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Proxy Statement for the 2013 Annual Meeting of Stockholders and 2012 Annual Report

MAR 11 2013
Washington, DC 20549

Notice of 2013 Annual Meeting and Proxy Statement

Report on Form 10-K



NOTICE OF 2013 ANNUAL MEETING
AND PROXY STATEMENT

March 11, 2013

Dear Fellow NCR Stockholder:

I am pleased to invite you to attend NCR's 2013 Annual Meeting of Stockholders that will be held on April 24, 2013, at 9:00 a.m. Eastern Time, in the Auditorium at NCR Corporation's office located at 3097 Satellite Boulevard, Duluth, Georgia 30096.

The accompanying notice of the Annual Meeting and proxy statement tell you more about the agenda and procedures for the meeting. They also describe how the Board of Directors operates and provide information about our director candidates, executive officer and director compensation and corporate governance matters. I look forward to sharing more information with you about NCR at the Annual Meeting.

As in prior years, we are offering to our stockholders the option to receive NCR's proxy materials on the Internet. We believe this option, which we intend to continue to offer in future years, will be preferred by many of our stockholders, as it allows NCR to provide our stockholders the information they need in an environmentally-conscious form and at a reduced cost.

Your vote is important. Whether or not you plan to attend the Annual Meeting, I urge you to authorize your proxy as soon as possible. You may vote by proxy on the Internet or by telephone, or, if you received the proxy materials by mail, you may also vote by mail. Your vote will ensure your representation at the Annual Meeting regardless of whether you attend in person.

Sincerely,

William R. Nuti
Chairman of the Board,
Chief Executive Officer and President

SEC
Mail Processing
MAR 11 2013

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS OF NCR CORPORATION

Time:

9:00 a.m. Eastern Time

Date:

Wednesday, April 24, 2013

Place:

NCR Corporation
Auditorium
3097 Satellite Boulevard
Duluth, Georgia 30096

Purpose:

- Elect three Class B directors identified in this proxy statement to hold office for three-year terms and one Class C director to hold office for a one-year term, or until his or her respective successor is duly elected and qualified;
- Consider and vote upon the ratification of the appointment of the Company's independent registered public accounting firm for 2013;
- Consider and hold an advisory vote to approve executive compensation ("Say on Pay") as disclosed in these proxy materials;
- Consider and vote upon the approval of the NCR Corporation 2013 Stock Incentive Plan;
- Consider and vote upon a stockholder proposal to repeal the classified Board of Directors if properly presented at the Annual Meeting; and
- Transact such other business as may properly come before the meeting and any adjournment or postponement of the meeting.

Other Important Information:

- Registered holders of NCR common stock at the close of business on February 12, 2013 may vote at the meeting.
- Your shares cannot be voted unless they are represented by proxy or in person by the record holder at the meeting. **Even if you plan to attend the meeting, please authorize your proxy.**

By order of the Board of Directors,



Jennifer M. Daniels
Senior Vice President, General Counsel and Secretary

March 11, 2013

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on April 24, 2013

This proxy statement and NCR's 2012 Annual Report on Form 10-K are available at www.proxyvote.com.

NCR Corporation
3097 Satellite Boulevard
Duluth, Georgia 30096

PROXY STATEMENT

GENERAL INFORMATION

These materials are intended to solicit proxies on behalf of the Board of Directors of NCR Corporation, a Maryland corporation (which we refer to as "NCR," the "Company," "we," or "us"), for the 2013 Annual Meeting of Stockholders, including any adjournment or postponement thereof. The meeting will be convened at 9:00 a.m., Eastern Time, on April 24, 2013, in the Auditorium at NCR's office at 3097 Satellite Boulevard, Duluth, Georgia 30096.

Delivery of Proxy Materials

We are providing access to our proxy materials (including this proxy statement, together with a notice of meeting and the Company's annual report) on the Internet pursuant to rules adopted by the Securities and Exchange Commission ("SEC"). Accordingly, beginning on or about March 11, 2013, we are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to stockholders entitled to vote at the meeting. You may also request a printed copy of the proxy materials by mail. If you do so, these materials will also include the proxy card for the Annual Meeting. To request a printed copy of the proxy materials, please contact us via the Internet (www.proxyvote.com), telephone (1-800-579-1639) or by email (sendmaterial@proxyvote.com) on or before April 10, 2013. If requesting material by email, please send a blank email with the 12-digit Control Number (located on the Notice) in the subject line. Requests, instructions and other inquiries will NOT be forwarded to your investment advisor.

All stockholders will have the ability to access, beginning on March 11, 2013, the proxy materials on the website referred to in the Notice or to request to receive a printed copy of the proxy materials at no charge. If you request a printed copy of the proxy materials, we will mail them to you within three business days of your request, at no cost to you. The Notice includes instructions on how to access the electronic proxy materials, as well as instructions for requesting a printed copy. In addition, stockholders may permanently elect to receive future proxy materials in either electronic form by email or printed form by mail. If you make such an election, we will continue to send you the materials pursuant to your election, until you notify us otherwise.

We are taking advantage of the householding rules adopted by the SEC that permit us to deliver only one Notice to stockholders who share an address, unless otherwise requested. This allows us to reduce the expense of delivering duplicate Notices to our stockholders who may have more than one stock account or who share an address with another NCR stockholder. If you have multiple NCR common stock record accounts and/or share an address with a family member who is an NCR stockholder and have received only one Notice, you may write or call us at 3097 Satellite Boulevard, Duluth, Georgia 30096-5810 (phone: 1-800-225-5627) to request separate copies of the proxy materials at no cost to you. If you have received only one copy of the Notice and you do not wish to participate in the householding program or if you have received multiple copies of the Notice and you do wish to participate in the householding program, please call 1-800-542-1061 to "opt-in", "opt-out" or revoke your consent.

Stockholders Entitled to Vote at the Meeting

If you were a registered stockholder at the close of business on the record date for the meeting, February 12, 2013, you are entitled to vote at the meeting. There were 163,732,442 shares of common stock outstanding on the record date. You will have one vote on each matter properly brought before the meeting for each share of NCR common stock you own.

Electronic Access to Proxy Materials and Annual Report

The Notice includes instructions regarding how to:

- view proxy materials for the Annual Meeting on the Internet; and
- instruct us to send you all future proxy materials by email.

If you choose to receive future proxy materials by email, next year you will receive an email with a link to the proxy materials and proxy voting site. Your election to receive future proxy materials by email will remain in effect until you terminate your election. Choosing to receive your future proxy materials by email will save the Company the cost of producing and mailing these documents and reduce the impact of our Annual Meeting on the environment.

How to Vote Your Shares

Your vote is important. Your shares can be voted at the Annual Meeting only if you are present in person or represented by proxy. Even if you plan to attend the meeting, we urge you to authorize your proxy in advance. We encourage you to authorize your proxy electronically by going to the www.proxyvote.com website or by calling the toll-free number (for residents of the United States and Canada) listed on your proxy card. Please have your proxy card in hand when going online or calling. ***If you authorize your proxy electronically, you do not need to return your proxy card.*** If you received proxy materials by mail and choose to authorize your proxy by mail, simply mark your proxy card, and then date, sign and return it in the postage-paid envelope provided so it is received no later than April 23, 2013.

If you hold your shares beneficially in street name, i.e., through a nominee (such as a bank or broker), you may be able to authorize your proxy by telephone or the Internet as well as by mail. You should follow the instructions you receive from your broker or other nominee to vote these shares.

How to Revoke Your Proxy

You may revoke your proxy at any time before it is voted at the meeting by:

- voting again on the Internet or by telephone (only the latest Internet or telephone proxy will be counted);
- properly executing and delivering a later-dated proxy card;
- voting by ballot at the meeting; or
- sending a written notice of revocation to the inspectors of election in care of the Corporate Secretary of the Company at 3097 Satellite Boulevard, Duluth, Georgia 30096-5810 so it is received no later than April 23, 2013.

Voting at the Annual Meeting

The method by which you vote and authorize your proxy will in no way limit your right to vote at the meeting if you later decide to vote in person at the meeting. If you hold your shares in street name, you must obtain a proxy executed in your favor from your nominee (such as your bank or broker) to be able to vote at the meeting.

Your shares will be voted at the meeting as directed by your electronic proxy, the instructions on your proxy card or voting instructions if: (1) you are entitled to vote; (2) your proxy was properly executed or properly authorized electronically; (3) we received your proxy prior to the meeting; and (4) you did not revoke your proxy prior to or at the meeting.

Voting Shares Held in the NCR Savings Plan

If you are a participant in the NCR Savings Plan, your proxy includes any NCR common stock allocated to your plan account. The trustee of this plan will vote the number of shares allocated to your account according to your instructions. If you do not vote your shares in the NCR Savings Plan as instructed above, the trustee will vote unallocated shares, and any allocated shares for which voting instructions are not timely received, in the same proportion of "For" and "Against" votes as the shares for which voting instructions were timely received.

Voting Shares Held Under the NCR Direct Stock Purchase and Sale Plan

If you are a participant in the Direct Stock Purchase and Sale Plan (the "DSPP") administered by our transfer agent, Wells Fargo Bank, N.A. for NCR, your proxy includes the NCR common stock held in your DSPP account. Wells Fargo Bank, N.A., as the DSPP administrator, is the stockholder of record of that plan and will not vote those shares unless you provide it with instructions, which you may do, by telephone, or the Internet as well as by mail.

Quorum for the Meeting; Votes Required to Approve Each Item

The presence at the meeting (in person or by proxy) of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting as of the close of business on February 12, 2013 constitutes a quorum allowing us to conduct business at the meeting. A majority of all the votes cast (in person or by proxy) is required to elect directors, to ratify the appointment of our independent registered public accounting firm, to approve the non-binding advisory vote on executive compensation, and to approve the stockholder proposal to repeal the classified Board of Directors, if properly presented at the Annual Meeting. Under Maryland law, abstentions and broker "non-votes" will not be counted as votes cast and will have no effect on the outcome of the vote for the above items. A broker "non-vote" occurs when a broker returns a properly executed proxy but does not vote on a particular proposal because the broker does not have the discretionary authority to vote on the proposal and has not received voting instructions from the beneficial owner regarding the proposal. A majority of all the votes cast (in person or by proxy) is required to adopt the NCR Corporation 2013 Stock Incentive Plan provided that the total vote cast on the proposal represents over 50% of all securities entitled to vote on the proposal. For purposes of the vote on the proposal to adopt the NCR Corporation 2013 Stock Incentive Plan, abstentions will count as votes cast and have the same effect as votes against the proposal; broker "non-votes" will not count as votes cast and will have no effect on the outcome of the vote provided that holders of more than 50% of our common stock vote on the proposal. Under the rules of the New York Stock Exchange ("NYSE"), brokers have the discretionary authority to vote on the ratification of our independent registered public accounting firm, but not for the election of our directors, the non-binding advisory vote on executive compensation, the approval of the 2013 Stock Incentive Plan or the stockholder proposal to repeal the classified Board of Directors.

Annual Meeting Admission

You may attend the meeting if you are a registered stockholder, a proxy for a registered stockholder, or a beneficial owner of NCR common stock with evidence of ownership. **If you plan to attend the meeting in person, please complete and return to NCR's Corporate Secretary, by mail, the meeting reservation request form provided on the Internet, or, if you received the proxy materials by mail, the form provided on page 91 of this proxy statement. If you are not a registered stockholder, please include evidence of your ownership of NCR stock with the form (such as an account statement showing you own NCR stock as of the record date).** If you do not have a reservation for the meeting, you may still attend if we can verify your stock ownership at the meeting.

Annual Meeting Voting Results

We will include the results of the votes taken at the meeting in a current report on Form 8-K filed with the SEC within four business days following the meeting.

The Board's Recommendations

If you authorize your proxy electronically or send a properly executed proxy without specific voting instructions, your shares represented by that proxy will be voted as unanimously recommended by the Board of Directors:

- FOR the election of each of the three Class B director nominees and one Class C director nominee;
- FOR ratification of the appointment of the Company's independent registered public accounting firm for 2013;
- FOR the approval, on an advisory basis, of executive compensation as disclosed in these proxy materials;
- FOR the approval of the NCR Corporation 2013 Stock Incentive Plan; and
- AGAINST the advisory stockholder proposal to repeal the classified Board of Directors.

Ownership by Officers and Directors

The following table reflects the NCR common stock beneficially owned, as determined under the applicable SEC rules, as of February 6, 2013 (the "Table Date") by (i) each current or former executive officer named in the Summary Compensation Table below on page 44 (the "Named Executive Officers" or "NEOs"), (ii) each non-employee director and nominee and (iii) all current directors and executive officers as a group. Except to the extent indicated in the footnotes below, to NCR's knowledge, each person named in the table below has sole voting and investment power over the shares reported. As of the Table Date, 163,305,807 shares of the Company's common stock were issued and outstanding.

	Total Shares Beneficially Owned[(1)(2)]	Percent	Number of Shares Subject to Options Exercisable Within 60 Days of February 6, 2013	Number of RSUs That Vest Within 60 Days of February 6, 2013 [(3)]
Non-Employee Directors				
Edward (Pete) Boykin, Director	170,677	*	74,455	
Richard L. Clemmer, Director	101,451	*	51,479	
Gary J. Daichendt, Director	107,289	*	58,455	
Robert P. DeRodes, Director	94,553	*	51,479	
Kurt P. Kuehn, Director	7,522	*		
Linda Fayne Levinson, Independent Lead Director	160,268	*	74,455	
Deanna W. Oppenheimer, Director	2,842	*		
Named Executive Officers				
William R. Nuti, Director and Officer	816,047	*	660,812	155,235
Robert P. Fishman, Officer	72,993	*	56,340	8,988
Peter A. Leav, Officer	96,450	*	61,392	20,426
John G. Bruno, Officer	294,560	*	103,810	75,321
Peter A. Dorsman, Officer	238,379	*	138,280	44,671
Current Directors, Named Executive Officers and remaining Executive Officers as a Group (14 persons)	2,350,323	1.4%	1,435,547	331,803

* Less than one percent.

(1) The number of shares beneficially owned by each person as of the Table Date includes shares of common stock that such person had the right to acquire on or within 60 days after that date, including, but not limited to, upon the exercise of options and vesting and payment of restricted stock units. This does not include restricted stock units granted as of the Table Date that vest more than 60 days after the Table Date which, in the case of our NEOs is as follows: Mr. Nuti 536,997; Mr. Fishman 99,339; Mr. Bruno 139,818; Mr. Dorsman 87,850; and Mr. Leav 96,164.

(2) Some of NCR's executive officers and directors own fractional shares of NCR stock. For purposes of this table, all fractional shares have been rounded to the nearest whole number. This column also includes 76,222 shares granted to Mr. Boykin; 49,972 shares granted to Mr. Clemmer; 14,876 shares granted to Mr. DeRodes, and 5,642 shares granted to Mr. Kuehn, all of which were deferred pursuant to the director's election until the time of the director's departure from the Board. No executive officer or director has pledged any shares in their brokerage accounts.

(3) This column reflects those shares the officers and directors have the right to acquire through restricted stock vesting on or within 60 days after the Table Date, ignoring the withholding of shares of common stock to cover applicable taxes. These shares are also included in the Total Shares Beneficially Owned column.

Other Beneficial Owners of NCR Stock

To the Company's knowledge, and as reported as of February 14, 2013 (except as otherwise specified), the following stockholders beneficially own more than 5% of the Company's outstanding stock.

Name and Address of Beneficial Owner	Total Number of Shares	Percent of Class
FMR LLC (1) . . . . 82 Devonshire Street Boston, MA 02109	14,582,838	9.12%
Greenlight Entities (2) . . . . 140 East 45th Street 24th Floor New York, New York 10017	10,259,790	6.40%
BlackRock(3) . . . . 40 East 52nd Street New York, New York 10022	10,140,397	6.34%
The Vanguard Group (4) . . . . 100 Vanguard Boulevard Malvern, PA 19355	8,847,236	5.53%



(1) Information is based on a Schedule 13G filed with the SEC on February 14, 2013 by FMR LLC ("FMR") and Edward C. Johnson 3d ("Johnson") reporting beneficial ownership of the Company's stock as of December 31, 2012, on behalf of its direct and indirect subsidiaries including Fidelity Management & Research Company, Strategic Advisers, Inc., Pyramis Global Advisors, LLC, Pyramis Global Advisors Trust Company and FIL Limited. In this filing, FMR reported sole voting power with respect to 2,556,114 of such shares, and sole dispositive power with respect to all 14,582,838 of such shares. Johnson reported shared voting and dispositive power with respect to all 14,582,838 of such shares as members of the Johnson Family and Johnson, as Chairman of FMR, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR, which represent 49% of the voting power of FMR.

(2) Information is based on a Schedule 13G/A filed with the SEC on February 14, 2013 by Greenlight Capital, L.L.C. ("Greenlight"), Greenlight Capital, Inc. ("Greenlight Inc."), DME Management GP, LLC ("DME Management"), DME Advisors, LP ("DME Advisors"), DME Capital Management, LP ("DME Capital Management"), DME Advisors GP, LLC ("DME Advisors GP") and David Einhorn (collectively, the "Greenlight Entities"), reporting beneficial ownership of an aggregate of 10,259,790 shares of the Company's stock as of December 31, 2012. In this filing Greenlight reported shared voting and dispositive power with respect to 2,648,336 of such shares, which are held for the accounts of certain investment funds for which it is the general partner. Greenlight Inc. reported shared voting and dispositive power with respect to 6,470,264 of such shares, which are held for certain accounts for which it acts as investment manager. DME Management reported shared voting and dispositive power with respect to 1,197,973 of such shares, which are held for the account of an investment fund for which it is the general partner. DME Advisors reported shared voting and dispositive power with respect to 1,416,700 of such shares, which are held for the account of a managed account for which it acts as investment manager. DME Capital Management reported shared voting and dispositive power with respect to 2,372,826 of such shares, which are held for the account of certain investment funds for which it acts as investment manager. DME Advisors GP, as the general partner of DME Advisors and DME Capital Management, reported shared voting and dispositive power with respect to 3,789,526 of such shares, which are held for certain accounts for which either DME Advisors or DME Capital Management acts as investment manager. David Einhorn reported shared voting and dispositive power with respect to all 10,259,790 of such shares as principal of Greenlight, Greenlight Inc., DME Management, DME Advisors, DME Capital Management and DME Advisors GP. Each of the Greenlight Entities disclaims all such beneficial ownership except to the extent of its pecuniary interest in any shares of the Company's stock.

(3) Information is based on a Schedule 13G/A filed with the SEC on February 5, 2013 by BlackRock, Inc. ("BlackRock"), reporting beneficial ownership of 10,140,397 shares of the Company's stock as of December 31, 2012. In this filing, BlackRock reported sole voting and dispositive power with respect to all such shares.

(4) Information is based on a Schedule 13G filed with the SEC on February 12, 2013 by The Vanguard Group ("Vanguard Group"), reporting beneficial ownership of 8,847,236 shares of the Company's stock as of December 31, 2012. In this filing, Vanguard Group reported sole dispositive power with respect to 8,734,915 of such shares, sole voting power with respect to 119,688 of such shares, and shared dispositive power with respect to 112,321 of such shares. Vanguard Group also reported that Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of Vanguard Group, may be deemed to have beneficial ownership of 112,321 of such shares as investment manager of certain collective trust accounts, and that Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of Vanguard Fiduciary, may be deemed to have beneficial ownership of 7,367 of such shares as a result of serving as investment manager of certain Australian investment offerings.

ELECTION OF DIRECTORS
(Item 1 on Proxy Card)

The Board of Directors of NCR (the "Board") is currently divided into three classes. Directors hold office for staggered terms of three years (or less if they are filling a vacancy) and until their successor is elected and qualify. One of the three classes is elected each year to succeed the directors whose terms are expiring. The current terms for the directors in Classes A, B and C of the Board expire at the annual meetings of stockholders in 2015, 2013, and 2014, respectively.

Proxies solicited by the Board will be voted for the election of each of the nominees, unless you withhold your vote on your proxy. The Board has no reason to believe that any of these nominees will be unable to serve. However, if one of them should become unavailable prior to the Annual Meeting, the Board may reduce the size of the Board or designate a substitute nominee. If the Board designates a substitute, shares represented by proxies will be voted for the substitute nominee.

The name, age, principal occupation, other business affiliations and certain other information regarding each nominee for election as a director and each director whose term of office continues is below. The age reported of each director is as of the filing date of this proxy statement.

The Board of Directors recommends that you vote FOR each of the following nominees for election as a director.
Proxies received by the Board will be voted FOR all nominees unless they specify otherwise.

Class B—Current Terms Expiring in 2013 and New Terms Expiring in 2016:

Mr. Boykin and Ms. Levinson are Class B directors whose current terms are expiring at the 2013 annual meeting. In addition, on May 23, 2012, the NCR Board of Directors elected Ms. Oppenheimer as a Class B director, effective August 1, 2012, to serve until the 2013 annual meeting. Mr. Boykin, Ms. Levinson and Ms. Oppenheimer have been nominated to serve until the 2016 annual meeting of stockholders and until their successors have been elected and qualify.

Edward "Pete" Boykin, 74, was Chair of the Board of Directors of Capital TEN Acquisition Corp., a special purpose acquisition company, from October 2007 to May 2008. He served as President and Chief Operating Officer of Computer Sciences Corporation ("CSC"), an information technology services company he joined in 1966, from July 2001 to June 2003. Mr. Boykin is also a director of Teradata Corporation and is Chairman of the Board of Directors of Engility Holdings, Inc. which he joined in July 2012. Mr. Boykin became a director of NCR on June 5, 2002. In recommending Mr. Boykin as a nominee for election as a director of the Company, the Committee on Directors and Governance considered Mr. Boykin's independence and his previous experience at CSC, a multi-billion dollar international company with complex accounting issues, including among other things, his extensive experience evaluating financial statements in his former position as CSC's President and Chief Operating Officer, his past experience managing major acquisitions at CSC and his former role on CSC's disclosure committee. In addition to these attributes, the Committee on Directors and Governance considered Mr. Boykin's financial literacy and independence in concluding that his abilities would meet the needs of the Board of Directors.

Linda Fayne Levinson, 71, was Chair of the Board of Directors of Connexus Corporation (formerly VendareNetblue), an online marketing company, from July 2006 until May 2010 when it was merged into Epic Advertising. Ms. Levinson was a partner at GRP Partners, a private equity investment fund investing in start-up and early-stage retail and electronic commerce companies, from 1997 to December 2004. Prior to that, she was a partner in Wings Partners, a private equity firm, an executive at American Express running its leisure travel and tour business, and a Partner at McKinsey & Co. Ms. Levinson was a director of DemandTec, Inc. from June 2005 until February 2012 when it was acquired by International Business Machines Corporation. Ms. Levinson is currently a director of Jacobs Engineering Group Inc., Ingram Micro Inc., The Western Union Company and Hertz Global Holdings, Inc. Ms. Levinson became a director of NCR on January 1, 1997 and was appointed the Independent Lead Director of the NCR Board of Directors on October 1, 2007. In recommending Ms. Levinson as a nominee for election as a director of the Company, the Committee on Directors and Governance considered her long experience as a public company

director and a committee chair, starting in 1991, as well as her general management experience, including at American Express, her strategic experience at McKinsey & Company and her investment experience at GRP Partners and Wings Partners. Ms. Levinson's extensive management and leadership experience, her broad industry knowledge, independence, in-depth knowledge of corporate governance issues and diversity of perspective were also skills and attributes that led the Committee on Directors and Governance to conclude that her abilities would meet the needs of the Board of Directors.

Deanna W. Oppenheimer, 54, is Chief Executive Officer of CameoWorks, LLC, a global retail and financial services advisory firm, which she formed in 2005. Prior to rejoining CameoWorks in 2011, she served in a number of roles at Barclays, PLC, from 2005 to 2011, as Chief Executive of U.K. and Business banking and Vice Chair of Global Retail and Business Banking. From 1985 to 2005, Ms. Oppenheimer served in a number of positions at Washington Mutual, Inc., with her last role as President of Consumer Banking, where she helped to transform the lender from a regional to national player. Ms. Oppenheimer is currently a director of Tesco, PLC and Tesco Bank. Ms. Oppenheimer became a director of NCR on August 1, 2012. In recommending Ms. Oppenheimer as a nominee for election as a director of the Company, the Committee on Directors and Governance considered her current role as CEO at CameoWorks and her previous experience at Barclays, PLC, as Chief Executive of U.K. and Business Banking and Vice Chair, her previous experience as President of Consumer Banking at Washington Mutual, Inc., and the responsibilities associated with these positions. Ms. Oppenheimer's demonstrated management experience, independence, and financial literacy were also attributes that led the Committee on Directors and Governance to conclude that her skills would meet the needs of the Board of Directors.

Class C—Current Term Expiring in 2013 and New Term Expiring in 2014:

On May 23, 2012, the NCR Board of Directors elected Mr. Kurt Kuehn as a Class C director to serve until the 2013 annual meeting. Mr. Kuehn has been nominated for election to serve until the 2014 annual meeting of stockholders and until his successor is elected and qualified.

Kurt P. Kuehn, 58, is Chief Financial Officer at United Parcel Service, Inc. ("UPS"), a global leader in logistics, a position he has held since 2008. Prior to his appointment as CFO, Mr. Kuehn was Senior Vice President Worldwide Sales and Marketing, leading the transformation of the sales organization to improve the global customer experience. Mr. Kuehn was UPS's first Vice President of Investor Relations, taking the in one of the largest IPOs in U.S. history. Since he joined UPS as a driver in 1977, Mr. Kuehn's UPS career has included leadership roles in sales and marketing, engineering, operations and strategic cost planning. Mr. Kuehn became a director of NCR on May 23, 2012. In recommending Mr. Kuehn as a nominee for election as a director of the Company, the Committee on Directors and Governance considered his current role as CFO at UPS, his previous experience at UPS as Senior Vice President Worldwide Sales and Marketing and Vice President of Investor Relations, and the responsibilities associated with these positions. Mr. Kuehn's demonstrated management experience, independence, and financial literacy were also attributes and skills that led the Committee on Directors and Governance to conclude that his abilities would meet the needs of the Board of Directors.

Directors Whose Terms of Office Continue

Class A—Current Terms Expiring in 2015:

William R. Nuti, 49, is NCR's Chairman of the Board, Chief Executive Officer and President. Mr. Nuti became Chairman of the Board on October 1, 2007. Before joining NCR in August 2005, Mr. Nuti served as President and Chief Executive Officer of Symbol Technologies, Inc., an information technology company. Prior to that, he was Chief Operating Officer of Symbol Technologies. Mr. Nuti joined Symbol Technologies in 2002 following a 10 plus year career at Cisco Systems, Inc. where he advanced to the dual role of Senior Vice President of the company's Worldwide Service Provider Operations and U.S. Theater Operations. Prior to his Cisco experience, Mr. Nuti held sales and management positions at International Business Machines Corporation, Netrix Corporation and Network Equipment Technologies. Mr. Nuti is also a director of Sprint Nextel Corporation, and is a member of its Finance and Compensation Committees.

Mr. Nuti is also a member of the Georgia Institute of Technology advisory board and a trustee of Long Island University. Mr. Nuti became a director of NCR on August 7, 2005. In determining Mr. Nuti should continue serving as a director of the Company, the Committee on Directors and Governance considered his current role as Chief Executive Officer and President of the Company, his experience as a director of another public company, his previous experience as President and Chief Executive Officer of Symbol Technologies, his previous experience as Senior Vice President at Cisco Systems, and the responsibilities associated with these positions. Mr. Nuti's demonstrated management and leadership experience and global sales and operations experience, were also skills and attributes that led the Committee on Directors and Governance to conclude that his abilities would meet the needs of the Board of Directors.

Gary J. Daichendt, 61, has been principally occupied as a private investor since June 2005 and has been a managing member of Theory R Properties LLC, a commercial real estate firm, since October 2002. He served as President and Chief Operating Officer of Nortel Networks Corporation, a global supplier of communication equipment, from March 2005 to June 2005. Prior to that and until his retirement in December 2000, Mr. Daichendt served as Executive Vice President, Worldwide Operations for Cisco Systems, Inc. Mr. Daichendt is also Chairman of ShoreTel Inc. Mr. Daichendt became a director of NCR on April 26, 2006. In determining Mr. Daichendt should continue serving as a director of the Company, the Committee on Directors and Governance considered his previous experience as President and Chief Operating Officer of Nortel Networks Corporation, his previous experience as Executive Vice President, Worldwide Operations, for Cisco Systems, and the responsibilities associated with these positions. Mr. Daichendt's demonstrated management experience, financial literacy and independence were also attributes and skills that led the Committee on Directors and Governance to conclude that his abilities would meet the needs of the Board of Directors.

Robert P. DeRodes, 62, is the founder of DeRodes Enterprises, LLC, a Georgia-based corporation that primarily provides information technology and business operations consulting, as well as management advisory services. Prior to starting this company, Mr. DeRodes served as Executive Vice President, Global Operations & Technology of First Data Corporation, an electronic commerce and payments company, from October 2008 to July 2010. Prior to First Data Corporation, Mr. DeRodes served as Executive Vice President and Chief Information Officer of The Home Depot, Inc., a home improvement retailer, from February 2002 to October 2008 and as President and Chief Executive Officer of Delta Technology, Inc. and Chief Information Officer of Delta Air Lines, Inc., from September 1999 until February 2002. Prior to Delta, Mr. DeRodes held various executive positions in the financial services industry with Citibank (1995-1999) and with USSA (1983-1993). Mr. DeRodes became a director of NCR on April 23, 2008. In determining Mr. DeRodes should continue serving as a director of the Company, the Committee on Directors and Governance considered the scope of his previous experience and the responsibilities associated with the aforementioned positions. Mr. DeRodes' demonstrated management experience, information technology experience, understanding of the financial services, retail and transportation industries, and independence led the Committee on Directors and Governance to conclude that his abilities would meet the needs of the Board of Directors.

Class C—Current Term Expiring in 2014:

Richard L. Clemmer, 61, is President and Chief Executive Officer of NXP B.V., a semiconductor company, a position he has held since January 1, 2009. Prior to that, he was a senior advisor to Kohlberg Kravis Roberts & Co., a private equity firm, a position he held from May 2007 to December 2008. He previously served as President and Chief Executive Officer of Agere Systems Inc., an integrated circuits components company that was acquired in 2007 by LSI Logic Corporation, from October 2005 to April 2007. Mr. Clemmer became a director of NCR on April 23, 2008. During the past 5 years, Mr. Clemmer was a director of i2 Technologies, Inc. and Trident Microsystems Inc. In determining Mr. Clemmer should continue serving as a director of the Company, the Committee on Directors and Governance considered his experience in his position at NXP B.V. and his former positions with Kohlberg Kravis Roberts & Co. and Agere Systems Inc. Mr. Clemmer's demonstrated management experience, independence, and financial literacy were also attributes that led the Committee on Directors and Governance to conclude that his skills would meet the needs of the Board of Directors.

ADDITIONAL INFORMATION CONCERNING THE BOARD OF DIRECTORS

The Board of Directors oversees the overall performance of the Company on your behalf. Members of the Board stay informed of the Company's business by participating in Board and committee meetings (including regular executive sessions of the Board), by reviewing materials provided to them prior to meetings and otherwise, and through discussions with the Chief Executive Officer and other members of management and staff.

Corporate Governance

NCR's Board of Directors is elected by the stockholders to govern the affairs of the Company. The Board selects the senior management team, which is charged with conducting the Company's business. Having selected the senior management team, the Board acts as an advisor to senior management and monitors its performance. The Board reviews the Company's strategies, financial objectives and operating plans. It also plans for management succession of the Chief Executive Officer, as well as other senior management positions, and oversees the Company's compliance efforts.

To help discharge its responsibilities, the Board of Directors has adopted Corporate Governance Guidelines on significant corporate governance issues, including, among other things, director independence, committee membership and structure, meetings and executive sessions, and director selection, training and retirement. The Corporate Governance Guidelines, as well as the Board's committee charters, are found under "Corporate Governance" on the "About NCR" page of NCR's website at http://www.ncr.com/about-ncr/corporate-governance. You also may obtain a written copy of the Corporate Governance Guidelines, or any of the Board's committee charters, by writing to NCR's Corporate Secretary at the address listed on page 16 of this proxy statement.

The Corporate Governance Guidelines reflect, among other things, the belief and policy of the Board of Directors that a substantial majority of its members should be independent, and the Board has established standards to assist it in determining director independence. These standards, which meet, and in some cases exceed, the independence guidelines for directors under the NYSE listing standards, are set forth below and are included as Exhibit B to the Corporate Governance Guidelines.

Under the standards of independence set forth in the Corporate Governance Guidelines, a Board member may not be independent unless the Board affirmatively determines that the Board member has no material relationship with the Company (whether directly or indirectly), taking into account the following factors, in addition to those other factors it may deem relevant:

- has not been an employee of the Company or any of its affiliates, or affiliated with the Company, within the past five years;
- has not been affiliated with or an employee of the Company's present or former independent auditors or its affiliates for at least five years after the end of such affiliation or auditing relationship;
- has not for the past five years been a paid advisor, service provider or consultant to the Company or any of its affiliates or to an executive officer of the Company or an employee or owner of a firm that is such a paid advisor, service provider or consultant;
- does not, directly or indirectly, have a material relationship (such as being an executive officer, director, partner, employee or significant stockholder) with a company that has made payments to or received payments from the Company that exceeded, in any of the previous three fiscal years, the greater of $1 million or 2% of the other company's consolidated gross revenues;
- is not an executive officer or director of a foundation, university or other non-profit entity receiving significant contributions from the Company, including contributions in the previous three years that, in any single fiscal year, exceeded the greater of $1 million or 2% of such charitable organization's consolidated gross revenues;

- has not been employed by another corporation that has (or had) an executive officer of the Company on its board of directors during the past five years;
- has not received compensation, consulting, advisory or other fees from the Company, other than director compensation and expense reimbursement or compensation for prior service that is not contingent on continued service for the past five years; and
- is not and has not been for the past five years, a member of the immediate family of (i) an officer of the Company, (ii) an individual who receives or has received during any twelve-month period more than $120,000 per year in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service that is not contingent on continued service, (iii) an individual who, with respect to the Company's independent auditors or their affiliates, is a current partner or a current employee personally working on the Company's audit or was a partner or employee and personally worked on the Company's audit, (iv) an individual who is an executive officer of another corporation that has (or had) an executive officer of the Company on its board of directors, (v) an executive officer of a company that has made payment to, or received payments from, the Company in a fiscal year that exceeded the greater of $1 million or 2% of the other company's consolidated gross revenues, or (vi) any director who is not considered an independent director.

Consistent with the Corporate Governance Guidelines, on an annual basis the Board, with input from the Committee on Directors and Governance, determines whether each non-employee Board member is considered independent. In doing so, the Board takes into account the factors listed above, and such other factors as it may deem relevant.

NCR's Board of Directors has determined that all of the Company's non-employee directors and nominees, namely Edward (Pete) Boykin, Richard L. Clemmer, Gary J. Daichendt, Robert P. DeRodes, Kurt P. Kuehn, Linda Fayne Levinson and Deanna W. Oppenheimer are independent in accordance with the NYSE listing standards and the Company's Corporate Governance Guidelines.

The Board of Directors met eight times last year. During 2012, each incumbent member of the Board attended 75% or more (with the exception of Mr. Clemmer who attended 71.43%) of the aggregate of (i) the total number of meetings of the Board (held during the period for which such person has been a director) and (ii) the total number of meetings held by all committees of the Board on which such person served (during the periods that such person served). In addition, while the Company has no formal policy regarding director attendance at its annual meeting of stockholders, NCR's directors are encouraged to attend the Company's annual meetings. All of the directors then in office attended the Company's 2012 Annual Meeting.

Board Leadership Structure and Risk Oversight

As set out in the Corporate Governance Guidelines, the Board of Directors does not have a guideline on whether the Chairman and Chief Executive Officer roles should be combined, or whether the role of Chairman should be held by a non-employee director. Instead our Board has the flexibility to select a Chairman as it deems best for the Company from time to time. Under the Corporate Governance Guidelines, if the positions of Chairman and Chief Executive Officer are held by the same person, the Board will select a Lead Director from its independent directors. Additionally, the Board has set out the roles of Chairman and Chief Executive Officer and the independent Lead Director in Exhibit C to the Corporate Governance Guidelines.

Currently the Company's Board of Directors has an integrated leadership structure in which William R. Nuti serves in the combined roles of Chairman and Chief Executive Officer, and Linda Fayne Levinson serves as the Board's independent Lead Director. The Board believes that this structure promotes greater efficiency through more direct communication of critical information between the Company and the Board. In addition, the Chief Executive Officer's extensive knowledge of the Company uniquely qualifies him, in close consultation with the

independent Lead Director, to both lead the Board in discussing strategic matters and assessing risks, and focuses the Board on the issues that are most material to the Company. Combining the roles of Chairman and Chief Executive Officer also has allowed the Company to more effectively develop and communicate a unified vision and strategy to the Company's stockholders, employees and customers.

Consistent with the Corporate Governance Guidelines, the independent Lead Director has broad authority, as follows. The independent Lead Director: presides at the executive sessions of the non-employee directors and at all Board meetings at which the Chairman is not present; serves as liaison between the Chairman and the independent directors; frequently communicates with the Chief Executive Officer; is authorized to call meetings of the independent directors; obtains Board member and management input and, with the Chief Executive Officer, sets the agenda for the Board; approves meeting schedules to assure there is sufficient time for discussion of all agenda items; works with the Chief Executive Officer to ensure that Board members receive the right information on a timely basis; stays current on major risks and focuses the Board members on such risks; molds a cohesive Board to support success of the Chief Executive Officer; works with the Committee on Directors and Governance to evaluate Board and committee performance; facilitates communications among directors; assists in recruiting and retention of new Board members (with the Committee on Directors and Governance and the Chief Executive Officer); in conjunction with the Chairman and Committee on Directors and Governance, ensures that committee structure and committee assignments are appropriate and effective; works with the Committee on Directors and Governance to ensure outstanding governance processes; leads discussions regarding Chief Executive Officer performance, personal development and compensation; and, if requested by major stockholders of the Company, is available for consultation and direct communication with such stockholders. Additionally, the leadership and oversight of the Board's other independent directors continues to be strong, and further structural balance is provided by the Company's well-established corporate governance policies and practices, including its Corporate Governance Guidelines. Independent directors account for seven out of eight of the Board's members, and make up all of the members of the Board's Compensation and Human Resource Committee, Audit Committee and Committee on Directors and Governance. Additionally, among other things, the Board's non-employee directors meet regularly in executive session with only the non-employee directors present.

The Board has had several years of successful experience with this leadership structure – in which the roles of Chairman and Chief Executive Officer are combined and an independent Lead Director is selected – and, taking into account these factors, has determined that this leadership structure is most appropriate and effective for the Company at this time.

The Board's involvement in risk oversight includes receiving regular reports from members of senior management and evaluating areas of material risk to the Company, including operational, financial, legal and regulatory, strategic and reputational risks. The Audit Committee of the Board is responsible for overseeing the assessment of financial risk as well as general risk management programs. In carrying out this responsibility, the Audit Committee regularly evaluates the Company's risk identification, risk management and risk mitigation strategies and practices. The Audit Committee receives and reviews reports prepared by the Company's Enterprise Risk Management leader on an annual basis and provides a summary of this risk assessment to the Board. In general, the reports identify, analyze, prioritize and provide the status of major risks to the Company. In addition, the Compensation and Human Resource Committee of the Board regularly considers potential risks related to the Company's compensation programs as discussed below, and the Committee on Directors and Governance also considers risks within the context of its committee charter responsibilities, including legal and regulatory compliance risks. The Audit Committee, Compensation and Human Resource Committee and Committee on Directors and Governance each report at the next meeting of the Board all significant items discussed at each committee meeting, which includes a discussion of items relating to risk oversight. Finally, in 2011, the Company instituted an Executive Risk Committee comprised of members of senior management. The chair of the Company's Executive Risk Committee presents its findings annually to the Board. We believe the leadership structure of the Board effectively facilitates risk oversight by the Board as a result of (i) the role of the Board committees in risk identification and mitigation, (ii) the direct link between management and the Board achieved by having one leader serve as Chairman and Chief Executive Officer, and (iii) the role of our active

independent Lead Director whose duties include ensuring the Board reviews and evaluates major risks to the Company, as well as measures proposed by management to mitigate such risks. These elements work together to ensure an appropriate focus on risk oversight.

Compensation Risk Assessment

The Company has historically maintained a prudent and appropriately risk-balanced approach to its incentive compensation programs to ensure that these programs promote the long-term interests of our stockholders and do not contribute to unnecessary risk-taking, and will continue to do so. The Compensation and Human Resource Committee of the Board of Directors (the "CHRC Committee") evaluates whether the Company's executive and broad-based compensation programs contribute to unnecessary risk-taking to achieve above-target results and has concluded that the risks arising from these programs are not likely to be significant. The CHRC Committee directly engages its independent compensation consultant, Frederic W. Cook & Co., Inc. ("FWC"), to assist the CHRC Committee in its evaluation. In accordance with the CHRC Committee's direction, FWC performs a compensation risk assessment of the Company's executive and broad-based compensation programs and makes an independent report to the CHRC Committee. The last risk assessment from FWC was completed in 2011. At that time, FWC concluded that the Company's executive and broad-based compensation programs do not present any area of significant risk, noting that the plans are well-aligned with the CHRC Committee's compensation design principles. In 2012 and early 2013, the Company conducted its own compensation risk assessment of the incentive compensation programs and concluded that the Company's executive and broad-based compensation programs do not present any area of significant risk. The only significant changes to our compensation program since FWC's 2011 risk assessment was the adoption of the Economic Profit Plan, which the Company and FWC determined did not present an area of significant risk, and the continued transition of the vesting period of our performance-based restricted stock units to 44 months from 36 months.

Committees of the Board

NCR's Board of Directors has four standing committees: the Audit Committee, the Compensation and Human Resource Committee, the Committee on Directors and Governance and the Executive Committee. The Board has adopted a written charter for each such committee that sets forth the committee's mission, composition, and responsibilities. Each charter can be found under "Corporate Governance" on the "About NCR" page of NCR's website at http://www.ncr.com/about-ncr/corporate-governance.

The members of each committee as of the end of fiscal 2012 and the number of meetings held in fiscal 2012 are shown below:

Name	Audit Committee	Compensation and Human Resource Committee	Committee on Directors and Governance	Executive Committee
Edward (Pete) Boykin	X*		X	X
Richard L. Clemmer	X			
Gary J. Daichendt		X	X*	X
Robert P. DeRodes		X		
Kurt P. Kuehn	X			
Linda Fayne Levinson		X*	X	X
William R. Nuti				X*
Deanna W. Oppenheimer	X			
Number of meetings in 2012	13	8	4	0

*Chair

Audit Committee: The Audit Committee is the principal agent of the Board of Directors in overseeing: (i) the quality and integrity of the Company's financial statements; (ii) the assessment of financial risk and risk management programs; (iii) the independence, qualifications, engagement and performance of the Company's independent registered public accounting firm; (iv) the performance of the Company's internal auditors; (v) the integrity and adequacy of internal controls; and (vi) the quality and adequacy of disclosures to stockholders. The Audit Committee also:

- selects, evaluates, sets compensation for and, where appropriate, replaces the Company's independent registered public accounting firm;
- pre-approves all audit and non-audit services to be performed by the Company's independent registered public accounting firm;
- reviews and discusses with the Company's independent registered public accounting firm its services and quality control procedures and the Company's critical accounting policies and practices;
- regularly reviews the scope and results of audits performed by the Company's independent registered public accounting firm and internal auditors;
- prepares the report required by the SEC to be included in the Company's annual proxy statement;
- meets with management to review the adequacy of the Company's internal control framework and its financial, accounting, reporting and disclosure control processes;
- reviews the Company's periodic SEC filings and quarterly earnings releases;
- reviews and discusses with the Company's Chief Executive Officer and Chief Financial Officer the procedures they follow to complete their certifications in connection with NCR's periodic filings with the SEC;
- discusses management's plans with respect to the Company's major financial risk exposures;
- reviews the Company's compliance with legal and regulatory requirements; and
- reviews the effectiveness of the Internal Audit function, including compliance with the *Institute of Internal Auditors' International Professional Practices Framework for Internal Auditing consisting of the Definition of Internal Auditing, Code of Ethics and the Standards.*

Each member of the Audit Committee is independent and financially literate as determined by the Board under applicable SEC and NYSE standards. In addition, the Board has determined that Messrs. Boykin, Clemmer and Kuehn and Ms. Oppenheimer are each an "audit committee financial expert," as defined under SEC regulations. The Board has also determined that each member of the Audit Committee is independent based on independence standards set forth in the Board's Corporate Governance Guidelines, which meet, and in some cases exceed, the listing standards of the NYSE and the applicable rules of the SEC. No member of the Audit Committee may receive any compensation, consulting, advisory or other fee from the Company, other than Board compensation described below under the caption "Director Compensation," as determined in accordance with applicable SEC and NYSE rules. Members serving on the Audit Committee are limited to serving on no more than two other audit committees of boards of directors of public companies, unless the Board evaluates and determines that these other commitments would not impair the member's effective service to the Company.

Compensation and Human Resource Committee: The CHRC Committee provides general oversight of the Company's management compensation philosophy and practices, benefit programs and strategic workforce initiatives and oversees the Company's leadership development plans. In doing so, the CHRC Committee reviews and approves the Company's total compensation goals, objectives and programs covering executive officers and key management employees as well as the competitiveness of NCR's total executive officer compensation practices. The CHRC Committee also:

- evaluates and reviews the performance levels of the Company's executive officers and determines base salaries, equity awards, incentive awards and other compensation for such officers;

- discusses its evaluation of, and determination of compensation to, the Chief Executive Officer at executive sessions of the Board of Directors;
- reviews and recommends to the Board of Directors for its approval, the Company's executive compensation plans;
- oversees the Company's compliance with compensation-related requirements of the SEC and NYSE rules;
- reviews and approves employment, severance, change in control and similar agreements and arrangements for the Company's executive officers;
- reviews management's proposals to make significant organizational changes or significant changes to existing executive officer compensation plans;
- periodically assesses the risk associated with the Company's compensation programs; and
- oversees the Company's plans for management succession and development.

The CHRC Committee may delegate its authority to the Company's Chief Executive Officer to make equity awards to individuals (other than executive officers) in limited instances.

The CHRC Committee is authorized to and has directly engaged its compensation consultant, FWC, to review the Company's long-term incentive program, the Stock Incentive Plan (which we refer to as the SIP), the Management Incentive Plan (which we refer to as the MIP), the Economic Profit Plan (which we refer to as the EPP) and other key programs related to the compensation of executive officers. As directed by the CHRC Committee, FWC: provides a competitive assessment of the Company's executive compensation programs relative to our compensation philosophy; reviews our compensation peer group companies; provides expert advice regarding compensation matters for our executive officers, including the Chief Executive Officer; provides information about competitive market rates; assists in the design of the variable incentive plans and the establishment of performance goals; assists in the design of other compensation programs and perquisites; assists with Section 162(m) and Section 409A compliance, disclosure matters, and other technical matters; and conducts a risk assessment of the Company's compensation programs and is readily available for consultation with this CHRC Committee and its members regarding such matters. The CHRC Committee has reviewed the independence of FWC in light of new SEC rules and proposed NYSE listing standards regarding compensation consultants and has concluded that FWC's work for the CHRC Committee is independent and does not raise any conflict of interest.

The Board of Directors has determined that each member of the CHRC Committee is independent based on independence standards set forth in the Board's Corporate Governance Guidelines, which meet, and in some cases exceed, the listing standards of the NYSE and the applicable rules of the SEC.

Committee on Directors and Governance: The Committee on Directors and Governance is responsible for reviewing the Board's corporate governance practices and procedures, including the review and approval of each related party transaction under the Company's Related Person Transaction Policy (unless the Committee on Directors and Governance determines that the approval or ratification of such transaction should be considered by all of the disinterested members of the Board of Directors), and the Company's ethics and compliance program, and:

- establishes procedures for evaluating the performance of the Board and oversees such evaluation;
- reviews and makes recommendations to the Board concerning director compensation; and
- reviews the composition of the Board and the qualifications of persons identified as prospective directors, recommends the candidates to be nominated for election as directors, and, in the event of a vacancy on the Board, recommends any successors.

The Committee on Directors and Governance is authorized to engage consultants to review the Company's director compensation program.

The Board of Directors has determined that each member of the Committee on Directors and Governance is independent based on independence standards set forth in the Board's Corporate Governance Guidelines, which meet, and in some cases exceed, the listing standards of the NYSE and the applicable rules of the SEC.

Executive Committee: The Executive Committee has the authority to exercise all powers of the full Board of Directors, except those prohibited by applicable law, such as amending the Company's Bylaws or approving a merger that requires stockholder approval. The Executive Committee meets between regular Board meetings if urgent action is required.

Selection of Nominees for Directors



The Committee on Directors and Governance and our other directors are responsible for recommending nominees for membership to the Board of Directors. The director selection process is described in detail in the Board's Corporate Governance Guidelines. In determining candidates for nomination, the Committee on Directors and Governance will seek the input of the Chairman of the Board and the Chief Executive Officer, and, in the event the positions of Chairman of the Board and Chief Executive Officer are held by the same person, the independent Lead Director, and will consider individuals recommended for Board membership by the Company's stockholders in accordance with the Company's Bylaws and applicable law.

The Board's Corporate Governance Guidelines include director qualification guidelines for directors standing for re-election and new candidates for membership on the Board. All candidates are evaluated by the Committee on Directors and Governance using these qualification guidelines. In accordance with the guidelines, as part of the selection process, the Committee on Directors and Governance examines candidates' business skills and experience (including financial literacy), independence, demonstrated leadership, personal integrity, judgment, and ability to devote the appropriate amount of time and energy to serving the best interests of stockholders. The Committee on Directors and Governance also considers those other factors it may deem relevant, including the needs of the Board and other attributes of the candidate. In addition, although there is no specific policy on considering diversity, the Board and the Committee on Directors and Governance believe that Board membership should reflect diversity in its broadest sense, including persons diverse in geography, gender, ethnicity, experience, functional background and professional experience. The Board and the Committee on Directors and Governance are committed to finding proven leaders who are qualified to serve as NCR directors and may from time to time engage outside search firms to assist in identifying and contacting qualified candidates.

Stockholders wishing to recommend individuals for consideration as directors should contact the Committee on Directors and Governance by writing to the Company's Corporate Secretary at NCR Corporation, 3097 Satellite Boulevard, Duluth, Georgia 30096-5810. Recommendations by stockholders that are made in this manner will be evaluated in the same manner as other candidates. Stockholders who want to nominate directors for election at NCR's next annual meeting of stockholders must follow the procedures described in the Company's Bylaws, which are available under "Corporate Governance" on the "About NCR" page of NCR's website at http://www.ncr.com/about-ncr/corporate-governance. See "Procedures for Stockholder Proposals and Nominations" on page 90 of this proxy statement for further details regarding how to nominate directors.

The directors nominated by the Board of Directors for election at the 2013 Annual Meeting were recommended by the Committee on Directors and Governance for election at the 2013 Annual Meeting. All of the candidates for election are currently serving as directors of the Company and have been determined by the Board to be independent.

Communications with Directors

Stockholders or interested parties wishing to communicate directly with NCR's Board of Directors, the independent Lead Director or any other individual director, the Chairman of the Board, or NCR's independent directors as a group are welcome to do so by writing NCR's Corporate Secretary at NCR Corporation 3097 Satellite Boulevard, Duluth, Georgia 30096-5810. The Corporate Secretary will forward appropriate communications. Any matters reported by stockholders relating to NCR's accounting, internal accounting controls or auditing matters will be referred to members of the Audit Committee as appropriate. Anonymous and/ or confidential communications with the Board of Directors may also be made by writing to this address. For more information on how to contact NCR's Board, please see the Company's Corporate Governance website at http://www.ncr.com/about-ncr/corporate-governance/contact-corporate-governance.

Code of Conduct

The Company has a Code of Conduct that sets the standard for ethics and compliance for all of its directors and employees. The Code of Conduct is available on the Company's Corporate Governance website at http:// www.ncr.com/about-ncr/corporate-governance/code-of-conduct. To receive a copy of the Code of Conduct, please send a written request to the Corporate Secretary at the address provided above.

Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to Section 16(a) of the Securities Exchange Act of 1934, the Company is required to report in this proxy statement any failure to file or late filing occurring during the fiscal year ended December 31, 2012. Based solely on a review of filings furnished to the Company and other information from reporting persons, the Company believes that all of these filing requirements were satisfied by its directors, officers, and 10% beneficial owners.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

NCR continues to strengthen and improve its practice of linking the total compensation of our Named Executive Officers (the "NEOs") to the strategic and financial success of the Company. Our compensation philosophy requires that a significant portion of total compensation for our NEOs be aligned with our performance. We accomplish this by placing a large portion of our executives' total compensation "at risk" and by requiring our executives to stretch for internal financial metrics annually that, if achieved, translate into shared value creation with our stockholders and as a result, significant rewards for executives who contributed to that outcome. Fiscal year 2012 was another year of strong results for the Company and continuing financial success for our stockholders and executives alike.

2012 Financial Highlights – A Year of Historic Growth

- Our revenue grew 8% to $5.73 billion;
- Gross margin expansion of 190 basis points to 26.9%;
- Software revenue growth of 35%, or $560M, including SaaS revenue growth of 124%;
- Our Non-Pension Operating Income (NPOI) grew 22% to $588.9 million, our highest NPOI result for a single year;
- Our annualized 3-year total return of 31.8% ranks first among our peer group, while our 2012 total shareholder return of 54.8% ranks second among our peer group;
- Our year-end order backlog grew 11% from our 2011 year-end order backlog to $1.1 billion, our highest year-end order backlog ever; and
- On November 28, 2012 we signed a definitive agreement to acquire Retalix Ltd. for approximately $800 million and successfully closed that transaction on February 6, 2013 to strengthen our position as a global leader in retail software and services and further our transformation strategy to a hardware-enabled, software-driven business model, delivering solutions that materially improve business processes while enabling seamless consumer experiences across touch points, locations, and channels.

Proxy Statement

The following charts demonstrate how our 2012 performance compares with our 2011 performance and how our stock price performance compares with the stock price performance of our peer group (the members of our peer group are set forth on page 26 of this proxy statement) and other major indices:





Summary of 2012 Committee Actions – A Year of Pay-for-Performance Refinement

- We amended one of the Long-Term Incentive (LTI) awards of our Chief Executive Officer (the "CEO") to add a performance condition, so that a previously time-based award is now 100% at risk;
- We adopted a policy that requires all future retention or promotional LTI awards for executive officers to have performance conditions in addition to any time-based restrictions so that they are 100% at risk;
- We extended the total vesting period for all performance-based LTI awards (beginning with grants made in 2013) from 36 to 44 months so that these awards vest in October to maximize the impact of the retention value of the various incentive programs by staggering the vesting/payout throughout the year;
- We revised the terms of LTI award agreements to provide more contemporary and competitive features with respect to treatment of equity upon certain separation events, eliminating any special vesting treatment previously associated with retirement; and
- While performance against our internal annual incentive plan financial metrics resulted in an earned payout of 132.8% of target, the Compensation and Human Resource Committee (the "Committee") and our CEO determined that since several key strategic goals fell short of expectations, the earned payout would be reduced to 75% of target (before adjustment for individual performance) and that the Customer Success results fell short of internal expectations.

Our Named Executive Officers

The Committee has the sole authority to make all compensation-related decisions for the Company's NEOs. This *Compensation Discussion and Analysis* ("CD&A") discusses and analyzes compensation decisions for 2012 for the NEOs identified below. For additional information regarding the compensation of the NEOs, refer to the Executive Compensation tables, which begin on page 44 of this proxy statement. For 2012, the following executive officers are our NEOs:

Name	Executive Leadership Role
William R. Nuti	Chairman of the Board, Chief Executive Officer and President
Robert P. Fishman	Senior Vice President and Chief Financial Officer
Peter A. Leav	Executive Vice President and President, Industry and Field Operations
John G. Bruno	Executive Vice President and Chief Technology Officer
Peter A. Dorsman	Executive Vice President and Chief Quality Officer

Executive Compensation Philosophy and Key Components

NCR's compensation programs reward executives for achieving and exceeding the Company's strategic business and financial goals. This is accomplished by linking our executive's compensation to Company-wide metrics and to the operational results of those areas under the direct control of each member of our executive team. The Committee regularly evaluates our compensation programs to ensure they are consistent with the short-term and long-term goals of both the Company and our stockholders given the dynamic nature of our business and the market in which we compete for talent. In determining the compensation structure, the Committee considers:



Proxy Statement

Response to 2012 Say on Pay Vote. At the 2012 Annual Meeting, the Company's stockholders approved the compensation program for the NEOs with 79.4% of the votes cast. We believe this vote reflected stockholder confidence in the Committee's pay for performance philosophy and the absence of pay practices that stockholders consider in conflict with their best interests. Most decisions for our NEOs' 2012 compensation program were determined by the Committee prior to receiving the results of our "say on pay" vote at the 2012 Annual Meeting. However, the Committee generally continued to apply the same principles in determining the amounts and types of executive compensation for 2012 as outlined below under "2012 Compensation Program Highlights". Following the 2012 Annual Meeting, the Committee took into account the affirmative stockholder vote on our "say on pay" proposal along with input solicited from our stockholders when determining subsequent compensation actions in 2012, and in refining our compensation programs and goal setting as part of the 2013 planning process, which the Committee first began to consider at its September 2012 regularly scheduled meeting.

Key Components of Executive Compensation. When establishing compensation levels for our NEOs, the Committee considers (i) the executive's role; (ii) an annual external market study conducted by an independent, third-party compensation consulting firm; and (iii) internal comparable compensation levels.

For each of our compensation programs the Committee approves the design features, performance levels, individual performance objectives and final awards for our NEOs.

Type	Compensation Component	Primary Purpose	How Determined/Award Levels
Fixed	Base Salary	• Provides competitive fixed level of cash income • Promotes appropriate risk-taking	• Committee approves based on role, position against the external market and internal comparable salary levels
Performance Based	Long-Term Incentive Plan	• Aligns executives' and stockholders' interests • Motivates executives to build multi-year, stockholder value	• Performance threshold of 20% return on capital must be achieved • Performance award ranges are 0% to 150%
Performance Based	Annual Incentive Plan	• Aligns executives' interests with a Company-wide financial metric • Executive-specific objectives motivate our team to achieve goals within their areas of influence	• NPOI performance threshold must be achieved • Maximum award level as percentage of NPOI is 1.5% for the CEO and 0.75% for other NEOs • Award Ranges ○ Financial Metric: 0%-200% ○ Individual Goals: 0%-150% ○ Customer Success: 0% or 10%
Performance Based	Economic Profit Plan	• Links incentive compensation to long-term, sustainable stockholder value • Retention of key executives	• A predetermined percentage of economic profit is deposited into a bookkeeping account for each executive • One-third of the account balance is eligible for annual vesting
Other Benefits	Health/Welfare Benefits	• Provides financial security to executives in case of illness, disability, or death	• Selection from options available to all employees depending on individual needs
Other Benefits	Retirement Benefits	• Provides financial security to executives during their retirement	• Selection of 401(k) contribution levels and investment elections from funds available to all employees
Other Benefits	Other Perquisites	• Attracts and retains executive talent • Allows executives to focus on their NCR roles	• Executive Medical Program • Financial Planning allowance • Standard relocation benefits • Limited CEO personal aircraft usage
Other Benefits	Claw Back Policy	• Discourages excessive risk-taking	• Committee determines if an NEO must repay any performance-based award
Other Benefits	Share Ownership Guidelines	• Ensures that our executives maintain an equity stake in the Company at a level sufficient to align their interests with the interests of our stockholders	• Ownership levels approved by the Committee • Annual internal review of equity value as a percentage of year-end base salary

2012 Compensation Program Highlights. The Company's 2012 compensation program was consistent with its philosophy and objectives of paying for performance, aligning the interests of executives with the interests of stockholders, attracting and retaining executive talent, and adopting competitive, best-practice compensation programs that are appropriate for our Company. Specific examples of actions taken by the Company in 2012 to carry out this philosophy include:

- The Committee once again reinforced the Company's pay-for-performance philosophy by modifying the vesting terms of a special, one-time retention grant of restricted stock units approved by the Committee for our CEO in January 2011. The original grant provided for time-based vesting on a single date. However, the Committee, with our CEO's full support, elected to include a performance-based vesting component so that the award is now 100% at risk.

  Vesting of the award is now conditioned upon:

  - The Company achieving a pre-determined 2013 Non-Pension Operating Income after Capital Charge ("NPOICC") goal as established by the Committee for the 2013 fiscal year;
  - The Company achieving total stockholder return that equals or exceeds the median total stockholder return of NCR's defined peer group for the two-year period of January 1, 2012 through December 31, 2013; and
  - The CEO's continued employment through the vesting date.

If these time and performance-based conditions are met, the award will vest 100% on February 7, 2014. However, if these conditions are not met, the award will be forfeited completely with no payout.

- With regard to the Company's performance-based LTI awards granted under our 2011 Amended and Restated Stock Incentive Plan (the "SIP"), the Committee approved management's proposal to maintain the performance period of two years while extending the total vesting period from 36 months to 44 months (this extension will be effective beginning in 2013 for grants made in 2013). The Company and the Committee believe that staggering the vesting/payout events of our incentive awards more evenly throughout the year enhances the retention value of our incentive programs by placing a more consistent value "at risk" throughout the year.

Incentive Award Element	Payout Timing
Time-based Restricted Stock Unit Vesting	February/March
Annual Bonus Plan/MIP Payout	March
Economic Profit Plan Payout	August
Performance-based Restricted Stock Unit Vesting	October

- We established aggressive operating performance goals for 2012 awards granted under our 2011 Amended and Restated NCR Management Incentive Plan ("MIP"), and for the performance-based LTI awards under the 2011 Stock Incentive Plan ("SIP").
- We modified the terms of our long-term incentive awards granted under the SIP to eliminate the concept of retirement as a separation event that results in any special/prorated vesting.

Best Practices. In addition to assuring that a majority of our NEO's compensation is "at risk", the Company maintains policies to further strengthen the alignment of interests between our executive compensation practices and our stockholders. Some of these practices include:

- Instituting challenging performance goals that are approved by the Committee, and, for our performance-based LTI awards under the SIP and EPP, a threshold financial metric (in addition to the performance goals);

- Engaging an independent consulting firm to conduct an annual compensation study that assists the Committee in their evaluation of appropriate compensation levels and pay mix for our NEOs;
- Implementing aggressive stock ownership guidelines for our executives and requiring that all NEO stock transactions be conducted solely through a pre-approved 10b5-1 plan that requires among other things a 60-day waiting period between the filing of the 10b5-1 and any transaction. The Company also looks to assure that our NEOs will continue to meet their ownership guidelines following any transaction;
- Eliminating excise tax gross-ups for new participants in the Company's Change in Control Severance Policy and on any perquisites other than standard relocation benefits;
- Continuing the ability of the Committee to exercise negative discretion when determining payouts under our variable compensation programs;
- Implementing an Economic Profit Plan that rewards our executives for enhancing the value of our business;
- Eliminating retirement as a unique separation event that entitled the employee to special vesting considerations under the SIP;
- Maintaining a strong claw back policy; and
- Prohibiting the repricing of stock options without approval from our stockholders.

Pay for Performance Highlights. The portion of "at risk" compensation for our senior executives increases directly with the executive's role and responsibility within the Company, ensuring our senior officers are held most accountable to our stockholders. As shown below, a very significant portion (90%) of our CEO's target total compensation pay mix is directly linked to the performance of the Company through quantitative internal performance metrics and qualitative goals that support the strategy of the organization and are approved each year by the Committee. This is generally consistent with the pay mix of CEOs in our peer group. The percentage of pay "at risk" for our other NEOs (78%) is also generally consistent with the pay mix of other NEOs in our peer group.

2012 Target Total Direct Compensation Pay Mix:



Performance-Based vs. Fixed Pay Mix at Target: For our CEO and our other NEOs, the ratio between performance-based pay (including performance-based equity, stock options and cash incentive compensation) and fixed pay (base salary and time-vested equity) is consistent with the pay mix of other CEOs and NEOs in our peer group. We strongly believe that it is this alignment between our executives' and shareholders' interests that helps to drive our relative total shareholder return results presented earlier.



Granted vs. Realizable Compensation. Since such a significant portion of the compensation of our NEOs is performance-based and is considered to be "at risk", we review the "granted" vs. the "realizable" compensation levels of our CEO and our other NEOs to track the alignment and effectiveness of our pay-for-performance executive compensation design. To complete this analysis, we compare the value of the targeted compensation levels at grant to the value of the realizable compensation levels each calendar year as a result of the performance of the organization in achieving its short and long-term goals and the year-end price of the Company's stock. By way of example, the following table, which is different than our Summary Compensation Table on page 44 of this proxy statement, shows the "granted" vs. "realizable" compensation for the CEO for the previous three fiscal years:

	Compensation "Granted"(1) ($millions)				Compensation "Realizable"(2) ($millions)				
Year	Base	Target Bonus	LTI	Total	Base	Actual Bonus	LTI	Total	CEO Compensation "Realizable" vs. "Granted"
2012	$1.0	$1.5	$7.6	$10.1	$1.0	$1.1	$ 9.4	$11.5	115%
2011	$1.0	$1.5	$7.9	$10.4	$1.0	$2.7	$12.1	$15.8	152%
2010	$1.0	$1.5	$9.5	$12.0	$1.0	$1.5	$23.5	$26.0	217%

(1) Compensation "Granted" includes: base salary, target annual incentive, grant date fair market value of all equity awards, plus the EPP payment to be made in the following calendar year. The 2011 granted LTI amount was revised from last year's proxy statement to include the value of the EPP payment to be made in 2012.

(2) Compensation "Realizable" includes: base salary, actual bonus received, the fair market value of outstanding awards as of December 31, 2012, and the EPP payment to be made the following August. The 2010 and 2011 annual performance-based LTI awards granted on February 23, 2010 and February 22, 2011, respectively, are currently reflected at "maximum" (150% payout earned). The 2012 annual performance-based LTI award granted on February 28, 2012 is currently reflected at 127.8% of target, subject to 2013 actual results.

A comparison of our CEO's realizable compensation to the performance of the Company is summarized below:

	CEO Compensation Realizable/Earned			Company Performance		
Year	Compensation "Realizable" vs. "Granted"	Bonus Payout Earned	Performance LTI Award Earned(1)	NPOICC Results	NCR 1-Year Total Shareholder Return (TSR)(2)	NCR 1-Year TSR Percentile Rank for Peer Group(2)
2012	115%	70%	127.8%	$488.5M	55%	95%
2011	152%	179%	150%	$297.2M	7%	96%
2010	217%	100%	150%	$229.0M	38%	88%

(1) The 2010 and 2011 annual performance-based LTI awards granted on February 23, 2010 and February 22, 2011, respectively, are currently reflected at "maximum" (150% payout earned). The 2012 annual performance-based LTI award granted on February 28, 2012 is currently reflected at 127.8% of target, subject to 2013 actual results.
(2) The TSR Percentile Rank measurement is from year end to year end.

The strong correlation between the compensation realizable by our CEO over the past three years and our performance, as measured by total shareholder return, demonstrates that our pay for performance compensation philosophy achieves the stated objective of linking our CEO's compensation to our performance.





Role of Compensation Consultant. The Committee considers advice and recommendations received from its independent compensation consultant, Frederic W. Cook & Co., Inc. ("FWC") in making executive compensation decisions. FWC is independent of the Company's management, reports directly to the Committee, and has no economic relationships with the Company other than its role advising the Committee. Representatives of FWC attended all Committee meetings in 2012. Our CEO is not present during discussions between the Committee and FWC regarding the CEO's compensation and has not been provided a copy of any FWC reports on the CEO's compensation.

Independence of the Compensation Consultant. In 2012, the Committee considered the independence of FWC in light of new SEC rules and proposed NYSE listing standards. The Committee requested and received a letter from FWC addressing the consulting firm's independence, including the following factors: (i) other services provided to the Company by FWC; (ii) fees paid by the Company as a percentage of FWC's total revenue; (iii) policies or procedures maintained by FWC that are designed to prevent a conflict of interest; (iv) any business or personal relationships between the individual consultants from FWC involved in the engagement and a member of the Committee; (v) any Company stock owned by the individual consultants of FWC involved in the engagement; and (vi) any business or personal relationships between our executive officers and FWC or the individual consultants involved in the engagement. The Committee concluded that FWC's work for the Committee is independent and does not raise a conflict of interest.

Role of Company Executives. The Committee also considers recommendations from our CEO and our Senior Vice President and Chief Human Resources Officer when designing our executive compensation programs, establishing goals for both LTI and annual awards, and making executive compensation decisions for executives other than our CEO. Our CEO attends each Committee meeting and participates in the general discussion at those meetings. However, neither the CEO nor any member of management provides any recommendations, nor do they participate in any discussions with the Committee, with respect to the CEO's compensation.

External Analysis—Peer Group Analysis and Market Surveys. We use several methods to examine the various elements of our executive compensation program to determine the competitive market and to understand current compensation practices. In general, the Committee considers the median of the peer group data described below when establishing base salary, annual incentive and long-term incentive opportunities. The Committee retains the flexibility to make adjustments in order to respond to market conditions, promotions, individual performance and internal equity. The Committee also reviews broad-based survey data prepared by FWC and also considers key business decisions that can impact compensation.

Compensation Peer Group. FWC annually develops and presents a recommended peer group that is approved by the Committee. This independent analysis typically includes an examination of the cash and equity elements of compensation for the five most highly compensated executives in each peer company and a comparison of the Company's similarly ranked NEOs to the 25th, 50th and 75th percentiles of the peer group. The analysis also includes comprehensive modeling of long-term incentive costs and resulting levels of stockholder value transfer and dilution, which the Committee considers when developing the aggregate annual budget for equity compensation awards.

The unique combination of industries represented by our core business creates challenges in identifying comparable companies for executive compensation analysis. We select our peer group by examining other companies in terms of industry, size and recruiting in our GICS (Global Industry Classification Standard) industry group that are of reasonably similar size based on annual revenue, market capitalization, operating income and number of employees. In addition, we look at variances to these metrics based on unique circumstances (for example, the impact of pension income and/or expense). We also consider other companies outside our GICS industry group with which we compete for talent.

We review our peer group at least once per year to ensure it continues to reflect the parameters originally outlined. The compensation peer group analyzed in setting 2012 executive compensation consisted of the companies listed below. We believe that the size of these companies, as measured by several metrics, makes them appropriate peers. For 2012, the following changes were made: (1) EMC Corporation was removed because its revenue and market capitalization were significantly higher than that of NCR; (2) Imation Corp. and Tellabs, Inc. were removed since both companies were below typical size range and focused generally on the hardware component of the industry; and (3) Fidelity National Information Services and Science Applications International Corporation (SAIC) were both added as they are software/services companies of comparable size to NCR. For 2013 compensation decisions the peer group remained the same.

NCR's Compensation Peer Group for 2012			
Agilent Technologies Inc.	Diebold, Inc.	DST Systems, Inc.	Fidelity National Information Services
Fiserv, Inc.	Harris Corp.	Juniper Networks, Inc.	Lexmark International, Inc.
Logitech International SA	NetApp, Inc.	Pitney Bowes, Inc.	SAIC
SanDisk Corp.	Seagate Technology	Symantec Corp.	Western Digital Corp.

Market Surveys. FWC prepared a comprehensive analysis and assessment of the competitive position of the compensation pay mix and pay levels for our executives relative to the marketplace using a combination of proxy data from our peer group and general market data provided to FWC by the Company. Market survey data includes surveys concentrated on companies in both general and high-tech industries, which encompasses the Company's competitors and non-competitors. The broad-based surveys are global in nature which enables us to obtain salary structure market data in numerous countries under a consistent methodology to understand market trends and practices. The three surveys utilized were Towers Watson Compensation Data Base (CDB) – High-Tech Executive Database; Hewitt Total Compensation Management – Executive Survey; and Radford – Global Technology Survey. The surveys covered participating companies with a revenue range of $3 billion to either $7 or $10 billion, depending on the survey. The Committee considers market median levels when setting compensation levels, but retains the flexibility to set compensation above or below the median based on individual considerations. FWC considers the following market survey positions when evaluating the compensation levels of our NEOs:

	2012 Compensation Benchmark and Weighting	
Name	**Peer Group Proxy Data**	**General Survey Data**
William R. Nuti	Chief Executive Officer (100%)	Not Applicable
Robert P. Fishman	Chief Financial Officer (75%)	Chief Financial Officer (25%)
Peter A. Leav	2nd Highest Paid (50%)	Top Sales Role (50%)
John G. Bruno	3rd Highest Paid (50%)	Chief Technology Officer (50%)
Peter A. Dorsman	4th Highest Paid (50%)	Sector Head (50%)

Internal Analysis—Tally Sheets and Internal Equity. In addition to reviewing the market data described above, the Committee also reviews various internal analyses described below.

Tally Sheets. At each regular Committee meeting considering compensation changes, the Committee reviews comprehensive tally sheets that show the total compensation opportunity provided to each executive. The tally sheets allow the Committee to review the degree to which historic, current and projected compensation, including unvested equity awards and separation benefits, support the Company's pay-for-performance philosophy and retention objectives. The Committee uses the data in the tally sheets to gauge actual and projected wealth accumulation levels. The tally sheets are also used to compare year-over-year compensation as part of the process of establishing competitive compensation levels for the following year.

Internal Equity. In addition to tally sheets, management prepares an overview of each executive's base salary, annual incentive targets, and long-term incentive targets in comparison to internal peers. To maintain a fair balance throughout the executive level of the organization, we strive to ensure a level of consistency in compensation with differences based on the degree of judgment and strategic nature of the role of the executive, as well as each executive's individual performance, as measured both objectively and subjectively. For 2012, the total target direct compensation (base salary, target annual bonus award, target long-term incentive award excluding the EPP) of our CEO was 3.1 times the total target direct compensation of the next highest-paid NEO. The Committee considers this an appropriate ratio, taking into account our CEO's overall leadership responsibility, the competitive market rate of compensation for CEO talent, the strategic nature of the CEO position as the senior executive leading the organization, the extent and scope of his responsibilities, his performance, and his additional role as Chairman of the Board of Directors.

Details on 2012 Executive Compensation

Annual Base Salary. We attempt to set base salaries at a level competitive with our peer group. By doing so, we are able to attract and retain top quality executive talent and ensure that our overall fixed costs are kept at a reasonable level. The Committee reviewed and approved the following base salary actions during 2012:

Summary of 2012 Base Salary Actions and Rationale					
Name	**Base Salary on January 1, 2012**	**Base Salary Increase %**	**Effective Date of Recent Base Salary Action**	**Base Salary on December 31, 2012**	**Rationale for Base Salary Action**
William R. Nuti	$1,000,000		August 8, 2005	$1,000,000	No change – Competitive
Robert P. Fishman	$450,000	+11.1%	February 20, 2012	$500,000	Competitive Position and Individual Performance
Peter A. Leav	$550,000		November 1, 2011	$550,000	No change – Competitive
John G. Bruno	$750,000		November 29, 2008	$750,000	No change – Competitive
Peter A. Dorsman	$550,000		November 1, 2011	$550,000	No change – Competitive

Robert Fishman's Base Salary Action. The increase to Mr. Fishman's base salary in 2012 is part of an adjustment to align Mr. Fishman's pay to the market median and was taken to improve the competitive position of his total target compensation based on his performance.

Annual Incentive Plan

Management Incentive Plan (MIP) and Customer Success Bonus Description. The total annual bonus opportunity for our NEOs is comprised of two components: the MIP (which is based on a core financial objective that is multiplied by an individual performance modifier) and the Customer Success bonus. Awards are determined in the following manner:

Total Annual Bonus Opportunity								
Management Incentive Plan (MIP)						Customer Success Bonus		
Target Bonus %	x	"Core Financial Objective" *(Range: 0% - 200%)*	x	Individual Performance Modifier *(Range: 0% - 150%)*	+	Payout Linked to Company's Overall Customer Success Survey Results *(Range: 0% or 10%)*	=	**Total Annual Bonus Opportunity**

At the beginning of the performance year, the Committee establishes a total target bonus for each NEO as a percentage of his base salary. This total target bonus is comprised of two components: (1) a MIP target bonus that is comprised of a target that is then multiplied by a Company-wide financial performance goal factor (the "Core Financial Objective") and, a modifier based on the applicable NEO's individual performance goals (MBOs) and (ii) a Customer Success target bonus.

2012 Management Incentive Plan Threshold and Cap. Before any MIP award was payable for 2012, the Company had to achieve a threshold NPOI of $550 million. This performance level is 65% greater than the 2011 threshold NPOI of $333 million and 35% greater than the Company's actual 2011 NPOI of $407 million. This challenging benchmark for MIP eligibility demonstrates that our NEOs were required to significantly further improve the Company's performance as a condition of receiving the MIP portion of their annual bonus. The annual bonus produced by the application of the formula described above is also subject to a cap based on the Company's performance. The maximum annual bonus opportunity for the CEO is 1.5% of NPOI. Our other NEOs have a maximum annual bonus opportunity of 0.75% of NPOI.

Core Financial Objective. As discussed below under "2012 Core Financial Objective Calculations", the Committee established the Core Financial Objective for 2012 based on NPOICC. The Committee approves threshold, target and maximum levels for NPOICC, which, if achieved, would result in a preliminary determination of the MIP bonus at 25%, 100% or 200% of the MIP target bonus, respectively. Awards are interpolated between these levels. The actual payout can be reduced, but not increased, at the discretion of the Committee.

Individual Performance Modifier. The Committee establishes individual performance goals ("MBOs"), for the CEO and in conjunction with the CEO for each other NEO, which are discussed below under the "2012 NEO Management by Objectives". These individual objectives are assigned to our NEOs based on their area of influence and objectives that, if achieved, would be critical for the Company to achieve its overall financial and strategic goals. Based on the extent to which an individual NEO satisfies his MBOs, the Committee determines an "individual performance modifier" that is used to increase or decrease the amount of the preliminary MIP bonus as determined by the Company performance factor. The individual performance modifier can range from 0% for poor performance to 150% for exceptional performance.



Customer Success Bonus. Because of the critical importance of client retention, client referrals and client relationships, the Customer Success bonus is retained as a separate component of the annual bonus with its own separate award structure. The Customer Success objective is linked to a bi-annual survey of customers conducted by an independent third party where the actual payout is determined at the discretion of the Committee for the CEO and at the discretion of the CEO for the other NEOs.

For 2012, the Committee established incentive targets for the participants in the MIP based on peer group data and positioning within the senior leadership team. The 2012 target annual MIP opportunities for our NEOs were:

Summary of the Management Incentive Plan (MIP) Total Bonus Opportunity for 2012				
Name	**MIP Bonus Target (as % of base salary)**	**Customer Success Target (as % of base salary)**	**Total 2012 MIP Target (as % of base salary)**	**Total Annual Bonus Opportunity (as % of base salary)**
William R. Nuti	140%	10%	150%	0% to 430%
Robert P. Fishman	100%	10%	110%	0% to 310%
Peter A. Leav	100%	10%	110%	0% to 310%
John G. Bruno	100%	10%	110%	0% to 310%
Peter A. Dorsman	100%	10%	110%	0% to 310%

By way of illustration, in the case of the CEO, if the Core Financial Objective had been met at the maximum level, this could have generated a preliminary MIP bonus of 280% (200% of his 140% target bonus). If he had achieved the maximum individual performance modifier of 150%, his bonus could have become 420% (150% of his preliminary MIP bonus of 280%). If the Customer Success objective (10%) also had been met, his total bonus under the MIP could have been 430% of his base salary.

2012 Core Financial Objective Calculations. We use NPOICC as the Core Financial Objective because it

- reflects our highest business imperative – driving growth in profit by increasing revenue and controlling operating costs;
- is balanced with driving a strong focus on asset utilization, working capital and cash flow;
- is simple to calculate and easily understood by both employees and stockholders;
- is a measure that we can track throughout the year; and
- is a critical measure investors use to gauge our execution of annual operations.

NPOICC is comprised of two separate metrics: NPOICC = NPOI – Capital Charge.

- NPOI is our income (loss) from operations as reported under generally accepted accounting principles, excluding the impact of our pension expense and special items.
- Capital Charge is our "controllable capital" multiplied by 10%, which represents our 2012 annual weighted average cost of capital ("WACC")
- Controllable Capital is our working capital (accounts receivable plus inventory, minus the sum of accounts payable, deferred revenue and customer deposits), plus the sum of property, plant and equipment, other current assets excluding taxes, and capitalized software, minus the sum of accrued payroll and employee benefits liabilities and other current liabilities, excluding taxes and severance.
- WACC is defined as the sum of:
  a) the product of (i) the cost of equity, and (ii) the weighted market value of the Company's common shares outstanding, and
  b) the product of (i) the cost of debt, and (ii) the weighted market value of the Company's long-term and short-term debt.

We exclude the impact of our pension expense and special items since they do not directly relate to an NEO's performance or the Company's operational success. We take into consideration capital charges for the year, because these charges represent our cost of capital as used in our operations and corporate activities. By incorporating capital charges into the performance measure, we are able to ensure the NEOs consider the short and long-term impact of their decisions. The long-term impact is based on charging a cost of capital for long-term assets to reflect our investors' assumed expected return on equity capital. The short-term financial consequence is based on the charge associated with working capital items such as accounts receivable, inventory and other current assets. As a result, we expect the Core Financial Objective to motivate the NEOs to prudently manage our assets as they work to increase revenue and lower operating costs.

The Committee established the 2012 NPOICC Core Financial Objective for threshold, target and maximum performance at $440 million, $460 million and $540 million, respectively. These levels are substantially greater than the threshold, target and maximum performance levels established for 2011, which were $235 million, $270 million and $315 million, respectively. The 2012 threshold NPOICC goal represented a 48% increase over the 2011 actual NPOICC of $297 million, which again aligns the financial performance of our variable pay plans to outstanding results that must be delivered for stockholders.



2012 NEO Individual Performance Modifier. The Committee established multiple MBOs for each participating NEO as described below. These MBOs were selected because they directly complement our corporate strategic goals of:

- Revenue growth;
- Margin expansion;
- Driving customer success;
- Becoming a hardware-enabled, software-driven business;
- Taking advantage of our core competencies and our core assets;
- Furthering our strategy to grow into market adjacencies and continue to improve the revenue mix with a higher percentage of software and services; and
- Disruptive innovation.

2012 MIP Performance Results and Payouts. The following is a summary of the MIP results and the incentive award payouts approved for each participating NEO for the 2012 performance year. NPOI for the year was $588.9 million, which exceeded the threshold NPOI objective of $550.0 million for the 2012 performance year that was a condition to any payout under the MIP. While performance against our internal annual incentive plan financial metrics resulted in an earned payout of 132.8% of target, the Committee and our CEO determined that since several key strategic goals fell short of expectations, the earned payout would be reduced to 75% of target (before adjustment for individual performance).

	Summary of the Management Incentive Plan (MIP) Performance Objectives for 2012				
	2012 Performance Objectives				
MIP Discretionary Objectives	**Threshold** *(25% funded)*	**Target** *(100% funded)*	**Maximum** *(200% funded)*	**2012 Performance Results**	**2012 MIP Payout Funded**
Core Financial Objective	$440.0M	$460.0M	$540.0M	NPOI Results $588.9M -Capital Charge ($102.7M) NPOICC Results $486.2M	Calculated at 132.8% of target (Funded at 75.0% of target)
Customer Success Objective	Payout linked to the Company's overall Customer Satisfaction			Below Expectations	0%

Following is a summary of the MBOs established by the Committee and the MIP payouts approved for each participating NEO for the 2012 performance year.

William Nuti's 2012 Objectives:

Successful strategic repositioning and corporate transformation as reflected in increased market share, quality of revenue and earnings, increased geographic diversification, capital efficiency and increased stockholder return.

Since the MIP funding was reduced to 75% and the Customer Success bonus was not awarded, Mr. Nuti communicated to the Committee that any adjustment to his MBO over 100% would be inappropriate. Although the Committee determined that Mr. Nuti's 2012 individual performance modifier deserved to be above 100% because of the outstanding leadership he demonstrated throughout the year and the financial results that his leadership helped produce, the Committee established Mr. Nuti's individual performance modifier at 100%, as opposed to making a determination based on his individual performance relative to achievement of his stated 2012 MBOs (summarized below).

- Strategic execution
- Strong financial performance
- Shareholder value creation
- Successful margin expansion
- Capital structure strategy/pension strategy
- Risk management
- Acquisition integration
- Executive talent development

Robert Fishman's 2012 Objectives:

- Days Receivables/Billing Outstanding
- Loss on Account Receivables
- Labor Cost Management
- Forecast Accuracy
- Free Cash Flow Plan
- Continuous Improvement Target
- Enterprise Business Initiative Execution
- Radiant revenue, synergies, customer success

The Committee determined that Mr. Fishman's 2012 individual performance modifier is 115% to reflect his individual performance relative to achievement of his stated 2012 MBOs. This determination was based on the following performance factors: exceeded his Continuous Improvement target; achieved the targets on the Free Cash Flow Plan and achieved target performance on most other objectives, except the target of days receivables/ billing outstanding

Peter Leav's 2012 Objectives:

- Direct Quota-carrying Headcount
- Book to Bill Target
- Hospitality Revenue/Operating Income
- Expense Management
- Sales Productivity
- Consumables Gross Margin
- Software Revenue Plan
- Global Gross Margin
- Orders and Backlog Growth
- Forecast Accuracy

The Committee determined that Mr. Leav's 2012 individual performance modifier is 85% to reflect his individual performance relative to achievement of his stated 2012 MBOs. This determination was based on the following performance factors: consistently achieved on most objectives throughout the year. There was performance below expectations in the areas of consistent forecast accuracy, achieving the software revenue plan and the Consumables gross margin.

John Bruno's 2012 Objectives:

- Research and Development
- Labor Cost Management
- Radiant revenue, synergies, customer success
- Cost Reduction Value Engineering (CRVE)
- Merger and Acquisition Execution
- Software Revenue Plan
- Forecast Accuracy

The Committee determined that Mr. Bruno's 2012 individual performance modifier is 60% to reflect his individual performance relative to achievement of his stated 2012 MBOs. This determination was based on the following performance factors: consistently achieved on objectives throughout the year. There was performance below expectations in the research and development roadmap execution and the software revenue plan.

Peter Dorsman's 2012 Objectives:

- Cost Reduction Value Engineering (CRVE)
- Continuous Improvement Target
- Labor Cost Management
- Radiant revenue, synergies, customer success
- Inventory Expense
- Quality
- Gross Margin Rate
- Financial/Retail/Travel orders
- Forecast Accuracy



The Committee determined that Mr. Dorsman's 2012 individual performance modifier is 100% to reflect his individual performance relative to achievement of his stated 2012 MBOs. This determination was based on the following performance factors: consistently achieved on his objectives throughout the year.

The following is a summary of the total annual bonus payments approved for each participating NEO for the 2012 performance year.

Summary of Management Incentive Plan (MIP) Participation and Payout for 2012							
Name	**2012 Target MIP**	**MIP Payout Earned as % of Target**	**Funded MIP Payout (Before IPM)[1]**	**Individual Performance Modifier**	**MIP Payout (After IPM)**	**Customer Success Payout (10% Target)**	**Total Bonus Payout**
William R. Nuti	$1,400,000	75%	$1,050,000	100%	$1,050,000	$0	$1,050,000
Robert P. Fishman	$500,000	75%	$375,000	115%	$431,250	$0	$431,250
Peter A. Leav	$550,000	75%	$412,500	85%	$350,625	$0	$350,625
John G. Bruno	$750,000	75%	$562,500	60%	$337,500	$0	$337,500
Peter A. Dorsman	$550,000	75%	$412,500	100%	$412,500	$0	$412,500

(1) Funded MIP was decreased from 132.8% of target to 75% of target.

Annual Long-Term Incentive Plan Our LTI program ensures that a large portion of total compensation for executives is directly aligned with Company performance and changes in stockholder value. Awards can be made in cash or Company stock with performance-based or time-based vesting and a minimum three-year vesting schedule. LTI awards are made under the SIP, and the EPP.

Equity Award Grant Process. All equity awards granted as part of annual total compensation for executive officers and other employees are made on specific cycle dates, typically in February, and are approved in advance by the Committee. In addition to annual LTI grants, we also make ad hoc equity award grants to new hires, in connection with promotions, or for retention purposes, generally on the first day of the month following approval of the award. Ad hoc equity awards made to our Section 16 Officers must be approved in advance by the Committee. Ad hoc equity awards for all employees other than Section 16 Officers are approved by our CEO and, in the case of ad hoc equity awards with a value of over $250,000, also by the Senior Vice President and Chief Human Resources Officer. An annual ad hoc award budget and any grants of equity awards made pursuant to this delegation are reviewed annually with the Committee.

The number of shares of restricted stock, restricted stock units or options granted is determined by converting the dollar value approved by the Committee into a specific number of shares. Beginning in 2012, the number of shares of restricted stock or restricted stock units and the number of stock options is determined based on the closing price of NCR common stock on the date of grant. The exercise price for stock option awards is the closing price of NCR common stock on the date of grant. For grants awarded prior to 2012 the number of shares of restricted stock and restricted stock units, the approved dollar value was divided by the average of the closing price of NCR common stock for the 20 trading days preceding the grant date. In the case of options, the approved dollar value was divided by the average of the closing price of NCR common stock for the 20 trading days preceding the grant date and then divided by the current year's Black-Scholes valuation factor.

2012 Annual LTI Equity Awards. The use of equity for our long-term incentive plan links our executives and stockholders to a common goal: sustainable stockholder value creation. The combination of performance-based shares, which create commonality of interests with stockholders, and time-based shares, which helps manage our ability to retain our key executives, provides a good balance to our executives and protection to our stockholders since wealth creation can be "realizable" by an executive only when both long-term performance goals and time-based milestones are achieved.

Target Award Levels. The Committee annually approves a budget for the aggregate long-term incentives to be granted on a Company-wide basis. The accounting expense, stockholder dilution, percentage of shares allocated to the Company's long-term incentive program and the Company's usage of allocated shares to the long-term incentive program are all factors in the Committee's budget decision. In respect to long-term incentive awards to executive officers, the Committee determines the appropriate level of award for each position based on external market data and internal comparisons in order to meet the competitive market for that position, reserving a portion of the total share pool for new hires and promotions that may occur during the year.

Award Mix. The 2012 annual equity award mix is 75% performance-based restricted stock units and 25% time-based restricted stock units. This mix is consistent with our objective of keeping a significant portion of our variable compensation as performance-based and aligned with stockholder interests, while balancing the need to maintain a certain level of retention through time-based milestones.

Time-based Awards. Time-based restricted stock units awarded in 2012 vest 100% on February 28, 2015. These equity awards are subject to the executive's continued employment with the Company on the vesting date along with certain other rules in the event of death, disability, termination without cause, termination for good reason and change in control. These provisions are described in the *Potential Payments Upon Termination or Change in Control* section beginning on page 54 of this proxy statement.

Performance-based Awards. Performance-based restricted stock units awarded in 2012 have a two-year performance period with NPOICC as the performance metric. However, the Company must achieve a 2012 return on capital ("ROC") performance threshold of 20% before any performance-based restricted stock units can be earned. ROC is calculated by dividing NPOI by Controllable Capital, which represents the working capital that the management team has deployed at any given time. A 20% ROC performance threshold is a significant threshold that ensures no performance-based restricted stock units can be earned if the Company does not generate enough ROC during the performance period to sustain and grow the business. This practice serves to mitigate risk in a challenging year and also protects the interests of our stockholders.

Award Levels. The maximum share award for performance-based restricted stock units is 150% of the target award level. The calculation of the number of shares earned is based on NPOICC. The 2012 performance-based LTI award will be adjusted based on achievement of the actual 2012 NPOICC compared to target. If the payout earned for 2012 is less than 100% of the target award level, this result is interpolated between 25% and

100% of target and becomes the actual award payout that is subject to the time-based vesting requirement that commences following the 2013 performance period. If the payout earned for 2012 is greater than 100% of the target award level, the Company must also achieve NPOICC results for 2013 at least equal to the 2012 NPOICC target to retain the above-target award payout level. If the actual 2013 NPOICC is less than the 2012 target NPOICC, the actual award is reduced to the target award payout level. This two-year performance period structure ensures that if an above-target payout is earned in year one, target results must also be sustained during year two of the performance period in order to protect any above target payout.

Vesting. Any 2012 performance-based restricted stock unit payout earned following the end of the two-year performance period in 2013 will vest 50% on February 28, 2015 and 50% on October 28, 2015. Beginning with awards granted in 2013, any performance-based restricted stock units earned will vest 44 months after the grant date. All of our equity awards are subject to the executive's continued employment with the Company on the vesting date along with certain other rules in the event of death, disability, termination without cause, termination for good reason and change in control. These provisions are described in the *Potential Payments Upon Termination or Change in Control* section beginning on page 54 of this proxy statement.

2012 Results. The NPOICC result achieved for 2012 was $486.2 million. For our 2011 performance-based restricted stock unit award, the 2011 NPOICC of $297.2 million resulted in a preliminary award of 150% of target. Since the 2012 NPOICC of $486.2 million exceeded the 2011 target NPOICC of $250 million, the performance-based awards granted on February 22, 2011 will be awarded at 150% of target and will vest on March 3, 2014. For our 2012 performance-based restricted stock unit award, the 2012 NPOICC resulted in an earned payout of 127.8% of the target number of performance shares granted on February 28, 2012. Provided that the 2013 NPOICC results achieved are greater than or equal to the 2012 NPOICC target of $450 million, the 2012 performance-based restricted stock units earned will be 127.8% of target and will vest 50% on February 28, 2015 and 50% on October 28, 2015.

Below is a historical view of how the Company has paid out on the annual performance-based restricted stock units awards granted.

	Annual LTI Award Performance Goals, Results and Payouts				
LTI Award Year	**Annual LTI Award Performance Period**	**Annual LTI Performance Range (NPOICC)**	**Return on Capital Results**	**NPOICC Results**	**LTI Final Payout[(1)]**
2012	1/1/2012 to 12/31/2013	$420.0M to $515.0M	58.5%	$486.2M	127.8% or 100.0%
2011	1/1/2011 to 12/31/2012	$200.0M to $290.0M	47.8%	$297.2M	150.0%
2010	1/1/2010 to 12/31/2011	$310.0M to $450.0M	34.6%	$526.2M	150.0%

(1) The payment for the 2012 annual performance-based LTI award is contingent upon the Company's final NPOICC performance results for 2013, where the final payment will be 127.8% if the 2013 NPOICC results are greater than or equal to $450.0 million. The final payment will be 100% if the 2013 NPOICC results are less than $450.0 million.

2012 Ad Hoc LTI Awards. The Committee did not approve any equity awards granted outside the annual award process, known as "ad hoc" awards, to any NEO in 2012. Long-term equity incentive awards to the NEOs during 2012 are summarized as follows:

	2012 Annual LTI Award Value(1)		
Name	**Performance-Based RSU Award Value (75%)**	**Time-Based RSU Award Value (25%)**	**Total Annual LTI Award Value**
William R. Nuti	$3,375,007	$1,124,995	$4,500,002
Robert P. Fishman	$450,007	$149,995	$600,002
Peter A. Leav	$749,997	$250,006	$1,000,003
John G. Bruno	$749,997	$250,006	$1,000,003
Peter A. Dorsman	$749,997	$250,006	$1,000,003

(1) Represents the "grant date fair value" of the LTI awards granted in 2012, as summarized on the "Grants of Plan-Based Awards for 2012" table on page 49 of this proxy statement.

Amendment to the 2011 LTI Award to our CEO. In 2012 the Committee added a performance-based vesting condition for a special, one-time retention award previously made to our CEO, thereby modifying the original grant by converting it to a time-based and performance-based award that is 100% at risk. The original grant provided for time-based vesting on a single date. However, the Committee, with our CEO's full support, elected to include a performance-based vesting component where the award is 100% at risk. The Committee also adopted a policy for awards such that all subsequent special retention awards to any executive officers will include both time-based and performance-based vesting conditions.

Economic Profit Plan (EPP). The EPP was approved by stockholders at the 2011 Annual Meeting and is designed to further link the incentive compensation of the participants to the long-term, sustainable creation of stockholder value, and strike a balance with the dilution that can occur with equity based awards.

The financial metric used for the 2012 EPP is the Company's 2012 "economic profit." Economic profit is defined as the (1) Company's NPOI less (2) the Company's WACC multiplied by controllable capital. The following table outlines the differences in methodology for the calculation of NPOICC used as the performance measure for the MIP and SIP compared to the calculation of economic profit for the EPP:

Calculation Elements	**NPOICC Calculation Methodology**	**Economic Profit Calculation Methodology**
NPOI	-Excludes impact of Acquisitions, Divestitures and Discontinued Operations	-Includes impact of Acquisitions, Divestitures and Discontinued Operations
Controllable Capital	-Excludes impact of Acquisitions, Divestitures and Discontinued Operations -Excludes Unfunded Pension Debt	-Includes impact of Acquisitions, Divestitures, and Discontinued Operations -Excludes Unfunded Pension Debt
WACC	-Static (reset "Annually" based on changes in the Company's capital structure)	-Dynamic (reset "Quarterly" based on changes in the Company's capital structure)

The Committee chose "economic profit" as the financial metric for the EPP because economic profit is a more accurate way to determine profit over time than NPOICC (which is used in connection with the Company's annual and long-term incentives that set specific targets). Therefore, the potential impact to a participant's EPP account from the economic profit or loss that our leaders help to create for the organization in future years closely aligns the interests of our EPP participants with the long-term interests of stockholders.

The EPP does not establish goals or have a "target". Rather, the EPP allows our senior most executives to share in a portion of the economic profit that they helped to create. Payments under the EPP may be made annually and are subject to adjustment based on future years' economic profit. As a result, transactions can be included when they are complete and WACC can be averaged each year to more closely align the overall program with the actual transactions and actual costs of capital. The impact of any particular transaction or change in cost of capital is smoothed out over the years through the bonus banking mechanism described in more detail below.

In 2012, the Committee assigned to each executive participating in the EPP a specified percentage of the Company's economic profit. The maximum percentage of our economic profit that an NEO or other participant may receive for any performance year is 5.0%. This percentage is referred to as a participant's "carried interest" in the Company's economic profit and represents the participant's opportunity to receive annual cash payouts. Each year, a participant receives a "bonus credit" award equal to his or her carried interest percentage of economic profit for that year. The bonus credit is credited to the participant's account, known as a "Bonus Bank," under the EPP. This credit may be positive or negative. The EPP provides that participants receive a payout equal to 33% of the balance of their Bonus Banks on August 1 of the following year, provided that the Company also passes a cash flow test annually.



The EPP provides that under this cash flow test, the Company's annual GAAP "net cash provided by operating activities" must be equal to or exceed 1% of the Company's total revenue. The EPP further provides that if the Company does not pass this cash flow test, the amount that would otherwise have been paid from a participant's Bonus Bank will instead remain in the participant's Bonus Bank, without interest. Additionally, if a participant were to earn a bonus under the EPP in excess of $10 million dollars in the calendar year, the amount of the bonus in excess of $10 million dollars will not be paid in such year. The excess amount will remain in the participant's Bonus Bank, without interest. The first payment under the EPP was made August 10, 2012.

A participant forfeits the amount held in his or her Bonus Bank in the event of a voluntary termination of employment without good reason or an involuntary termination for cause. However, there are special rules in the event of retirement, death, disability, involuntary termination without cause, termination for good reason, or a termination following a qualifying change in control which are described in the *Potential Payments Upon Termination or Change in Control* section beginning on page 54 of this proxy statement.

Consistent with Section 162(m) of the Internal Revenue Code (the "Code"), the Committee does not increase the originally established carried interest of a participant during a performance year. However, the Committee retains the discretion to reduce the bonus credit to a participant's Bonus Bank or to reduce the amount previously credited to a participant's Bonus Bank. Such reductions could be based on the Company's performance against its financial and strategic objectives, a business unit's performance against its annual financial and operational goals, and the executive's performance against his or her individual MBOs.

There are several advantages to the plan design of the EPP. First, it recognizes that internally established targets are by definition difficult to calibrate given the volatility in the economic environment, whereas EPP pays on absolute economic value created. Additionally, the payouts operate as a retention device with the payments scheduled in August separate from other vesting or award events.

2012 Economic Profit Results, EPP Bonus Credit Awards and Payouts. Economic profit for the 2012 performance year was $488.5 million. Also, the Company exceeded the cash flow test requirement under the EPP since cash flow from operations, which was adjusted by the Committee to exclude the special pension contribution made in 2012 as part of a larger multi-phase process to fund and de-risk certain of the Company's pension liabilities, of $420 million was greater than 1% of total revenues for 2012 (or $57.3 million).

Summary of the Economic Profit Calculation and EPP Cash Flow Test Results for 2012				
Economic Profit Calculation			**EPP Cash Flow Test**	
NPOI (as reported)		$588.9M	Cash Flow from Operations	($180.0M)
			Pension Funding Adjustment	$600.0M
			Adjusted Cash Flow from Operations	$420.0M
Controllable Capital	*$1,004M*		Total Revenues	$5,729.5M
WACC (four quarter average)	*10.0%*		Cash Flow Hurdle Rate (% of Total Revenues)	1.0%
Less: Capital Charge		($100.4)	Cash Flow Hurdle Amount	$57.3M
Economic Profit		$488.5M	Cash Flow Test Passed[1]	

(1) The Committee excluded the special pension contribution described above that was made in 2012 for the purpose of calculating the cash flow metric.

The participation level of each NEO and the amounts earned under the EPP for the 2012 performance year are summarized as follows:

Name	2012 EPP Carried Interest	2011 Bank Balance (After 2011 Payout)	2012 EP Bonus Credit Award (Before Payout)	Bank Balance (Before 2012 Payout)	2012 EP Cash Payout[1]	2012 EPP Bank Balance (After 2012 Payout)
William R. Nuti	1.25%	$3,229,065	$6,106,250	$9,335,315	$3,080,654	$6,254,661
Robert P. Fishman	0.15%	$322,906	$732,750	$1,055,656	$348,366	$707,290
Peter A. Leav	0.30%	$322,906	$1,465,500	$1,788,406	$590,174	$1,198,232
John G. Bruno	0.30%	$645,813	$1,465,500	$2,111,313	$696,733	$1,414,580
Peter A. Dorsman	0.30%	$322,906	$1,465,500	$1,788,406	$590,174	$1,198,232

Table title: **Summary of 2012 Economic Profit Pan Participation, Bonus Credit Awards, and Cash Payout**

(1) 33% of the 2012 EPP Bank Balance (before 2012 payout) will be paid in August 2013 in accordance with the terms and conditions of the EPP.

Update on Prior Performance-Based Restricted Stock Unit Awards

2009 Performance-Based Restricted Stock Unit Retention Awards. In 2009, the Committee granted performance-based restricted stock units to Messrs. Leav, Bruno and Dorsman. The awards were granted with an eighteen-month performance period that commenced July 1, 2009 and ended December 31, 2010. The awards had a performance target of NPOI of $300 million, which if achieved, would result in 100% of the award vesting. In February 2011, the Committee certified that the performance condition for these awards was achieved. These awards vested on August 1, 2012.

2010 Performance-Based Restricted Stock Units. In 2010, the Committee granted performance-based restricted stock units to our NEOs. The awards were granted with a two-year performance period that commenced January 1, 2010 and ended December 31, 2011. The number of shares earned could range, according to the level of performance achieved, from a threshold of 25% to a maximum of 150% of the performance-based units granted. In February 2012, the Committee certified that the performance condition for these awards was achieved at 150% of target. The awards also had a threshold performance target of 20% ROC which was also achieved. These awards vested on December 31, 2012.

2011 Performance-Based Restricted Stock Units. In 2011, the Committee granted performance-based restricted stock units to our NEOs. The awards were granted with a two-year performance period that commenced January 1, 2011 and ended December 31, 2012. The number of shares earned could range, according to the level of performance achieved, from a threshold of 25% to a maximum of 150% of the performance-based units granted. In February 2013, the Committee certified that the performance condition for these awards was

achieved at 150% of target. The awards also had a threshold performance target of 20% ROC, which was also achieved. These awards will vest on March 3, 2014, subject to the executive's continued employment with the Company on the vesting date along with certain other rules in the event of retirement, death, disability, termination without cause, termination for good reason and change in control which are described in the *Potential Payments Upon Termination or Change in Control* section beginning on page 54 of this proxy statement.

2013 Annual Long-Term Incentive Program

<u>2013 Annual LTI Awards.</u> The design of the 2013 LTI awards for our NEOs remains consistent with the 2012 design. The 2013 LTI awards are 75% performance-based restricted stock units and 25% time-based restricted stock units. This mix balances our desire to keep a significant portion of pay "performance-based" with the need to maintain a certain level of retention value. The performance-based awards are subject to a two-year performance period. The awards granted in 2013 have a maximum payment of 125% of target, which is a reduction from the 150% of target for awards granted in 2012. The number of shares earned as part of the 2013 LTI award will be determined initially based on the NPOICC achieved during the 2013 fiscal year (between a threshold, target and maximum payout objective) and, to the extent the number of shares earned exceeds 100% (or a payout above target), the number of shares earned will be further adjusted based on the NPOICC achieved during the 2014 fiscal year. In this case, the Company must also achieve NPOICC results for the 2014 fiscal year at least equal to target NPOICC set for the 2013 fiscal year, or the final payout will be reduced to 100% of the target number of shares granted. If a payout is earned for the 2013 performance-based restricted stock units, the shares earned will vest 100% in October 2016. The time-based awards will vest 100% in February 2016. Both the performance-based and time-based portions of the 2013 Annual LTI award are subject to the executive's continued employment with the Company on the vesting date along with certain other rules in the event of death, disability, termination without cause, termination for good reason and change in control which are described in the *Potential Payments Upon Termination or Change in Control* section beginning on page 54 of this proxy statement.



<u>2013 Economic Profit Plan.</u> EPP awards will continue to be a portion of the overall LTI award value granted to the CEO and other executives that would otherwise be granted as restricted stock units under the SIP. Each participating executive will receive a carried interest in the EPP that provides an opportunity for a cash payout based on the economic profit earned under the EPP which will be determined based on NPOI after a reduction for our WACC multiplied by our controllable capital.

The long-term incentive awards granted to each NEO for the 2013 fiscal year are summarized as follows:

	Summary of Long-Term Incentive Awards Granted in 2013			
	2013 Annual LTI Award Value(1)			
Name	**Performance-based RSU Value (75%)**	**Time-based RSU Value (25%)**	**Total Annual LTI Award Value**	**2013 EPP Participation**
William R. Nuti	$3,750,000	$1,250,000	$5,000000	1.15% Carried Interest
Robert P. Fishman	$487,500	$162,500	$650,000	0.15% Carried Interest
Peter A. Leav	$750,000	$250,000	$1,000,000	0.25% Carried Interest
John G. Bruno	$487,500	$162,500	$650,000	0.15% Carried Interest
Peter A. Dorsman	$562,500	$187,500	$750,000	0.15% Carried Interest

(1) Represents the 2013 LTI "dollar value" approved by the Committee for each award.

Executive Perquisites. Our executives are eligible for a limited offering of perquisites, which do not comprise a significant amount of our executive compensation program. They include financial counseling, executive medical exam, relocation benefits and also with respect to our CEO, occasional hotel accommodation, limited use of corporate aircraft and security expenses. The perquisites we provide support our objective to attract and retain high quality talent and are designed to allow our executives to focus on their business responsibilities with less concern for the situations covered by these perquisites. A more detailed description of these perquisites and the incremental costs to the Company associated with providing each of these perquisites to the NEOs are contained in the Perquisites Table and the footnotes to the Perquisites Table on page 46 of this proxy statement.

The Committee has discontinued all tax reimbursements (or tax gross-ups) with the exception of those provided in connection with relocations required by the Company, which are generally also provided to all non-executive employees, and those that may be provided in the event of a qualifying termination following a change in control of the Company to participants in the Change in Control Severance Plan who entered the plan prior to January 28, 2010 (as discussed below).

Retirement Benefits. All of our U.S. defined benefit plans were closed to new entrants in 2004 and benefits were frozen as of December 31, 2006. The actuarial present values of the accumulated pension benefits as of the end of 2012 to Messrs. Fishman and Dorsman, our only NEOs who are entitled to benefits under our defined benefit pension plans, as well as other information about each of our plans in which our NEOs participate, are reported in the Pension Benefits Table and the narrative to that table beginning on page 53 of this proxy statement.

The Company maintains the NCR Savings Plan, a 401(k) plan, to which it made matching contributions in 2012 in amounts equal to 50% of the first 4% of each participant's eligible pay which is currently set at $250,000 per year. In February 2012, the Company also made a special discretionary contribution to the 401(k) plan in an amount equal to 25% of the matching contribution credited to each participant's account for the 2011 plan year.

Change in Control Arrangements. If, in the future, the Company considers potential transactions that could result in a change in control of the Company, we want to ensure that key members of management have incentives to remain during this process and evaluate potential transactions in an independent and objective manner that may maximize stockholder value. In 2006, we adopted the Change in Control Severance Plan. As described in the discussion of the "Change in Control Arrangements" on page 54 of this proxy statement, benefits under the Change in Control Severance Plan are paid only if both a qualifying change in control and a qualifying termination of employment occur (a "double-trigger").

The Change in Control Severance Plan provides for separation payments and benefits to certain of our executives based on the plan tier level assigned by the Committee. For the CEO the cash severance payout multiple is 300% and for the other NEOs it is 200%. There are no tax gross-ups under the plan, except in the case of participants who entered the plan prior to January 28, 2010. The tax gross-up only applies if the aggregate value of all severance and other change in control payments to the participant exceeds 110% of the maximum amount that could be paid under Section 280G of the Code without imposition of an excise tax. If the value of such payments would not exceed the 110% threshold, then the payments would be reduced to the extent necessary to avoid imposition of the excise tax.

Additional details regarding the payments and benefits provided to the NEOs upon satisfaction of the double-trigger are described in the *Potential Payments Upon Termination or Change in Control* section beginning on page 54 of this proxy statement.

Severance Benefits. To ensure that we offer competitive executive compensation programs, when appropriate, we believe it is important to provide reasonable severance benefits to our executives, including the NEOs. We do not have individual severance arrangements with our NEOs other than Mr. Nuti. The severance arrangement for

Mr. Nuti was provided as a result of negotiations at the time of his hire in order to attract him to the Company. A description of the severance arrangement with our CEO is described in detail in the "Agreements with our NEOs" section on page 46 of this proxy statement.

Messrs. Fishman, Leav, Bruno, and Dorsman, were covered under the Company's severance policy that was in effect through December 31, 2012. This policy, available to all U.S. employees, provides severance benefits if the employee's position is eliminated due to a reduction-in-force pursuant to the NCR Reduction-In-Force Plan (the 2012 U.S. RIF Plan). A description of the 2012 U.S. RIF Plan as well as the estimated payments and benefits payable to the NEOs assuming an event triggering benefits under the plan as of December 31, 2012 are reported in the discussion of *Potential Payments Upon Termination or Change in Control* section beginning on page 54 of this proxy statement.

After careful review and consideration of our workforce strategy and competitive severance practices, the Company took an action to eliminate the 2012 U.S. RIF Plan for all US employees, including the NEOs, effective April 1, 2013. Instead, the Company will continue to provide reasonable and market-competitive severance benefits to certain employees, including our NEOs (other than the CEO), when appropriate, based on specific guidelines established for each grade/position across the enterprise as opposed to the tenure/service-oriented formula previously provided under the 2012 U.S. RIF Plan. The Company believes this approach is a best practice that provides greater alignment with competitive severance practices.

Compensation Recovery Policy. Under our Compensation Recovery Policy (or claw back policy), each executive officer must repay or forfeit, as directed by the Committee, any annual incentive, long-term incentive, equity-based award or other performance-based award received by him or her if:

- the payment, grant or vesting of such compensation was based on the achievement of financial results that were the subject of a restatement of the Company's financial statements, as filed with the Securities and Exchange Commission;
- the need for the restatement was identified within 3 years after the date of the first public issuance or filing of the financial results that were subsequently restated;
- the Committee determines in its sole discretion that the executive officer's negligence, fraud or misconduct caused or contributed to the need for the restatement; and
- the Committee determines in its sole discretion that it is in the best interests of the Company and its stockholders for the executive officer to repay or forfeit all or any portion of the compensation.

In addition, if the Committee determines that this policy applies to an executive officer, then in addition to the above provisions, the executive officer must, to the fullest extent permitted by law and as directed by the Committee: (i) forfeit any outstanding equity-based awards; and (ii) repay the amount received upon settlement of any time-based equity awards or any gains realized upon the exercise of stock options.

Stock Ownership Guidelines

We have adopted stock ownership guidelines for our NEO's to ensure that our NEOs maintain an equity interest in the Company at a level sufficient to assure our stockholders of our NEO's commitment to value creation. All NEOs have a five year period from the date of hire or, if applicable promotion, to achieve the stock ownership guidelines. For these purposes, stock ownership includes shares owned outright by the NEO, interests in restricted stock and restricted stock units, stock acquired through our employee stock purchase plan, and investments in NCR common stock through the Company's 401(k) plan. Stock options are not taken into consideration in meeting the ownership guidelines.

As of December 31, 2012 all of our NEOs exceeded these guidelines.

Named Executive Officer	Stock Ownership Guideline *(multiple of base salary)*	Stock Ownership Achieved *(as of December 31, 2012)*
William R. Nuti	6.0 times	24.4 times
Robert P. Fishman	2.0 times	7.0 times
Peter A. Leav	2.0 times	6.9 times
John G. Bruno	2.0 times	11.2 times
Peter A. Dorsman	2.0 times	10.2 times

Company Policy on Hedging

The Company's Insider Trading Policy prohibits employees from trading in derivative securities of the Company. For this purpose, "derivative securities" is defined as including publicly traded options, short sales, puts, calls, strips or similar derivative securities whether or not issued directly by the Company or by any stock exchange.

Tax Deductibility Policy

Under Section 162(m) of the Code, certain compensation in excess of $1 million annually is not deductible for federal income tax purposes unless it is awarded pursuant to a performance-based plan approved by stockholders. While we generally try to ensure the deductibility of the incentive compensation paid to our executives, the Committee has not adopted a policy that requires all compensation to be deductible because we want to preserve the ability to award cash or equity compensation to an executive that is not deductible under Section 162(m) if we believe that it is in our stockholders' best interests.

BOARD COMPENSATION AND HUMAN RESOURCE COMMITTEE
REPORT ON EXECUTIVE COMPENSATION

The Compensation and Human Resource Committee of the Board of Directors (the "Committee") manages the Company's compensation programs on behalf of the Board of Directors. The Committee reviewed and discussed with the Company's management the *Compensation Discussion and Analysis* included in this proxy statement. In reliance on the review and discussions referred to above, the Committee recommended to the Board of Directors that the *Compensation Discussion and Analysis* be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and the Company's proxy statement to be filed in connection with the Company's 2013 Annual Meeting of Stockholders, each of which will be filed with the Securities and Exchange Commission.

Dated: February 25, 2013

The Compensation and Human Resource Committee:

Linda Fayne Levinson, Chair
Gary J. Daichendt, Member
Robert P. DeRodes, Member



COMPENSATION TABLES

The Summary Compensation Table below shows the total compensation paid to or earned by each of our Named Executive Officers with respect to the fiscal years ending December 31, 2012, 2011, and 2010.

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)[1]	Option Awards ($) (f)[2]	Non-Equity Incentive Plan Compensation ($) (g)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)[4]	All Other Compensation ($) (i)[5]	Total ($) (j)
William R. Nuti	2012	1,000,000	—	4,500,002	—	4,130,654	—	175,350	9,806,006
Chairman of the Board,	2011	1,000,000	—	6,303,479	—	4,272,875	—	129,189	11,705,543
Chief Executive Officer	2010	1,000,000	—	8,113,247	1,403,217	1,500,000	—	154,434	12,170,898
and President									
Robert P. Fishman	2012	493,151	—	600,002	—	779,616	20,665	22,972	1,916,406
Senior Vice President	2011	443,056	—	680,954	—	817,574	60,709	56,507	2,058,800
and Chief Financial	2010	368,000	100,000	1,003,611	102,054	393,507	18,886	354,193	2,340,251
Officer									
John G. Bruno	2012	750,000	—	1,000,003	—	1,034,233	—	23,620	2,807,856
Executive Vice President	2011	750,000	—	1,807,251	—	1,475,787	—	23,425	4,056,463
and Chief Technology	2010	750,000	650,000	4,010,740	357,183	737,825	—	23,424	6,529,172
Officer									
Peter A. Dorsman	2012	550,000	—	1,000,003	—	1,002,674	83,556	88,338	2,724,571
Executive Vice President,	2011	460,417	—	1,257,656	—	795,181	71,170	88,003	2,672,427
Chief Quality Officer	2010	401,250	—	1,072,674	184,970	358,583	32,785	100,368	2,150,630
Peter A. Leav	2012	550,000	—	1,000,003	—	940,799	—	23,080	2,513,882
Executive Vice President	2011	504,861	—	963,855	—	943,707	—	22,983	2,435,406
and President, Industry	2010	471,250	—	1,586,937	184,970	420,560	—	11,876	2,675,593
and Field Operations									

(1) This column shows the aggregate grant date fair value, as determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation – Stock Compensation ("FASB ASC Topic 718"), of the stock awards granted to each Named Executive Officer in the applicable year. See Note 7 of the Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2012 (our "2012 Annual Report") for an explanation of the assumptions we made in the valuation of these awards. Assuming achievement of the highest level of performance, the aggregate grant date fair value of the performance-based restricted stock units granted in 2012 is as follows: Nuti: $5,062,510; Fishman: $675,010; Bruno: $1,124,995; Dorsman: $1,124,995, and Leav: $1,124,995. For additional information about awards made in 2012, see the Grants of Plan-Based Awards table on page 49 of this proxy statement.

(2) This column shows the aggregate grant date fair value, as determined in accordance with FASB ASC Topic 718, of the stock options granted to each Named Executive Officer in the applicable year. See Note 7 of the Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K in our "2012 Annual Report" for an explanation of the assumptions we made in the valuation of these awards.

(3) A significant amount of the compensation for the Named Executive Officers is at-risk and is earned based on Company and individual performance against pre-determined financial and strategic objectives. The amounts reported for 2012 show amounts earned under the MIP and the amounts to be awarded in August 2013 for 2012 performance under the EPP. The amounts reported in 2012 are comprised of MIP: Nuti $1,050,000, Fishman $431,250, Bruno $337,500, Dorsman $412,500 and Leav $350,625, plus EPP: Nuti $3,080,654, Fishman $348,366, Bruno $696,733, Dorsman $590,174 and Leav $590,174. The amounts reported in 2011 are comprised of MIP: Nuti $2,682,440, Fishman $658,530, Bruno $1,157,700, Dorsman $636,137 and Leav $784,663, plus EPP: Nuti $1,590,435, Fishman $159,044, Bruno $318,087, Dorsman $159,044 and Leav $159,044. The amounts reported in 2010 show only payments made under the MIP. For more information regarding the MIP and the EPP see the "Annual Incentive Plan" and "Annual Long-Term Incentive Plan" sections of the *Compensation Discussion and Analysis* on pages 28 and 33 respectively of this proxy statement.

(4) The amounts reported in this column consist of the aggregate change in actuarial values of the accumulated pension benefit under the Company's various qualified and nonqualified defined pension benefit plans, which are applicable only to Messrs. Fishman and Dorsman. For more information regarding pension benefits, see the 2012 Pension Benefits Table on page 53 of this proxy statement.

(5) The amounts reported in this column consist of the aggregate incremental cost to the Company of the perquisites provided to the Named Executive Officers, contributions made by the Company to the Savings Plan on behalf of the Named Executive Officers, any insurance premiums paid by the Company with respect to life insurance for the benefit of the Named Executive Officers and tax reimbursements made to the Named Executive Officers in connection with relocation expenses. Additional details regarding the amounts are included in the two supplemental tables, 2012 All Other Compensation Table and 2012 Perquisites Table below.

All Other Compensation Table

The table below shows the value of perquisites, tax reimbursements, insurance premiums paid by the Company with respect to life insurance, and Company contributions to the Savings Plan made on behalf of each of the Named Executive Officers.

Name	Year	Perquisites and Other Personal Benefits ($) (a)[1]	Tax Reimbursements ($) (b)	Insurance Premiums ($) (c)[2]	Company Contributions to Retirement and 401(k) Plans ($) (d)[3]	Total ($)
William R. Nuti	**2012**	168,190	—	2,160	5,000	175,350
	2011	122,195	—	2,280	4,714	129,189
	2010	147,440	—	2,280	4,714	154,434
Robert P. Fishman	**2012**	17,000	—	972	5,000	22,972
	2011	44,269	9,711	912	1,615	56,507
	2010	254,782	95,769	912	2,730	354,193
John G. Bruno	**2012**	17,000	—	1,620	5,000	23,620
	2011	17,000	—	1,710	4,715	23,425
	2010	17,000	—	1,710	4,714	23,424
Peter A. Dorsman	**2012**	82,366	—	972	5,000	88,338
	2011	82,366	—	923	4,714	88,003
	2010	94,788	—	866	4,714	100,368
Peter A. Leav	**2012**	17,000	—	1,080	5,000	23,080
	2011	17,000	—	1,083	4,900	22,983
	2010	7,118	—	1,083	3,675	11,876

(1) The amounts in this column reflect the aggregate incremental cost to the Company for the perquisites and other personal benefits described in the Perquisites Table below.

(2) The amounts in this column reflect the dollar value of life insurance premiums paid by the Company with respect to life insurance for the benefit of each of the Named Executive Officers.

(3) The amounts in this column reflect contributions made by the Company to the Savings Plan on behalf of each of the Named Executive Officers. The Company also makes such contributions on behalf of its non-executive employees.

Perquisites Table

The table below shows the aggregate incremental cost of perquisites provided to the Named Executive Officers during the years indicated in the table. For additional details on items in this table see the "Executive Perquisites" section in the *Compensation Discussion and Analysis* on page 40 of this proxy statement.

Named Executive Officer	Year	Corporate Aircraft Usage ($) (a)(1)	Lodging ($) (b)(2)	Security ($) (c)(3)	Relocation ($) (d)(4)	Executive Medical Program ($) (e)(5)	Financial Planning Allowance ($) (f)(6)	Total ($)
William R. Nuti	2012	90,207	5,347	55,636	—	5,000	12,000	168,190
	2011	16,642	4,902	83,651	—	5,000	12,000	122,195
	2010	56,206	4,508	69,726	—	5,000	12,000	147,440
Robert P. Fishman	2012	—	—	—	—	5,000	12,000	17,000
	2011	—	—	—	27,269	5,000	12,000	44,269
	2010	—	—	—	237,782	5,000	12,000	254,782
John G. Bruno	2012	—	—	—	—	5,000	12,000	17,000
	2011	—	—	—	—	5,000	12,000	17,000
	2010	—	—	—	—	5,000	12,000	17,000
Peter A. Dorsman	2012	—	—	—	65,366	5,000	12,000	82,366
	2011	—	—	—	65,366	5,000	12,000	82,366
	2010	3,835	—	8,587	65,366	5,000	12,000	94,788
Peter A. Leav	2012	—	—	—	—	5,000	12,000	17,000
	2011	—	—	—	—	5,000	12,000	17,000
	2010	—	—	—	2,118	5,000	—	7,118

(1) The amounts in this column reflect the incremental cost to the Company of personal usage of the corporate aircraft. The incremental cost to the Company of personal usage of corporate aircraft was calculated by determining the variable operating cost to the Company, which includes items such as fuel, landing and terminal fees, crew travel expenses and operational maintenance. Expenses that were determined to be less variable in nature, such as general administration, depreciation, and pilot compensation, were not included in the determination of the Company's incremental cost. On occasion, other individuals traveled with Named Executive Officers on corporate aircraft; however, the Company incurred de minimis incremental costs as a result of such travel and no amounts are reported in the table with respect to such travel.

(2) The amounts in this column reflect the cost the Company incurred in connection with providing Mr. Nuti with occasional overnight hotel accommodations near the New York City office that were not in connection with Board meetings or monthly executive staff meetings.

(3) The amounts in this column reflect payments made by the Company for the Company-provided car and driver Mr. Nuti is required to use for security purposes in and around the New York City area, to the extent that such trips were for commuting purposes.

(4) The amounts in this column reflect the amounts paid to or on behalf of the Named Executive Officers in connection with their respective relocations.

(5) The amounts in this column reflect the maximum amount of $5,000 that is available to be paid on behalf of each Named Executive Officer to receive medical diagnostic services at a designated medical facility under the Executive Medical Exam Program. Although not all of the Named Executive Officers may use their entire allowance each year, due to privacy considerations associated with the receipt of medical services, the Company has elected to disclose the maximum benefit available to each executive, rather than the amounts actually used by each individual.

(6) The amounts in this column reflect the payment made by the Company to each Named Executive Officer for financial planning assistance as part of the Company's Financial Planning Allowance Program.

Agreements with our Named Executive Officers

Our Named Executive Officers are covered by letter agreements with the Company that set forth, among other things, each Named Executive Officer's initial base salary, initial bonus opportunities, entitlement to participate in the Company's benefit plans and initial equity awards. As described in the *Compensation Discussion and Analysis*, changes to the Named Executive Officer's compensation may be made from time to time. The letter agreements are generally not updated to reflect these changes.

The Company entered into a letter agreement dated as of July 29, 2005 with Mr. Nuti when he became the Company's President and Chief Executive Officer. The letter agreement which was amended July 26, 2006, and December 18, 2008, sets forth, among other things, Mr. Nuti's initial base salary, initial incentive and equity award opportunities, and the entitlement to participate in the Company's benefit plans. The letter agreement also provides that in the event of termination of employment for any reason, Mr. Nuti is subject to an eighteen-month non-competition and non-solicitation provision, and a confidentiality provision. The terms of the arrangement, which were determined through the negotiation process, provide that in the event we terminate his employment (other than for cause) or if he were to voluntarily terminate employment for good reason, he would receive the payments and benefits listed below. The severance-related compensation and benefits listed below to be provided pursuant to the terms of the letter agreement are conditioned upon Mr. Nuti's execution of a release of claims against the Company and compliance with the restrictive covenants described above.

- A payment equal to 150 percent of his annual base salary;
- A payment equal to 150 percent of his targeted bonus opportunity under the Management Incentive Plan;
- A payment equal to a pro rata portion of the applicable award payout under the Management Incentive Plan for the year in which the severance occurs; and
- Medical benefits for him and his dependents, equal to the level he received during his employment, for a period of 18 months.

For purposes of the letter agreement with Mr. Nuti, the terms "cause" and "good reason" are defined by reference to the Change in Control Severance Plan, as described on page 54 of this proxy statement, except that the following additional items constitute "good reason" for Mr. Nuti to terminate his employment: (i) a reduction in his job title; (ii) a material adverse change in his position, office or duties (including removal or non-re-election to the Board); or (iii) a material breach of his letter agreement by the Company. In the event Mr. Nuti's employment was terminated in connection with a change in control, he would receive payments and benefits under the Change in Control Severance Plan described on page 54 of this proxy statement, and not under the letter agreement.

We entered into a letter agreement dated March 17, 2010 with Mr. Fishman in connection with his promotion to Senior Vice President and Chief Financial Officer. The letter agreement sets forth, among other things, Mr. Fishman's initial base salary, initial bonus opportunities, entitlement to participate in the Company's benefit plans and initial equity award. This letter agreement also provides that in the event of a termination of employment for any reason, Mr. Fishman is subject to a twelve-month non-competition and non-solicitation provision, and a confidentiality provision. We have not entered into any subsequent letter agreements with Mr. Fishman to reflect changes in his compensation or his position in the Company.

We entered into a letter agreement dated October 27, 2008 with Mr. Bruno in connection with his appointment as Executive Vice President. The letter agreement sets forth, among other things, Mr. Bruno's initial base salary, initial bonus opportunities, entitlement to participate in the Company's benefit plans and initial equity award. The letter agreement also provides that in the event of a termination of employment for any reason, Mr. Bruno is subject to a twelve-month non-competition and non-solicitation provision, and a confidentiality provision. We have not entered into any subsequent letter agreements with Mr. Bruno to reflect changes in his compensation or his position in the Company.

We entered into a letter agreement dated April 6, 2006 with Mr. Dorsman in connection with his appointment as Vice President and General Manager of the Company's Systemedia Division. The letter agreement sets forth, among other things, Mr. Dorsman's initial base salary, initial bonus opportunities, entitlement to participate in the Company's benefit plans and initial equity award. We have not entered into any subsequent letter agreements with Mr. Dorsman to reflect changes in his compensation or his position in the Company.

We entered into a letter agreement dated December 28, 2008 with Mr. Leav when he was hired as our Senior Vice President, Worldwide Sales. The letter agreement sets forth, among other things, Mr. Leav's initial base salary, initial bonus opportunities, entitlement to participate in the Company's benefit plans and initial equity award. The letter agreement also provides that in the event of termination of employment for any reason, Mr. Leav is subject to a twelve-month non-competition and non-solicitation provision, and a confidentiality provision. We have not entered into any subsequent letter agreements with Mr. Leav to reflect changes to his compensation or his position in the Company.

Grants of Plan-Based Awards Table

The table that follows this discussion shows both non-equity and equity incentive plan awards granted during 2012 by the Committee to each of the Company's Named Executive Officers. Non-equity awards were made pursuant to the Company's Management Incentive Plan and Economic Profit Plan. Equity awards were made under the Company's 2011 Stock Incentive Plan. Each of these plans is described in the *Compensation Discussion and Analysis*. These awards are described in detail below.

Non-Equity Incentive Plan Awards. There are a number of non-equity incentive plan awards reflected in the Grants of Plan-Based Awards Table, each of which is briefly described below.

2012 Management Incentive Plan. In 2012, the Committee approved a total target bonus opportunity for each of the Named Executive Officers pursuant to the Amended and Restated Management Incentive Plan (or MIP), which if earned, is payable in cash. This total target bonus is broken down into two components; (a) the MIP target bonus component (described in the table as "Annual Financial"), which was established for each participant, and (b) the Customer Success target bonus component (described in the table as "Customer Success"), which was established at 10% of base salary for all participants for 2012. Additional details regarding the MIP awards are described in the "Annual Incentive Plan" section of the *Compensation Discussion and Analysis.*

2012 Economic Profit Plan. In 2012, the Committee approved a participation percentage for each Named Executive Officer pursuant to the EPP, which will be payable in cash in accordance with the terms of the EPP. This specified percentage is referred to as the participant's "carried interest" which is outlined in more detail under the "Annual Long-Term Incentive Plan" section of the *Compensation Discussion and Analysis* and is described in the table as the "Economic Profit Plan".

Equity Incentive Plan Awards. There are a number of equity incentive plan awards granted under the 2011 Stock Incentive Plan reflected in the Grants of Plan-Based Awards Table, each of which is briefly described below. Additional details regarding the awards described below are in the "Annual Long-Term Incentive Plan" section of the *Compensation Discussion and Analysis.*

2012 Annual LTI Awards. During 2012, the Committee granted LTI awards consisting of 75% performance-based restricted stock units and 25% time-based restricted stock units to all Named Executive Officers as part of the annual awards process. Additional details regarding the LTI awards are described in the "Annual Incentive Plan" section of the *Compensation Discussion and Analysis.*

2012 Ad Hoc LTI Awards. During 2012, the Committee did not grant ad-hoc LTI equity awards to any of our NEOs.

Grants of Plan-Based Awards for 2012

Name	Award Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards[2] Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units(#)[3]	All Other Option Awards: Number of Securities Underlying Options(#)	Exercise or Base Price of Option Awards ($ / Sh)	Grant Date Fair Value of Stock and Option Awards[4] ($)
(a)	(b)	(b1)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
William R. Nuti	Annual Financial		350,000	1,400,000	4,200,000							
	Customer Success		0	100,000	100,000							
	Economic Profit Plan		0	3,080,654								
	Performance-Based RSU	2/28/2012				39,045	156,178	234,267				3,375,007
	Time-based RSU	2/28/2012							52,059			1,124,995
Robert P. Fishman	Annual Financial		125,000	500,000	1,500,000							
	Customer Success		0	50,000	50,000							
	Economic Profit Plan		0	348,366								
	Performance-Based RSU	2/28/2012				5,206	20,824	31,236				450,007
	Time-based RSU	2/28/2012							6,941			149,995
John G. Bruno	Annual Financial		187,500	750,000	2,250,000							
	Customer Success		0	75,000	75,000							
	Economic Profit Plan		0	696,733								
	Performance-Based RSU	2/28/2012				8,677	34,706	52,059				749,997
	Time-based RSU	2/28/2012							11,569			250,006
Peter A. Dorsman	Annual Financial		137,500	550,000	1,650,000							
	Customer Success		0	55,000	55,000							
	Economic Profit Plan		0	590,174								
	Performance-Based RSU	2/28/2012				8,677	34,706	52,059				749,997
	Time-based RSU	2/28/2012							11,569			250,006
Peter A. Leav	Annual Financial		137,500	550,000	1,650,000							
	Customer Success		0	55,000	55,000							
	Economic Profit Plan		0	590,174								
	Performance-Based RSU	2/28/2012				8,677	34,706	52,059				749,997
	Time-based RSU	2/28/2012							11,569			250,006

(1) The amounts in columns (c), (d) and (e) reflect the potential award levels for each Named Executive Officers based on the 2012 Management Incentive Plan Objectives for Annual Financial and Customer Success. The Customer Success metric is "make or miss" therefore, there is no specific threshold or maximum award level. The Economic Profit Plan uses a formula to credit or debit participants' accounts (Bonus Banks) with a percentage (not to exceed 5.0%) of the Company's economic profit or loss each year and pays out a portion of each participant's Bonus Bank each year in accordance with the terms and conditions of the EPP. Because awards are determined under a formula and the Committee does not set a target amount under the plan, in accordance with SEC guidelines the target amounts reported in the table above are the amounts that are expected to be paid in August 2013. We have not included a maximum amount since the maximum percent of economic profit that may be credited to any individual as a bonus credit for any particular performance period is 5% of the economic profit.

(2) The amounts in columns (f), (g) and (h) reflect the minimum, target, and maximum number of performance-based restricted stock units that could be received by each Named Executive Officer under the SIP.

(3) This column reflects time-based restricted stock units granted to the Named Executive Officers in 2012 under the SIP.

(4) This column reflects the grant date fair value, as determined in accordance with FASB ASC Topic 718, of each equity award listed in the table. The grant date fair value of each performance-based restricted stock unit award is based on the probable outcome of the performance conditions as of the date of grant. These grants are subject to a two-year performance period.

Outstanding Equity Awards at Fiscal Year-End for 2012

(footnote disclosure to this table begins on page 52 of this proxy statement.)

Name	Grant Date	Option Awards[1]					Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)	Market Value of Shares or Units of Stock That Have Not Vested($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
William Nuti										
	02/28/2012[3]						52,059	1,326,463		
	02/28/2012[4]								234,267	5,969,123
	02/22/2011[3]						55,432	1,412,407		
	02/22/2011[5]						249,446	6,355,884		
	02/07/2011[6]								107,031	2,727,150
	02/23/2010		127,103		12.81	02/22/2020				
	02/08/2010[7]						155,235	3,955,388		
	03/01/2008	281,915			22.16	02/28/2018				
	03/01/2007	315,345			21.27	02/28/2017				
	02/13/2006	359,346			17.82	02/13/2016				
Robert Fishman										
	02/28/2012[3]						6,941	176,857		
	02/28/2012[4]								31,236	795,893
	02/22/2011[3]						7,795	198,617		
	02/22/2011[5]						35,079	893,813		
	02/07/2011[8]						4,162	106,048		
	04/26/2010[9]						40,393	1,029,214		
	02/23/2010		9,244		12.81	02/22/2020				
	02/08/2010						4,826	122,966		
	03/01/2008	10,963			22.16	02/28/2018				
	10/01/2007	10,413			23.93	09/30/2017				
	06/01/2007	13,000			24.70	05/31/2017				
	05/01/2007	4,195			23.13	04/30/2017				
	03/01/2007	5,733			21.27	02/28/2017				
	02/13/2006	3,234			17.82	02/13/2016				
	03/01/2005	4,180			17.97	03/01/2015				

Outstanding Equity Awards at Fiscal Year-End for 2012 (continued)

(footnote disclosure to this table begins on page 52 of this proxy statement.)

		Option Awards[1]					Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
John Bruno										
	02/28/2012[3]						11,569	294,778		
	02/28/2012[4]								52,059	1,326,463
	02/22/2011[3]						23,386	595,875		
	02/22/2011[5]						105,236	2,681,413		
	02/23/2010		32,354		12.81	02/22/2020				
	02/08/2010[7]						40,852	1,040,909		
	02/08/2010[7]						34,469	878,270		
	12/01/2008	87,633			13.67	11/30/2018				
Peter Dorsman										
	02/28/2012[3]						11,569	294,778		
	02/28/2012[4]								52,059	1,326,463
	02/22/2011[3]						10,394	264,839		
	02/22/2011[5]						46,772	1,191,751		
	02/07/2011[8]						24,082	613,609		
	02/23/2010		16,755		12.81	02/22/2020				
	02/08/2010[7]						20,589	524,608		
	03/01/2008	43,853			22.16	02/28/2018				
	10/01/2007	13,017			23.93	09/30/2017				
	03/01/2007	40,135			21.27	02/28/2017				
	04/17/2006	32,898			19.05	04/17/2016				
Peter Leav										
	02/28/2012[3]						11,569	294,778		
	02/28/2012[4]								52,059	1,326,463
	02/22/2011[3]						12,472	317,787		
	02/22/2011[5]						56,126	1,430,090		
	02/23/2010		16,755		12.81	02/22/2020				
	02/08/2010[7]						20,426	520,454		
	02/01/2009		53,015		12.55	01/31/2019				

(1) The awards in this column vest 25% on each anniversary of the grant date and will be fully vested on the fourth anniversary of the grant date.
(2) The market value was calculated by multiplying the number of shares shown in the table by $25.48, which was the closing market price on December 31, 2012, the last trading day of our fiscal year.
(3) Cliff vesting on third anniversary of the grant date.
(4) Performance-based award with one year of a two-year performance period satisfied. Shown at 150% of target. If performance goal achieved, 50% vests on February 28, 2015 and 50% vest on October 28, 2015.
(5) Performance-based award where the performance period is satisfied. Vests on March 3, 2014.
(6) Special retention grant. If performance goals are achieved, full vesting on February 7, 2014.
(7) A portion vested in February 2012 and the remaining outstanding portion vested on February 8, 2013.
(8) Cliff vesting on second anniversary of the grant date.
(9) Performance-based awards where the performance period is satisfied. Vests on April 26, 2013.

The table below sets forth information for each Named Executive Officer with respect to: (i) the exercise of stock options in 2012; (ii) the vesting of restricted stock and stock unit awards during 2012; and (iii) the vesting of performance-based restricted stock units during 2012.

Name (a)	**Number of Shares Acquired on Exercise (#) (b)**	**Value Realized on Exercise ($) (c)**	**Number of Shares Acquired on Vesting (#) (d)**	**Value Realized on Vesting ($) (e)**
William R. Nuti	1,537,111	14,098,457	910,009	21,490,210
Robert P. Fishman	9,244	80,192	48,223	1,175,523
John G. Bruno	103,810	1,086,270	330,794	7,757,726
Peter A. Dorsman	24,760	243,429	117,926	2,897,215
Peter A. Leav	118,593	888,248	175,074	4,176,786

Pension Benefits

The table following this discussion summarizes the present value of accrued benefits for the pension plans in which Messrs. Fishman and Dorsman participate. Effective December 31, 2006, our U.S. pension plans were frozen. Freezing the plans means that, while participants retain the pension benefits already accrued, no additional contributions will be made by the Company after the effective date of the freeze. Since Messrs. Nuti, Bruno and Leav joined the Company after the plans had been closed to new participants, they are not eligible for benefits under our defined benefit pension plans. In 2004, we began transitioning our U.S. retirement program from a defined benefit to a defined contribution structure. In 2004, the Company closed its U.S. pension plans to new participants and froze pension benefits for existing U.S. participants under the age of 40.

NCR Pension Plan. The NCR Pension Plan is a non-contributory, qualified pension plan that previously covered all NCR employees based in the U.S. The NCR Pension Plan pays a monthly pension benefit and also provides monthly interest credits on the participant's account balance. These interest credits will continue despite the plan being frozen until commencement of payment of the PensionPlus benefit to a participant. Messrs. Fishman and Dorsman are the only Named Executive Officers who participate in the NCR Pension Plan.

NCR Nonqualified Excess Plan. The Company also maintains the NCR Nonqualified Excess Plan (the "Excess Plan"), which pays the additional pension benefits that would be paid under the NCR Pension Plan if certain federal limits on the amount of pay that may be considered under the NCR Pension Plan were not in effect. Benefits are calculated in the same way as under the NCR Pension Plan, and the benefits vest after the earlier of three years of service or attaining age 65. However, if the participant terminates from the Company prior to reaching age 55, the entire benefit is forfeited. Mr. Dorsman is the only Named Executive Officer who is a participant in the Excess Plan.

Supplemental Retirement Plan. The Company also maintains a supplemental retirement plan for senior managers called the Retirement Plan for Officers of NCR (the "Officer Plan"). This plan covers senior managers appointed to specified executive levels after November 30, 1988. The Officer Plan pays monthly benefits in an amount equal to 2.5 percent of career average monthly pay for service after becoming a plan participant minus any monthly benefit under the NCR Pension Plan, other than PensionPlus, and any other NCR defined benefit plans determined as of December 31, 2006. A participant is vested in the Officer Plan upon the earlier of completion of five years of service and death while employed by the Company. The full monthly pension benefit under the Officer Plan may begin at age 62, but may be started between age 55 and 62 in a reduced amount at the option of the participant after the participant has terminated employment. Mr. Dorsman is the only Named Executive Officer who is a participant in the Officer Plan.

Termination of Excess Plan and Officer Plan. On February 25, 2013, the Compensation and Human Resource Committee terminated the Excess Plan and the Officer Plan. In connection with the termination, Mr. Dorsman will be eligible to receive a lump sum payment of $142,492 which will be paid at the same time payments are made to other participants.

2012 Pension Benefits Table

Named Executive Officer	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(3)
William R. Nuti[1]		N/A	N/A
Robert P. Fishman	NCR Pension Plan	14.6	249,735
John G. Bruno[1]		N/A	N/A
Peter A. Dorsman[2]	NCR Pension Plan	19.3	257,046
	Officer Plan	2.6	95,952
	Excess Plan	2.6	71,833
Peter A. Leav[1]		N/A	N/A

(1) Messrs. Nuti, Bruno and Leav are not participants in, nor eligible with respect to, any of the Company's pension plans because all of the U.S. plans were closed to new participants prior to their respective employment dates.
(2) Pursuant to the terms of the Officer Plan and Excess Plan, Mr. Dorsman has been credited with fewer years of service under these plans than his years of service with the Company because he did not become eligible for plan participation until the attainment of executive status.
(3) See Note 8 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012 for a discussion of the relevant assumptions used in quantifying the present value of the current accrued benefit as reported in the Pension Benefits Table.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The tables below show the amount of compensation that would have been paid, and/or benefits that would have been provided, to each of the Named Executive Officers in the event of specific types of terminations of each such executive's employment on December 31, 2012. The tables also show the "full walk-away" number for each Named Executive Officer.

A description of potential payments and benefits and treatment of equity upon termination or change in control is provided below. See "Retirement Benefits", "Change in Control Arrangements" and "Severance Benefits" sections in the *Compensation Discussion and Analysis* for additional information about such items.

Change in Control Severance Plan

Under the Amended and Restated NCR Change in Control Severance Plan, (the "Change in Control Severance Plan"), benefits are paid only if both a Change in Control and a qualifying termination of employment occur. The compensation and/or benefits provided to each participant are based upon a "tier" level and conditioned upon such participant's execution of a restrictive covenant and release agreement that includes confidentiality provisions and eighteen-month non-competition and non-solicitation provisions. Each Named Executive Officer participated in the Change in Control Severance Plan in 2012. Under this plan, if the executive's employment is terminated by the Company other than for "cause", death or disability, or if the executive resigns for "good reason" within two years after a "change in control" (or within six months prior to a change in control, if the executive can demonstrate that the termination occurred in connection with a change in control), then the Company or its successor will be obligated to pay or provide the following benefits:

- A lump sum payment equal to 300 percent of the executive's annual base salary and target bonus opportunity under the Management Incentive Plan for Tier I (Mr. Nuti), and 200 percent of the executive's annual base salary and target bonus opportunity under the Management Incentive Plan for Tier II (the other Named Executive Officers);
- A lump sum payment equal to a pro rata portion of the current year's target bonus opportunity under the Management Incentive Plan, based on the number of days in the year prior to the date of termination;
- Medical and dental benefits and life insurance coverage for the executive and his or her dependents at the same level he or she received during his or her employment for a period of three years for Tier I (Mr. Nuti) and two years for Tier II (the other Named Executive Officers);
- Outplacement assistance for a period of one year; and
- An excise tax gross-up, if applicable, only for individuals who were participants in the Change in Control Severance Plan prior to January 28, 2010.

The term "cause" generally means the willful and continued failure to perform assigned duties or the willful engaging in illegal or gross misconduct that materially injures the Company.

The term "good reason" generally means: (i) a reduction in duties or reporting requirements; (ii) a reduction in base salary; (iii) failure to pay incentive compensation when due; (iv) a reduction in target or maximum incentive opportunities; (v) failure to continue the equity award or other employee benefit programs; (vi) a relocation of an executive's office by more than forty miles; or (vii) failure by a successor to assume the Change in Control Severance Plan.

The term "change in control" generally means any of the following: (i) an acquisition of 30% or more of our stock by any person or group, other than the Company, our subsidiaries or employee benefit plans; (ii) a change

in the membership of our Board of Directors, such that the current incumbents and their approved successors no longer constitute a majority; (iii) a reorganization, merger, consolidation or sale or other disposition of substantially all of our assets in which any one of the following is true – the stockholders of NCR immediately preceding the change in control do not hold at least 50% of the combined enterprise, there is a 30%-or-more stockholder of the combined enterprise (other than as a result of conversion of the stockholder's pre-combination interest in the Company), or the members of our Board of Directors (immediately before the combination) do not make up a majority of the board of the combined enterprise; or (iv) stockholder approval of a complete liquidation.

Treatment of Economic Profit Plan Bonus Bank upon Change in Control. Upon a change in control each Named Executive Officer will be entitled to receive 100% of the Bonus Bank within 30 days of the date of the change in control.

Treatment of Equity upon Termination in Connection with a Change in Control

Stock Options and Restricted Stock Units. Under the Stock Incentive Plan and applicable award agreements, the timing of any accelerated vesting depends upon whether the acquirer assumes the awards. If the acquirer does not assume the awards, the Named Executive Officer's unvested options will vest and become exercisable and unvested restricted stock units (RSUs) will vest upon a change in control. If the acquirer does assume the awards, the unvested options and RSUs will vest and, in the case of options, become exercisable if the Company terminates the Named Executive Officer's employment within 24 months following the change in control for a reason other than cause or disability or, if the Named Executive Officer is subject to the NCR Change in Control Severance Plan or other applicable severance plan, and such Named Executive Officer terminates his employment for good reason within that 24-month period. Such stock options generally will remain exercisable until the earlier of (i) the first anniversary of the date of termination of employment and (ii) the expiration of the term of the stock option.

Performance-Based Equity. Under the Stock Incentive Plan and applicable award agreements, the timing of the vesting of performance-based equity depends upon whether the acquirer assumes the awards. If the acquirer does not assume the awards, they will vest immediately, based on:

- target amounts if less than one-half of the applicable performance period is complete;
- actual results if at least one-half of the applicable performance period is complete.

If the acquirer does assume the awards in connection with the change in control, the awards will vest at the end of the original vesting period based on:

- target amounts if less than one-half of the applicable performance was complete at the time of the change in control;
- actual results if at least one-half of the applicable performance period was complete at the time of the change in control.

If the Company terminates a Named Executive Officer's employment within 24 months following the change in control for a reason other than cause or disability or, if the Named Executive Officer is subject to the NCR Change in Control Severance Plan or other applicable severance plan, and such Named Executive Officer terminates his employment for good reason within that 24-month period, the awards will vest immediately based on:

- target amounts if less than one-half of the applicable performance was complete at the time of the change in control;
- actual results if at least one-half of the applicable performance period was complete at the time of the change in control.

Treatment of Equity upon Termination

Under the Stock Incentive Plan, the treatment of outstanding equity awards held by our NEOs upon termination of employment differs based on the form of equity award and the reason for the termination, as summarized below.

Stock Options. In general, any unvested stock options held by our NEOs will vest and become exercisable upon termination of the officer's employment due to death or long-term disability and will remain exercisable until the earlier of (i) the first anniversary of the date of termination of employment and (ii) the expiration date of the term of the stock option. All unvested stock options held our by NEOs are forfeited upon termination of an NEO's employment due to retirement, an involuntary termination of employment without cause or voluntary resignation, and all stock options, whether vested or unvested, are forfeited upon termination of employment for cause.

Restricted Stock Units (RSUs). A pro rata portion of any unvested RSUs held by our NEOs will vest upon termination of an NEO's employment due to death, disability, retirement (with respect to retirement, only in the case of awards granted prior to 2012) or an involuntary termination of employment without cause, with such pro rata portion being determined based on the length of service during the applicable vesting period. All unvested RSUs are forfeited upon our NEOs' voluntary resignation or termination of employment for cause.

Performance-Based Restricted Stock Units. A pro rata portion of any unvested performance-based restricted stock units held by an NEO will vest upon termination of employment due to death, disability, retirement (with respect to retirement, only in the case of awards granted prior to 2012) or an involuntary termination of employment without cause, upon the later of (i) the completion of the performance period and (ii) the date of such termination. Such pro rata portion is determined based on the length of service during the applicable vesting period and the Company's achievement of performance objectives. All unvested performance-based restricted stock units held by our NEOs are forfeited upon our NEOs' voluntary resignation, or termination of employment for cause.

In addition, all equity awards are subject to cancellation if, during the participant's employment or within the twelve months following his or her employment, the participant competes with the Company, induces or attempts to induce any Company employee to terminate his or her employment with the Company, or solicits business from firms or companies (including customers) with which the participant worked during the two years prior to the participant's termination. Equity awards are also subject to cancellation if the participant fails to keep the terms of the award agreement confidential, or engages, as determined by the Committee, in misconduct in connection with the participant's employment.

Treatment of Economic Profit Plan Bonus Bank upon Termination

Resignation or Termination for Cause. A voluntary resignation or termination for cause would result in immediate forfeiture of the entire Bonus Bank.

Other Forms of Termination. Our NEOs will receive a bonus credit to their Bonus Bank for the current performance period through the end of the quarter in which the termination occurs. The NEOs will then receive a percentage of the Bonus Bank, as set forth below. The payments of the Bonus Bank will be made in four equal installments on each of the first four 6-month anniversaries of the termination other than payment in the case of death which will be made within 30 days. In the event the cash flow test under the EPP is not satisfied in the year prior to the year of termination, the first installment payment will be delayed and paid at the time of the second installment payment.

Involuntary Termination without Cause or a Resignation for Good Reason. The EPP participant will be eligible to receive 67% of the Bonus Bank.

Termination due to Retirement, Disability, Death. The EPP participant, or the EPP participant's estate will be eligible to receive 100% of the Bonus Bank.

Separation Payments and Benefits

In the case of severance agreements, it is generally our practice to negotiate the terms of such agreements, when needed, with each of our executives, including our NEOs. Such negotiated agreements typically include non-competition, non-solicitation and confidentiality provisions. A description of the 2012 U.S. RIF Plan for U.S. employees, including the NEOs other than the CEO, is set forth below. The severance arrangement with our CEO is set forth in the letter agreement described in detail in the "Agreements with our Named Executive Officers" section on page 46 of this proxy statement.

Involuntary Termination Without Cause. The 2012 U.S. RIF Plan provides our U.S. employees with one week of separation pay for each full year of service (employees with one year of service or less receive a minimum of two weeks of separation pay, while employees with either two or three full years of service receive a minimum of four weeks of separation pay). Payments are capped at an amount equal to 26 weeks of separation pay. The plan also provides employees with outplacement services to assist them with securing new employment and the continuation of Company-subsidized medical coverage for them and their dependents for up to 26 weeks. Finally, the plan gives us the discretion to increase the number of weeks of separation pay that an employee receives. It is generally our practice to negotiate such terms with each of our executives, including our NEOs; however, as noted above, the severance arrangement with our CEO is governed by his letter agreement.

As described in detail on page 41 of this proxy statement, the 2012 U.S. RIF Plan for all US employees (including the NEOs, other than the CEO) will be eliminated effective April 1, 2013. The Company will continue to provide reasonable and market-competitive severance benefits to certain employees, including our NEOs other than the CEO, when appropriate, based on specific guidelines established for each grade/position across the enterprise.

Resignation or Termination for Cause. A resignation or a termination for cause would not result in any additional compensation, severance or benefits.

Death and Disability Benefits

Benefits provided to NEOs under the termination scenarios of death or disability depend on the individual level of benefits chosen by the NEOs during the annual benefits enrollment process. The NEOs receive the same Company provided life insurance coverage, short-term disability coverage, and long-term disability coverage as the general Company population. These core coverages are 100 percent of base salary for life insurance (up to a maximum benefit of $1,200,000 for core life insurance; additional limits apply if supplemental coverage is purchased), 100 percent of base salary for six weeks and 66.67 percent of base salary for the remainder of a 26-week period for short-term disability coverage, and 50 percent of base salary for the duration of an employee's long-term disability for long-term disability coverage (up to a maximum of $15,000 per month). Each employee has the option of opting out or choosing a higher level of coverage at his or her own expense.

Potential Payments upon Termination or Change in Control Table

The table that follows shows the estimated amounts each Named Executive Officer would have received upon the occurrence of the events listed in the table as of December 31, 2012.

	Termination upon Change in Control[1]	Involuntary Termination Without Cause[2]	Death	Disability	Voluntary Resignation	Termination for Cause
William Nuti						
Cash Severance	$ 7,500,000	$ 3,750,000	$ —	$ —	$ —	$ —
Prorata Bonus[3]	1,050,000	1,050,000	1,050,000	1,050,000	—	—
Stock Options[4],[5]	1,610,395	—	1,610,395	1,610,395	—	—
Restricted Stock & Performance-Based Shares[4],[5],[6]	20,862,973	11,972,712	11,831,605	11,831,605	—	—
Welfare Benefits	59,755	28,576	—	—	—	—
Economic Profit Plan[7]	9,335,315	6,254,661	9,335,315	9,335,315	—	—
Excise Tax Gross-Up[4],[8],[9],[10],[11]	8,437,273	—	—	—	—	—
Outplacement	10,000	10,000	—	—	—	—
Life Insurance[12]	—	—	1,000,000	—	—	—
Total Benefits Payable upon Termination	**$48,865,711**	**$23,065,949**	**$24,827,315**	**$23,827,315**	**$ —**	**$ —**
Vested Benefits						
Vested and Outstanding Stock Options[4]	$ 5,016,151	$ 5,016,151	$ 5,016,151	$ 5,016,151	$5,016,151	$5,016,151
Savings Plan[13]	429,527	429,527	429,527	429,527	429,527	429,527
Pension[14]	—	—	—	—	—	—
Total Vested Benefits	$ 5,445,678	$ 5,445,678	$ 5,445,678	$ 5,445,678	$5,445,678	$5,445,678
Total Benefits Available at Termination[15]	**$54,311,389**	**$28,511,627**	**$30,272,993**	**$29,272,993**	**$5,445,678**	**$5,445,678**

	Termination upon Change in Control[1]	Involuntary Termination Without Cause[2]	Death	Disability	Voluntary Resignation	Termination for Cause
Robert Fishman						
Cash Severance	$ 2,100,000	$ 521,575	$ —	$ —	$ —	$ —
Prorata Bonus[3]	431,250	431,250	431,250	431,250	—	—
Stock Options[4],[5]	117,121	—	117,121	117,121	—	—
Restricted Stock & Performance-Based Shares[4],[5],[6]	3,205,615	2,032,000	2,004,307	2,004,307	—	—
Welfare Benefits	36,143	6,474	—	—	—	—
Economic Profit Plan[7]	1,055,656	707,290	1,055,656	1,055,656	—	—
Excise Tax Gross-Up[4],[8],[9],[10],[11]	—	—	—	—	—	—
Outplacement	10,000	10,000	—	—	—	—
Life Insurance[12]	—	—	500,000	—	—	—
Total Benefits Payable upon Termination	**$ 6,955,786**	**$ 3,708,589**	**$ 4,108,334**	**$ 3,608,334**	**$ —**	**$ —**
Vested Benefits						
Vested and Outstanding Stock Options[4]	$ 152,836	$ 152,836	$ 152,836	$ 152,836	$ 152,836	$ 152,836
Savings Plan[13]	504,435	504,435	504,435	504,435	504,435	504,435
Pension[14]	200,657	200,657	98,450	200,657	200,657	200,657
Total Vested Benefits	$ 857,927	$ 857,927	$ 755,720	$ 857,927	$ 857,927	$ 857,927
Total Benefits Available at Termination[15]	**$ 7,813,713**	**$ 4,566,516**	**$ 4,864,055**	**$ 4,466,262**	**$ 857,927**	**$ 857,927**

	Termination upon Change in Control[1]	Involuntary Termination Without Cause[2]	Death	Disability	Voluntary Resignation	Termination for Cause
John Bruno						
Cash Severance	$ 3,150,000	$ 787,500	$ —	$ —	$ —	$ —
Prorata Bonus[3]	337,500	337,500	337,500	337,500	—	—
Stock Options[4],[5]	409,925	—	409,925	409,925	—	—
Restricted Stock & Performance-Based Shares[4],[5],[6]	6,621,380	4,232,247	4,237,905	4,237,905	—	—
Welfare Benefits	37,439	6,798	—	—	—	—
Economic Profit Plan[7]	2,111,313	1,414,580	2,111,313	2,111,313	—	—
Excise Tax Gross-Up[4],[8],[9],[10],[11]	2,436,258	—	—	—	—	—
Outplacement	10,000	10,000	—	—	—	—
Life Insurance[12]	—	—	750,000	—	—	—
Total Benefits Payable upon Termination	**$15,113,815**	**$ 6,788,625**	**$ 7,846,643**	**$ 7,096,643**	**$ —**	**$ —**
Vested Benefits						
Vested and Outstanding Stock Options[4]	$ 1,034,946	$ 1,034,946	$ 1,034,946	$ 1,034,946	$1,034,946	$1,034,946
Savings Plan[13]	115,259	115,259	115,259	115,259	115,259	115,259
Pension[14]	—	—	—	—	—	—
Total Vested Benefits	$ 1,150,204	$ 1,150,204	$ 1,150,204	$ 1,150,204	$1,150,204	$1,150,204
Total Benefits Available at Termination[15]	**$16,264,020**	**$ 7,938,830**	**$ 8,996,848**	**$ 8,246,848**	**$1,150,204**	**$1,150,204**

	Termination upon Change in Control[1]	Involuntary Termination Without Cause[2]	Death	Disability	Voluntary Resignation	Termination for Cause
Peter Dorsman						
Cash Severance	$ 2,310,000	$ 577,500	$ —	$ —	$ —	$ —
Prorata Bonus[3]	412,500	412,500	412,500	412,500	412,500	—
Stock Options[4],[5]	212,286	—	212,286	212,286	—	—
Restricted Stock & Performance-Based Shares[4],[5],[6]	4,019,719	2,351,877	2,339,809	2,339,809	2,351,877	—
Welfare Benefits	36,143	6,474	—	—	—	—
Economic Profit Plan[7]	1,788,406	1,198,232	1,788,406	1,788,406	—	—
Excise Tax Gross-Up[4],[8],[9],[10],[11]	2,159,975	—	—	—	—	—
Outplacement	10,000	10,000	—	—	—	—
Life Insurance[12]	—	—	550,000	—	—	—
Total Benefits Payable upon Termination	**$10,949,029**	**$ 4,556,584**	**$ 5,303,000**	**$ 4,753,000**	**$2,764,377**	**$ —**
Vested Benefits						
Vested and Outstanding Stock Options[4]	$ 546,271	$ 546,271	$ 546,271	$ 546,271	$ 546,271	$ 546,271
Savings Plan[13]	246,203	246,203	246,203	246,203	246,203	246,203
Pension[14]	415,365	415,365	192,337	415,365	415,365	415,365
Total Vested Benefits	$ 1,207,839	$ 1,207,839	$ 984,811	$ 1,207,839	$1,207,839	$1,207,839
Total Benefits Available at Termination[15]	**$12,156,868**	**$ 5,764,423**	**$ 6,287,812**	**$ 5,960,840**	**$3,972,217**	**$1,207,839**

	Termination upon Change in Control[1]	Involuntary Termination Without Cause[2]	Death	Disability	Voluntary Resignation	Termination for Cause
Peter Leav						
Cash Severance	$ 2,310,000	$ 577,500	$ —	$ —	$ —	$ —
Prorata Bonus[3]	350,625	350,625	350,625	350,625	—	—
Stock Options[4],[5]	897,770	—	897,770	897,770	—	—
Restricted Stock & Performance-Based Shares[4],[5],[6]	3,693,244	1,944,887	1,900,773	1,900,773	—	—
Welfare Benefits	14,391	2,854	—	—	—	—
Economic Profit Plan[7]	1,788,406	1,198,232	1,788,406	1,788,406	—	—
Excise Tax Gross-Up[4],[8],[9],[10],[11]	2,185,927	—	—	—	—	—
Outplacement	10,000	10,000	—	—	—	—
Life Insurance[12]	—	—	550,000	—	—	—
Total Benefits Payable upon Termination	**$11,250,363**	**$ 4,084,098**	**$ 5,487,573**	**$ 4,937,573**	**$ —**	**$ —**
Vested Benefits						
Vested and Outstanding Stock Options[4]	$ —	$ —	$ —	$ —	$ —	$ —
Savings Plan[13]	70,462	70,462	70,462	70,462	70,462	70,462
Pension[14]	—	—	—	—	—	—
Total Vested Benefits	$ 70,462	$ 70,462	$ 70,462	$ 70,462	$ 70,462	$ 70,462
Total Benefits Available at Termination[15]	**$11,320,825**	**$ 4,154,560**	**$ 5,558,036**	**$ 5,008,036**	**$ 70,462**	**$ 70,462**

(1) The payments reported in this column are based on the occurrence of a "double trigger" event (a qualifying change in control followed by a qualifying termination) in which the applicable equity awards are assumed in connection with a change in control. In the event that a qualifying change in control occurs and the applicable equity awards are not assumed, then the stock options and performance-based restricted stock unit awards would vest in full immediately prior to the change in control. In either case, the performance-based restricted stock unit awards would vest either at the target level or based on actual performance, depending on when the change in control occurs. The payments reported in this column assume that performance was achieved at the maximum award level of 150% for the 2/22/2011 performance-based restricted stock unit awards and at target 127.8% for the 2/28/2012 performance-based restricted stock unit awards.

(2) The amounts provided in this column are estimates (based on 26 weeks of severance) because the cash severance payment is subject to individual negotiation. For Mr. Nuti, the amount in this column equals the amount he would receive upon a termination without cause or for good reason under the terms of his letter agreement described in the "Agreements with our Named Executive Officers" section on page 46 of this proxy statement.

(3) The payments reported in this row are based on Management Incentive Plan actual awards for 2012.

(4) Equity valuations assume closing price of NCR common stock on December 31, 2012 of $25.48.

(5) The payments reported in these rows include only unvested awards. Mr. Dorsman will receive a pro rata portion of his 2010 and 2011 granted restricted stock units upon a voluntary resignation since he is eligible for retirement treatment, as described above in the "Treatment of Equity upon Termination" section. Mr. Dorsman is the only Named Executive Officer who is eligible for a pro rata portion of any unvested restricted stock units in the event of a voluntary resignation.

(6) The payments reported in this row assume that performance will be achieved at 150% of the 2/22/2011 performance-based restricted stock unit awards, and at 127.8% for Change of Control and Termination without Cause, and at target (100%) for death and disability for the 2/28/2012 performance-based restricted stock units awards.

(7) The payments reported in this row reflect a 67% payout of the Bonus Bank upon an involuntary termination without cause and a 100% payout of the Bonus Bank upon a Change in Control, death or disability.

(8) Pursuant to an amendment to the Change in Control Severance Plan, the excise tax gross-up does not apply to any participant who enters the plan after January 27, 2010.

(9) For purposes of calculating the excise tax gross-up, the parachute value of stock options was calculated using the Black-Scholes option valuation methodology and the following assumptions:

(a) Volatility – 40.1%
(b) Dividend Yield – 0%
(c) Risk Free Rate – 0.78%
(d) Option Term – expected option term of 5.0 years less elapsed time since option grant or one year (depending on stock plan in effect at grant)

(10) Discount rates to determine the present values of the accelerated benefit of stock options and restricted shares for the parachute calculation were:

(a) Short Term – .29%
(b) Mid Term – 1.14%
(c) Long Term – 2.87%

(11) The excise tax gross-up is calculated using a 20% excise tax rate and a 40% individual income tax rate.

(12) Proceeds would be payable by a third-party insurer.

(13) The amounts reported in "Savings Plan" include contributions made directly to such plans by the Named Executive Officers.

(14) The payments reported in this row represent the present value of the accumulated benefit under the Company's qualified and nonqualified pension plans as of December 31, 2012.

(15) The "Total Benefits Available at Termination" reflects all cash and benefits due the Named Executive Officer, including outstanding vested options, and benefits under the Company's various retirement and pension plans.

DIRECTOR COMPENSATION

Pursuant to authority granted to it by NCR's Board of Directors, the Committee on Directors and Governance (the "Directors Committee") adopted the NCR Director Compensation Program, effective as of April 27, 2010. The Director Compensation Program provides for the payment of annual retainers, annual equity grants and initial equity grants to non-employee members of NCR's Board of Directors. Mr. Nuti does not receive remuneration for his service as Chairman of the Board of NCR.

Annual Retainer

Under the Director Compensation Program which remained in effect for 2012, each non-employee member of NCR's Board received an annual retainer of $75,000. The independent Lead Director, Ms. Levinson, received an additional annual retainer of $75,000 for her service in such role, and the members of the Audit Committee, including the Chair of the Audit Committee, received an additional retainer of $5,000. Additionally, the following directors received remuneration for their services as Committee Chairs: Mr. Boykin – $12,000 as Chair of the Audit Committee; Mr. Daichendt – $9,000 as Chair of the Committee on Directors and Governance; and Ms. Levinson – $12,000 as Chair of the Compensation and Human Resource Committee. Mr. Kuehn joined the NCR's Board on May 23, 2012 and received a pro-rated annual retainer of $33,334. Ms. Oppenheimer joined NCR's Board on August 1, 2012 and received a pro-rated annual retainer of $20,000 in 2012.



In accordance with the Director Compensation Program, each director has the option to receive his or her annual retainer in the form of cash or common stock, or an equal distribution of each. In the table below, the amounts reported in the first column represent the annual retainer earned by the directors in 2012 and paid in cash. To the extent a director elected to receive all or a portion of his or her annual retainer in common stock, the grant date fair value of the common stock, as determined in accordance with FASB ASC Topic 718, is reflected in the stock awards column.

Prior to January 1 of each year, directors may elect to defer receipt of shares of common stock payable in lieu of cash until they cease to serve as a director of the Company. At the director's election, any such deferred amounts will be payable in cash or shares of NCR common stock.

Initial Equity Grant

The Director Compensation Program provides that, upon initial election to the Board, each non-employee director will receive a grant of restricted stock or restricted stock units. The restricted stock or restricted stock units vest in four equal quarterly installments commencing three months after the grant date. Payment is made only in NCR common stock. If the grant is made in the form of restricted stock units, a director may elect to defer receipt of the shares of common stock that otherwise would be received upon vesting of restricted stock units. Mr. Kuehn and Ms. Oppenheimer each received an initial equity award of $75,000 in the form of restricted stock units upon joining the NCR Board of Directors.

Annual Equity Grant

The Director Compensation Program provides that, on the date of each annual meeting of NCR's stockholders, each non-employee director is granted restricted stock or restricted stock units, and options to purchase a number of shares of NCR common stock, the value of which is determined by the Directors Committee. In February 2010, the Directors Committee recommended, and the Board agreed, that the value of the annual equity award to be granted to each non-employee director would be $175,000. The Directors Committee and the Board determined that this action was appropriate based on, among other things, a desire to retain and attract highly qualified and experienced directors, an increased workload for NCR's directors that was expected to and did continue, into 2012 and will continue into 2013, and a review of competitive board pay practices.

Pursuant to the Director Compensation Program, on April 25, 2012, the date of the 2012 Annual Meeting each non-employee director received an annual equity award valued at $175,000, which was divided equally between restricted stock units and stock options. Each non-employee director received $87,500 granted in the form of 3,752 restricted stock units with a grant date fair value of $87,497 and $87,500 granted in the form of options to purchase 9,688 shares of NCR common stock with a grant date fair value of $80,798. The exercise price for these options at the time of grant was $23.32, which was the closing price on April 25, 2012, the effective date of the grant. Ms. Levinson also received $50,000 granted in the form of 2,144 restricted stock units with a grant date fair value of $49,998 in connection with her service as a member of the Board of Directors of NCR Brasil – Industria de Equipamentos Para Autimacao S.A.

Any restricted stock or restricted stock units awarded will vest in four equal quarterly installments commencing three months after the grant date. Any options granted will be fully vested and exercisable on the first anniversary of the grant. If the grant is made in the form of restricted stock units, a director may elect to defer receipt of the shares of common stock that otherwise would be received upon vesting of restricted stock units. In 2012 Messrs. Boykin, Clemmer, DeRodes and Kuehn elected to defer receipt of shares upon vesting of restricted stock units until the date upon which each of them ceases to serve as a director.

Mid-Year Equity Grant

The Director Compensation Program also provides that each non-employee director who is newly elected to the Board after the annual stockholders meeting may receive a grant of stock options and/or restricted stock or restricted stock units. Any restricted stock or restricted stock units awarded will vest in four equal quarterly installments commencing three months after the grant date. Any options granted will be fully vested and exercisable on the first anniversary of the grant. If the grant is made in the form of restricted stock units, a director may elect to defer receipt of the shares of common stock that would otherwise be received upon vesting of restricted stock units.

In connection with his election to the Board, Mr. Kuehn received a mid-year equity grant of $80,208 granted in the form of 3,888 restricted stock units with a grant date fair value of $80,209 and $80,208 granted in the form of options to purchase 10,039 shares of NCR common stock with a grant date fair value of $73,787. The exercise price of these options was $20.63, which was the closing price on June 1, 2012, the effective date of the grant. In connection with her election to the Board, Ms. Oppenheimer received a mid-year equity grant of $65,625 granted in the form of 2,653 restricted stock units with a grant date fair value of $65,635 and $65,625 granted in the form of options to purchase 6,849 shares of NCR common stock with a grant date fair value of $60,819. The exercise price for these options was $24.74, which was the closing price on August 1, 2012, the effective date of grant.

Stock Ownership Guidelines

The Board of Directors' Corporate Governance Guidelines include stock ownership guidelines, which operate to promote commonality of interest between non-employee directors and stockholders by encouraging non-employee directors to accumulate a substantial stake in the Company's common stock. The guidelines encourage the non-employee directors to accumulate ownership of NCR common stock equal to two times the amount of his or her annual retainer within three years after he or she is first elected to the Board. For these purposes, ownership includes shares owned outright by the non-employee director, interests in restricted stock, restricted stock units or deferred shares. Stock options are not taken into consideration in determining whether a director has met the ownership guidelines. As of December 31, 2012, all of our non-employee directors have exceeded these guidelines.

The table below describes 2012 compensation for our non-employee directors. There were no amounts reportable under non-equity incentive plan compensation, change in pension value and nonqualified deferred compensation earnings or all other compensation in 2012.

Director Compensation for 2012

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2),(4)	Option Awards ($)(3),(4)	Total ($)
Linda Fayne Levinson; Independent Lead Director	81,000	218,516	80,798	380,313
Quincy L. Allen(5)	40,000	—	—	40,000
Edward (Pete) Boykin	—	179,528	80,798	260,326
Richard L. Clemmer	—	167,541	80,798	248,339
Gary J. Daichendt	42,000	129,542	80,798	252,340
Robert P. DeRodes	—	162,525	80,798	243,323
Kurt P. Kuehn	33,334	155,199	73,787	262,320
Deanna W. Oppenheimer	20,000	140,647	60,819	221,466

(1) Represents the cash retainer earned in 2012. Messrs. Boykin, DeRodes, and Clemmer elected to receive their cash retainer in deferred shares in lieu of cash payments. Ms. Levinson and Mr. Daichendt elected to receive one-half of their cash retainer in current shares. These deferred and current shares are reported in the "Stock Awards" column.

(2) This column shows the aggregate grant date fair value, as determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation – Stock Compensation ("FASB ASC Topic 718"), of RSU awards, deferred shares (also referred to as "phantom shares") paid in lieu of cash annual retainers, and current shares paid in lieu of the cash annual retainers, in each case in 2012. See Note 7 of the Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2012 (our "2012 Annual Report") for an explanation of the assumptions we made in the valuation of these awards. The table below shows the grant date fair value of the shares received for retainer payments and RSU awards. Since Mr. Allen resigned from the Board, he did not receive an equity grant on April 25, 2012.

Name	Annual Equity RSU Grant ($)	Initial Equity RSU Grant ($)	Mid-Year Equity RSU Grant ($)	Current Stock in lieu of cash ($)	Deferred Stock in lieu of cash ($)
Linda Fayne Levinson	137,495	—	—	81,021	—
Quincy L. Allen	—	—	—	—	—
Edward (Pete) Boykin	87,497	—	—	—	92,031
Richard L. Clemmer	87,497	—	—		80,044
Gary J. Daichendt	87,497	—	—	42,045	—
Robert P. DeRodes	87,497	—	—		75,028
Kurt P. Kuehn	—	74,990	80,209	—	—
Deanna W. Oppenheimer	—	75,012	65,635	—	—

(3) This column shows the aggregate grant date fair value, as determined in accordance with FASB ASC Topic 718, of the stock options granted to each non-employee director in 2012. See Note 7 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012 for an explanation of the assumptions made in valuing these awards.

(4) The following table shows the number of shares underlying each option award outstanding and the number of RSUs and deferred shares outstanding for each of the non-employee directors as of December 31, 2012. Mr. Allen had no outstanding options or RSUs because he forfeited such upon his resignation.

Name	Options Outstanding as of 12/31/12 #	RSUs Outstanding as of 12/31/12 #	Deferred Shares Outstanding as of 12/31/12 #
Linda Fayne Levinson	84,143	2,948	—
Edward (Pete) Boykin	84,143		76,257
Richard Clemmer	61,167		50,125
Gary Daichendt	68,143	1,876	—
Robert DeRodes	61,167		15,078
Kurt Kuehn	10,039		5,643
Deanna Oppenheimer	6,849	4,264	—

(5) Mr. Allen resigned from the Board on April 25, 2012.

EQUITY COMPENSATION PLAN INFORMATION

The table below shows information regarding awards outstanding and shares available for issuance as of December 31, 2012 under our Management Stock Plan that was in effect through April 25, 2006 and our NCR Corporation 2011 Amended and Restated Stock Incentive Plan (referred to below in this section as the "2011 Stock Incentive Plan").

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a)
	(a)	(b)	(c)
Equity compensation plans approved by stockholders:			
Management Stock Plan[1]	1,628,750[2]	$ 14.98	0
Stock Incentive Plan[3]	9,004,956[4]	$ 18.75	4,509,552
Equity compensation plans not approved by stockholders	0	0	0
Total	10,633,706	$17.49	4,509,552

(1) The NCR Management Stock Plan was adopted with stockholder approval, effective January 1, 1997. There were no shares authorized under the plan as of December 31, 2007. The NCR Management Stock Plan was terminated as of April 26, 2006, upon the stockholders' approval of the Stock Incentive Plan; however, such termination did not affect awards previously granted and outstanding under the NCR Management Stock Plan.

(2) Outstanding consists of 1,628,750 stock options and excludes 28,268 vested outstanding deferred stock units.

(3) The Stock Incentive Plan was adopted with stockholder approval, effective April 26, 2006, and amended on April 27, 2011.

(4) Includes 3,229,260 stock options; 4,720,127 service-based and performance-based unvested restricted stock units; and 1,055,569 additional shares that would be issued if outstanding performance-based awards are earned at maximum payout. 259,826 of the 1,055,569 are unlikely to achieve payout. Outstanding number excludes 91,281 vested, undistributed deferred stock units.

RELATED PERSON TRANSACTIONS

Under its charter, the Committee on Directors and Governance is responsible for the review of all related person transactions. In January 2007, the Board of Directors formalized in writing a Related Person Transactions Policy that provides that each related person transaction be considered for approval or ratification (i) by the Company's Committee on Directors and Governance or (ii) if the Committee on Directors and Governance determines that the approval or ratification of the related person transaction should be considered by all of the disinterested members of the Board of Directors, by a majority vote of such disinterested members of the Board of Directors.

The policy requires each director and executive officer of the Company to use reasonable efforts to report to the Company's General Counsel any transaction that could constitute a related person transaction prior to the transaction. The General Counsel must advise the Chairman of the Committee on Directors and Governance of any related person transaction of which the General Counsel becomes aware, whether as a result of reporting or otherwise. The Committee on Directors and Governance then considers each such related person transaction, unless the Committee determines that the approval or ratification of such transaction should be considered by all of the disinterested members of the Board of Directors, in which case such disinterested members of the Board of Directors consider the transaction. Except as set forth below, a related person transaction that is not approved in advance shall not be entered into by the Company unless the effectiveness of the transaction is expressly subject to ratification by the Committee on Directors and Governance or the disinterested members of the Board, as applicable.

If the Company enters into a transaction that it subsequently determines is a related person transaction or a transaction that was not a related person transaction at the time it was entered into but thereafter became a related person transaction, then in either such case the related person transaction shall be presented to the Committee on Directors and Governance or the disinterested members of the Board of Directors, as applicable, for ratification. If such related person transaction is not ratified, then the Company shall take all reasonable actions to attempt to terminate the Company's participation in that transaction.

Under the policy, a related person transaction generally means any transaction involving or potentially involving an amount in excess of $120,000 in which the Company or any of its subsidiaries is a participant and in which any of its directors or director nominees, executive officers or 5% stockholders, or any immediate family members of any of the foregoing, has or will have a direct or indirect material interest.

In considering whether to approve or ratify a related person transaction or relationship, the Committee on Directors and Governance or the disinterested members of the Board of Directors, as applicable, considers all relevant factors, including:

- the size of the transaction and the amount payable to a related person;
- the nature of the interest of the related person in the transaction;
- whether the transaction may involve a conflict of interest; and
- whether the transaction involves the provision of goods or services to the Company that are available from unaffiliated third parties and, if so, whether the transaction is on terms and made under circumstances that are at least as favorable to the Company as would be available in comparable transactions with or involving unaffiliated third parties.

Transactions and relationships that are required to be disclosed under applicable securities laws and regulations are disclosed in the Company's proxy statement. Since the beginning of the Company's 2012 fiscal year, the Committee on Directors and Governance has not identified any related person transactions requiring such disclosure.

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table presents the approximate fees for professional audit services rendered by the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP ("PricewaterhouseCoopers"), for the audit of the Company's financial statements for fiscal years 2012 and 2011, as well as the approximate worldwide fees billed for other services rendered by PricewaterhouseCoopers in such years:

Service	2012	2011
Audit Fees(1)	$6,529,405	$5,649,372
Audit-Related Fees(2)	$ 216,000	$ 210,000
Subtotal	$6,745,405	$5,859,372
Tax Fees(3)	$ 539,000	$ 818,700
All Other Fees(4)	$ 47,000	$ 37,000
Subtotal	$ 586,000	$ 855,700
Total Fees	$7,331,405	$6,715,072

(1) Includes fees required for the review and examination of NCR's consolidated financial statements, the audit of internal controls over financial reporting, quarterly reviews of interim financial statements, statutory audits, and consultations by management as to the accounting or disclosure treatment of transactions or events and the actual or potential impact of final or proposed rules, standards or interpretations by regulatory and standard setting bodies. Also includes attestation services and review services associated with the Company's filings with the SEC.

(2) Includes fees related to financial audits of employee benefit plans and services related to the filing of securities reports for one of the Company's international subsidiaries.

(3) Generally includes tax compliance, tax advice, tax planning and expatriate services. In 2012 and 2011, respectively, fees for tax services include:

(a) $225,000 and $371,700 for tax compliance including the preparation, review and filing of tax returns;

(b) $249,000 and $10,000 for tax audit consultation and assistance;

(c) $15,000 and $31,000 for local country statutory financial statement services incidental to the preparation of local country tax returns and tax consultation services among other things; and

(d) $50,000 and $400,000 for expatriate services including tax return preparation, tax equalization calculations, tax consultancy, and related international assignment administration services.

(4) Includes fees for all other work performed by PricewaterhouseCoopers that does not meet the above category descriptions. In 2012, of these fees, approximately 85% related to several agreed upon procedure engagements, approximately 9% related to an attestation engagement in Spain related to compliance with the electronic waste legislation and approximately 8% related to licensing and proprietary software for accounting research. In 2011, of these fees, approximately 81% related to a human resources benchmarking study, approximately 11% related to an attestation engagement in Spain related to compliance with the electronic waste legislation and approximately 8% related to licensing and proprietary software for accounting research.



The charter of the Audit Committee requires that all auditing and non-auditing services to be provided to the Company by its independent accountants be pre-approved by the Audit Committee. The Audit Committee has adopted policies and procedures regarding its pre-approval of these services (the "Pre-Approval Policy"). The Pre-Approval Policy, which is designed to assure that the provision of such services does not impair the independence of the Company's independent registered public accounting firm, includes the following principles and restrictions, among others:

- In no case should NCR or its consolidated subsidiaries retain the Company's independent registered public accounting firm or its affiliates to provide management consulting services or any non-audit services that are not permitted under applicable laws and regulations, including, without limitation, the Sarbanes-Oxley Act of 2002 and the SEC's related rules and regulations.

- Unless a type of service to be provided by the independent registered public accounting firm has received general pre-approval, it will require specific pre-approval by the Audit Committee. Any other non-audit services and tax consulting services will require specific pre-approvals by the Audit

Committee and a determination that such services would not impair the independence of the Company's independent registered public accounting firm. Specific pre-approvals by the Audit Committee will also be required for any material changes or additions to the pre-approved services.

- The Audit Committee recommends that the ratio of total tax and all other non-audit services to total audit and audit-related services procured by the Company in a fiscal year be less than 1 to 1.
- The Audit Committee will not permit the exclusive retention of NCR's independent registered public accounting firm in connection with a transaction initially recommended by the independent auditors, the purpose of which may be tax avoidance and the tax treatment of which is not supported in applicable tax law.
- Pre-approval fee levels for all services to be provided by the independent registered public accounting firm will be established annually by the Audit Committee, and updated on a quarterly basis by the Audit Committee at its regularly scheduled meetings. Any proposed services significantly exceeding these levels will require separate pre-approval by the Audit Committee.
- The Corporate Controller will report to the Audit Committee on a quarterly basis regarding the status of all pre-approved audit, audit-related, tax and all other non-audit services provided by the Company's independent registered public accounting firm or its affiliates to NCR or its consolidated subsidiaries.
- Back-up documentation will be provided to the Audit Committee by management and/or the independent registered public accounting firm when requesting pre-approval of services by the Company's independent registered public accounting firm. At the request of the Audit Committee, additional detailed documentation regarding the specific services will be provided.
- Requests or applications to provide services that require separate approval by the Audit Committee will be submitted to the Audit Committee by the Chief Financial Officer, with the support of the independent registered public accounting firm, and must include a joint statement as to whether, in the view of management and the independent registered public accounting firm, the request or application is consistent with the SEC's rules on auditor independence.

At the beginning of each fiscal year, management and the Company's independent registered public accounting firm propose the audit and non-audit services to be provided by the firm during that year. The Audit Committee reviews and pre-approves the proposed services taking into account, among other things, the principles and restrictions set forth in the Pre-Approval Policy. Under the Pre-Approval Policy, the Audit Committee also has delegated to its Chair limited authority to grant pre-approvals for audit, audit-related, tax and other non-audit services in the event that immediate approval of a service is needed, or to further delegate such authority to another Audit Committee member. The Chair (or his delegate) must report any pre-approval decisions to the Audit Committee at its next scheduled meeting for its review and approval. The Audit Committee may not delegate to management its responsibilities to pre-approve services performed by the independent registered public accounting firm.

The audit, non-audit, tax and all other non-audit services provided by PricewaterhouseCoopers to the Company, and the fees charged for such services, are actively monitored by the Audit Committee as set forth in the Pre-Approval Policy on a quarterly basis to maintain the appropriate level of objectivity and independence in the firm's audit work for NCR. Part of the Audit Committee's ongoing monitoring includes a review of any de minimis exceptions as provided in the applicable SEC rules for non-audit services that were not pre-approved by the Audit Committee. In 2012 and 2011, of those total amounts reported above, all activities were pre-approved by the Audit Committee prior to commencement, thus no de minimis activity was reported.

BOARD AUDIT COMMITTEE REPORT

The Audit Committee consists of four directors, each of whom is independent as determined by the Board of Directors based on independence standards set forth in the Board's Corporate Governance Guidelines, which meet, and in some cases exceed, the listing standards of the New York Stock Exchange ("NYSE") and the applicable rules of the U.S. Securities and Exchange Commission ("SEC"). In accordance with NYSE rules, all members are "financially literate." In addition, all of its members are "audit committee financial experts" as defined under applicable SEC rules. A brief description of the responsibilities of the Audit Committee is set forth above under the caption "Committees of the Board." The Audit Committee acts under a charter adopted by the Board of Directors, which is periodically reviewed and revised as appropriate. The Audit Committee charter is available under "Corporate Governance" on the "About NCR" page of the Company's website at http://www.ncr.com/about-ncr/corporate-governance.

In general, NCR's management is responsible for the preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting principles, internal controls, and procedures designed to ensure compliance with accounting standards, applicable laws, and regulations. PricewaterhouseCoopers LLP ("PricewaterhouseCoopers"), NCR's independent registered public accounting firm, is responsible for performing an independent audit of the Company's consolidated financial statements and expressing an opinion on the conformity of those financial statements with generally accepted accounting principles, as well as an independent audit of the Company's internal control over financial reporting.

In the course of fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed with NCR management the Company's audited financial statements for fiscal year 2012, as well as its quarterly public earnings releases and its quarterly reports on Form 10-Q, and, together with the Board, has reviewed and discussed the Company's Annual Report on Form 10-K and this proxy statement. In addition, the Audit Committee discussed with PricewaterhouseCoopers, the Company's independent registered public accounting firm, the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee also has received the written disclosures and the letter from PricewaterhouseCoopers required by applicable requirements of the Public Company Accounting Oversight Board and has discussed with PricewaterhouseCoopers its independence. In connection with its discussions concerning the independence of its independent registered public accounting firm, the Audit Committee adopted its annual policy requiring that the Audit Committee pre-approve all audit and non-audit services provided by the Company's independent registered public accounting firm or its affiliates to NCR or its consolidated subsidiaries. The committee also reviewed its procedures for processing and addressing complaints regarding accounting, internal controls, or auditing matters, and the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters. Finally, the Audit Committee has reviewed NCR's critical accounting policies and alternative policies with management and the Company's independent registered public accounting firm to determine that both are in agreement that the policies currently being used are appropriate.

The Audit Committee met in executive session at its regular meetings periodically throughout the year with both PricewaterhouseCoopers and the internal auditors. It also met privately on occasion with the Chief Financial Officer, who has unrestricted access to the committee.

Based on the reviews and the discussions referred to above, the Audit Committee recommended to the Board that the Company's audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 for filing with the SEC.

Dated: February 25, 2013

The Audit Committee:

Edward P. Boykin, Chair
Richard L. Clemmer
Kurt P. Kuehn
Deanna W. Oppenheimer

DIRECTORS' PROPOSAL TO RATIFY THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2013

(Item 2 on Proxy Card)

The Board's Audit Committee has appointed PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") as the Company's independent registered public accounting firm for 2013 and the Board has approved this selection. Although stockholder ratification of this appointment of the Company's independent registered public accounting firm is not required, the Board is asking that you ratify this appointment as a matter of good corporate governance.

PricewaterhouseCoopers has been the Company's independent registered public accounting firm for many years and is a leader in providing audit services to companies in the high-technology industry. The Board believes that PricewaterhouseCoopers is well qualified to serve as NCR's independent registered public accounting firm given its experience, global presence with offices or affiliates in or near most locations where NCR does business, and quality audit work in serving the Company. PricewaterhouseCoopers rotates its audit partners assigned to audit NCR at least once every five years and the Audit Committee has placed restrictions on the Company's ability to hire any employees or former employees of PricewaterhouseCoopers or its affiliates. Based on its "Pre-Approval Policy" as defined on page 67 of this proxy statement and applicable SEC rules and guidance, the Audit Committee considered whether the provision during 2012 of the tax and other non-audit services described above under the caption "Fees Paid to Independent Registered Public Accounting Firm" was compatible with maintaining PricewaterhouseCoopers' independence and concluded that it was.

PricewaterhouseCoopers representatives will be present at the Annual Meeting where they will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

The Board of Directors and the Audit Committee recommend that you vote FOR this proposal. Proxies received by the Board will be voted FOR this proposal unless they specify otherwise. If the stockholders do not ratify the appointment of PricewaterhouseCoopers, the Audit Committee and the Board of Directors will reconsider the appointment, but may elect to maintain it.

DIRECTORS' PROPOSAL TO APPROVE, ON A NON-BINDING ADVISORY BASIS, EXECUTIVE COMPENSATION AS DISCLOSED IN THESE PROXY MATERIALS
(Item 3 on Proxy Card)

Our Board of Directors is submitting this "Say on Pay" proposal, pursuant to Section 14A of the Securities Exchange Act of 1934 which allows our stockholders to cast a non-binding vote to approve the compensation of our Named Executive Officers ("NEOs") as disclosed in the *Compensation Discussion and Analysis* and accompanying compensation tables in this proxy statement. Although this advisory vote is not binding on the Company, the Board and the Compensation and Human Resource Committee (the "Committee") value the opinions of our stockholders. Accordingly, the Committee will consider the outcome of the Say on Pay vote when it makes future decisions regarding executive compensation.

Our executive compensation programs are designed to pay for performance; to attract, retain and motivate executive talent; align the interests of executives with the interests of stockholders; and adopt competitive, best practices in our compensation programs appropriate for the Company. A comparison of our performance in 2010 and 2011 to the compensation realizable by our CEO demonstrates that our pay for performance compensation philosophy achieves its objectives of motivating executives to deliver strong performance and then rewarding them significantly when they achieve these high standards. The Company's strong performance during 2010 and 2011 ranked it second in two-year total shareholder return and first in three-year total shareholder return among the peer group currently used for executive compensation comparison purposes. During these years of high performance, our CEO received long-term incentive plan awards at 150% of target for both 2010 and 2011 and an annual bonus at 100% of target for 2010 and at 179% of target for 2011. His realizable compensation is estimated at 217% and 152% of his granted compensation for 2010 and 2011, respectively. Please see the "Executive Summary" in the *Compensation Discussion and Analysis* in this proxy statement for charts demonstrating this strong correlation between pay and performance.



For the 2012 performance year, the Company ranked second for one-year total shareholder return when compared to our peer group. During 2012, revenue grew by 8%, operating income net of pension expense grew by 22% and we exited 2012 with a sales backlog of $1.1 billion. Despite these strong financial results, the Committee and our CEO felt that several strategic goals established for the organization had not been fully attained by the Company. Therefore, the funding for the Company's 2012 annual incentive plan payout was reduced from 132.8% to 75% of target for the Core Financial Objective and 0% for the Customer Success bonus which fell short of internal expectations. This resulted in our CEO earning a 2012 annual incentive award payout at 70% of target.

Our compensation programs in 2012 continued to reflect our executive compensation pay-for-performance philosophy as follows:

- Of the total direct compensation offered to our CEO for 2012, 78% was performance-based;
- An average of 67% of the total actual direct compensation offered to our other NEOs was performance-based;
- In 2012 the Committee implemented performance-based vesting provisions for a special, one-time retention award previously made to our CEO. The Committee, with our CEO's full support, took action to modify this one-time award to make it performance-based and 100% at risk, and also adopted a policy such that all subsequent special retention awards to our executive officers will include both time-based and performance-based vesting conditions;

  Since our time-based restricted stock vests 36 months from grant, the vesting period for performance-based LTI awards issued as part of the 2013 annual grants was extended from 36 to 44 months and will vest in October in an effort to maximize the impact of retention value by staggering the vesting/payout dates for the various incentive programs throughout the year;

- Terms of LTI award agreements were revised to provide more contemporary and competitive features with respect to treatment of equity upon certain separation events, eliminating any special vesting treatment previously associated with retirement.

The Company's pay practices are designed to manage compensation risk and align our executive compensation with long-term stockholder interests. These practices include:

- Robust executive stock ownership guidelines that are met by all NEOs;
- A strong compensation recovery, or "claw back" policy;
- No excise tax gross-ups for new participants in the Company's Change in Control Severance Plan;
- No tax gross-ups on any perquisites other than standard relocation benefits;
- All U.S. defined benefit pension plans are frozen (qualified and non-qualified).

Please see the *Compensation Discussion and Analysis* and accompanying compensation tables beginning on pages 17 and 45, respectively, of this proxy statement for additional details about our executive compensation programs and compensation paid to our NEOs.

At the 2012 Annual Meeting, the Company's stockholders approved the compensation program for the Company's NEOs with 79.4% of the votes cast. Our Board of Directors and the Committee believe this vote reflects stockholder approval of our pay for performance philosophy and the absence of pay practices that stockholders consider problematic.

We believe that our compensation design and practices are effective in implementing our compensation philosophy and ask you to vote in favor of the adoption of the following resolution:

RESOLVED, that the stockholders approve, on an advisory basis, the compensation of the NEOs as disclosed pursuant to Item 402 of Regulation S-K, including the *Compensation Discussion and Analysis,* the Summary Compensation Table and the related compensation tables, and narrative disclosure in this proxy statement.

Required Vote

The resolution will be considered approved if it receives the affirmative vote of a majority of the votes cast on the proposal. However, the vote is not binding on our Board of Directors and the Committee. Although non-binding, our Board of Directors and the Committee will review and consider the voting results when making future decisions regarding our executive compensation program.

The Board of Directors recommends that you vote FOR the advisory resolution. Proxies received by the Board of Directors will be voted FOR this proposal unless they specify otherwise.

DIRECTORS' PROPOSAL TO APPROVE THE NCR CORPORATION 2013 STOCK INCENTIVE PLAN AS DISCLOSED IN THESE PROXY MATERIALS
(Item 4 on Proxy Card)

General

Upon the recommendation of the Compensation and Human Resources Committee (the "Committee"), on February 25, 2013, the Board of Directors unanimously approved, subject to stockholder approval, the 2013 Stock Incentive Plan (the "Plan") and directed that it be submitted, with the Board of Directors' recommendation, to the Company's stockholders for approval at the 2013 Annual Meeting. The Plan is intended to replace the Company's 2011 Amended and Restated Stock Incentive Plan, as amended from time to time (the "2011 Plan"), which will be automatically frozen, replaced and superseded on the date on which the Plan is approved by the Company's stockholders (the "Approval Date"). The 2011 Plan previously replaced and superseded the Company's 2006 Stock Incentive Plan, as amended from time to time (the "2006 Plan," together with the 2011 Plan, the "Prior Plans"). Notwithstanding the foregoing, any awards granted under the Prior Plans will remain in effect pursuant to their respective terms. If stockholder approval for the Plan is not received, the 2011 Plan will not be frozen, replaced and superseded, and will remain in place pursuant to its current terms and the number of shares that would otherwise be available for issuance under the Plan will not be authorized.

The Plan provides for the grant of stock options intended to qualify as incentive stock options ("ISOs") under Section 422 of the Code, non-statutory stock options ("NSOs," in either case, "Options"), stock appreciation rights ("SARs"), restricted stock awards ("Restricted Stock"), restricted stock units ("RSUs"), performance units ("Performance Units") and awards of Common Stock and other awards ("Other Stock-Based Awards") that are valued in whole or in part by reference to, or are otherwise based upon, Common Stock (including unrestricted stock, dividend equivalents and convertible debentures) (each, an "Award"). The terms and conditions of each Award, as determined by the Committee, will be set forth in a written Award agreement ("Award Agreement"). Stockholder approval of the Plan is intended to, among other things, comply with the rules and regulations of the New York Stock Exchange and permit certain Awards, as discussed below, to qualify for deductibility under Section 162(m) of the Code.

A general description of the principal terms of the Plan is set forth below. However, the summary does not purport to be a complete description of the Plan and is qualified in its entirety by the terms of the Plan, as proposed to be adopted, which is attached to this proxy statement as Appendix A.

Purpose of the Plan

The purpose of the Plan is to give the Company a competitive advantage in attracting, retaining and motivating officers, employees, directors and consultants and to provide the Company and its Subsidiaries and Affiliates with an equity plan providing incentives directly linked to stockholder value. For the purposes of the Plan, "Affiliate" means a corporation or other entity controlled by, controlling or under common control with, the Company and "Subsidiary" means any corporation, partnership, joint venture or other entity during any period in which at least a 50% voting or profits interest is owned, directly or indirectly, by the Company or any successor to the Company.

Term of the Plan

The Plan will become effective as of the Approval Date, subject to the approval of the Company's stockholders. The Plan will terminate on the 10th anniversary of the Approval Date, unless sooner terminated by the Board of Directors. Awards outstanding as of such date will not be affected or impaired by the termination of the Plan.

Eligibility

Any director, officer, employee or consultant (including any prospective employee or consultant) of the Company or a Subsidiary or Affiliate will be eligible to participate in the Plan. ISOs may only be granted to employees of the Company and its Subsidiaries or parent corporation (within the meaning of Section 424(f) of the Code) and Options or SARs that are intended to be exempt from Section 409A of the Code ("Section 409A") may be granted only to eligible individuals who are providing services to the Company or any corporation or other entity as to which the Company is an "eligible issuer of service recipient stock" (within the meaning of Section 409A).

Stock Limits

The securities that will be offered under the Plan are common shares. Subject to adjustment (as described below), (i) the maximum number of common shares that may be granted pursuant to Awards granted under the Plan will be equal to (A) 7,000,000 plus (B) any shares remaining available under the Prior Plans as of the Approval Date plus (C) any shares with respect to awards granted under the Prior Plans that are forfeited (or again become available for grant) following the Approval Date, and (ii) the maximum number of common shares that may be granted pursuant to Options intended to be ISOs will be 7,000,000. No participant in the Plan may be granted Options and SARs covering in excess of 3,000,000 common shares, or Restricted Stock, RSUs, Performance Units or Other Stock-Based Awards covering in excess of 1,000,000 common shares, in either case, during any consecutive 12-month period.

To the extent that any Award is forfeited, or any Option or SAR terminates, expires or lapses without being exercised, or any Award is settled for cash, the common shares subject to such Awards not delivered as a result thereof will again be available for Awards under the Plan. If the exercise price of any Option and/or the tax withholding obligations relating to any Award are satisfied by delivering common shares or withholding common shares relating to such Award or if any common shares subject to an Award will otherwise not be delivered in settlement of such Award (including upon the exercise of an SAR), only the net number of common shares received by the participant will be deemed to have been issued for purposes of the maximum share limit under the Plan (provided that such shares will not increase the share limit for ISOs). To the extent that any awards granted under the Company's Management Stock Plan, the Company's incentive equity plan that was in effect through April 25, 2006, are outstanding on the Approval Date and common shares subject to such awards are forfeited or terminated, expire, lapse without being exercised or are settled for cash they will also generally again be available for Awards under the Plan.

Under the Plan, "Fair Market Value" means, unless otherwise determined by the Committee, the closing price of a common share on the New York Stock Exchange (or such other exchange as may be the principal market for the Company's common stock) on the trading date, or if common shares were not traded on an exchange on the trading date, then on the immediately preceding date on which common shares were traded, all as reported by such source as the Committee may select. If the Company's common stock is not listed on a national securities exchange, Fair Market Value will be determined by the Committee in its good faith discretion.

In the event of certain corporate transactions affecting the Company's common shares (as described under "Changes in Capitalization and Substitute Awards" below), the Committee or the Board of Directors in its discretion may (and in some instances must) make equitable adjustments and other substitutions to the Plan and the number of common shares that may be delivered pursuant to Awards granted under the Plan.

For the purposes of the Plan, "Performance Goals" means any performance goals established by the Committee in connection with the grant of Restricted Stock, RSUs, Performance Units or Other Stock-Based Awards. In the case of Qualified Performance-Based Awards, (i) such Performance Goals will be based on the attainment of specified levels of one or more of the following measures and will be limited to one or more of the following measures: revenues; revenue growth; earnings (including earnings before taxes, earnings before interest and taxes or earnings

before interest, taxes, depreciation and amortization); earnings per share; operating income (including operating income and non-pension operating income less capital charge); pre- or after-tax income; cash flow (before or after dividends); cash flow per share (before or after dividends); gross margin; return on equity; return on capital (including return on total capital or return on invested capital); cash flow return on investment; return on assets or operating assets; economic value added (or an equivalent metric); stock price appreciation; total stockholder return (measured in terms of stock price appreciation and dividend growth); cost control; gross profit; operating profit; cash generation; unit volume; stock price; market share; sales; asset quality; cost saving levels; marketing-spending efficiency; core noninterest income; or change in working capital with respect to the Company or any one or more Affiliates, subsidiaries, divisions, business units or business segments of the Company either in absolute terms or relative to the performance of one or more other companies or an index covering multiple companies and (ii) such Performance Goals will be set by the Committee within the time period prescribed by Section 162(m) of the Code.



Current Capital Structure

Our current capital structure consists of 163,732,442 shares of outstanding common stock as of our record date. The table below represents our potential overhang levels based on our fully-diluted common stock outstanding, as shown above, and our request for 7,000,000 additional shares to be available for awards pursuant to the Plan.

Potential overhang with 7,000,000 additional shares:

Equity awards outstanding as of December 31, 2012		9,800,511
Outstanding awards under the Management Stock Plan	1,694,690(1)	
Outstanding awards under the 2006 Plan	5,635,330(2)	
Outstanding awards under the 2011 Plan	2,470,491(3)	
Shares available for grant under the 2011 Plan		4,509,552
Additional requested shares		7,000,000
Total Potential Dilution, or Overhang		21,310,063
Potential Dilution as a Percentage of Fully-Diluted Common Stock Outstanding		11.5%

(1) Includes 1,628,750 stock options; 37,672 vested deferred stock awards; and 28,268 vested deferred stock units.
(2) Includes 3,106,630 stock options; 2,418,315 time-based and performance-based restricted stock units at 100% of target; 43,833 vested deferred stock awards; and 66,552 vested deferred stock units.
(3) Includes 122,630 stock options; 2,301,812 time-based and performance-based restricted stock units granted at 100% of target; 21,320 vested deferred stock awards; and 24,729 vested deferred stock units.
There are an additional 1,055,569 shares that could be issued if outstanding performance-based awards are earned at the maximum payout of 150%; however, these awards are not considered outstanding as of 12/31/12.
These additional shares have already reduced the number of shares remaining available for future issuance under the plan as reflected in the equity compensation plan information table.

The Company's 2012 current annual burn rate (the "Burn Rate"), which is the percentage of common stock underlying equity awards granted in one year (as measured from January 1, 2012, to December 31, 2012), is 3.66%. At the current Burn Rate, the Company expects that, if the Plan is not approved, the common shares that are currently available under the 2011 Plan will be exhausted by February 25, 2014. If the Plan is not approved, the Company will no longer be able to make equity awards after the date the common shares currently available under the 2011 Plan are exhausted. This would have a detrimental effect on the Company's ability to attract, retain and motivate officers, employees, directors and consultants. Our Board of Directors believes that the increase in common shares under the Plan represents a reasonable amount of potential equity dilution, which will allow us to continue awarding equity incentives, an important component of our overall compensation program. At the current Burn Rate, the Company expects that the additional common shares under the Plan will enable it to make grants to participants for approximately 5 years.

	2012
Time-Based Awards Granted	
Options	65,328
Full-Value	660,562
Performance-Based Awards Earned	
Options	0
Full-Value	1,646,395
Total[1]	5,832,721
Weighted Average Common Shares Outstanding	159,304,406
Burn Rate	3.66%

(1) Full-value awards count as 2.5 shares

Plan Administration

The Plan will be administered by the Committee or such other committee as the Board of Directors may designate to administer the Plan. Subject to the terms of the Plan, the Committee will have the authority to administer the Plan, including, but not limited to, the authority to (i) select the eligible individuals to whom Awards may from time to time be granted; (ii) determine whether and to what extent ISOs, NSOs, SARs, Restricted Stock, RSUs, Performance Units, Other Stock-Based Awards, or any combination thereof, are to be granted; (iii) determine the number of common shares to be covered by each Award; (iv) determine the terms and conditions of each Award; (v) modify, amend or adjust the terms and conditions of any Award (subject to the limitations contained in the Plan as described below); (vi) adopt, alter and repeal administrative rules, guidelines and practices governing the Plan; (vii) interpret the terms and provisions of the Plan and any Award agreement or Award; (viii) determine whether, to what extent and under what circumstances cash, common shares and other property and other amounts payable with respect to an Award will be deferred either automatically or at the election of the participant; (ix) establish a "blackout" period and (x) correct any defect, supply any omission, or reconcile any inconsistency in the Plan or any Award.

The Committee may act only by a majority of its members then in office, except that the Committee may, to the extent permitted by applicable law or the listing standards of the New York Stock Exchange or other applicable securities exchange, allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. Subject to the terms of the Plan, the authority granted to the Committee may also generally be exercised by the full Board of Directors and action taken by the Board of Directors will control. Generally, all decisions made by the Committee or any appropriately delegated officer pursuant to the provisions of the Plan will be final and binding on all persons, including the Company, Plan participants, and individuals eligible to participate in the Plan.

Changes in Capitalization and Substitute Awards

In the event of a merger, consolidation, acquisition of property or shares, stock rights offering, liquidation, disaffiliation of a Subsidiary or Affiliate, or similar event affecting the Company or any of its Subsidiaries (each, a "Corporate Transaction"), the Committee or the Board of Directors may in its discretion, and in the event of a stock dividend, stock split, reverse stock split, separation, spinoff, reorganization, extra-ordinary dividend of cash or other property, share combination, or recapitalization or similar event affecting the capital structure of the Company, the Committee or the Board of Directors will be required to, make such substitutions or adjustments as it deems appropriate and equitable to (A) the aggregate number and kind of common shares or other securities reserved for issuance and delivery under the Plan, (B) the maximum share limits of the Plan, (C) the number and kind of common shares or other securities subject to outstanding Awards and (D) the exercise price of outstanding Options and SARs.

In the case of a Corporate Transaction, adjustments may include the cancellation, substitution of property or, in connection with any disaffiliation, the assumption or replacement of outstanding Awards in exchange for

payments of cash, property or a combination thereof having an aggregate value equal to the value of such Awards (provided that in the event of the cancellation of Awards, such Awards will immediately vest prior to the consummation of the Corporate Transaction). The Committee may adjust the Performance Goals (as defined below) applicable to any Awards to reflect, to the extent applicable, any unusual or nonrecurring corporate item, transaction, event or development, including a Change in Control (as defined below), or other extraordinary items affecting the Company, or any of its Affiliates, Subsidiaries, division or operating units or their financial statements, subject to the terms and limitations of the Plan.

Awards may, in the discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by the Company or any of its Subsidiaries or Affiliates or an entity acquired by the Company or any of its Subsidiaries or Affiliates or with which the Company or any of its Subsidiaries or Affiliates combines ("Substitute Awards"); provided, however, that in no event may any Substitute Award be granted in a manner that would violate the prohibitions on repricing of Options and SARs (as described below). The number of common shares underlying any Substitute Awards will generally be counted against the maximum share limits of the Plan; provided, however, that Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding awards previously granted by an entity that is acquired by or combined with the Company or any of its Subsidiaries or Affiliates, will not be counted against the maximum share limits of the Plan (with the exception that Substitute Awards that are ISOs will count against the maximum ISO limit of the Plan). Generally, any adjustments made pursuant to the terms of the Plan to Awards that are considered "deferred compensation" within the meaning of Section 409A will be made in compliance with the requirements of Section 409A and neither the Committee nor the Board of Directors will have the authority to make any adjustments to the extent the adjustment would cause an Award that is not intended to be subject to Section 409A at the date of grant to be subject thereto.

Types of Awards

Stock Options and SARs. The Award agreement for an Option will indicate whether the Option is intended to be an ISO or an NSO and the method of exercising Options and SARs will be set forth in the applicable Award Agreements. The exercise price per common share subject to an Option or SAR will be determined by the Committee and set forth in the applicable Award Agreement, and will not be less than the Fair Market Value of a common share on the date of grant.

A SAR may be granted free-standing, in relation to an Option being granted at the same time as the SAR is granted, or in relation to an NSO which has been granted prior to the grant of the SAR. Upon the exercise of a SAR, the applicable participant will be entitled to receive an amount in cash, common shares, or both, in a value equal to the number of common shares subject to the SAR multiplied by the excess of the Fair Market Value of one common share over the SAR exercise price.

Other than in connection with permissible adjustments (as described above), in no event will the Committee be permitted to (i) lower the exercise price per common share of any outstanding Option or SAR after the date of grant; (ii) cancel an Option or SAR (at a time when the applicable exercise price per common share exceeds the Fair Market Value of the underlying shares) in exchange for another Award (except in connection with a corporate transaction); (iii) take any action that would be treated as a repricing under generally accepted accounting principles; (iv) take any other action that has the same effect as clause (i), (ii) or (iii), unless such amendment, cancellation, or action is approved by the Company's stockholders or occurs in connection with a merger, acquisition, spin-off or similar Corporate Transaction. Unless otherwise determined by the Committee, any Option as to which a SAR is related will no longer be exercisable to the extent the SAR has been exercised and the exercise of an Option will cancel any related SAR to the extent of such exercise.

The term of each Option and each SAR will be fixed by the Committee, but will not exceed 10 years from the date of grant, except with regard to any NSO or SAR in the case of death or disability, as determined by the Committee and set forth in the applicable Award Agreement. Generally, Options and SARs will be exercisable at

such time or times and subject to such terms and conditions as determined by the Committee, provided that in no event will the normal vesting schedule of an Option or SAR provide that such Option or SAR vest prior to the first anniversary of the date of grant, except in the case of death or disability, as determined by the Committee and set forth in the applicable Award Agreement. No common shares will be delivered pursuant to the exercise of an Option until the exercise price has been fully paid and applicable taxes have been withheld. A participant will generally have the rights of a stockholder once he or she has met the requirements for exercise set forth in the Plan, including payment of the exercise price.

No Option or SAR will be transferable by a participant other than (i) by will or by the laws of descent and distribution, or (ii) in the case of an NSO or a SAR and solely as expressly permitted by the Committee, pursuant to a transfer to the participant's family members, whether directly or indirectly or by means of a trust or partnership or otherwise.

Restricted Shares, Restricted Stock Units and Other Stock-Based Awards. Shares of Restricted Stock are actual common shares issued to a Plan participant, and will be evidenced in such manner as the Committee may deem appropriate (including book-entry registration or stock certificates). RSUs are Awards denominated in common shares that will be settled, subject to the terms and conditions of the RSUs, in an amount in cash, common shares, or both, based upon the Fair Market Value of a specified number of common shares. Other Stock-Based Awards may be granted under the Plan, provided that any Other Stock-Based Awards that are Awards of common stock that are unrestricted will only be granted in lieu of other compensation due and payable to the applicable participant.

The Committee may, prior to or at the time of grant, designate an Award of Restricted Stock or RSUs as a Qualified Performance-Based Award (as defined below), in which event the grant or vesting, as applicable, will be conditioned upon the attainment of Performance Goals. The Committee may also generally condition the grant or vesting, as applicable, of an Award of Restricted Stock or RSUs upon the attainment of Performance Goals and/or upon the continued service of the applicable participant, which need not be the same with respect to each recipient. Subject to the provisions of the Plan and the applicable Award Agreement, during the period of time an Award of Restricted Stock or RSUs is subject to the applicable participant's continued service and/or the attainment of Performance Goals, the applicable participant will not be permitted to sell, assign, transfer, pledge or otherwise encumber shares of Restricted Stock or RSUs that are the subject of the award.

Generally, Awards of Restricted Stock, RSUs and Other Stock-Based Awards (that are not Options, SARs or dividend equivalent rights) (collectively with Awards of Restricted Stock and RSUs, "Full-Value Awards") will be subject to a vesting period of at least three years following the date of grant, or, if vesting is conditioned upon the achievement of Performance Goals, at least one year; provided, however, up to five percent of common shares available for grant as Full-Value Awards may be granted with a vesting period of at least one year following the date of grant, regardless of whether vesting is conditioned upon the achievement of Performance Goals, and a Full-Value Award may vest in part on a pro rata basis prior to the expiration of its vesting period.

Generally, a Plan participant will have, with respect to the shares of Restricted Stock, all of the rights of a stockholder of the Company holding the class or series of common stock that is the subject of the Restricted Stock, including, if applicable, the right to vote the shares; provided, however, that unless otherwise determined by the Committee in the applicable Award Agreement, and subject to Section 409A and the provisions of the Plan, (A) cash dividends on common shares subject to an Award of Restricted Stock will be automatically deferred and reinvested in additional Restricted Stock, held subject to the vesting of the underlying Restricted Stock, (B) subject to any adjustment, dividends payable in common stock will be paid in the form of Restricted Stock, held subject to the vesting of the underlying Restricted Stock and (C) in the case of an Award of Restricted Stock subject to Performance Goals, the applicable participant will not be entitled to receive payment for dividends with respect to such Restricted Stock unless, until and except to the extent that the applicable Performance Goals are achieved or are otherwise deemed satisfied.

Reinvestment of dividends in additional Restricted Stock at the time of any dividend payment will only be permissible if sufficient shares are available under the Plan. Subject to the terms of the Plan and the requirements of Section 409A, in the event that sufficient shares are not available for such reinvestment or payment, such reinvestment or payment will be made in the form of a grant of RSUs equal in number to the shares that would have been obtained by such payment or reinvestment, the terms of which will provide for settlement in cash and for dividend equivalent reinvestment in further RSUs.

Performance Units. Performance Units may be issued for no cash consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other Awards granted under the Plan. The Performance Goals to be achieved during any period established by the Committee at the time any Performance Unit is granted (or at any time thereafter) (each, a "Performance Period") and the length of the Performance Period will be determined by the Committee upon the grant of each Performance Unit, provided that the Performance Period will be no less than one year following the date of grant. The conditions for grant or vesting and the other provisions of Performance Units (including any applicable Performance Goals) need not be the same with respect to each recipient.

Performance Units may be paid in cash, common shares, other property or any combination thereof, in the sole discretion of the Committee at the time of payment. The performance levels to be achieved for each Performance Period, the amount of the Award to be distributed and whether or not the Award will be designated as a Qualified Performance-Based Award will be determined by the Committee. Performance Units may be paid in a lump sum or in installments following the close of the Performance Period. The maximum value of the property, including cash, which may be paid or distributed to any Plan participant pursuant to a grant of Performance Units made in any one calendar year, is $10,000,000.

Qualified Performance-Based Awards. If at the time an Award is granted to a Plan participant who is, or is likely to be (based on the Committee's determination), as of the end of the tax year in which the Company would qualify for a tax deduction in connection with such Award, a "covered employee" within the meaning of Section 162(m)(3) of the Code (each such participant, a "Covered Employee"), the Committee determines that it wishes such Award to qualify for the exemption from the limitation on deductibility imposed by Section 162(m) of the Code that is set forth in Section 162(m)(4)(C) of the Code, then the Committee may provide that such Award will be an Award intended to qualify for such exemption (each such Award, a "Qualified Performance-Based Award"), and the terms of any Qualified Performance-Based Award will be interpreted and operated consistent with that intention. When granting any Qualified Performance-Based Award other than an Option or a SAR, within 90 days after the commencement of a Performance Period or, if earlier, by the expiration of 25% of a Performance Period, the Committee will designate one or more Performance Periods, determine the participants for the Performance Periods and establish the Performance Goals for the Performance Periods. Each Qualified Performance-Based Award, with the exception of Options and SARs, will be earned, vested and payable (as applicable) only upon the achievement of one or more Performance Goals, together with the satisfaction of any other conditions, such as continued employment, as the Committee may determine to be appropriate. The Committee may refuse to issue or transfer any Shares or other consideration under an Award if it determines that such issuance or transfer might violate applicable law or regulation or entitle the Company to recover under the rules of Section 16 (b) of the Exchange Act.

Amendment and Termination of the Plan

The Board of Directors may amend, alter, or discontinue the Plan, but no amendment, alteration or discontinuation will be made that would materially impair the rights of the Plan participant with respect to a previously granted Award without such participant's consent except such an amendment made to comply with applicable law, including Section 409A, stock exchange rules or accounting rules. No amendment will be made without the approval of the Company's stockholders to the extent such approval is required by applicable law or the listing standards of the New York Stock Exchange or other applicable securities exchange. Subject to the foregoing restrictions, the Committee has full power and authority to determine whether, to what extent and

under what circumstances any Award will be cancelled or suspended. In particular, all outstanding Awards to any Plan participant may be cancelled if the participant, without the consent of the Committee, while employed by the Company or after termination of such employment, becomes associated with, employed by, renders services to, or owns any material interest in, any business that is in competition with the Company or with any business in which the Company has a substantial interest, as determined by the Committee or anyone to whom the authority to make such determination is delegated by the Committee.

Change in Control

Unless otherwise provided in the applicable Award Agreement, in the event of a Change in Control (as defined below) unless Awards are assumed, converted or replaced, Awards will vest immediately prior to such Change in Control. Unless otherwise provided in the applicable Award Agreement, upon a Plan participant's Termination of Employment (as defined below), during the 24-month period following a Change in Control, (x) by the Company other than for Cause (as defined below) or disability or (y) to the extent applicable, by the participant for Good Reason (as defined below):

- any Options and SARs outstanding as of such Termination of Employment which were outstanding as of the date of such Change in Control will become fully exercisable and vested;
- the restrictions and deferral limitations applicable to any Restricted Stock will lapse, and such Restricted Stock outstanding as of such Termination of Employment which were outstanding as of the date of such Change in Control will become free of all restrictions and become fully vested and transferable; and
- all RSUs outstanding as of such Termination of Employment which were outstanding as of the date of such Change in Control will be considered to be earned and payable in full, and any deferral or other restriction will lapse.

"Cause" means, unless otherwise provided in an Award Agreement, Cause as defined in any employment, consulting or similar agreement between the Plan participant and the Company or one of its Subsidiaries or Affiliates, or, if no such agreement exists or if it does not define Cause, Cause will generally mean, with regard to the applicable participant: (A) a felony conviction under Federal, state or foreign law, (B) dishonesty in the course of his or her duties, (C) his or her failure to perform substantially his or her employment duties in any material respect, (D) a material violation of the Company's ethics and compliance program, or (E) before a Change in Control, such other events as will be determined by the Committee and set forth in the applicable participant's Award Agreement.

Unless otherwise provided pursuant to an Award Agreement, "Change in Control" is defined to mean any of the following events, generally:

- the acquisition by any individual, entity or group of beneficial ownership of 30% or more of either the then outstanding common shares or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Voting Shares"); except any acquisition directly from or by the Company or any acquisition by any Company employee benefit plan (or related trust), or any Non-Qualifying Transaction (as defined below) will generally not be deemed a Change in Control; or
- a change in the composition of a majority of the Board of Directors which is not supported by the incumbent board of directors; or
- the consummation of a merger, reorganization or consolidation or sale or other disposition of all or substantially all of the Company's assets or the acquisition of assets of another entity, unless, immediately following such transaction (i) more than 50% of the total voting power of the surviving entity or the ultimate parent entity is represented by Voting Shares that were outstanding immediately before the transaction and are held substantially in the same proportion, (ii) no individual, entity or group (excluding any Company employee benefit plan or related trust) is or becomes the beneficial

owner of 30% or more of the outstanding Voting Shares (except as provided above) and (iii) there has not been a change in the composition of a majority of the Board of Directors, as provided above (each, a "Non-Qualifying Transaction"); or

- the approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

"Good Reason" generally means, if the applicable Plan participant is a participant in the Company's Change in Control Severance Plan or is subject to a Company severance plan, policy or guideline that provides the applicable participant with the opportunity to resign for good reason, the definition of Good Reason as set forth in such Company arrangement, as applicable. If the participant is not a participant in any such Company arrangement, the definition of Good Reason as set forth in any Award Agreement to which the applicable participant is a party or any employment, consulting or similar agreement between the applicable participant and the Company or one of its Subsidiaries or Affiliates.

"Termination of Employment" generally means, unless otherwise provided in the applicable Award Agreement, the complete termination of the applicable Plan participant's employment with, and performance of services for, the Company and any of its Subsidiaries or Affiliates (including in connection with a complete disaffiliation of a Subsidiary or an Affiliate or a division of the Company). To the extent that an amount payable pursuant to an Award constitutes "deferred compensation" within the meaning of Section 409A, the applicable participant will be deemed to have experienced a Termination of Employment for purposes of the Plan if and only if such termination is also a "separation from service" within the meaning of Section 409A.

Unless otherwise provided in the applicable Award Agreement, if any amount payable pursuant to an Award constitutes "deferred compensation" within the meaning of Section 409A, in the event of a Change in Control that does not qualify as an event described in Section 409A(a)(2)(A)(v) of the Code, such Award (and any other Awards that constitute deferred compensation that vested prior to the date of such Change in Control but are outstanding as of such date) will not be settled until the earliest permissible payment event under Section 409A following such Change in Control.

Claw back

Unless otherwise provided in the applicable Award Agreement, any Award granted under the Plan will be cancelled if the applicable Plan participant, without the consent of the Company, violates any policy adopted by the Company or, if applicable, any one of its Subsidiaries or Affiliates, relating to the recovery of compensation granted, paid, delivered, awarded or otherwise provided to any participant by the Company or, if applicable, any one of its Subsidiaries or Affiliates, as such policy is in effect on the date of grant of the applicable Award, or, to the extent necessary to address the requirements of applicable law, as may be amended from time to time.

Miscellaneous

Except as otherwise expressly provided in the Plan (as described above), no Plan participant or holder or beneficiary of any Award will have any rights as a stockholder (including, if applicable, the right to vote the applicable common shares and the right to receive dividends) with respect to any common shares to be distributed under the Plan unless and until he or she has become a holder of such shares. The Committee may grant Awards to eligible individuals who are foreign nationals and/or persons who are otherwise subject to foreign legal or regulatory provisions on such terms and conditions different from those specified in the Plan as may be necessary or desirable and make such modifications, amendments, procedures, or subplans as may be necessary or advisable to comply with such legal or regulatory provisions. The Committee may require participants to represent and agree in writing that they are acquiring shares without a view to distribute them. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, is not intended to be qualified under Section 401(a) of the Code and it is presently intended that the Plan constitute an

"unfunded" plan for incentive and deferred compensation. The Plan and all Awards made and actions taken under it will be governed by and construed in accordance with the laws of the State of Maryland, without reference to principles of conflicts of laws.

Certain Federal Tax Aspects of the Plan

The following summary describes the U.S. Federal income tax treatment associated with Awards under the Plan. This summary is based on current law as of the date of this proxy statement (March 11, 2013) and is provided only as general information and not as tax advice. It is not intended or written to be used, and cannot be used, (i) by any taxpayer for the purpose of avoiding tax penalties under the Code or (ii) for promoting, marketing or recommending to another party any transaction or matter addressed herein. It does not address all of the tax considerations that may be relevant to a particular holder and does not discuss state, local and foreign tax consequences.

No later than the date as of which an amount first becomes includible in the gross income of a Plan participant for federal, state, local or foreign income or employment or other tax purposes with respect to any Award under the Plan, such participant will be required to pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such amount, up to the Participant's minimum required tax withholding rate (or such other rate that will not trigger a negative accounting impact). Unless otherwise determined by the Company, withholding obligations may be settled with common stock, including common stock that is part of the Award that gives rise to the withholding requirement. The obligations of the Company under the Plan will be conditional on such payment or arrangements, and the Company and its Subsidiaries and Affiliates will, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to such participant. The Committee may establish such procedures as it deems appropriate, including making irrevocable elections, for the settlement of withholding obligations with common stock. For purposes of calculating compensation income and withholding for transactions that settle in common stock, the Company will use the closing price of a share of Company common stock on the New York Stock Exchange (or such other exchange as may be the principal market for the Company's common stock) on the trading date immediately preceding the distribution date of the common stock.

Incentive Stock Options. Neither the grant nor the exercise of an ISO results in taxable income to the optionee for regular U.S. Federal income tax purposes. However, an amount equal to (i) the Fair Market Value on the exercise date minus the exercise price at the time of grant multiplied by (ii) the number of shares with respect to which the ISO is being exercised will count as "alternative minimum taxable income" which, depending on the particular facts, could result in liability for the "alternative minimum tax" or AMT. If the optionee does not dispose of the shares issued pursuant to the exercise of an ISO until the later of the two-year anniversary of the date of grant of the ISO and the one-year anniversary of the date of the acquisition of those shares, then (a) upon a later sale or taxable exchange of the shares, any recognized gain or loss would be treated for tax purposes as a long-term capital gain or loss and (b) we would not be permitted to take a deduction with respect to that ISO for federal income tax purposes.

If shares acquired upon the exercise of an ISO were disposed of prior to the expiration of the two-year and one-year holding periods described above (a "disqualifying disposition"), generally the optionee would realize ordinary income in the year of disposition in an amount equal to the lesser of (i) any excess of the Fair Market Value of the shares at the time of exercise of the ISO over the amount paid for the shares or (ii) the excess of the amount realized on the disposition of the shares over the participant's aggregate tax basis in the shares (generally, the exercise price). A deduction would be available to us equal to the amount of ordinary income recognized by the optionee. Any further gain realized by the optionee would be taxed as short-term or long-term capital gain and would not result in any deduction by us. A disqualifying disposition occurring in the same calendar year as the year of exercise would eliminate the alternative minimum tax effect of the ISO exercise.

Special rules may apply where all or a portion of the exercise price of an ISO is paid by tendering shares, or if the shares acquired upon exercise of an ISO are subject to substantial forfeiture restrictions. The foregoing summary of tax consequences associated with the exercise of an ISO and the disposition of shares acquired upon exercise of an ISO assumes that the ISO is exercised during employment or within three months following termination of employment. The exercise of an ISO more than three months following termination of employment will result in the tax consequences described below for NSOs, except that special rules apply in the case of disability or death. An individual's Options otherwise qualifying as ISOs will be treated for tax purposes as NSOs (and not as ISOs) to the extent that, in the aggregate, they first become exercisable in any calendar year for stock having a Fair Market Value in excess of $100,000.

Nonqualified Stock Options. An NSO (that is, an Option that does not qualify as an ISO) would result in no taxable income to the optionee or deduction to us at the time it is granted. An optionee exercising an NSO would, at that time, realize taxable compensation equal to (i) the Fair Market Value on the exercise date minus the exercise price at the time of grant multiplied by (ii) the number of shares with respect to which the Option is being exercised. If the NSO was granted in connection with employment, this taxable income would also constitute "wages" subject to withholding and employment taxes. A corresponding deduction would be available to us. The foregoing summary assumes that the shares acquired upon exercise of an NSO are not subject to a substantial risk of forfeiture.

SARs. No income will generally be recognized by a Plan participant in connection with the grant of a SAR. When the SAR is exercised, the participant will generally be required to include as ordinary income in the year of exercise an amount equal to the excess of the Fair Market Value of the common shares subject to the SAR on the date of exercise over the aggregate exercise price of the SAR. A participant who is an employee will be subject to income tax withholding on ordinary income recognized upon exercise of a SAR. The Company will generally be entitled to a deduction equal to the amount of ordinary income recognized by the participant at the time the SAR is exercised.

A Plan participant's aggregate tax basis for resale purposes in any common shares received upon exercise of a SAR is the amount taxed as ordinary income upon receipt of such common shares (generally equal to the Fair Market Value of such common shares on the date of receipt). Any gain or loss on a sale of such common shares will be treated as capital gain or loss and will be long-term capital gain or loss if such common shares are held for more than one year after the date of issuance.

Restricted Stock. No income will generally be recognized by a Plan participant in connection with the grant of Restricted Stock. The participant generally will be subject to tax at ordinary income rates on the Fair Market Value of the common share held at the time the Restricted Stock is no longer subject to a substantial risk of forfeiture or restrictions on transfer for purposes of Section 83 of the Code (the "Vesting Date"), reduced by the amount, if any, paid by the participant for the Restricted Stock (and, with respect to an employee, will be subject to income tax withholding on the amount of such ordinary income). When a participant sells the share held upon vesting of the Restricted Stock, he or she generally will recognize capital gain or loss in an amount equal to the difference between the amount realized upon the sale of the share and his or her tax basis in the share (generally equal to the amount, if any, paid for the Restricted Stock and any ordinary income recognized on the Vesting Date). If the participant's holding period for the share, which begins on the Vesting Date, exceeds one year, such gain or loss will constitute long-term capital gain or loss.

A participant who so elects, pursuant to the express terms of the applicable Award Agreement or by action of the Committee in writing, under Section 83(b) of the Code within 30 days of the date of transfer of the Restricted Stock to the participant will have taxable ordinary income on the date of transfer of the Restricted Stock (the "Transfer Date") equal to the excess of the Fair Market Value of the Restricted Stock on the Transfer Date (determined without regard to the risk of forfeiture or restrictions on transfer) over the amount, if any, paid for the Restricted Stock (and, with respect to an employee, will be subject to income tax withholding on the amount of such ordinary income). If the Vesting Date occurs, the participant will not recognize any additional income on

such date and the gain or loss to the participant on a subsequent sale of the common share (calculated as the difference between the Fair Market Value of the share on the date of sale and the participant's tax basis in the share (generally equal to the amount, if any, paid for the Restricted Stock and any ordinary income recognized on the Transfer Date)) generally will be treated as capital gain or loss to the participant. If the participant's holding period for the common share, which begins on the Transfer Date, exceeds one year, such gain or loss will constitute long-term capital gain or loss.

If a Plan participant makes a proper election under Section 83(b) of the Code and the participant forfeits the Restricted Stock, the participant will not be entitled to a deduction equal to the amount of ordinary income recognized with respect to the Restricted Stock. Instead, the participant will only be entitled to recognize a capital loss for the amount, if any, paid for the Restricted Stock.

The amount of ordinary income recognized by a participant making the above-described election or upon the lapse of the restrictions will generally be deductible by the Company, except to the extent that the limitations on deductibility under Section 162(m) of the Code are applicable.

RSUs. No income will generally be recognized by a Plan participant in connection with the grant of an RSU. A participant is generally subject to withholding of Social Security and Medicare taxes on the value of an RSU at the time that the participant's rights with respect to the RSU become vested. Although not free from doubt, under the Code, including new Section 409A, if the participant's employer determines the time at which a vested RSU will be settled, a participant generally should not be subject to income taxes with respect to such RSU until the participant has received shares and/or cash in settlement of the RSU. The Fair Market Value of those shares at the time of settlement and/or any cash received should generally be taxable to the participant as ordinary income at the time of settlement (and, with respect to an employee, will be subject to income tax withholding on the amount of such ordinary income). The amount of ordinary income recognized by the participant will generally be deductible to the Company, except to the extent that the limitations on deductibility under Section 162(m) of the Code are applicable.

The participant's aggregate tax basis for resale purposes in any common shares received is the amount taxed as ordinary income upon receipt of the common shares. Any gain or loss on a sale of common shares will be treated as capital gain or loss and will be long-term capital gain or loss if such common shares are held for more than one year after the date of issuance.

Performance Units and other Performance-Based Awards. No income will generally be recognized by a Plan participant in connection with the grant of a performance unit or an Award otherwise subject to Performance Goals. Upon settlement of any such Award, the participant will generally be required to include as ordinary income in the year of payment an amount equal to the amount of any cash, and the Fair Market Value of any non-restricted shares, actually or constructively received (and, with respect to an employee, will be subject to income tax withholding on the amount of such ordinary income). The amount of ordinary income recognized by the participant will generally be deductible to the Company, except to the extent that the limitations on deductibility under Section 162(m) of the Code are applicable.

Shares. In the event that fully vested common shares are issued to a Plan participant for no cash consideration, an amount equal to the Fair Market Value of the common shares on the date of issuance is taxable to the participant as ordinary income at the time of issuance. The amount of ordinary income recognized by the participant will generally be deductible to the Company, except to the extent that the limitations on deductibility under Section 162(m) of the Code are applicable.

The participant's aggregate tax basis in the common shares so received will be equal to the amount taxed as ordinary income upon receipt of the common shares. Any gain or loss on a sale of the common shares will be treated as capital gain or loss and will be long-term capital gain or loss if such common shares are held for more than one year after the date of issuance.

Section 162(m). Section 162(m) of the Code currently provides that if, in any year, the compensation that is paid to our Chief Executive Officer or to any of our three other most highly compensated executive officers (excluding our Chief Financial Officer under currently applicable rules) exceeds $1,000,000 per person, any amounts that exceed the $1,000,000 threshold will not be deductible by us for U.S. Federal income tax purposes, unless the compensation qualifies for an exception to Section 162(m) of the Code. Certain performance-based awards under plans approved by stockholders are not subject to the deduction limit. Options that would be awarded under the Plan are generally intended to be eligible for this performance-based exception.

Section 409A. Awards granted under the Plan will generally be designed and administered in such a manner that they are either exempt from the application of or comply with the requirements of Section 409A of the Code. Section 409A of the Code imposes restrictions on nonqualified deferred compensation. Failure to satisfy these rules results in accelerated taxation, an additional tax to the holder in an amount equal to 20% of the deferred amount, and a possible interest charge. Options granted with an exercise price that is not less than the Fair Market Value of the underlying shares on the date of grant will not give rise to "deferred compensation" for this purpose unless they involve additional deferral features. Options that would be awarded under the Plan are generally intended to be eligible for this exception.

We had 4,509,552 shares remaining available for future issuance under the 2011 Plan as of December 31, 2012. No shares remained available for future issuance under either the 2006 Plan or the Management Stock Plan as of December 31, 2012.

EQUITY COMPENSATION PLAN INFORMATION

The table below shows information regarding awards outstanding and shares available for issuance as of December 31, 2012 under our Management Stock Plan that was in effect through April 25, 2006 and our NCR Corporation 2011 Amended and Restated Stock Incentive Plan (referred to below in this section as the "2011 Stock Incentive Plan").

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a)
	(a)	(b)	(c)
Equity compensation plans approved by stockholders:			
Management Stock Plan[1]	1,628,750[2]	$14.98	0
Stock Incentive Plan[3]	9,004,956[4]	$18.75	4,509,552
Equity compensation plans not approved by stockholders	0	0	0
Total	10,633,706	$17.49	4,509,552

(1) The NCR Management Stock Plan was adopted with stockholder approval, effective January 1, 1997. There were no shares authorized under the plan as of December 31, 2007. The NCR Management Stock Plan was terminated as of April 26, 2006, upon the stockholders' approval of the Stock Incentive Plan; however, such termination did not affect awards previously granted and outstanding under the NCR Management Stock Plan.

(2) Outstanding consists of 1,628,750 stock options and excludes 28,268 vested outstanding deferred stock units.

(3) The Stock Incentive Plan was adopted with stockholder approval, effective April 26, 2006, and amended on April 27, 2011.

(4) Includes 3,229,260 stock options; 4,720,127 service-based and performance-based unvested restricted stock units; and 1,055,569 additional shares that would be issued if outstanding performance-based awards are earned at maximum payout. 259,826 of the 1,055,569 are unlikely to achieve payout. Outstanding number excludes 91,281 vested, undistributed deferred stock units.

NEW PLAN BENEFITS

The Board or the Committee or a delegate will determine in its discretion the amount and timing of Awards under the 2013 Stock Incentive Plan and the recipients or classes of recipients of such Awards. It is therefore not possible to state the amount of awards that will be made in the future if the 2013 Stock Incentive Plan is approved.

Required Vote

The approval of the NCR Corporation 2013 Stock Incentive Plan requires the affirmative vote of a majority of the votes cast on the proposal, provided that the total votes cast on the proposal, whether in favor, against, or in abstention, represent a majority of the shares entitled to vote.

The Board of Directors recommends that you vote FOR the approval of the 2013 Stock Incentive Plan. Proxies received by the Board of Directors will be voted FOR this proposal unless they specify otherwise.

STOCKHOLDERS' PROPOSAL TO REPEAL THE CLASSIFIED BOARD OF DIRECTORS AS DISCLOSED IN THESE PROXY MATERIALS
(Item 5 on Proxy Card)

We expect the following proposal (Proposal 5 on the proxy card and voting instruction card) to be presented by a Stockholder at the annual meeting. The name, address and stock holdings of the Stockholder proponent will be supplied upon request.

Resolution Proposed by Stockholder:

PROPOSAL TO REPEAL CLASSIFIED BOARD

RESOLVED, that shareholders of NCR Corporation urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors and to require that all directors elected at or after the annual meeting held in 2014 be elected on an annual basis. Implementation of this proposal should not prevent any director elected prior to the annual meeting held in 2014 from completing the term for which such director was elected.

SUPPORTING STATEMENT

The proponent of this resolution is the Florida State Board of Administration. The Shareholder Rights Project submitted the resolution on behalf of the Florida State Board of Administration.

The resolution urges the board of directors to facilitate a declassification of the board. Such a change would enable shareholders to register their views on the performance of all directors at each annual meeting. Having directors stand for elections annually makes directors more accountable to shareholders, and could thereby contribute to improving performance and increasing firm value.

According to data from FactSet Research Systems, the number of S&P 500 companies with classified boards declined by more than two-thirds from 2000 to 2012, and during the period January 1, 2011 to June 30, 2012:

- More than 50 S&P 500 companies brought management proposals to declassify their boards to a vote at annual meetings;
- More than 50 precatory declassification proposals passed at annual meetings of S&P 500 companies; and
- The average percentage of votes cast in favor of shareholder proposals to declassify the boards of S&P 500 companies exceeded 75%.

The significant shareholder support for declassification proposals is consistent with empirical studies reporting that:

- Classified boards are associated with lower firm valuation (Bebchuk and Cohen, 2005; confirmed by Faleye (2007) and Frakes (2007));
- Takeover targets with classified boards are associated with lower gains to shareholders (Bebchuk, Coates, and Subramanian, 2002);
- Firms with classified boards are more likely to be associated with value-decreasing acquisition decisions (Masulis, Wang, and Xie, 2007); and
- Classified boards are associated with lower sensitivity of compensation to performance and lower sensitivity of CEO turnover to firm performance (Faleye, 2007).

Proxy Statement

Although one study (Bates, Becher and Lemmon, 2008) reports that classified boards are associated with higher takeover premiums, this study also reports that classified boards are associated with a lower likelihood of an acquisition and that classified boards are associated with lower firm valuation.

Please vote for this proposal to make directors more accountable to shareholders.

Our Response: Statement in Opposition to Proposal:

For the reasons stated below, the Board of Directors unanimously recommends a vote "Against" the proposal:

The Board of Directors unanimously recommends a vote "AGAINST" the above proposal because it believes the proposal is not in the best interests of NCR's stockholders, as set forth below. Signed proxies will be voted against this proposal, unless stockholders specify a different choice in their proxies.

1. ***The Board's existing fiduciary obligations protect stockholders' interests.***

The Board has existing fiduciary obligations arising under Maryland law that serve to protect the interests of stockholders, regardless of the directors' term of office. Moreover, our stockholders have the ability to replace a majority of the directors, at a minimum, over the course of two annual meetings. Depending on changes to the Board, that opportunity could arise in an even more condensed time period. For example, at the Annual Stockholders' Meeting to be held on April 24, 2013, half of our directors are standing for election as two of our directors were appointed to the Board last year and thus must stand for election at the next called Annual Stockholders' Meeting.

2. ***The arguments advanced by the proponent are not applicable to NCR.***

The proponent cites a handful of studies in support of its proposal which purport to show that companies with classified boards yield lower value to stockholders. Based on the Company's track record, the conclusions of those studies do not hold true for the Company.

With a classified board in place, NCR has experienced 12 straight quarters of revenue and Non-Pension Operating Income ("NPOI") growth. In fact, in the last quarter of 2012, the Company attained the highest NPOI in any quarter since the spin-off of its Teradata division ("Teradata") in 2007. Simply put, the Company's sustained strong operational performance does not confirm the results cited in the proponent's studies.

The Company has consistently provided significant total shareholder return ("TSR"). When giving effect to the spin-off of Teradata (traded as "TDC"), a shareholder owning one share of NCR stock at February 28, 2007 worth $46.22, and holding both the NCR and TDC share at spinoff on October 1, 2007, would have shares at February 6, 2013 worth $94.37. Additionally, even without consideration of the Teradata spin-off, NCR's TSR has consistently performed above the median, whether compared to the peer group used by Institutional Shareholder Services or the peer group identified by the Company in its 2012 Proxy Statement. The only year in which NCR performed below the median of its peers was 2009, following the economic crisis which had a significant impact on both market conditions and the Company's pension liability.

The proponent cites one study for the proposition that companies with classified boards are more likely to engage in value-decreasing acquisitions. The Board believes that this does not hold true for the Company. NCR has taken a disciplined approach to acquisitions, undertaking few large transactions over the course of the last several years, including the acquisition of Retalix Ltd., which closed on February 6, 2013. The single largest transaction NCR completed in the last five years was the acquisition of Radiant Systems, Inc. in 2011, a transaction which was accretive to earnings in 2012 and for which the Company has realized meaningful synergies.

The proponent also cites a study that suggests that classified boards are associated with lower sensitivity of compensation to performance, but, as our Compensation Discussion and Analysis in our 2012 Proxy Statement describes, a core principle of our compensation strategy is making compensation decisions based on a pay-for-performance philosophy — — a philosophy that was validated by our stockholders through their vote last year in favor of the Company's "Say on Pay" proposal.

3. ***Board continuity is, and has been, important to the success of NCR.***

The Board has demonstrated a long-term view of stockholder value, making investments in the business that have proved beneficial to the Company's growth and, accordingly, to stockholder value. For example, during the credit crisis, NCR made investments in manufacturing in both Columbus, GA and Manaus, Brazil as part of a long-term plan to globalize its manufacturing base and be more responsive to customer demand. Those investments have yielded significant value. A board that has a short-term perspective will be less inclined to think about the long-term capital investments that are necessary to the growth of a company like NCR.

In addition, the Company has pursued a pension strategy that has resulted in a significant reduction in its underfunded pension liability, ending 2012 with an overall underfunded position of approximately $440 million, which is down from approximately $1.32 billion at the beginning of 2012.

The Company develops complex solutions across a number of different industry segments. Understanding the Company's solutions and customer base, as well as constantly evolving and expanding the Company's offerings and go-to-market strategies so that NCR is best positioned to respond to changing markets, requires an ability to act quickly, which the Company has proven it can do. It also, however, requires highly qualified directors who are willing to make the long-term commitments of time necessary to understand the Company, its operations and competitive environment. This commitment is critical to achieving the Company's strategic goals and is best realized with a stable and reliable board.

4. ***The current structure enhances Board independence.***

The Board believes that the existing three-year terms of our directors promote independence. Three-year terms make directors less susceptible to special interests that may promote a particular short-term agenda which may not be in the best long-term interests of stockholders.

5. ***Declassification of the Board would require the Company's Charter to be amended by an affirmative vote of not less than eighty percent of outstanding shares of Company stock entitled to vote.***

It is important to note that stockholder approval of this proposal will not, itself, result in declassification of the Board. Under the Company's governance documents, to change the term for which a director is elected, the Board must first authorize an amendment to the Company's Charter. Stockholders would then have to approve such amendment by the affirmative vote of not less than eighty percent of the shares of the outstanding stock entitled to vote generally in the election of directors.

Required Vote

The approval of the advisory shareholder proposal to declassify the Board of Directors, if properly presented at the 2013 Annual Meeting, requires the affirmative vote of a majority of the votes cast on the proposal. The results of this vote are not binding on the Board of Directors.

OTHER MATTERS

The Board of Directors does not know of any matters that will be brought before the Annual Meeting other than those listed in the notice of meeting. If any other matters are properly introduced at the meeting for consideration, including consideration of a motion to adjourn the meeting to another time or place, the individuals named on the enclosed form of proxy will have authority to vote on such matters in their discretion.

ADDITIONAL INFORMATION

Cost of Proxy Solicitation

We will pay the expenses of soliciting proxies in connection with the Annual Meeting. Proxies may be solicited on our behalf through the mail, in person, by telephone, electronic transmission, or facsimile transmission. We have hired Georgeson Inc., to assist in the solicitation of proxies, at an estimated cost of $17,000, plus reimbursement of reasonable out-of-pocket expenses. In accordance with SEC and NYSE rules, NCR will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses of sending proxies and proxy materials to the beneficial owners of NCR common stock.

Procedures for Stockholder Proposals and Nominations

Under the Company's Bylaws, nominations for election of directors at an annual meeting may be made only by (1) the Board of Directors or a committee of the Board, or (2) a stockholder entitled to vote who has delivered notice to the Company no earlier than 150 days nor later than 5:00 p.m., Eastern Time, 120 days before the first anniversary of the date of the proxy statement for the preceding year's annual meeting.

Our Bylaws also provide that other business may not be brought before an annual meeting unless it is (1) specified in the notice of meeting (which includes stockholder proposals that the Company is required to include in its proxy statement under SEC Rule 14a-8), (2) brought before the meeting by or at the direction of the Board, or (3) brought by a stockholder entitled to vote who has delivered notice to the Company (containing certain information specified in the Bylaws) no earlier than 150 days nor later than 5:00 p.m., Eastern Time, 120 days before the first anniversary of the date of the proxy statement for the preceding year's annual meeting. In addition, you must comply with SEC Rule 14a-8 to have your proposal included in the Company's proxy statement.

A copy of the full text of the Company's Bylaws may be obtained upon written request to the Corporate Secretary at the address provided on page 16 of this proxy statement and online at http://www.ncr.com/about-ncr/corporate-governance.

Stockholder Proposals for 2014 Annual Meeting

Stockholders interested in presenting a proposal for consideration at NCR's annual meeting of stockholders in 2014 must follow the procedures found in SEC Rule 14a-8 and the Company's Bylaws. To be eligible for possible inclusion in the Company's 2014 proxy materials, all qualified proposals must be received by NCR's Corporate Secretary no earlier than October 13, 2013, nor later than 5:00 p.m., Eastern Time, on November 12, 2013.

The above notice and proxy statement are sent by order of the Board of Directors.

Jennifer M. Daniels
Senior Vice President,
General Counsel and Secretary

Dated: March 11, 2013



Detach Here

....

2013 ANNUAL MEETING OF STOCKHOLDERS
RESERVATION REQUEST FORM

If you plan to attend the 2013 Annual Meeting of Stockholders NCR Corporation, please complete the following information and return to Jennifer M. Daniels, Senior Vice President, General Counsel and Secretary, NCR Corporation, 3097 Satellite Boulevard, Duluth, Georgia 30096-5810.

Your name and address: ______________________________

____

____

Number of shares of NCR common stock you hold: ______________________________

If the shares listed above are not registered in your name, identify the name of the registered stockholder below *and include evidence that you beneficially own the shares.*

Registered stockholder: ______________________________
(name of your bank, broker, or other nominee)

THIS IS NOT A PROXY CARD

[THIS PAGE INTENTIONALLY LEFT BLANK]

APPENDIX A

NCR CORPORATION
2013 STOCK INCENTIVE PLAN

ARTICLE I

Purpose; Definitions

The purpose of the Plan is to give the Company a competitive advantage in attracting, retaining and motivating officers, employees, directors and consultants and to provide the Company and its Subsidiaries and Affiliates with an equity plan providing incentives directly linked to stockholder value.

Certain terms used herein have definitions given to them in the first place in which they are used. In addition, for purposes of the Plan, the following terms are defined as set forth below:

(a) "Affiliate" means a corporation or other entity controlled by, controlling or under common control with, the Company.



(b) "Applicable Exchange" means the New York Stock Exchange or such other securities exchange as may at the applicable time be the principal market for the Common Stock.

(c) "Award" means an Option, SAR, Restricted Stock, Restricted Stock Unit, Performance Unit or Other Stock-Based Award granted pursuant to the terms of the Plan.

(d) "Award Agreement" means a written document or agreement setting forth the terms and conditions of a specific Award.

(e) "Board" means the Board of Directors of the Company.

(f) "Cause" means, unless otherwise provided in an Award Agreement, (i) "Cause" as defined in any Individual Agreement to which the applicable Participant is a party, or (ii) if there is no such Individual Agreement or if it does not define Cause: (A) conviction of the Participant for committing a felony under Federal law, the law of the state in which such action occurred or any comparable provision of foreign law, (B) dishonesty in the course of fulfilling the Participant's employment duties, (C) failure on the part of the Participant to perform substantially such Participant's employment duties in any material respect, (D) a material violation of the Company's ethics and compliance program, or (E) before a Change in Control, such other events as shall be determined by the Committee and set forth in a Participant's Award Agreement. Notwithstanding the general rule of Section 2.03, following a Change in Control, any determination by the Committee as to whether "Cause" exists shall be subject to de novo review.

(g) "Change in Control" has the meaning set forth in Section 10.02.

(h) "Code" means the Internal Revenue Code of 1986, as amended from time to time, or any successor thereto, and the regulations promulgated thereunder.

(i) "Commission" means the Securities and Exchange Commission or any successor agency.

(j) "Committee" has the meaning set forth in Section 2.01.

(k) "Common Stock" means common stock, par value $0.01 per share, of the Company.

(l) "Company" means NCR Corporation, a Maryland corporation, or any successor entity, as applicable.

(m) "Disability" means, unless otherwise provided in the applicable Award Agreement (i) "Disability" as defined in any Individual Agreement to which the Participant is a party, or (ii) if there is no such Individual Agreement or it does not define Disability: (A) permanent and total disability as determined under the Company's long-term disability plan applicable to the Participant, or (B) if there is no such plan applicable to the Participant, "Disability" as determined by the Committee.

(n) "Disaffiliation" means a Subsidiary's or Affiliate's ceasing to be a Subsidiary or Affiliate for any reason (including as a result of a public offering, or a spinoff or sale by the Company, of the stock of the Subsidiary or Affiliate) or a sale of a division of the Company and its Affiliates.

(o) "Eligible Individuals" means directors, officers, employees and consultants of the Company or any of its Subsidiaries or Affiliates, and prospective employees and consultants who have accepted offers of employment or consultancy from the Company or a Subsidiary or Affiliate.

(p) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto.

(q) "Fair Market Value" means, unless otherwise determined by the Committee, the closing price of a share of Common Stock on the Applicable Exchange on the trading date, or if Shares were not traded on the Applicable Exchange on the trading date, then on the immediately preceding date on which Shares were traded, all as reported by such source as the Committee may select. If the Common Stock is not listed on a national securities exchange, Fair Market Value shall be determined by the Committee in its good faith discretion.

(r) "Full-Value Award" means any Award other than an Option or SAR or dividend equivalent right.

(s) "Grant Date" means (i) the date on which the Committee by resolution selects an Eligible Individual to receive a grant of an Award and determines the number of Shares to be subject to such Award, or (ii) such later date as the Committee shall provide in such resolution.

(t) "Incentive Stock Option" means any Option that is designated in the applicable Award Agreement as an "incentive stock option" within the meaning of Section 422 of the Code, and that in fact so qualifies.

(u) "Individual Agreement" means an employment, consulting or similar agreement between a Participant and the Company or one of its Subsidiaries or Affiliates.

(v) "Nonqualified Option" means any Option that is not an Incentive Stock Option.

(w) "Option" means an Award granted under Article V that is not a SAR.

(x) "Other Stock-Based Award" means Awards of Common Stock and other Awards that are valued in whole or in part by reference to, or are otherwise based upon, Common Stock, including unrestricted stock, dividend equivalents, and convertible debentures.

(y) "Participant" means an Eligible Individual to whom an Award is or has been granted.

(z) "Performance Goals" means any performance goals established by the Committee in connection with the grant of Restricted Stock, Restricted Stock Units, Performance Units or Other Stock-Based Awards. In the case of Qualified Performance-Based Awards, (i) such Performance Goals shall be based on the attainment of specified levels of one or more of the following measures and, notwithstanding Section 14.14, shall be limited to one or more of the following measures: revenues; revenue growth; earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization); earnings per share; operating income (including nonpension operating income and non pension operating income less capital

charge); pre- or after-tax income; cash flow (before or after dividends); cash flow per share (before or after dividends); gross margin; return on equity; return on capital (including return on total capital or return on invested capital); cash flow return on investment; return on assets or operating assets; economic value added (or an equivalent metric); stock price appreciation; total stockholder return (measured in terms of stock price appreciation and dividend growth); cost control; gross profit; operating profit; cash generation; unit volume; stock price; market share; sales; asset quality; cost saving levels; marketing-spending efficiency; core noninterest income; or change in working capital with respect to the Company or any one or more Affiliates, subsidiaries, divisions, business units or business segments of the Company either in absolute terms or relative to the performance of one or more other companies or an index covering multiple companies and (ii) such Performance Goals shall be set by the Committee within the time period prescribed by Section 162(m) of the Code.

(aa) "Performance Period" means that period established by the Committee at the time any Performance Unit is granted or at any time thereafter during which any Performance Goals specified by the Committee with respect to such Award are to be measured.



(bb) "Performance Unit" means any Award granted under Article VIII of a unit valued by reference to a designated amount of property other than Shares, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including cash, Shares, or any combination thereof, upon achievement of such Performance Goals during the Performance Period as the Committee shall establish at the time of such grant or thereafter.

(cc) "Plan" means this NCR Corporation 2013 Stock Incentive Plan, which replaced the Prior Plans, as set forth herein and as hereafter amended from time to time. The Plan is intended to supersede the Company's 2011 Amended and Restated Stock Incentive Plan prior to this amendment and restatement (the "2011 Plan"), which shall be automatically frozen and replaced and superseded by the Plan on the Effective Date. The 2011 Plan previously replaced and superseded the Company's 2006 Stock Incentive Plan, as amended (the "2006 Plan", together with the 2011 Plan, the "Prior Plans"). Notwithstanding the foregoing, any awards granted under the Prior Plans shall remain in effect pursuant to their respective terms.

(dd) "Qualified Performance-Based Award" means an Award intended to qualify for the Section 162(m) Exemption, as provided in Article XI.

(ee) "Restricted Stock" means an Award granted under Article VI.

(ff) "Restricted Stock Units" means an Award granted under Article VII.

(gg) "SAR" means a stock appreciation right, as described in Section 5.02.

(hh) "Section 162(m) Exemption" means the exemption from the limitation on deductibility imposed by Section 162(m) of the Code that is set forth in Section 162(m)(4)(C) of the Code, as it applies to a specific Award subject to Article XI.

(ii) "Share" means a share of Common Stock.

(jj) "Subsidiary" means any corporation, partnership, joint venture or other entity during any period in which at least a 50% voting or profits interest is owned, directly or indirectly, by the Company or any successor to the Company.

(kk) "Term" means the maximum period during which an Option or SAR may remain outstanding, subject to earlier termination upon Termination of Employment or otherwise, as specified in the applicable Award Agreement.

(ll) "Termination of Employment" means, unless otherwise provided in the applicable Award Agreement, the termination of the applicable Participant's employment with, or performance of services for, the Company and any of its Subsidiaries or Affiliates. Unless otherwise determined by the Committee, if a Participant's employment with the Company and its Affiliates terminates but such Participant continues to provide services to the Company and its Affiliates in a nonemployee capacity, such change in status shall not be deemed a Termination of Employment. A Participant employed by, or performing services for, a Subsidiary or an Affiliate or a division of the Company and its Affiliates shall be deemed to incur a Termination of Employment if, as a result of a Disaffiliation, such Subsidiary, Affiliate, or division ceases to be a Subsidiary, Affiliate or division, as the case may be, and the Participant does not immediately thereafter become an employee of, or service provider for, the Company or another Subsidiary or Affiliate. Temporary absences from employment because of illness, vacation or leave of absence and transfers among the Company and its Subsidiaries and Affiliates shall not be considered Terminations of Employment. Notwithstanding the foregoing, to the extent that an amount payable pursuant to an Award constitutes "deferred compensation" within the meaning of Section 409A of the Code, the applicable Participant shall be deemed to have experienced a Termination of Employment for purposes of the Plan if and only if such termination is also a "separation from service" within the meaning of Section 409A of the Code.

ARTICLE II

Administration

SECTION 2.01. Committee. The Plan shall be administered by the Compensation and Human Resource Committee of the Board or such other committee of the Board as the Board may from time to time designate (the "Committee"), which shall be composed of not less than two directors, and shall be appointed by and serve at the pleasure of the Board. The Committee shall have plenary authority to grant Awards pursuant to the terms of the Plan to Eligible Individuals. Among other things, the Committee shall have the authority, subject to the terms of the Plan:

(a) to select the Eligible Individuals to whom Awards may from time to time be granted;

(b) to determine whether and to what extent Incentive Stock Options, Nonqualified Options, SARs, Restricted Stock, Restricted Stock Units, Performance Units, Other Stock-Based Awards, or any combination thereof, are to be granted hereunder;

(c) to determine the number of Shares to be covered by each Award granted hereunder;

(d) to determine the terms and conditions of each Award granted hereunder, based on such factors as the Committee shall determine;

(e) subject to Article XII, to modify, amend or adjust the terms and conditions of any Award;

(f) to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable;

(g) to interpret the terms and provisions of the Plan and any Award issued under the Plan (and any agreement relating thereto);

(h) to determine whether, to what extent and under what circumstances cash, Shares and other property and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the Participant;

(i) to establish any "blackout" period that the Committee in its sole discretion deems necessary or advisable;

(j) to correct any defect, supply any omission, or reconcile any inconsistency in the Plan or any Award granted under the Plan in the manner and to the extent it shall determine is needed to reflect the intended provisions of the Plan or that Award or to meet any law that is applicable to the Plan (or the provisions of any law which must be met in order for the normal tax consequences of the award to apply), including any provision of Federal or state law or comparable provision of foreign law; and

(k) to otherwise administer the Plan.

SECTION 2.02. Procedures. (a) The Committee may act only by a majority of its members then in office, except that the Committee may, except to the extent prohibited by applicable law or the listing standards of the Applicable Exchange and subject to Article XI, if applicable, allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it.

(b) Subject to Section 11.03, if applicable, any authority granted to the Committee may also be exercised by the full Board. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action shall control.

SECTION 2.03. Discretion of Committee. Any determination made by the Committee or by an appropriately delegated officer pursuant to delegated authority under the provisions of the Plan with respect to any Award shall be made in the sole discretion of the Committee or such delegate at the time of the grant of the Award or, unless in contravention of any express term of the Plan, at any time thereafter. Subject to Section 1(f), all decisions made by the Committee or any appropriately delegated officer pursuant to the provisions of the Plan shall be final and binding on all persons, including the Company, Participants, and Eligible Individuals.

SECTION 2.04. Cancelation or Suspension. As described in Sections 12.03 and 12.04, the Committee shall have full power and authority to determine whether, to what extent and under what circumstances any Award shall be cancelled or suspended. In particular, but without limitation, all outstanding Awards to any Participant may be cancelled if the Participant, without the consent of the Committee, while employed by the Company or after termination of such employment, becomes associated with, employed by, renders services to, or owns any interest in (other than any nonsubstantial interest, as determined by the Committee), any business that is in competition with the Company or with any business in which the Company has a substantial interest, as determined by the Committee or anyone to whom the authority to make such determination is delegated by the Committee.

SECTION 2.05. Award Agreements. The terms and conditions of each Award, as determined by the Committee, shall be set forth in a written (or electronic) Award Agreement, which shall be delivered to the Participant receiving such Award upon, or as promptly as is reasonably practicable following, the grant of such Award. The effectiveness of an Award shall not be subject to the Award Agreement's being signed by the Company and/or the Participant receiving the Award unless specifically so provided in the Award Agreement. Award Agreements may be amended only in accordance with Article XII.

ARTICLE III

Common Stock Subject to Plan

SECTION 3.01. Plan Maximums. The maximum number of Shares that may be granted pursuant to Awards under the Plan shall be a total of (i) 7,000,000 Shares, plus (ii) any Shares remaining available for grant under the Prior Plans on the Effective Date, plus (iii) any Shares with respect to Awards granted under the Prior Plans that are forfeited (or again become available for grant) following the Effective Date, in each case, subject to any future adjustments as may be made pursuant to Section 3.04. The maximum number of Shares that may be granted pursuant to Options intended to be Incentive Stock Options shall be 7,000,000 Shares, subject to any future adjustment as may be made pursuant to Section 3.04, and shall not be affected by the provisions of Section 3.03(b). Shares subject to an Award under the Plan may be authorized and unissued Shares.

SECTION 3.02. Individual Limits. No Participant may be granted Options and SARs covering in excess of 3,000,000 Shares, or Restricted Stock, Restricted Stock Units, Performance Units or Other Stock-Based Awards covering in excess of 1,000,000 Shares, in either case, during any consecutive 12-month period.

SECTION 3.03. Rules for Calculating Shares Delivered. (a) To the extent that any Award is forfeited, or any Option or SAR terminates, expires or lapses without being exercised, or any Award is settled for cash, the Shares subject to such Awards not delivered as a result thereof shall again be available for Awards under the Plan.

(b) If the exercise price of any Option and/or the tax withholding obligations relating to any Award are satisfied by delivering Shares (either actually or through attestation) or withholding Shares relating to such Award or if any Shares subject to an Award shall otherwise not be delivered in settlement of such Award (including upon the exercise of an SAR), only the net number of Shares received by the Participant shall be deemed to have been issued for purposes of the maximum number of Shares in the first sentence of Section 3.01.

(c) The provisions of Section 3.03(a) and 3.03(b) shall also apply to awards granted under the Management Stock Plan that are outstanding on the Effective Date such that any Shares subject to such awards that are forfeited or terminated, expire, lapse without being exercised or are settled for cash shall again be available for Awards under the Plan.

SECTION 3.04. Adjustment Provision. (a) In the event of a merger, consolidation, acquisition of property or shares, stock rights offering, liquidation, Disaffiliation, or similar event affecting the Company or any of its Subsidiaries (each, a "Corporate Transaction"), the Committee or the Board may in its discretion make such substitutions or adjustments as it deems appropriate and equitable to (A) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under the Plan, (B) the various maximum limitations set forth in Sections 3.01 and 3.02 upon certain types of Awards and upon the grants to individuals of certain types of Awards, (C) the number and kind of Shares or other securities subject to outstanding Awards, and (D) the exercise price of outstanding Options and SARs. In the event of a stock dividend, stock split, reverse stock split, separation, spinoff, reorganization, extra-ordinary dividend of cash or other property, share combination, or recapitalization or similar event affecting the capital structure of the Company, the Committee or the Board shall make such substitutions or adjustments as it deems appropriate and equitable to (A) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under the Plan, (B) the various maximum limitations set forth in Sections 3.01 and 3.02 upon certain types of Awards and upon the grants to individuals of certain types of Awards, (C) the number and kind of Shares or other securities subject to outstanding Awards, and (D) the exercise price of outstanding Options and SARs. In the case of Corporate Transactions, such adjustments may include (1) the cancelation of outstanding Awards in exchange for payments of cash, property or a combination thereof having an aggregate value equal to the value of such Awards, as determined by the Committee or the Board in its sole discretion (it being understood that in the case of a Corporate Transaction with respect to which stockholders of Common Stock receive consideration other than publicly traded equity securities of the ultimate surviving entity, any such determination by the Committee that the value of an Option or SAR shall for this purpose be deemed to equal the excess, if any, of the value of the consideration being paid for each Share pursuant to such Corporate Transaction over the exercise price of such Option or SAR shall conclusively be deemed valid), provided, that in the event of the cancelation of such Awards pursuant to this clause (1), the Awards shall vest in full immediately prior to the consummation of such Corporate Transaction; (2) the substitution of other property (including cash or other securities of the Company and securities of entities other than the Company) for the Shares subject to outstanding Awards; and (3) in connection with any Disaffiliation, arranging for the assumption of Awards, or replacement of Awards with new awards based on other property or other securities (including other securities of the Company and securities of entities other than the Company), by the affected Subsidiary, Affiliate, or division or by the entity that controls such Subsidiary, Affiliate, or division following such Disaffiliation (as well as any corresponding adjustments to Awards that remain based upon Company securities). The Committee may adjust in its sole discretion the Performance Goals applicable to any Awards to reflect, to the extent applicable to such Performance Goals, any unusual or nonrecurring corporate item, transaction, event or development, including a Change in Control, or other extraordinary items affecting the Company, or any of its Affiliates, Subsidiaries, division or operating units, or the financial statements of the Company or any of its Affiliates, Subsidiaries, divisions or operating units, or impact of charges for restructurings, discontinued operations, changes in applicable rules, rulings,

regulations or other requirements of any governmental body or securities exchange, tax rules and regulations, accounting principles or law or business conditions, each as defined by generally accepted accounting principles or as identified in the Company's financial statements, notes to the financial statements, management's discussion and analysis or other of the Company's SEC filings, provided that in the case of Performance Goals applicable to any Qualified Performance-Based Awards, such adjustment does not violate Section 162(m) of the Code.

(b) Awards may, in the discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by the Company or any of its Subsidiaries or Affiliates or an entity acquired by the Company or any of its Subsidiaries or Affiliates or with which the Company or any of its Subsidiaries or Affiliates combines ("Substitute Awards"); provided, however, that in no event may any Substitute Award be granted in a manner that would violate the prohibitions on repricing of Options and SARs, as set forth in Section 5.03. The number of Shares underlying any Substitute Awards shall be counted against the maximum number of Shares in the first sentence of Section 3.01; provided, however, that Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding awards previously granted by an entity that is acquired by the Company or any of its Subsidiaries or Affiliates or with which the Company or any of its Subsidiaries or Affiliates combines shall not be counted against the maximum number of Shares in the first sentence of Section 3.01; provided further, however, that Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding stock options intended to qualify for special tax treatment under Sections 421 and 422 of the Code that were previously granted by an entity that is acquired by the Company or any of its Subsidiaries or Affiliates or with which the Company or any of its Subsidiaries or Affiliates combines shall be counted against the maximum aggregate number of Shares available for Incentive Stock Options under the Plan.

SECTION 3.05. Section 409A. Notwithstanding anything in the Plan to the contrary: (i) any adjustments made pursuant to Section 3.04 to Awards that are considered "deferred compensation" within the meaning of Section 409A of the Code shall be made in compliance with the requirements of Section 409A of the Code; (ii) any adjustments made pursuant to Section 3.04 to Awards that are not considered "deferred compensation" subject to Section 409A of the Code shall be made in such a manner as to ensure that after such adjustment, the Awards either (A) continue not to be subject to Section 409A of the Code or (B) comply with the requirements of Section 409A of the Code; and (iii) in any event, neither the Committee nor the Board shall have the authority to make any adjustments pursuant to Section 3.04 to the extent the existence of such authority would cause an Award that is not intended to be subject to Section 409A of the Code at the Grant Date to be subject thereto.

ARTICLE IV

Eligibility

Awards may be granted under the Plan to Eligible Individuals; provided, however, that Incentive Stock Options may be granted only to employees of the Company and its Subsidiaries or parent corporation (within the meaning of Section 424(f) of the Code); provided further that Options or SARs that are intended to be exempt from Section 409A of the Code may be granted only to Eligible Individuals who are providing services to the Company or any corporation or other entity as to which the Company is an "eligible issuer of service recipient stock" (within the meaning of Section 409A of the Code).

ARTICLE V

Options and Stock Appreciation Rights

SECTION 5.01. Types of Options. Options may be of two types: Incentive Stock Options and Nonqualified Options. The Award Agreement for an Option shall indicate whether the Option is intended to be an Incentive Stock Option or a Nonqualified Option.

SECTION 5.02. Nature of Stock Appreciation Rights. A SAR may be granted free-standing, in relation to an Option being granted at the same time as the SAR is granted, or in relation to an Option both which is not an Incentive Stock Option and which has been granted prior to the grant of the SAR. Upon the exercise of a SAR, the Participant shall be entitled to receive an amount in cash, Shares, or both, in value equal to the product of (i) the excess of the Fair Market Value of one Share over the exercise price of the applicable SAR, multiplied by (ii) the number of Shares in respect of which the SAR has been exercised. The applicable Award Agreement shall specify whether such payment is to be made in cash or Common Stock or both, or shall reserve to the Committee or the Participant the right to make that determination prior to or upon the exercise of the SAR.

SECTION 5.03. Exercise Price. The exercise price per Share subject to an Option or SAR shall be determined by the Committee and set forth in the applicable Award Agreement, and shall not be less than the Fair Market Value of a share of the Common Stock on the applicable Grant Date. Other than pursuant to Section 3.04, in no event shall the Committee be permitted to (i) lower the exercise price per Share of any outstanding Option or SAR after the date of grant; (ii) cancel an Option or SAR (at a time when the applicable exercise price per Share exceeds the Fair Market Value of the underlying Shares) in exchange for another Award (except in connection with a corporate transaction); (iii) take any action that would be treated as a repricing under generally accepted accounting principles; (iv) take any other action that has the same effect as clause (i), (ii) or (iii), unless such amendment, cancelation, or action is approved by the Company's stockholders or occurs in connection with a merger, acquisition, spin-off or similar corporate transaction. Unless otherwise determined by the Committee, any Option as to which a SAR is related shall no longer be exercisable to the extent the SAR has been exercised and the exercise of a stock option shall cancel any related SAR to the extent of such exercise.

SECTION 5.04. Term. The Term of each Option and each SAR shall be fixed by the Committee, but shall not exceed 10 years from the Grant Date, except with regard to any Nonqualified Option or SAR (except any SAR granted in relation to an Incentive Stock Option) in the case of death or Disability, as determined by the Committee and set forth in the applicable Award Agreement.

SECTION 5.05. Vesting and Exercisability. Except as otherwise provided herein, Options and SARs shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee, provided that in no event shall the normal vesting schedule of an Option or SAR provide that such Option or SAR vest prior to the first anniversary of the date of grant, except in the case of death or Disability, as determined by the Committee and set forth in the applicable Award Agreement. If the Committee provides that any Option or SAR will become exercisable only in installments, the Committee may at any time waive such installment exercise provisions, in whole or in part, based on such factors as the Committee may determine.

SECTION 5.06. Method of Exercise. The method of exercising Options and SARs shall be set forth in the applicable Award Agreement.

SECTION 5.07. Delivery; Rights of Stockholders. No Shares shall be delivered pursuant to the exercise of an Option until the exercise price therefore has been fully paid and applicable taxes have been withheld. The applicable Participant shall have all of the rights of a stockholder of the Company holding the class or series of Common Stock that is subject to the Option or SAR (including, if applicable, the right to vote the applicable Shares and the right to receive dividends), when the Participant (i) has given written notice of exercise, (ii) if requested, has given the representation described in Section 14.01 and (ii) in the case of an Option, has paid in full for such Shares.

SECTION 5.08. Nontransferability of Options and Stock Appreciation Rights. No Option or SAR shall be transferable by a Participant other than (i) by will or by the laws of descent and distribution, or (ii) in the case of a Nonqualified Option or SAR and solely as expressly permitted by the Committee, pursuant to a transfer to the Participant's family members, whether directly or indirectly or by means of a trust or partnership or otherwise. For purposes of the Plan, unless otherwise determined by the Committee, "family member" shall have the meaning given to such term in General Instructions A.1(a)(5) to Form S-8 under the Securities Act of 1933, as

amended, and any successor thereto. Option or SAR shall be exercisable, subject to the terms of the Plan, only by the applicable Participant, the guardian or legal representative of such Participant, or any person to whom such Option or SAR is permissibly transferred pursuant to this Section 5.08, it being understood that the term "Participant" includes such guardian, legal representative and other transferee; provided, however, that the term "Termination of Employment" shall continue to refer to the Termination of Employment of the original Participant.

ARTICLE VI

Restricted Stock

SECTION 6.01. Nature of Restricted Stock. Shares of Restricted Stock are actual Shares issued to a Participant, and shall be evidenced in such manner as the Committee may deem appropriate, including book-entry registration or stock certificates with such legends as the Committee shall specify. Notwithstanding anything in the Plan to the contrary, unless otherwise determined by the Committee or required by any applicable law, the Company shall not deliver to any Participant certificates evidencing Shares issued in connection with any Award and instead such Shares shall be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator).

SECTION 6.02. Terms and Conditions. Shares of Restricted Stock shall be subject to the following terms and conditions:

(a) The Committee may, prior to or at the time of grant, designate an Award of Restricted Stock as a Qualified Performance-Based Award, in which event it shall condition the grant or vesting, as applicable, of such Restricted Stock upon the attainment of Performance Goals. If the Committee does not designate an Award of Restricted Stock as a Qualified Performance-Based Award, it may also condition the grant or vesting thereof upon the attainment of Performance Goals. Regardless of whether an Award of Restricted Stock is a Qualified Performance-Based Award, the Committee may also condition the grant or vesting thereof upon the continued service of the applicable Participant. The conditions for grant or vesting and the other provisions of Restricted Stock Awards (including any applicable Performance Goals) need not be the same with respect to each recipient.

(b) Subject to the provisions of the Plan and the applicable Award Agreement, during the period, if any, set by the Committee, commencing with the date of such Restricted Stock Award for which such Participant's continued service is required (the "Restriction Period"), and until the later of (A) the expiration of the Restriction Period and (B) the date the applicable Performance Goals (if any) are satisfied, the Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Shares of Restricted Stock. Subject to the terms of the Plan, any Award of Restricted Stock shall be subject to vesting during the Restriction Period of at least three years following the date of grant, provided that a Restriction Period of at least one year following the date of grant is permissible if vesting is conditioned upon the achievement of Performance Goals, provided further, that up to five percent of Shares available for grant as Restricted Stock (together with all other Shares available for grant as Full-Value Awards) may be granted with a Restriction Period of at least one year following the date of grant regardless of whether vesting is conditioned upon the achievement of Performance Goals, and provided further that an Award may vest in part on a pro rata basis prior to the expiration of any Restriction Period.

(c) Except as provided in this Article VI and in the applicable Award Agreement, the applicable Participant shall have, with respect to the Shares of Restricted Stock, all of the rights of a stockholder of the Company holding the class or series of Common Stock that is the subject of the Restricted Stock, including, if applicable, the right to vote the Shares, provided, however, that unless otherwise determined by the Committee in the applicable Award Agreement, and subject to Section 409A of the Code and Section 14.05, (A) cash dividends on the class or series of Common Stock that is the subject of the Restricted Stock Award shall be automatically deferred and reinvested in additional Restricted Stock, held subject to the vesting of

the underlying Restricted Stock, and (B) subject to any adjustment pursuant to Section 3.04, dividends payable in Common Stock shall be paid in the form of Restricted Stock of the same class as the Common Stock with which such dividend was paid, held subject to the vesting of the underlying Restricted Stock. Furthermore, not withstanding any provision in the Plan to the contrary, unless otherwise specified by the Committee, in the case of a Restricted Stock Award the vesting of which is conditioned upon the achievement of Performance Goals, a Participant shall not be entitled to receive payment for dividends with respect to such Restricted Stock Award unless, until and except to the extent that the applicable Performance Goals are achieved or are otherwise deemed satisfied.

ARTICLE VII

Restricted Stock Units

SECTION 7.01. Nature of Awards. Restricted Stock Units are Awards denominated in Shares that will be settled, subject to the terms and conditions of the Restricted Stock Units, in an amount in cash, Shares, or both, based upon the Fair Market Value of a specified number of Shares.

SECTION 7.02. Terms and Conditions. Restricted Stock Units shall be subject to the following terms and conditions:

(a) The Committee may, in connection with the grant of Restricted Stock Units, designate them as Qualified Performance-Based Awards, in which event it shall condition the vesting thereof upon the attainment of Performance Goals. If the Committee does not designate Restricted Stock Units as Qualified Performance-Based Awards, it may also condition the vesting thereof upon the attainment of Performance Goals. Regardless of whether Restricted Stock Units are Qualified Performance-Based Awards, the Committee may also condition the vesting thereof upon the continued service of the Participant. The conditions for grant or vesting and the other provisions of Restricted Stock Awards (including any applicable Performance Goals) need not be the same with respect to each recipient. An Award of Restricted Stock Units shall be settled as and when the Restricted Stock Units vest or at a later time specified by the Committee or in accordance with an election of the Participant, if the Committee so permits.

(b) Subject to the provisions of the Plan and the applicable Award Agreement, during the period, if any, set by the Committee, commencing with the date of such Restricted Stock Units Award for which such Participant's continued service is required (the "Restriction Period"), and until the later of (A) the expiration of the Restriction Period and (B) the date the applicable Performance Goals (if any) are satisfied, the Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Restricted Stock Units. Subject to the terms of the Plan, any Restricted Stock Unit Awards shall be subject to vesting during the Restriction Period of at least three years following the date of grant, provided that a Restriction Period of at least one year following the date of grant is permissible if vesting is conditioned upon the achievement of Performance Goals, provided further, that up to five percent of Shares available for grant as Restricted Stock Units (together with all other Shares available for grant as Full-Value Awards) may be granted with a Restriction Period of at least one year following the date of grant regardless of whether vesting is conditioned upon the achievement of Performance Goals, and provided further that a Restricted Stock Unit Award may vest in part on a pro rata basis prior to the expiration of any Restriction Period.

ARTICLE VIII

Performance Units.

Performance Units may be issued hereunder to Eligible Individuals, for no cash consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other Awards granted under the Plan. The Performance Goals to be achieved during any Performance Period and the length of the Performance Period shall be determined by the Committee upon the grant of each Performance Unit, provided that the Performance Period shall be no less than one year following the date of grant. The Committee may, in

connection with the grant of Performance Units, designate them as Qualified Performance-Based Awards. The conditions for grant or vesting and the other provisions of Performance Units (including any applicable Performance Goals) need not be the same with respect to each recipient. Performance Units may be paid in cash, Shares, other property or any combination thereof, in the sole discretion of the Committee at the time of payment. The performance levels to be achieved for each Performance Period and the amount of the Award to be distributed shall be conclusively determined by the Committee. Performance Units may be paid in a lump sum or in installments following the close of the Performance Period. The maximum value of the property, including cash, which may be paid or distributed to any Participant pursuant to a grant of Performance Units made in any one calendar year shall be $10,000,000.

ARTICLE IX

Other Stock-Based Awards

Other Stock-Based Awards may be granted under the Plan, provided that any Other Stock-Based Awards that are Awards of Common Stock that are unrestricted shall only be granted in lieu of other compensation due and payable to the Participant. Subject to the terms of the Plan, any Other Stock-Based Award that is a Full-Value Award shall be subject to vesting during a Restriction Period of at least three years following the date of grant, provided that a Restriction Period of at least one year following the date of grant is permissible if vesting is conditioned upon the achievement of Performance Goals, provided further, that up to five percent of Shares available for grant as Other Stock-Based Awards that are Full-Value Awards (together with all other Shares available for grant as Full-Value Awards) may be granted with a Restriction Period of at least one year following the date of grant regardless of whether vesting is conditioned upon the achievement of Performance Goals, and provided further that an Other Stock-Based Award that is a Full-Value Award may vest in part on a pro rata basis prior to the expiration of any Restriction Period.

ARTICLE X

Change in Control Provisions

SECTION 10.01. Impact of Event. Unless otherwise provided in the applicable Award Agreement, notwithstanding any other provision of this Plan to the contrary, in the event of a Change in Control (as herein defined) unless Awards are assumed, converted or replaced, such Awards shall vest immediately prior to such Change in Control. Unless otherwise provided in the applicable Award Agreement, upon a Participant's Termination of Employment, during the 24-month period following a Change in Control, (x) by the Company other than for Cause or Disability or (y) for Participants who are participants in the NCR Change in Control Severance Plan (the "CIC Severance Plan"), for Participants who are covered by an NCR severance plan, policy or guidelines ("Severance Policy") at a level that provides the Participant with the opportunity to resign for "good reason," and for other Participants to the extent set forth in an Award Agreement, by the Participant for Good Reason (as herein defined):

(a) any Options and SARs outstanding as of such Termination of Employment which were outstanding as of the date of such Change in Control shall be fully exercisable and vested and shall remain exercisable until the later of (A) the last date on which such Option or SAR would be exercisable in the absence of this Section 10.01 and (B) the first anniversary of such Termination of Employment, provided that in no event shall the Option or SAR be exercisable beyond the expiration of the Term of such Option or SAR;

(b) the restrictions and deferral limitations applicable to any Restricted Stock shall lapse, and such Restricted Stock outstanding as of such Termination of Employment which were outstanding as of the date of such Change in Control shall become free of all restrictions and become fully vested and transferable; and

(c) all Restricted Stock Units outstanding as of such Termination of Employment which were outstanding as of the date of such Change in Control shall be considered to be earned and payable in full,

and any deferral or other restriction shall lapse and such Restricted Stock Units shall be settled as promptly as is practicable in (subject to Section 3.04) the form set forth in the applicable Award Agreement.

For purposes of this Article X, "Good Reason" means if the Participant is a participant in the CIC Severance Plan or is subject to the Severance Policy, "Good Reason" as defined in the CIC Severance Plan or the Severance Policy, as applicable, or, if the Participant is not a participant in the CIC Severance Plan or the Severance Policy, as applicable, "Good Reason" as defined in any Individual Agreement or Award Agreement to which the applicable Participant is a party.

Notwithstanding any provision of this Article X to the contrary, unless otherwise provided in the applicable Award Agreement, if any amount payable pursuant to an Award constitutes "deferred compensation" within the meaning of Section 409A of the Code, in the event of a Change in Control that does not qualify as an event described in Section 409A(a)(2)(A)(v) of the Code, such Award (and any other Awards that constitute deferred compensation that vested prior to the date of such Change in Control but are outstanding as of such date) shall not be settled until the earliest permissible payment event under Section 409A of the Code following such Change in Control.

SECTION 10.02. Definition of Change in Control. Unless otherwise provided in the applicable Award Agreement, for purposes of the Plan, a "Change in Control" shall mean any of the following events:

(a) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 30% or more of either (a) the then outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (b) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change in Control: (A) any acquisition directly from the Company, (B) any acquisition by the Company, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, or (d) any acquisition pursuant to a transaction which complies with clauses (A), (B) and (C) of subsection (c) of this Section 10.02; or

(b) Individuals who, as of the date of the Plan, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date of the Plan whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(c) Consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the acquisition of assets of another entity (a "Corporate Transaction"), in each case, unless, following such Corporate Transaction, (A) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Corporate Transaction beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Corporate Transaction (including a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be; (B) no Person (excluding any employee benefit plan (or related trust) of the Company or such corporation

resulting from such Corporate Transaction) beneficially owns, directly or indirectly, 30% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Corporate Transaction or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Corporate Transaction; and (C) at least a majority of the members of the board of directors of the corporation resulting from such Corporate Transaction were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Corporate Transaction; or

(d) Approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

ARTICLE XI

Qualified Performance-Based Awards; Section 16(b)

(a) Notwithstanding anything in the Plan to the contrary, if at the time an Award is granted to a Participant who is, or is likely to be (based on the Committee's determination), as of the end of the tax year in which the Company would qualify for a tax deduction in connection with such Award, a "covered employee" within the meaning of Section 162(m)(3) of the Code (each such Participant, a "Covered Employee"), and the Committee determines that it wishes such Award to qualify for the Section 162(m) Exemption, then the Committee may, in its sole and plenary discretion, provide that this Article XI is applicable to such Award.

(b) Any Award granted hereunder that the Committee has determined will be subject to this Article XI in accordance with Section 11(a) above shall be considered a Qualified Performance-Based Award, the terms of any such Award (and of the grant thereof) shall be consistent with such designation and the Plan shall be interpreted and operated consistent with that intention (including to require that such Award be granted by a committee composed solely of members who satisfy the requirements for being "outside directors" for purposes of the Section 162(m) Exemption ("Outside Directors")). When granting any Qualified Performance-Based Award other than an Option or SAR, within 90 days after the commencement of a Performance Period or, if earlier, by the expiration of 25% of a Performance Period, the Committee will designate one or more Performance Periods, determine the Participants for the Performance Periods and establish the Performance Goals for the Performance Periods.

(c) Each Qualified Performance-Based Award, with the exception of Options and SARs, shall be earned, vested and payable (as applicable) only upon the achievement of one or more Performance Goals, together with the satisfaction of any other conditions, such as continued employment, as the Committee may determine to be appropriate.

(d) The Committee may refuse to issue or transfer any Shares or other consideration under an Award if, acting in its sole and plenary discretion, it determines that the issuance or transfer of such Shares or such other consideration might violate any applicable law or regulation or entitle the Company to recover the same under the short-swing recovery rules of Section 16(b) of the Exchange Act, and any payment tendered to the Company by a Participant, other holder or beneficiary in connection with the exercise or vesting of such Award shall be promptly refunded to the relevant Participant, holder or beneficiary.

ARTICLE XII

Term, Amendment and Termination

SECTION 12.01. Effectiveness. The Plan shall be effective on the date it is approved by the holders of at least a majority of outstanding shares of the Company at a duly constituted meeting of the stockholders of the Company (the "Effective Date"). The 2006 Plan was adopted by the Board on February 28, 2006, and became effective as of the date it was approved by the holders of a majority of the outstanding shares of the Company.

On December 31, 2008, the 2006 Plan was amended and restated in its entirety in order to comply with Section 409A of the Code. On February 22, 2011, the Board approved the 2011 Plan, which became effective and replaced and superseded the 2006 Plan as of the date it was approved by the holders of a majority of the outstanding shares of the Company.

SECTION 12.02. Termination. The Plan will terminate on the 10th anniversary of the Effective Date. Awards outstanding as of such date shall not be affected or impaired by the termination of the Plan.

SECTION 12.03. Amendment of Plan. The Board may amend, alter, or discontinue the Plan, but no amendment, alteration or discontinuation shall be made which would materially impair the rights of the Participant with respect to a previously granted Award without such Participant's consent, except such an amendment made to comply with applicable law, including Section 409A of the Code, stock exchange rules or accounting rules. In addition, no such amendment shall be made without the approval of the Company's stockholders to the extent such approval is required by applicable law or the listing standards of the Applicable Exchange.

SECTION 12.04. Amendment of Awards. Subject to Section 5.03, the Committee may unilaterally amend the terms of any Award theretofore granted, but no such amendment shall without the Participant's consent materially impair the rights of any Participant with respect to an Award, except such an amendment made to cause the Plan or Award to comply with applicable law, stock exchange rules or accounting rules.

ARTICLE XIII

Unfunded Status of Plan

It is presently intended that the Plan constitute an "unfunded" plan for incentive and deferred compensation. The Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Common Stock or make payments; provided, however, that unless the Committee otherwise determines, the existence of such trusts or other arrangements is consistent with the "unfunded" status of the Plan.

ARTICLE XIV

General Provisions

SECTION 14.01. Conditions for Issuance. The Committee may require each person purchasing or receiving Shares pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the Shares without a view to the distribution thereof. The certificates for such Shares, if applicable, may include any legend which the Committee deems appropriate to reflect any restrictions on transfer. Notwithstanding any other provision of the Plan or any Award Agreement, the Company shall not be required to issue or deliver any certificate or certificates for Shares under the Plan.

SECTION 14.02. Additional Compensation Arrangements. Nothing contained in the Plan shall prevent the Company or any Subsidiary or Affiliate from adopting other or additional compensation arrangements for its employees.

SECTION 14.03. No Contract of Employment. The Plan shall not constitute a contract of employment, and adoption of the Plan shall not confer upon any employee any right to continued employment, nor shall it interfere in any way with the right of the Company or any Subsidiary or Affiliate to terminate the employment of any employee at any time.

SECTION 14.04. Required Taxes. No later than the date as of which an amount first becomes includible in the gross income of a Participant for federal, state, local or foreign income or employment or other tax

purposes with respect to any Award under the Plan, such Participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such amount, up to the Participant's minimum required tax withholding rate (or such other rate that will not trigger a negative accounting impact). Unless otherwise determined by the Company, withholding obligations may be settled with Common Stock, including Common Stock that is part of the Award that gives rise to the withholding requirement. The obligations of the Company under the Plan shall be conditional on such payment or arrangements, and the Company and its Subsidiaries and Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to such Participant. The Committee may establish such procedures as it deems appropriate, including making irrevocable elections, for the settlement of withholding obligations with Common Stock. For purposes of calculating compensation income and withholding for transactions that settle in Common Stock, the Company shall use the closing price of a Share on the Applicable Exchange on the trading date immediately preceding the distribution date of the Common Stock.

SECTION 14.05. Limitation on Dividends, No Rights as Stockholder. Reinvestment of dividends in additional Restricted Stock at the time of any dividend payment shall only be permissible if sufficient Shares are available under Article III for such reinvestment or payment (taking into account then outstanding Awards). Subject to the terms of the Plan and the requirements of Section 409A of the Code, in the event that sufficient Shares are not available for such reinvestment or payment, such reinvestment or payment shall be made in the form of a grant of Restricted Stock Units equal in number to the Shares that would have been obtained by such payment or reinvestment, the terms of which Restricted Stock Units shall provide for settlement in cash and for dividend equivalent reinvestment in further Restricted Stock Units on the terms contemplated by this Section 14.05. Except as otherwise expressly provided in the Plan, no Participant or holder or beneficiary of any Award shall have any rights as a stockholder (including, if applicable, the right to vote the applicable Shares and the right to receive dividends) with respect to any Shares to be distributed under the Plan unless and until he or she has become a holder of such Shares.

SECTION 14.06. Designation of Death Beneficiary. The Committee shall establish such procedures as it deems appropriate for a Participant to designate a beneficiary to whom any amounts payable in the event of such Participant's death are to be paid or by whom any rights of such Eligible Individual, after such Participant's death, may be exercised.

SECTION 14.07. Subsidiary Employees. In the case of a grant of an Award to any employee of a Subsidiary of the Company, the Company may, if the Committee so directs, issue or transfer the Shares, if any, covered by the Award to the Subsidiary, for such lawful consideration as the Committee may specify, upon the condition or understanding that the Subsidiary will transfer the Shares to the employee in accordance with the terms of the Award specified by the Committee pursuant to the provisions of the Plan. All Shares underlying Awards that are forfeited or cancelled should revert to the Company.

SECTION 14.08. Governing Law and Interpretation. The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Maryland, without reference to principles of conflict of laws. The captions of the Plan are not part of the provisions hereof and shall have no force or effect.

SECTION 14.09. Non-Transferability. Except as otherwise provided in Section 5.07 or by the Committee, Awards under the Plan are not transferable except by will or by laws of descent and distribution.

SECTION 14.10. Foreign Employees and Foreign Law Considerations. The Committee may grant Awards to Eligible Individuals who are foreign nationals, who are located outside the United States or who are not compensated from a payroll maintained in the United States, or who are otherwise subject to (or could cause the Company to be subject to) legal or regulatory provisions of countries or jurisdictions outside the United States, on such terms and conditions different from those specified in the Plan as may, in the judgment of the

Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan, and, in furtherance of such purposes, the Committee may make such modifications, amendments, procedures, or subplans as may be necessary or advisable to comply with such legal or regulatory provisions.

SECTION 14.11. Deferrals. Subject to the requirements of Section 409A of the Code, the Committee shall be authorized to establish procedures pursuant to which the payment of any Award may be deferred, including, subject to the provisions of the Plan (including Section 14.05) and the provisions of the applicable Award Agreement, any interest or dividends, or interest or dividend equivalents, with respect to the number of Shares covered by the Award, as determined by the Committee, in its sole discretion.

SECTION 14.12. Compliance with Section 409A of the Code. Awards granted under the Plan shall be designed and administered in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A of the Code. To the extent that the Committee determines that any Award granted under the Plan is subject to Section 409A of the Code, the Award Agreement shall incorporate the terms and conditions necessary to avoid the imposition of an additional tax under Section 409A of the Code upon a Participant. Notwithstanding any other provision of the Plan or any Award Agreement (unless the Award Agreement provides otherwise with specific reference to this Section): (i) an Award shall not be granted, deferred, accelerated, extended, paid out, settled, substituted or modified under the Plan in a manner that would result in the imposition of an additional tax under Section 409A of the Code upon a Participant; and (ii) if an Award constitutes "deferred compensation" within the meaning of Section 409A of the Code, and if the Participant holding the Award is a "specified employee" (as defined by Section 409A of the Code, with such classification to be determined in accordance with the methodology established by the Company), no distribution or payment of any amount shall be made before a date that is six months following the date of such Participant's "separation from service" (as defined by Section 409A of the Code) or, if earlier, the date of the Participant's death. Although the Company intends to administer the Plan so that Awards will be exempt from, or will comply with, the requirements of Section 409A of the Code, the Company does not warrant that any Award under the Plan will qualify for favorable tax treatment under Section 409A of the Code or any other provision of federal, state, local, or non-United States law. Neither the Company, its Subsidiaries or Affiliates, nor their respective directors, officers, employees or advisers shall be liable to any Participant (or any other individual claiming a benefit through the Participant) for any tax, interest, or penalties the Participant might owe as a result of the grant, holding, vesting, exercise, or payment of any Award under the Plan.

SECTION 14.13. Clawback. Notwithstanding anything in the Plan to the contrary, unless otherwise provided in the applicable Award Agreement, any Award granted under the Plan shall be cancelled if the Participant, without the consent of the Company, violates any policy adopted by the Company or, if applicable, any one of its Subsidiaries or Affiliates, relating to the recovery of compensation granted, paid, delivered, awarded or otherwise provided to any Participant by the Company or, if applicable, any one of its Subsidiaries or Affiliates, as such policy is in effect on the date of grant of the applicable Award, or, to the extent necessary to address the requirements of applicable law (including Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as codified in Section 10D of the Exchange Act, Section 304 of the Sarbanes-Oxley Act of 2002 or any other applicable law), as may be amended from time to time.

SECTION 14.14. Construction. All references to the Plan to "*Section*", "*Sections*", or "*Article*" are intended to refer to the Section, Sections or Article, as the case may be, of the Plan. As used in the Plan, the words "*include*" and "*including*", and variations thereof, shall not be deemed to be terms of limitation, but shall be deemed to be followed by the words "*without limitation*", except as expressly provided, and the word "*or*" shall not be deemed to be exclusive.

NCR CORPORATION

ISRAELI APPENDIX
TO
2013 STOCK INCENTIVE PLAN

1. Special Provisions for Persons who are Israeli Taxpayers

1.1 This Appendix (the "**Appendix**") to NCR Corporation's 2013 Stock Incentive Plan (the "**Plan**") is made and entered effective as of the Effective Date of the Plan. The provisions specified hereunder shall form an integral part of the Plan.

1.2 The provisions specified hereunder apply only to persons who are subject to taxation by the State of Israel with respect to the Award.

1.3 This Appendix applies with respect to the Award under the Plan. The purpose of this Appendix is to establish certain rules and limitations applicable to the Award that may be granted under the Plan to Eligible Individuals from time to time, in compliance with the securities and other applicable laws currently in force in the State of Israel. Except as otherwise provided by this Appendix, all grants made pursuant to this Appendix shall be governed by the terms of the Plan. This Appendix is applicable only to grants made after the Effective Date. This Appendix complies with, and is subject to the ITO (as define below) and Section 102 (as defined below).

1.4 The Plan and this Appendix shall be read together. In any case of contradiction, whether explicit or implied, between the provisions of this Appendix and the Plan, the provisions of this Appendix shall govern.

2. Definitions.

Capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Plan. The following additional definitions will apply to grants made pursuant to this Appendix:

"**3(i) Award**" means an Award that is subject to taxation pursuant to Section 3(i) of the ITO which has been granted to any person who is NOT an Eligible 102 Participant.

"**102 Capital Gains Track**" means the tax track set forth in Section 102(b)(2) or Section 102(b)(3) of the ITO, as the case may be.

"**102 Capital Gains Track Grant**" means a 102 Trustee Grant qualifying for the special tax treatment under the 102 Capital Gains Track.

"**102 Earned Income Track**" means the tax track set forth in Section 102(b)(1) of the ITO.

"**102 Earned Income Track Grant**" means a 102 Trustee Grant qualifying for the ordinary income tax treatment under the 102 Earned Income Track.

"**102 Trustee Grant**" means an Award granted pursuant to Section 102(b) of the ITO and held in trust by a Trustee for the benefit of the Eligible 102 Participant, and includes 102 Capital Gains Track Grants or 102 Earned Income Track Grants.

"**Affiliate**" means any affiliate that is an "employing company" within the meaning of Section 102(a) of the ITO.

"**Controlling Shareholder**" as defined under Section 32(9) of the ITO.

"**Election**" means the Company's election of the type (i.e., between 102 Capital Gains Track or 102 Earned Income Track) of 102 Trustee Grants that it will make under the Plan, as filed with the ITA.

"**Eligible 102 Participant**" means an individual employed by an Israeli resident Affiliate or an individual who is serving as a director of an Israeli resident Affiliate, who is not a Controlling Shareholder.

"**ITA**" means the Israeli Tax Authority.

"**ITO**" means the Israeli Income Tax Ordinance (New Version), 5721-1961 and the rules, regulations, orders or procedures promulgated thereunder and any amendments thereto, including specifically the ITO Rules, all as may be amended from time to time.

"**ITO Rules**" means the Income Tax Rules (Tax Benefits in Share Issuance to Employees), 5763-2003.

"**Non-Trustee Grant**" means an Award granted to an Eligible 102 Participant pursuant to Section 102(c) of the ITO.

"**Required Holding Period**" means the requisite period prescribed by Section 102 and the ITO Rules, or such other period as may be required by the ITA, with respect to 102 Trustee Grants, during which Award granted by the Company and the Share issued upon the exercise or vesting of the Award must be held by the Trustee for the benefit of the person to whom it was granted. As of the Effective Date, the Required Holding Period for 102 Capital Gains Track Grants is 24 months from the date the Award is granted, provided that all the conditions set forth in Section 102 and related regulations have been fulfilled.

"**Section 102**" means the provisions of Section 102 of the ITO, as amended from time to time.

"**Trustee**" means a person or entity designated by the Board or the Committee to serve as a trustee and/or supervising trustee and approved by the ITA in accordance with the provisions of Section 102(a) of the ITO.

"**Trust Agreement**" means the agreement(s) between the Company and the Trustee regarding Award granted under this Appendix, as in effect from time to time.

3. Types of Grants and Section 102 Election.

3.1 Grants of Award made pursuant to Section 102, shall be made pursuant to either (a) Section 102(b)(2) or Section 102(b)(3) of the ITO as the case may be, as 102 Capital Gains Track Grants, or (b) Section 102(b)(1) of the ITO as 102 Earned Income Track Grants. The Company's Election regarding the type of 102 Trustee Grant it elects to make shall be filed with the ITA before any grant is made pursuant to such Election in accordance with Section 102. Once the Company has filed such Election, it may change the type of 102 Trustee Grant that it elects to make only after the lapse of at least 12 months from the end of the calendar year in which the first grant was made pursuant to the previous Election, in accordance with Section 102. For the avoidance of doubt, such Election shall not prevent the Company from granting Non-Trustee Grants to Eligible 102 Participants at any time.

3.2 Eligible 102 Participants may receive only 102 Trustee Grants or Non-Trustee Grants under this Appendix. Eligible Individuals who are not Eligible 102 Participants may be granted only 3(i) Award under this Appendix.

3.3 No 102 Trustee Grants may be made effective pursuant to this Appendix until 30 days after the requisite filings required by the ITO and the ITO Rules have been filed with the ITA.

3.4 The Award agreement or documents evidencing the Award granted or Share issued pursuant to the Plan and this Appendix shall indicate whether the grant is a 102 Trustee Grant, a Non-Trustee Grant or a 3(i) Grant; and, if the grant is a 102 Trustee Grant, whether it is a 102 Capital Gains Track Grant or a 102 Earned Income Track Grant.

4. Terms And Conditions of 102 Trustee Grants.

4.1 Each 102 Trustee Grant will be deemed granted on the date stated in the applicable Board or Committee resolution (as applicable), in accordance with the provisions of Section 102 and the Trust Agreement.

4.2 Each 102 Trustee Grant granted to an Eligible 102 Participant shall be held by the Trustee and each certificate for Share acquired pursuant to a 102 Trustee Grant shall be issued to and registered in the name of a Trustee and shall be held in trust for the benefit of the Eligible 102 Participant for the Required Holding Period. After termination of the Required Holding Period, the Trustee may release such Award and any such Share, provided that (i) the Trustee has received an acknowledgment from the ITA that the Eligible 102 Participant has paid any applicable tax due pursuant to the ITO; or (ii) the Trustee and/or the Company withhold any applicable tax due pursuant to the ITO. The Trustee shall not release any 102 Award or Share issued thereunder and held by it prior to the full payment of the Eligible 102 Participant's tax liabilities.

4.3 Each 102 Trustee Grant (whether a 102 Capital Gains Track Grant or a 102 Earned Income Track Grant, as applicable) shall be subject to the relevant terms of Section 102 and the ITO, which shall be deemed an integral part of the 102 Trustee Grant and shall prevail over any term contained in the Plan, this Appendix or any Award agreement that is not consistent therewith. Any provision of the ITO and any approvals by the ITA not expressly specified in this Appendix or any document evidencing a grant that are necessary to receive or maintain any tax benefit pursuant to Section 102 shall be binding on the Eligible 102 Participant. The Trustee and the Eligible 102 Participant granted a 102 Trustee Grant shall comply with the ITO, and the terms and conditions of the Trust Agreement entered into between the Company and the Trustee. For avoidance of doubt, it is reiterated that compliance with the ITO specifically includes compliance with the ITO Rules. Further, the Eligible 102 Participant agrees to execute any and all documents which the Company or the Trustee may reasonably determine to be necessary in order to comply with the provision of any applicable law, and, particularly, Section 102.

4.4 During the Required Holding Period, the Eligible 102 Participant shall not require the Trustee to release or sell the Award or Share and other share received subsequently following any realization of rights derived from Award or Share (including stock dividends) to the Eligible 102 Participant or to a third party, unless permitted to do so by applicable law. Notwithstanding the foregoing, the Trustee may, pursuant to a written request and subject to applicable law, release and transfer such Share to a designated third party, provided that both of the following conditions have been fulfilled prior to such transfer: (i) all taxes required to be paid upon the release and transfer of the Share have been withheld for transfer to the ITA; and (ii) the Trustee has received written confirmation from the Company that all requirements for such release and transfer have been fulfilled according to the terms of the Company's corporate documents, the Plan, this Appendix, any applicable agreement and any applicable law. To avoid doubt, such sale or release during the Required Holding Period will result in different tax ramifications to the Eligible 102 Participant under Section 102 of the ITO and the ITO Rules and/or any other regulations or orders or procedures promulgated thereunder, which shall apply to and shall be borne solely by such Eligible 102 Participant.

4.5 In the event a stock dividend is declared and/or additional rights are granted with respect to Share which were issued upon an exercise or vesting of an Award granted as 102 Trustee Grants, such dividend and/or rights shall also be subject to the provisions of this Section 4 and the Required Holding Period for such stock dividend and/or rights shall be measured from the commencement of the Required Holding Period for the Award with respect to which the dividend was declared and/or rights granted. In the event of a cash dividend on Award or a Share, the Trustee shall deduct all taxes and mandatory payments from the dividend proceeds in compliance with applicable withholding requirements before transferring the dividend proceeds to the Eligible 102 Participant.

4.6 If an Award which is granted as a 102 Trustee Grant is exercised or vests during the Required Holding Period, the Share issued upon such exercise or vesting shall be issued in the name of the Trustee for the benefit of the Eligible 102 Participant. If such Share is issued after the Required Holding Period has lapsed, the Share

issued upon such exercise or vesting shall, at the election of the Eligible 102 Participant, either (i) be issued in the name of the Trustee, or (ii) be transferred to the Eligible 102 Participant directly, provided that the Eligible 102 Participant first complies with all applicable provisions of the Plan, this Appendix and Section 102 and pays all taxes which apply on the Share or to such transfer of Share.

4.7 To avoid doubt, notwithstanding anything to the contrary in the Plan, this Appendix and/or any Award agreement, no grant qualifying as a 102 Trustee Grant shall be substituted for payment in cash or any other form of consideration, including Award or Share, in the absence of an explicit approval of the ITA in advance for such substitution.

5. Assignability.

As long as Award or Share are held by the Trustee on behalf of the Eligible 102 Participant, all rights of the Eligible 102 Participant over the Award or Share are personal, can not be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution.

6. Tax Consequences.

6.1 Any tax consequences arising from the grant or exercise or vesting of any Award, from the payment for Shares covered thereby, or from any other event or act (of the Company, and/or its Affiliates, and the Trustee or the Eligible Individual), hereunder, shall be borne solely by the Eligible Individual. The Company and/or its Affiliates, and/or the Trustee shall be entitled to withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Eligible Individual shall agree to indemnify the Company and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Eligible Individual. The Company or any of its Affiliates and the Trustee may make such provisions and take such steps as it may deem necessary or appropriate for the withholding of all taxes required by law to be withheld with respect to Award granted under the Plan and this Appendix and the exercise or vesting or sale thereof, including, but not limited, to (i) deducting the amount so required to be withheld from any other amount then or thereafter payable to an Eligible Individual, and/or (ii) requiring an Eligible Individual to pay to the Company or any of its Affiliates the amount so required to be withheld as a condition of the issuance, delivery, distribution or release of any Share, and/or (iii) by causing the exercise of an Award and/or the sale of Share held by or on behalf of an Eligible Individual to cover such liability, up to the amount required to satisfy minimum statuary withholding requirements. In addition, the Eligible Individuals will be required to pay any amount which exceeds the tax to be withheld and remitted to the tax authorities, pursuant to applicable tax laws, regulations and rules.

6.2 With respect to Non-Trustee Grants, if the Eligible 102 Participant ceases to be employed by the Company or any Affiliate, the Eligible 102 Participant shall extend to the Company and/or its Affiliate a security or guarantee for the payment of tax due at the time of sale of Share to the satisfaction of the Company, all in accordance with the provisions of Section 102 of the ITO and the ITO Rules.

7. Governing Law and Jurisdiction.

Notwithstanding any other provision of the Plan, with respect to Eligible Individuals subject to this Appendix, the Plan and all instruments issued thereunder or in connection therewith shall be governed by, and interpreted in accordance with, the laws of the State of Israel applicable to contracts made and to be performed therein.

8. Securities Laws.

Without derogation from any provisions of the Plan, all grants pursuant to this Appendix shall be subject to compliance with the Israeli Securities Law, 1968, and the rules and regulations promulgated thereunder.

* * * * * * *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

Commission File Number 001-00395

NCR CORPORATION
(Exact name of registrant as specified in its charter)

Maryland	**31-0387920**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3097 Satellite Boulevard
Duluth, GA 30096
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (937) 445-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant as of June 30, 2012, was approximately $3.6 billion. As of February 12, 2013, there were approximately 163.7 million shares of common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III: Portions of the Registrant's Definitive Proxy Statement for its Annual Meeting of Stockholders to be filed pursuant to Regulation 14A within 120 days after the Registrant's fiscal year end of December 31, 2012 are incorporated by reference into Part III of this Report.

TABLE OF CONTENTS

Item	Description	Page
	Forward-Looking Statements	i
	PART I	
1.	Business	1
1A.	Risk Factors	9
1B.	Unresolved Staff Comments	18
2.	Properties	19
3.	Legal Proceedings	19
4.	Mine Safety Disclosures	19
	PART II	
5.	Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	20
6.	Selected Financial Data	22
7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	23
7A.	Quantitative and Qualitative Disclosures about Market Risk	44
8.	Financial Statements and Supplementary Data	46
9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	106
9A.	Controls and Procedures	106
9B.	Other Information	107
	PART III	
10.	Directors, Executive Officers and Corporate Governance	108
11.	Executive Compensation	108
12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	108
13.	Certain Relationships and Related Transactions and Director Independence	108
14.	Principal Accountant Fees and Services	108
	PART IV	
15.	Exhibits and Financial Statement Schedule	109

This Report contains trademarks, service marks, and registered marks of NCR Corporation and its subsidiaries, and other companies, as indicated.

FOWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements use words such as "seek," "potential," "expect," "strive," "continue," "continuously," "accelerate," "anticipate," "outlook," "intend," "plan," "target," "believe," "estimate," "forecast," "pursue," and other similar expressions or future or conditional verbs such as "will," "should," "would" and "could". They include statements as to our anticipated or expected results; future financial performance; projections of revenue, profit growth and other financial items; discussion of strategic initiatives and related actions; comments about our future economic performance; comments about future market or industry performance; and beliefs, expectations, intentions, and strategies, among other things. Forward-looking statements are based on management's current beliefs, expectations and assumptions and involve a number of known and unknown risks and uncertainties, many of which are outside our control. These forward-looking statements are not guarantees of future performance, and there are a number of factors, risks and uncertainties including those listed in Item 1A "Risk Factors," and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," of this Annual Report on Form 10-K, that could cause actual outcomes and results to differ materially from the results contemplated by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements after the filing date of this Annual Report on Form 10-K, whether as a result of new information, future events or otherwise.

[THIS PAGE INTENTIONALLY LEFT BLANK]

PART I

Item 1. BUSINESS

General

NCR Corporation and its subsidiaries (NCR or the Company, also referred to as "we", "us" or "our") provide technology and services that help businesses connect, interact and transact with their customers.

Businesses

NCR Corporation is a leading global technology company that provides innovative products and services that enable businesses to connect, interact and transact with their customers and enhance their customer relationships by addressing consumer demand for convenience, value and individual service. Our portfolio of self-service and assisted-service solutions serve customers in the financial services, retail, hospitality, travel, telecommunications and technology industries and include automated teller machines (ATMs), self-service kiosks and point of sale devices (POS), as well as software applications that can be used by consumers to enable them to interact with businesses from their computer or mobile device. We complement these product solutions by offering a complete portfolio of services to support both NCR and third party solutions. We also resell third-party networking products and provide related service offerings in the telecommunications and technology sectors.

Industries Served

NCR provides specific solutions for customers in a range of industries such as financial services, retail, hospitality, travel, telecommunications and technology. NCR's solutions are built on a foundation of long-established industry knowledge and consulting expertise, value-added software and hardware technology, global customer support services, and a complete line of business consumables and specialty media products.

Company History

NCR was originally incorporated in 1884 and was a publicly traded company on the New York Stock Exchange prior to its merger with a wholly-owned subsidiary of AT&T Corp. (AT&T) on September 19, 1991. Subsequently, on December 31, 1996, AT&T distributed all of its interest in NCR to its stockholders. NCR common stock is listed on the New York Stock Exchange and trades under the symbol "NCR".

On September 30, 2007, NCR completed the spin-off of its Teradata Data Warehousing business through the distribution of a tax-free stock dividend to its stockholders. NCR distributed one share of common stock of Teradata Corporation (Teradata) for each share of NCR common stock to NCR stockholders of record as of the close of business on September 14, 2007.

Significant Transactions

On June 22, 2012, we completed the disposition of our Entertainment business to Redbox Automated Retail, LLC ("Redbox") for cash consideration of $100 million pursuant to an Asset Purchase Agreement dated February 3, 2012 and amended as of June 22, 1012 between NCR and Redbox.

On September 17, 2012, we completed the offering of $600 million aggregate principal amount of 5.00% senior unsecured notes due in 2022. The net proceeds of $592 million from this offering were used for a $500 million discretionary contribution to the U.S. qualified pension plan during the third quarter of 2012 and a subsequent $100 million discretionary contribution to the U.S. qualified pension plan made during the fourth quarter of 2012. In the third quarter of 2012, we also offered a voluntary lump sum payment option to certain former employees who were deferred vested participants of the U.S. qualified pension plan who had not yet started monthly payments of their pension benefit. We completed the voluntary lump sum payment offer during the fourth quarter of 2012, and recorded a $119 million settlement charge in connection with the offer.

Form 10-K

On November 28, 2012, we entered into a definitive Agreement and Plan of Merger to acquire Retalix, Ltd. (Retalix), a leading global provider of innovative retail software and services for a cash purchase price of $30.00 per Retalix share, representing an aggregate cash purchase price of approximately $800 million or approximately $650 million, net of cash acquired. In December 2012, following the announcement of the Retalix acquisition, we completed the offering of $500 million aggregate principal amount of 4.625% senior unsecured notes due in 2021 to help finance the acquisition. On February 6, 2013, we completed the acquisition of Retalix.

Operating Segments

We categorize our operations into four reportable segments: Financial Services, Retail Solutions, Hospitality (formerly Hospitality and Specialty Retail), and Emerging Industries. As of January 1, 2012, the specialty retail customer accounts that were formerly part of the Hospitality and Specialty Retail segment were included in the Retail Solutions segment, and the hospitality customer accounts that were formerly part of the Retail Solutions segment were included in the Hospitality segment. As a result, the former Hospitality and Specialty Retail segment was renamed Hospitality. Prior period information has not been reclassified to conform to the current period presentation, as the change was not considered material.

The information required by Item 1 with respect to our reportable segments and financial information regarding our geographic areas and those reportable segments can be found in Item 7 of Part II of this Report under "Revenue and Operating Income by Segment" as well as in Item 8 of Part II of this Report as part of Note 12, "Segment Information and Concentrations," of the Notes to Consolidated Financial Statements, and is incorporated herein by reference.

Products and Services

We sell products and services that help businesses connect, interact and transact with their customers. Our product and service offerings fall into the following categories:

ATMs and Other Financial Products

We provide financial institutions, retailers and independent deployers with financial-oriented self-service technologies, such as ATMs, cash dispensers, and software solutions, including the APTRA™ self-service ATM software application suite (providing ATM management systems) and cash management and video banking software, as well as consulting services related to ATM security, software and bank branch optimization. ATM and other financial product solutions are designed to quickly and reliably process consumer transactions and incorporate advanced features such as automated check cashing/deposit, automated cash deposit, web-enablement and bill payment (including mobile bill payment). These solutions help enable businesses to reduce costs and generate new revenue streams while enhancing customer loyalty.

Point of Sale

We provide retail and hospitality oriented technologies such as point of sale terminals, bar-code scanners, software and services to companies and venues worldwide. Combining our retail and hospitality industry expertise, software and hardware technologies, and consulting services, our solutions are designed to enable cost reductions and improve operational efficiency while increasing customer satisfaction.

Self-Service Kiosks

We provide self-service kiosks to the retail, hospitality and travel and gaming industries. Our versatile kiosk solutions can support numerous retail self-service functions, including self-checkout, wayfinding (our self-service retail software application that helps customers easily locate products or navigate through large, complex buildings and campuses), bill payment and gift registries. We provide self-check in/out kiosk solutions to airlines, hotels and casinos that allow guests to check-in/out without assistance. These solutions create pleasant and convenient experiences for consumers and enable our customers to reduce costs. Our kiosks for the hospitality industry provide consumers the ability to order and pay at restaurants while enabling our customers to streamline order processing and reduce operating costs.

Check and Document Imaging

Our check and document imaging offerings provide end-to-end solutions for both traditional paper-based and image-based check and item processing. These solutions utilize advanced image recognition and workflow technologies to automate item processing, helping financial institutions increase efficiency and reduce operating costs. Consisting of hardware, software, consulting and support services, our comprehensive check and document imaging solutions enable check and item-based transactions to be digitally captured, processed and retained within a flexible, scalable environment.

Consumables

We develop, produce and market a complete line of printer consumables for various print technologies. These products include two-sided thermal paper (2ST®), paper rolls for receipts in ATMs and POS solutions, inkjet and laser printer supplies, thermal transfer and ink ribbons, labels, laser documents, business forms, and specialty media items such as photo and presentation papers. Consumables are designed to optimize operations and improve transaction accuracy, while reducing overall costs.

Services

Services are an essential and integrated component of NCR's complete solution offerings. We provide maintenance and support services for our product offerings and also provide other services including site assessment and preparation, staging, installation and implementation, systems management and complete managed services. We provide Predictive Services, a managed services offering, which is designed to predict and address information technology issues quickly before they happen.

We also offer a range of software and services such as Software as a Service, hosted services, and online, mobile and transactional services and applications such as bill pay and digital signage. In addition, we are also focused on expanding the resale of third party networking products and related service offerings to a broader base of customers in the telecommunications and technology sectors and servicing third-party computer hardware from select manufacturers who value and leverage our global service capability.



Target Markets and Distribution Channels

Our ATMs and other financial product solutions primarily serve the financial services industry with particular focus on retail banking, which includes traditional providers of consumer banking and financial services. These solutions also serve the retail markets through convenience banking products for retailers designed to complement their core businesses. Customers are located throughout the world in both developed and emerging markets. We have historically sold most of our ATMs and financial products and services through a direct sales channel, although a portion of revenues is derived through distributors and value-added resellers.

We provide self-service kiosk and POS solutions to the retail, hospitality and travel and gaming industries. Retail customers include department stores, specialty retailers, mass merchandisers, catalog stores, supermarkets, hypermarkets, grocery stores, drug stores, wholesalers, convenience stores and petroleum outlets. Hospitality customers include restaurants and food service providers, and sports and entertainment venues (including stadiums, arenas and cinemas). Travel and gaming customers include airlines, airports, car rental companies, hotel/lodging operators and casinos. Self-service kiosk and POS solutions are sold through a direct sales force and through relationships with value-added resellers, distributors, dealers and other indirect sales channels. We have focused our investments and resources on self-service technologies with expanded offerings to include self-ticketing and mobile check-in for the travel industry.

Our imaging solutions primarily serve the financial services industry worldwide, with the primary focus on banks. We have historically distributed most of our imaging products and services through a direct sales channel, although certain revenues are derived through sales by value-added resellers and distributors.

Our consumables products are sold to the financial services, retail and hospitality industries as well as to customers involved in transportation and manufacturing. These products are also sold through a direct sales force as well as through various channel partners including office product retailers, contract stationers, value-added resellers, original equipment manufacturers as well as through telemarketing and the Internet.

We provide service and support for our products and solutions through service contracts with our customers. We have also established managed service contracts with key customers and continue to pursue additional managed service relationships. Longer term managed service arrangements can help improve the efficiency and performance of the customer's business, and also increase the strategic and financial importance of its relationship with NCR. We also service competing technologies—for example, ToshibaTec retail technologies and Diebold ATMs. The primary sales channel for our services is our direct sales teams, which exist across all geographies. Our services professionals provide these services directly to end customers.

Competition

In the financial services industry, we face a variety of competitors, including Diebold, Wincor Nixdorf GmbH & Co. (Wincor) and Hyosung, as well as many other regional firms, across all geographies. The primary factors of competition can vary, but typically include: value and quality of the solutions or products; total cost of ownership; industry knowledge of the vendor; the vendor's ability to provide and support a total end-to-end solution; the vendor's ability to integrate new and existing systems; fit of the vendor's strategic vision with the customer's strategic direction; and quality of the vendor's support and consulting services.

We face a variety of competitors in the retail and hospitality industries across all geographies. We believe that key competitive factors can vary by geographic area but typically include: value and quality of the solutions or products; total cost of ownership; industry knowledge of the vendor; and knowledge, experience and quality of the vendor's consulting, deployment and support services. Our competitors vary by market segment, product, service offering and geographic area, and include ToshibaTec, Wincor, Fujitsu, Hewlett-Packard, Dell, Honeywell, Micros Systems, Verifone and Datalogic, among others.

We face a diverse group of competitors in the travel and gaming industries. Competition in the travel industry includes IBM, SITA and IER. In the gaming industry, our key competitors are IBM, Wincor and Cummins.

We face competition for services from other technology and service providers, as well as from independent service operators, in all geographies where we operate around the world. The primary services competitors are the companies identified in the descriptions of our other solutions. Global technology providers are becoming more focused on services as a core business strategy. We also compete with a range of smaller regional and local service companies across our various geographies.

Competition for printer consumables is significant and varies by geographic area and product group. The primary areas of competitive differentiation typically include: quality; logistics and supply chain management; and total cost of ownership. While price is always a factor, we focus on the customer's total cost of ownership for our consumables products. Total cost of ownership takes into account not only the per-unit cost, but also service, usage, reporting and support costs. Our competitors include, among others, RiteMade Paper and Schades.

We face competition in the financial services industry for imaging solutions across all geographies. The primary areas of competition can vary, but typically include: quality of the solutions or products; total cost of ownership; industry knowledge; the vendor's ability to provide and support a total end-to-end solution; the vendor's ability to integrate new and existing systems; fit of the vendor's strategic vision with the customer's strategic direction; and quality of the vendor's support and consulting services. Our competitors vary by product, service offering and geographic area, and include FIS and Unisys Corporation, among others.

Research and Development

We remain focused on designing and developing products, services and solutions that anticipate our customers' changing technological needs and consumer preferences. Our expenses for research and development were $219 million in 2012, $176 million in 2011, and $156 million in 2010. We anticipate that we will continue to have significant research and development expenditures in the future in order to provide a continuing flow of innovative, high-quality products and services and help maintain and enhance our competitive position. Information regarding the accounting and costs included in research and development activities is included in Note 1, "Description of Business and Significant Accounting Policies," of the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report and is incorporated herein by reference.

Patents and Trademarks

NCR seeks patent protection for its innovations and improvements associated with its products, services, and developments, where such protection is likely to provide value to NCR. NCR owns approximately 1,425 patents in the U.S. and numerous others in foreign countries. The foreign patents are generally counterparts of NCR's U.S. patents. Many of the patents owned by NCR are licensed to others, and NCR is licensed under certain patents owned by others. NCR has active patent licensing programs. NCR also has numerous patent applications pending in the U.S. and in foreign countries. NCR's portfolio of patents and patent applications, in the aggregate, is of significant value to NCR.

NCR has registered certain trademarks and service marks in the U.S. and in a number of foreign countries. NCR considers the "NCR" and NCR logo marks and many of its other trademarks and service marks to be valuable assets.

Seasonality

Our sales are historically seasonal, with lower revenue in the first quarter and higher revenue in the fourth quarter of each year. Such seasonality also causes our working capital cash flow requirements to vary from quarter to quarter depending on variability in the volume, timing and mix of product sales. In addition, revenue in the third month of each quarter is typically higher than in the first and second months. Information regarding seasonality and its potential impact on our business is included in Item 1A of this Report under the caption, "Operating Results Fluctuations," and is incorporated herein by reference.

Manufacturing and Raw Materials

In most cases, there are a number of vendors providing the services and producing the parts and components that we utilize. However, there are some services and components that are purchased from single sources due to price, quality, technology or other reasons. For example, we depend on computer chips and microprocessors from Intel and operating systems from Microsoft. Certain parts and components used in the manufacturing of our ATMs and the delivery of many of our retail solutions are also supplied by single sources. In addition, there are a number of key suppliers for our businesses who provide us with critical products for our solutions.

We manufacture our ATMs in facilities located in Columbus, Georgia, USA; Manaus, Brazil; Budapest, Hungary; Beijing, China; and Puducherry, India. Our self-checkout solutions are manufactured in facilities located in Columbus, Georgia, USA and Budapest, Hungary. Our financial kiosk solutions are manufactured in facilities located in Beijing, China. Our POS/Display terminals are manufactured in facilities located in Columbus, Georgia, USA; Beijing, China; and Adelaide, Australia, and certain hand-held solutions are manufactured in Salzburg, Austria. NCR outsources the manufacturing in all geographic regions of its payment solutions, some POS/Display terminals, printers, bar code scanners and various other kiosks.

Further information regarding the potential impact of these relationships on our business operations, and regarding sources and availability of raw materials, is also included in Item 1A of this Report under the caption "Reliance on Third Parties," and is incorporated herein by reference.

Product Backlog

Our backlog at December 31, 2012, was approximately $1.1 billion, compared with backlog of approximately $1.0 billion at December 31, 2011. The backlog includes orders confirmed for products scheduled to be shipped as well as certain professional and transaction services to be provided. Although we believe that the orders included in the backlog are firm, some orders may be cancelled by the customer without penalty, and we may elect to permit cancellation of orders without penalty where management believes it is in our best interests to do so. Further, we have a significant portion of revenues derived from our growing service-based business as well as the hospitality line of business, for which backlog information is not measured. Therefore, we do not believe that our backlog, as of any particular date, is necessarily indicative of revenues for any future period.

Employees

On December 31, 2012, NCR had approximately 25,700 employees and contractors.

Environmental Matters

Compliance with Federal, state, and local environmental regulations relating to the protection of the environment could have a material adverse impact on our capital expenditures, earnings or competitive position. While NCR does not currently expect to incur material capital expenditures related to compliance with such laws and regulations, and while we believe the amounts provided in our Consolidated Financial Statements are adequate in light of the probable and estimable liabilities in this area, there can be no assurances that environmental matters will not lead to a material adverse impact on our capital expenditures, earnings or competitive position. A detailed discussion of the current estimated impacts of compliance issues relating to environmental regulations, particularly the Fox River and Kalamazoo River matters, is reported in Item 8 of Part II of this Report as part of Note 9, "Commitments and Contingencies," of the Notes to Consolidated Financial Statements and is incorporated herein by reference. Further information regarding the potential impact of compliance with federal, state, and local environmental regulations is also included in Item 1A of this Report under the caption "Environmental," and is incorporated herein by reference.

Executive Officers of the Registrant

The Executive Officers of NCR (as of March 1, 2013) are as follows:

Name	Age	Position and Offices Held
William R. Nuti	49	Chairman of the Board, Chief Executive Officer and President
John G. Bruno	48	Executive Vice President and Chief Technology Officer
Jennifer M. Daniels	49	Senior Vice President, General Counsel and Secretary
Peter A. Dorsman	57	Executive Vice President and Chief Quality Officer
Robert P. Fishman	49	Senior Vice President and Chief Financial Officer
Peter A. Leav	42	Executive Vice President and President, Industry and Field Operations
Andrea L. Ledford	47	Senior Vice President and Chief Human Resources Officer

Set forth below is a description of the background of each of the Executive Officers.

William R. Nuti, is NCR's Chairman of the Board, Chief Executive Officer and President. Mr. Nuti became Chairman of the Board on October 1, 2007. Before joining NCR in August 2005, Mr. Nuti served as President and Chief Executive Officer of Symbol Technologies, Inc., an information technology company. Prior to that, he was Chief Operating Officer of Symbol Technologies. Mr. Nuti joined Symbol Technologies in 2002 following a 10 plus year career at Cisco Systems, Inc. where he advanced to the dual role of Senior Vice President of the company's Worldwide Service Provider Operations and U.S. Theater Operations. Prior to his Cisco experience, Mr. Nuti held sales and management positions at International Business Machines Corporation, Netrix Corporation and Network Equipment Technologies. Mr. Nuti is also a director of Sprint Nextel Corporation, and is a member of its Compensation and Finance Committees. He is also a member of the Georgia Institute of Technology advisory board and a trustee of Long Island University. Mr. Nuti became a director of NCR on August 7, 2005.

John G. Bruno became Executive Vice President and Chief Technology Officer on November 1, 2011. Before assuming this position, he was Executive Vice President, Industry Solutions Group, from November 29, 2008 to October 31, 2011. Prior to joining NCR, Mr. Bruno was a Managing Director at The Goldman Sachs Group, Inc., a global investment banking, securities and investment management firm, from August 2007 to November 2008. Prior to this position, he was Senior Vice President—General Manager, RFID Division, at Symbol Technologies, Inc., an information technology company, from June 2005 through February 22, 2006. Mr. Bruno was Symbol Technologies' Senior Vice President, Corporate Development from May 2004 to June 2005, and was Symbol Technologies' Senior Vice President, Business Development, and Chief Information Officer, from November 2002 to May 2004.

Jennifer M. Daniels became Senior Vice President, General Counsel and Secretary in April 2010. Prior to joining NCR, Ms. Daniels was Vice President, General Counsel and Corporate Secretary of Barnes & Noble, Inc., from August 2007 to April 2010. Prior to that, she served as an attorney for more than 16 years at IBM, a worldwide provider of computer hardware, software and services, where she held, among other positions, the positions of Vice President, Assistant General Counsel and Chief Trust and Compliance Officer; Vice President and Assistant General Counsel for Litigation; and Vice President and General Counsel of IBM Americas.

Peter A. Dorsman became Executive Vice President and Chief Quality Officer in June 2012. Before assuming this position, he was Executive Vice President, Industry Solutions Group and Global Operations. Mr. Dorsman leads NCR Services, which is ranked by Gartner as a Top Ten Global Support Services Provider. Mr. Dorsman is also responsible for NCR's Customer Experience/Continuous Improvement and Quality. Previously, he was Senior Vice President, Global Operations from January 1, 2008 to October 31, 2011 and was Vice President and General Manager of NCR's Systemedia Division, now named NCR Interactive Printer Solutions, from April 17, 2006 to December 31, 2007. Prior to joining NCR, Mr. Dorsman served in several roles with The Standard Register Company, a provider of information solutions, including as its Executive Vice President and Chief Operating Officer responsible for the day-to-day operations of the company. Before his role at Standard Register, Mr. Dorsman served for nearly 20 years at NCR in various marketing and sales leadership roles, including vice president of worldwide industry marketing. Mr. Dorsman is a director of Applied Industrial Technologies Inc.

Robert P. Fishman became Senior Vice President and Chief Financial Officer in March 2010. Prior to assuming this position, he was Interim Chief Financial Officer from October 2009 to March 2010. Prior to that position, he was Vice President and Corporate Controller from January 2007 to October 2009. From September 2005 to January 2007, Mr. Fishman was Assistant Controller and from January 2005 to September 2005, he was Director, Corporate Planning. Mr. Fishman joined NCR in 1993.

Peter A. Leav became Executive Vice President and President, Industry and Field Operations in June 2012. Before assuming this position, he was Executive Vice President, Global Sales, Professional Services and Consumables from November 1, 2011 to June 2012. Previously, he was Senior Vice President, Worldwide Sales, from January 29, 2009 to October 31, 2011. Prior to joining NCR, he was Corporate Vice President and General Manager of Motorola, Inc., a provider of mobility products and solutions across broadband and wireless networks, from November 2008 to January 2009, and Vice President and General Manager for Motorola from December 2007 to November 2008. Prior to this position, Mr. Leav was Vice President of Sales for Motorola from December 2006 to December 2007. From November 2004 to December 2006, Mr. Leav was Director of Sales for Symbol Technologies, Inc., an information technology company. Prior to this position, Mr. Leav was Regional Sales Manager at Cisco Systems, Inc., a manufacturer of communications and information technology networking products, from July 2000 to November 2004.

Andrea L. Ledford became Senior Vice President and Chief Human Resources Officer, in June 2012. Prior to assuming this title, Ms. Ledford was Senior Vice President, Human Resources. She served as Interim Senior Vice President, Human Resources from February 2007 to June 2007. Prior to assuming this position, she was Vice President, Human Resources, Asia/Pacific, and Europe, Middle East and Africa, from February 2006 to February 2007. Before joining NCR in February 2006, Ms. Ledford was EMEA Leader, Human Resources, at Symbol Technologies, Inc., an information technology company, from 2002 to February 2006 and held a variety of leadership roles at Cisco Systems, Inc., a manufacturer of communications and information technology networking products, in EMEA, Asia/Pacific and Latin America.

Available Information

NCR makes available through its website at http://investor.ncr.com, free of charge, its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, definitive proxy statements on Schedule 14A and Current Reports on Form 8-K, and all amendments to such reports and schedules, as soon as reasonably practicable after these reports are electronically filed or furnished to the U.S. Securities and Exchange Commission (SEC) pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. The SEC website (www.sec.gov) contains the reports, proxy statements and information statements, and other information regarding issuers that file electronically with the SEC. Also, the public may read and copy any materials that NCR files with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. NCR will furnish, without charge to a security holder upon written request, the Notice of Meeting and Proxy Statement for the 2013 Annual Meeting of Stockholders (the 2013 Proxy Statement), portions of which are incorporated herein by reference. NCR also will furnish its Code of Conduct at no cost and any other exhibit at cost. Document requests are available by calling or writing to:

NCR—Investor Relations
3097 Satellite Boulevard
Duluth, GA 30096
Phone: 800-255-5627
E-Mail: investor.relations@ncr.com
Website: http://investor.ncr.com

NCR's website, www.ncr.com, contains a significant amount of information about NCR, including financial and other information for investors. NCR encourages investors to visit its website regularly, as information may be updated and new information may be posted at any time. The contents of NCR's website are not incorporated by reference on this Form 10-K and shall not be deemed "filed" under the Securities Exchange Act of 1934.

Item 1A. RISK FACTORS

The risks and uncertainties described below could materially and adversely affect our business, financial condition, results of operations, could cause actual results to differ materially from our expectations and projections, and could cause the market value of our stock to decline. You should consider these risk factors when reading the rest of this Annual Report on Form 10-K, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this document. These risk factors may not include all of the important factors that could affect our business or our industry or that could cause our future financial results to differ materially from historic or expected results or cause the market price of our common stock to fluctuate or decline.

Economic Pressures. *Our business may be negatively affected by global economic and credit conditions.* Our business has been, and will continue to be, sensitive to the strength of, and change in, domestic and global economic and credit conditions. The strength of global economic and credit conditions depends on a number of factors, including consumer confidence, unemployment levels, interest rates and the effects of government actions to address sovereign debt issues, improve global credit markets and generally stimulate economic growth. Recently, concerns over the European sovereign debt crisis and an uneven global economic recovery, among other things, have created a challenging and unpredictable environment in which to market the products and services of our various businesses across different geographies.

A negative economic climate could impact the ability of our customers to make capital expenditures, thereby affecting their ability to purchase our products or services. Additionally, if customers in the financial services sector respond to a negative economic climate by further consolidation, it could further reduce our base of potential customers in the financial services industry. Our retail and hospitality customers also could face continuing fluctuations in consumer confidence and, as a result, could be impacted by weak consumer spending. This could, in turn, result in increased financial pressures that could impact the capital expenditures of our retail and hospitality customers and, potentially, the ability of certain retail and hospitality customers to pay accounts receivable owed to NCR. Negative global economic conditions also may have a material effect on our customers' ability to obtain financing for the purchase of our products and services from third party financing companies, which could adversely affect our operating results.

Indebtedness. *Our substantial level of indebtedness could limit our financial and operating activities, and adversely affect our ability to incur additional debt to fund future needs.* At December 31, 2012, we had approximately $1.96 billion of total indebtedness outstanding. Additionally, at December 31, 2012, we had approximately $833 million of secured debt available for borrowing under our senior secured credit facility. This level of indebtedness could require us to dedicate a substantial portion of our cash flow to the payment of principal and interest, thereby reducing the funds available for operations and future business opportunities; make it more difficult for us to satisfy our obligations with respect to our outstanding notes, including our change in control repurchase obligations; limit our ability to borrow additional money if needed for other purposes, including working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes, on satisfactory terms or at all; limit our ability to adjust to changing economic, business and competitive conditions; place us at a competitive disadvantage with competitors who may have less indebtedness or greater access to financing; make us more vulnerable to an increase in interest rates, a downturn in our operating performance or a decline in general economic conditions; and make us more susceptible to changes in credit ratings, which could impact our ability to obtain financing in the future and increase the cost of such financing.

If compliance with our debt obligations, including those under our senior secured credit facility and our senior unsecured notes, materially limits our financial or operating activities, or hinders our ability to adapt to changing industry conditions, we may lose market share, our revenue may decline and our operating results may be negatively affected.

The terms of our senior secured credit facility and the indentures for our senior unsecured notes include financial and other covenants that could restrict or limit our financial and business operations. Our senior secured credit facility and the indentures for our senior unsecured notes include restrictive covenants that, subject to certain exceptions and qualifications, restrict or limit our ability and the ability of our subsidiaries to, among other things:

- incur additional indebtedness or issue redeemable preferred stock;
- create or incur liens on, or sell or otherwise dispose of, our assets;
- engage in certain fundamental corporate changes or changes to our business activities;
- make certain investments or restricted payments;
- engage in sale-leaseback or hedging transactions;
- repurchase our common stock, pay dividends or make similar distributions on our capital stock;
- repay other indebtedness;
- engage in certain affiliate transactions;
- enter into agreements that restrict, or incur restrictions on, our subsidiaries' ability to create liens, pay dividends or make loan repayments; and
- consolidate, merge, sell or otherwise dispose of all or substantially all of our assets.

The senior secured credit facility and the indentures also contain certain affirmative covenants, and the senior secured credit facility requires us to comply with financial coverage ratios regarding both our interest expense and our debt relative to our EBITDA (as defined in the senior secured credit facility).

These covenants and restrictions could affect our ability to operate our business, and may limit our ability to react to market conditions or take advantage of potential business opportunities as they arise. Additionally, our ability to comply with these covenants may be affected by events beyond our control, including general economic and credit conditions.

If we fail to comply with these covenants and are unable to obtain a waiver or amendment, an event of default would result. Upon an event of default under the senior secured credit facility, the lenders could, among other things, declare outstanding amounts due and payable, refuse to lend additional amounts to us, and require deposit of cash collateral in respect of outstanding letters of credit. If we were unable to repay or pay the amounts due, the lenders could, among other things, proceed against the collateral granted to them to secure such indebtedness, which includes equity interests of certain of our domestic and foreign subsidiaries. Upon an event of default under the indentures, the trustee or holders of our senior unsecured notes could declare all outstanding amounts immediately due and payable.

In connection with the issuances of the senior unsecured notes, we also entered into registration rights agreements that require us to file a registration statement with respect to an offer to exchange each of the notes for a new issue of our debt securities registered under the Securities Act of 1933, as amended, with terms substantially identical to those of the notes (except for the provisions relating to the transfer restrictions and payment of additional interest). If we fail to satisfy our exchange obligations under the registration rights agreement will we be required to pay additional interest to the holders of the notes under certain circumstances.

Our cash flows may not be sufficient to service our indebtedness, and if we are unable to satisfy our obligations under our indebtedness, we may be required to seek other financing alternatives, which may not be successful. Our ability to make timely payments of principal and interest on our debt obligations under our senior secured credit facility and senior unsecured notes depends on our ability to generate positive cash flows from operations, which is subject to general economic conditions, competitive pressures and certain financial, business and other factors beyond our control. If our cash flows and capital resources are insufficient to make these payments, we may be required to seek additional financing sources, reduce or delay capital expenditures,

sell assets or operations or refinance our indebtedness. These actions could have a material adverse effect on our business, financial condition and results of operations. In addition, we may not be able to take any of these actions, and, even if successful, these actions may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance the debt under our senior secured credit facility or senior unsecured notes will depend on, among other things, the condition of the capital markets and our financial condition at such time. There can be no assurance that we will be able to restructure or refinance any of our indebtedness on commercially reasonable terms or at all. If we cannot make scheduled payments on the debt under our senior secured credit facility or our senior unsecured notes, we will be in default. Upon such a default, the lenders under our senior secured credit facility could proceed against the collateral granted to them to secure such indebtedness, which includes equity interests of certain of our domestic and foreign subsidiaries, and the lenders or the trustee and note holders, as applicable, could declare all outstanding principal and interest to be due and payable under the senior secured credit facility and the senior unsecured notes, respectively, in which case we could be forced into bankruptcy or liquidation or required to substantially restructure or alter our business operations or debt obligations.

Despite our current levels of debt, we may still incur substantially more debt, including secured debt, and similar liabilities, which would increase the risks described herein. The agreements relating to our debt, including our senior secured credit facility and the indentures governing our senior unsecured notes, limit but do not prohibit our ability to incur substantial additional debt. In addition, certain types of liabilities are not considered "Indebtedness" under our senior secured credit facility or the indentures governing our senior unsecured notes, and the senior secured credit facility and indentures do not impose any limitation on the amount of liabilities incurred by the subsidiaries, if any, that might be designated as "unrestricted subsidiaries" (as defined in the indentures). Accordingly, we could incur significant additional debt or similar liabilities in the future, including additional debt under our senior secured credit facility, much of which could constitute secured debt. In addition, if we form or acquire any subsidiaries in the future, those subsidiaries also could incur debt or similar liabilities. If new debt or similar liabilities are added to our current debt levels, the related risks that we now face could increase.

Borrowings under our senior secured credit facility bear interest at a variable rate, which subjects us to interest rate risk, which could cause our debt service obligations to increase significantly. All of our borrowings under our senior secured credit facility are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on this variable rate indebtedness would increase even though the amount borrowed remained the same. We are party to an interest rate swap agreement that fixes the interest rate, based on LIBOR, on a portion of our LIBOR-indexed floating rate borrowings through August 22, 2016, with a notional amount of $560 million that amortizes to $341 million over the term of the agreement. Although we may enter into additional interest rate swaps to reduce interest rate volatility, we cannot provide assurances that we will be able to do so or that such swaps will be effective.

We may not be able to raise the funds necessary to finance a required change in control purchase of our senior unsecured notes. Upon the occurrence of a change in control under the indentures governing our senior unsecured notes, holders of those notes may require us to purchase their notes. However, it is possible that we would not have sufficient funds at that time to make the required purchase of notes. We cannot assure the holders of the senior unsecured notes that we will have sufficient financial resources, or will be able to arrange financing, to pay the repurchase price in cash with respect to any such notes tendered by holders for repurchase upon a change in control. Our failure to repurchase the senior unsecured notes when required would result in an event of default with respect to the notes which could, in turn, constitute a default under the terms of our other indebtedness, if any.

Important corporate events may not constitute a change in control under the indentures governing our senior unsecured notes. Certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a change in control under the indentures.

A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital. Any rating assigned to our debt could be lowered or

withdrawn entirely by a rating agency if, in that rating agency's judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing.

Competition. *If we do not compete effectively within the technology industry, we will not be successful.* We operate in the intensely competitive information technology industry. This industry is characterized by rapidly changing technology, evolving industry standards, frequent new product introductions, price and cost reductions, and increasingly greater commoditization of products, making differentiation difficult. Our competitors include other large companies in the technology industry, such as: IBM, Hewlett-Packard, Diebold, Wincor, Hyosung, ToshibaTec, Micros, Fujitsu and Unisys, some of which have more widespread distribution and market penetration for their platforms and service offerings. In addition, we compete with companies in specific market segments, such as entry-level ATMs, imaging solutions, and business consumables and media products. Our future competitive performance and market position depend on a number of factors, including our ability to:

- react to competitive product and pricing pressures (particularly in the ATM marketplace);
- penetrate and meet the changing competitive requirements and deliverables in developing and emerging markets, such as India, China, Brazil and Russia;
- exploit opportunities in emerging vertical markets, such as travel and telecommunications and technology;
- rapidly and continually design, develop and market, or otherwise maintain and introduce innovative solutions and related products and services for our customers that are competitive in the marketplace;
- react on a timely basis to shifts in market demands;
- compete in reverse auctions for new and continuing business;
- reduce costs without creating operating inefficiencies or impairing product or service quality;
- maintain competitive operating margins;
- improve product and service delivery quality; and
- effectively market and sell all of our diverse solutions.

Our business and operating performance also could be impacted by external competitive pressures, such as increasing price erosion and the entry of new competitors into our existing product and geographic markets. In addition, our customers sometimes finance our product sales through third-party financing companies, and in the case of customer default, these financing companies may be forced to resell this equipment at discounted prices, competing with NCR and impacting our ability to sell incremental units. The impact of these product and pricing pressures could include lower customer satisfaction, decreased demand for our solutions, loss of market share and reduction of operating profits.

Operating Results Fluctuations. *Our revenue, operating results, and margins could fluctuate for a number of reasons, including those described below:*

Manufacturing. We manufacture advanced ATMs in facilities located in Columbus, Georgia, USA; Manaus, Brazil; Budapest, Hungary; Beijing, China; and Puducherry, India. Our self-checkout solutions are manufactured in facilities located in Columbus, Georgia, USA and Budapest, Hungary. Our financial kiosk solutions are manufactured in facilities located in Beijing, China. Our POS/Display terminals are manufactured in facilities located in Columbus, Georgia, USA; Beijing, China; and Adelaide, Australia, and certain hand-held solutions are manufactured in Salzburg, Austria. If we develop or experience problems relating to product quality or on-time delivery to customers that we are unable to quickly manage and resolve, whether due to the geographical diversity of our manufacturing base or otherwise, we could experience business interruption that could negatively impact our business and operating results.

Seasonality. Our sales are historically seasonal, with lower revenue in the first quarter and higher revenue in the fourth quarter of each year. Such seasonality also causes our working capital cash flow requirements to vary from quarter to quarter depending on the variability in the volume, timing and mix of product sales. In addition, revenue in the third month of each quarter is typically higher than in the first and second months. These factors, among other things, may adversely affect our ability to manage working capital, make our forecasting process more difficult and impact our ability to predict financial results accurately.

Foreign Currency. Our revenue and operating income are subject to variability due to the effects of foreign currency fluctuations against the U.S. Dollar. We have exposure to approximately 50 functional currencies. We endeavor to mitigate the effects of currency fluctuations by our hedging strategy; however, certain significant currency fluctuations could adversely affect our results of operations, including sales and gross margins.

Cost/Expense Reductions. Our success in achieving targeted cost and expense reductions through our continuous improvement and other similar programs depends on a number of factors, including our ability to achieve infrastructure rationalizations, drive lower component costs, improve supply chain efficiencies and optimize the efficiency of our customer services and professional services consulting resources. If we do not successfully execute on our cost and expense reduction initiatives or if we experience delays in completing the implementation of these initiatives, our results of operations or financial condition could be adversely affected.

Contractual Obligations for Consulting Services. Our contracts for professional services consulting work may contemplate that services will be performed over multiple periods. Our profitability under those contracts is largely a function of performing our contractual obligations within the estimated costs and time periods specified. If we exceed these estimated costs or cannot otherwise complete the contracted services within the specified periods, our profitability related to these contracts could be negatively impacted. In addition, if we are unable to maintain appropriate utilization rates for our consultants, we may not be able to sustain profitability on these contracts.

Acquisitions, Divestitures and Alliances. As part of our strategy, we intend to selectively acquire and divest technologies, products and businesses, either through acquisitions, investments, joint ventures, strategic alliances, or divestitures. As these acquisitions, divestitures and alliances occur and we begin to include or exclude, as the case may be, the financial results related to these transactions our operating results could fluctuate materially, depending on the size and nature of the transactions. In addition, our operating results may be adversely affected if we are unable to properly integrate future acquisitions or if investments or alliances do not perform up to, or meet, our original expectations.

Underfunded Pension Obligation. At December 31, 2012, our remaining underfunded pension obligation was $468 million. While we recently completed phase one of our pension strategy to rebalance our US and international plan assets in order to reduce volatility (to approximately 100% in fixed income investments for our US plan and approximately 65% in fixed income investments for our international plans), our remaining underfunded pension obligation continues to require significant cash contributions. In addition, certain of the plan assets remain subject to financial market risk, and our actuarial and other assumptions underlying our expected future benefit payments, long-term expected rate of return and future funding expectations for our plans depend on, among other things, interest rate levels and trends and capital market expectations. Further volatility in the performance of financial markets, changes in any of these actuarial assumptions (including those described in our "Critical Accounting Policies and Estimates" section of the "Management's Discussion & Analysis of Financial Condition and Results of Operations" included in Item 7 of Part II of this Report) or changes in regulations regarding funding requirements could require material increases to our expected cash contributions to our pension plans in future years. Our financial position and liquidity could be materially impacted by these contributions.

See "Effects of Pension, Postemployment and Postretirement Benefit Plans" and "Financial Condition, Liquidity And Capital Resources" sections of the "Management's Discussion & Analysis of Financial Condition and Results of Operations" included in Item 7 of Part II of this Report and Note 8, "Employee Benefit Plans" in the Notes to the Consolidated Financial Statements included in Item 8 of Part II of this Report for further information regarding the funded status of our pension plans and potential future cash contributions.

Stock-based Compensation. Similar to other companies, we use stock awards as a form of compensation for certain employees and non-employee directors. All stock-based awards are required to be recognized in our financial statements based on their fair values. The amount recognized for stock compensation expense could vary depending on a number of assumptions or changes that may occur. For example, assumptions such as the risk-free rate, expected holding period and expected volatility that drive our valuation model could change. Other examples that could have an impact include changes in the mix and type of awards, changes in our compensation plans or tax rate, changes in our forfeiture rate, differences in actual results compared to management's estimates for performance-based awards or an unusually high amount of expirations of stock awards.

Income Taxes. We are subject to income taxes in the United States and a number of foreign jurisdictions. We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Significant judgment is required in determining our provision for income taxes. We regularly review our deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. Our deferred tax assets totaled approximately $841 million and $942 million at December 31, 2012 and 2011, respectively. If we are unable to generate sufficient future taxable income, if there is a material change in the actual effective tax rates, if there is a change to the time period within which the underlying temporary differences become taxable or deductible, or if the tax laws change unfavorably, then we could be required to increase our valuation allowance against our deferred tax assets, which could result in a material increase in our effective tax rate. Additionally, we are subject to ongoing tax audits in various jurisdictions both in the U.S. and internationally, the outcomes of which could result in the assessment of additional taxes. Our effective tax rate in the future could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, the changes in the valuation of deferred tax assets and liabilities, changes in tax laws and regulations, and management's assessment in regards to repatriation of earnings.

Software and Services. In recent years, we have begun to shift our business model to focus increasingly on sales of higher margin software and services in addition to our ATM, point-of-sale, and other hardware. Our ability to successfully grow our software and services businesses depends on a number of different factors, including market acceptance of our software solutions, enabling our sales force to use a consultative selling model that better incorporates our comprehensive solutions, and the expansion of our services capabilities and geographic coverage, among others. If we are not successful in growing our software and services businesses at the rate that we anticipate, we may not meet our growth and gross margin projections or expectations, and operating results could be negatively impacted.

Multinational Operations. *Our multinational operations, including our expansion into new and emerging markets, expose us to business and legal risks.* For each of the years ended December 31, 2012 and 2011, the percentage of our revenues from outside of the United States was 62% and 64%, respectively, and we expect our percentage of revenues generated outside the United States to continue to be significant. In addition, we continue to seek to further penetrate existing international markets, and to identify opportunities to enter into or expand our presence in developing and emerging markets, including Brazil, Russia, China, India, Africa, and the Middle East, among others. While we believe that our geographic diversity may help to mitigate some risks associated with geographic concentrations of operations (e.g., adverse changes in foreign currency exchange rates, deteriorating economic environments or business disruptions due to economic or political uncertainties), our ability to manufacture and sell our solutions internationally, including in new and emerging markets, is subject to risks, which include, among others:

- the impact of ongoing and future sovereign debt, economic and credit conditions on the stability of national and regional economies;
- political conditions that could adversely affect demand for our solutions, or our ability to access funds and resources, in these markets;
- the impact of a downturn in the global economy, or in regional economies, on demand for our products;
- currency exchange rate fluctuations that could result in lower demand for our products as well as generate currency translation losses;

- changes to and compliance with a variety of laws and regulations that may increase our cost of doing business or otherwise prevent us from effectively competing internationally;
- government uncertainty, including as a result of new, or changes to, laws and regulations;
- the institution of, or changes to, trade protection measures and import or export licensing requirements;
- the successful implementation and use of systems, procedures and controls to monitor our operations in foreign markets;
- changing competitive requirements and deliverables in developing and emerging markets;
- work stoppages and other labor conditions or issues;
- disruptions in transportation and shipping infrastructure; and
- the impact of civil unrest relating to war and terrorist activity on the economy or markets in general, or on our ability, or that of our suppliers, to meet commitments.

In addition, as a result of our revenues generated outside of the United States, the amount of cash and cash equivalents that is held by our foreign subsidiaries continues to be significant. If these cash and cash equivalents are distributed to the United States, whether in the form of dividends or otherwise, we may be subject to additional U.S. income taxes and foreign withholding taxes. Any such taxes would reduce the amount of such cash and cash equivalents that are available for our use.

Acquisitions and Alliances. *If we do not successfully integrate acquisitions or effectively manage alliance activities, we may not drive future growth.* As part of our overall solutions strategy, we have made, and intend to continue to make, investments in companies, products, services and technologies, either through acquisitions (such as our recent acquisition of Retalix, Ltd.), investments, joint ventures or strategic alliances. Acquisitions and alliance activities inherently involve risks. The risks we may encounter include those associated with:

- assimilating and integrating different business operations, corporate cultures, personnel, infrastructures and technologies or products acquired or licensed;
- the potential for unknown liabilities within the acquired or combined business; and
- the possibility of conflict with joint venture or alliance partners regarding strategic direction, prioritization of objectives and goals, governance matters or operations.



Further, we may make acquisitions and investments in order to acquire or obtain access to new technology or products that expand our offerings. There is risk that the new technology or products may not perform as anticipated and may not meet estimated growth projections or expectations, or investment recipients may not successfully execute their business plans, in which case we may not be able to fully realize the benefit of our investments. An acquisition or alliance may also disrupt our ongoing business or we may not be able to successfully incorporate acquired products, services or technologies into our solutions and maintain quality. Further, we may not achieve the projected synergies once we have integrated the business into our operations, which may lead to additional costs not anticipated at the time of acquisition.

Introduction of New Solutions. *If we do not swiftly and successfully develop and introduce new solutions in the competitive, rapidly changing environment in which we do business, our business results will be impacted.* The development process for our solutions requires high levels of innovation from both our product development team and suppliers of the components embedded in our solutions. In addition, the development process can be lengthy and costly, and requires us to commit a significant amount of resources to bring our business solutions to market. If we are unable to anticipate our customers' needs and technological trends accurately, or are otherwise unable to complete development efficiently, we would be unable to introduce new solutions into the market on a timely basis, if at all, and our business and operating results could be impacted. Likewise, we sometimes make assurances to customers regarding the operability and specifications of new technologies, and our results could be impacted if we are unable to deliver such technologies, or if such technologies do not perform as planned. Once we have developed new solutions, if we cannot successfully market and sell those solutions, our business

and operating results could be impacted. Also, our hardware and software-based solutions, particularly those that are new, may contain errors, including undetected errors, which may be found after the product introductions and shipments. While we attempt to remedy errors that we believe would be considered critical by our customers prior to shipment, we may not be able to detect or remedy all such errors, and this could result in lost revenues, delays in customer acceptance and incremental costs, each of which would impact our business and operating results.

Reliance on Third Parties. *If third-party suppliers upon which we rely are not able to fulfill our needs, our ability to bring our products to market in a timely fashion could be affected.* In most cases, there are a number of vendors providing the services and producing the parts and components that we utilize in our products. However, there are some services and components that are purchased from single sources due to price, quality, technology or other reasons. For example, we depend on transaction processing services from Accenture, computer chips and microprocessors from Intel and operating systems from Microsoft. Certain parts and components used in the manufacturing of our ATMs and the delivery of many of our retail solutions are also supplied by single sources. In addition, there are a number of key suppliers for our businesses who provide us with critical products for our solutions. If we were unable to purchase the necessary services, including contract manufacturing, parts, components or products from a particular vendor, and we had to find an alternative supplier, our new and existing product shipments and solution deliveries could be delayed, impacting our business and operating results.

We have, from time to time, formed alliances with third parties that have complementary products, software, services and skills. These alliances represent many different types of relationships, such as outsourcing arrangements to manufacture hardware and subcontract agreements with third parties to perform services and provide products and software to our customers in connection with our solutions. For example, we rely on third parties for cash replenishment services for our ATM products. These alliances introduce risks that we cannot control, such as nonperformance by third parties and difficulties with or delays in integrating elements provided by third parties into our solutions. Lack of information technology infrastructure, shortages in business capitalization, and manual processes and data integrity issues of smaller suppliers can also create product time delays, inventory and invoicing problems, staging delays, as well as other operating issues. The failure of third parties to provide high-quality products or services that conform to required specifications or contractual arrangements could impair the delivery of our solutions on a timely basis, create exposure for non-compliance with our contractual commitments to our customers and impact our business and operating results. Also, some of these third parties have access to confidential NCR and customer data, the integrity and security of which we need to ensure.

Intellectual Property. *Our continuing ability to be a leading technology and services solutions provider could be negatively affected if we do not develop and protect intellectual property that drives innovation.* It is critical to our continued development of leading technologies that we are able to protect and enhance our proprietary rights in our intellectual property through patent, copyright, trademark and trade secret laws. These efforts include protection of the products and the application, diagnostic and other software we develop. To the extent we are not successful in protecting our proprietary rights, our business could be adversely impacted. Also, many of our offerings rely on technologies developed by others, and if we are unable to continue to obtain licenses for such technologies, our business could be adversely impacted. From time to time, we receive notices from third parties regarding patent and other intellectual property claims. Whether such claims have merit, they may require significant resources to defend. If an infringement claim is successful and we are required to pay damages, or we are unable to license the infringed technology or to substitute similar non-infringing technology, our business could be adversely affected.

Data Privacy and Protection. *Breaches to our systems or products that compromise the security and integrity of personally identifiable information could have a negative impact on our results of operations.* Certain of our products and services are used by our customers to store and transmit personally identifiable information of their customers. Also we maintain personal information about our employees. This information is subject to a variety of laws, regulations and industry standards governing its collection, use, disclosure and disposal. Vulnerabilities in the security of our products and services, whether relating to hardware, software or otherwise,

could compromise the confidentiality of, or result in unauthorized access to or the loss of information transmitted or stored using our products or solutions. Additionally, vulnerabilities in the security of our own internal systems could compromise the confidentiality of, or result in unauthorized access to personal information of our employees. If we do not maintain the security and integrity of personally identifiable information in accordance with applicable regulatory requirements, we could lose customers and be exposed to claims, costs and reputational harm that could materially and adversely affect our operating results. In addition, if we are required to implement new or different data protection measures, the associated costs could be significant.

Work Environment. *Our restructuring and re-engineering initiatives could negatively impact productivity and business results.* As part of our ongoing efforts to optimize our cost structure, from time to time, we shift and realign our employee resources, which could temporarily result in reduced productivity levels. In addition to our initiatives to reduce costs and expenses, we have initiatives to grow revenue, such as improving sales training, addressing sales territory requirements, maintaining and monitoring customer satisfaction with our solutions, and focusing on our strong value propositions. We typically have many such initiatives underway. If we are not successful in managing our various restructuring and re-engineering initiatives, and minimizing any resulting loss in productivity, our business and operating results could be negatively impacted.

If we do not attract and retain quality employees, we may not be able to meet our business objectives. Our employees are vital to our success. Our ability to attract and retain highly skilled technical, sales, consulting and other key personnel is critical, as these key employees are difficult to replace. If we are unable to attract or retain highly qualified employees by offering competitive compensation, secure work environments and leadership opportunities now and in the future, our business and operating results could be negatively impacted.

Our ability to effectively manage our business could be negatively impacted if we do not invest in and maintain reliable information systems. It is periodically necessary to replace, upgrade or modify our internal information systems. If we are unable to replace, upgrade or modify such systems in a timely and cost-effective manner, especially in light of demands on our information technology resources, our ability to capture and process financial transactions and therefore, our financial condition, results of operations, or ability to comply with legal and regulatory reporting obligations, may be impacted.



Internal Controls. *If we do not maintain effective internal controls, accounting policies, practices, and information systems necessary to ensure reliable reporting of our results, our ability to comply with our legal obligations could be negatively affected.* Our internal controls, accounting policies and practices, and internal information systems enable us to capture and process transactions in a timely and accurate manner in compliance with applicable accounting standards, laws and regulations, taxation requirements and federal securities laws and regulations. Our internal controls and policies are being closely monitored by management as we continue to implement a worldwide Enterprise Resource Planning (ERP) system. While we believe these controls, policies, practices and systems are adequate to ensure data integrity, unanticipated and unauthorized actions of employees or contractors (both domestic and international), temporary lapses in internal controls due to shortfalls in transition planning and oversight, or resource constraints, could lead to improprieties and undetected errors that could impact our financial condition, results of operations, or compliance with legal obligations. Moreover, while management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2012 (as set forth in "Management's Report on Internal Control over Financial Reporting" included in Item 9A of Part II of this Report), due to their inherent limitations, such controls may not prevent or detect misstatements in our reported financial statements. Such limitations include, among other things, the potential for human error or circumvention of controls. Further, the Company's internal control over financial reporting is subject to the risk that controls may become inadequate because of a failure to remediate control deficiencies, changes in conditions or a deterioration of the degree of compliance with established policies and procedures.

Sale of Entertainment. *The sale of assets of our entertainment business may expose us to certain post-closing liabilities.* On February 3, 2012, we entered into an agreement to sell certain assets of our entertainment line of business to Redbox Automated Retail, LLC (Redbox). Pursuant to the terms of the agreement, as amended on June 22, 2012, and upon the terms and conditions thereof, on June 22, 2012, we completed the disposition of

our entertainment line of business to Redbox for cash consideration of $100 million. We remain responsible for pre-closing liabilities of the entertainment business, and are subject to certain indemnification obligations in favor of Redbox for, among other things, breaches of representations, warranties and covenants under the purchase agreement. In addition, we may be subject to liabilities and obligations under and with respect to contracts and assets of the entertainment business that were not transferred to or assumed by Redbox.

Environmental. *Our historical and ongoing manufacturing activities subject us to environmental exposures.* Our facilities and operations are subject to a wide range of environmental protection laws, and we have investigatory and remedial activities underway at a number of facilities that we currently own or operate, or formerly owned or operated, to comply, or to determine compliance, with such laws. In addition, our products are subject to environmental laws in certain jurisdictions. Given the uncertainties inherent in such activities, there can be no assurances that the costs required to comply with applicable environmental laws will not impact future operating results. We have also been identified as a potentially responsible party in connection with certain environmental matters, including the Fox River and Kalamazoo River matters, as further described in Note 9, "Commitments and Contingencies," of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report; in "Environmental Matters" within Item 1 of Part I of this Report; and in "Environmental and Legal Contingencies" within the "Critical Accounting Policies and Estimates" section of the "Management's Discussion & Analysis of Financial Condition and Results of Operations" included in Item 7 of Part II of this Report, and we incorporate such disclosures by reference and make them a part of this discussion of risk factors.

Contingencies. *We face uncertainties with regard to regulations, lawsuits and other related matters.* In the normal course of business, we are subject to proceedings, lawsuits, claims and other matters, including those that relate to the environment, health and safety, employee benefits, import/export compliance, intellectual property, data privacy and security, product liability, commercial disputes and regulatory compliance, among others. Because such matters are subject to many uncertainties, their outcomes are not predictable and we must make certain estimates and assumptions in our financial statements. While we believe that amounts provided in our Consolidated Financial Statements are currently adequate in light of the probable and estimable liabilities, there can be no assurances that the amounts required to satisfy alleged liabilities from such matters will not impact future operating results. Additionally, we are subject to diverse and complex laws and regulations, including those relating to corporate governance, public disclosure and reporting, environmental safety and the discharge of materials into the environment, product safety, import and export compliance, data privacy and security, antitrust and competition, government contracting and anti-corruption, and labor and human resources, which are rapidly changing and subject to many possible changes in the future. Compliance with these laws and regulations, including changes in accounting standards, taxation requirements, and federal securities laws among others, may create a substantial burden on, and substantially increase costs to our organization or could have an impact on our future operating results.

Additionally, doing business on a worldwide basis requires us and our subsidiaries to comply with the laws and regulations of the U.S. government and various international jurisdictions. For example, our international operations are subject to U.S. and foreign anti-corruption laws and regulations, such as the Foreign Corrupt Practices Act, which generally prohibits U.S. companies or agents acting on behalf of such companies from making improper payments to foreign officials for the purpose of obtaining or keeping business. Our international operations are also subject to economic sanction programs administered by the U.S. Treasury Department's Office of Foreign Assets Control. If we are not in compliance with such laws and regulations, we may be subject to criminal and civil penalties, which may cause harm to our reputation and to our brand names and could have an adverse effect on our business, financial condition and results of operations. See Note 9 "Commitments and Contingencies" and Note 16 "Subsequent Events" of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report for information regarding our FCPA and OFAC investigations, which disclosures are incorporated by reference and made a part of this discussion of risk factors.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

As of January 1, 2013, NCR operated 238 facilities consisting of approximately 5.8 million square feet in 61 countries throughout the world. On a square footage basis, 26% of these facilities are owned and 74% are leased. Within the total facility portfolio, NCR operates 37 research and development and manufacturing facilities totaling 2.4 million square feet, 68% of which is leased. The remaining 3.4 million square feet of space includes office, repair, warehouse and other miscellaneous sites, and is 78% leased. NCR also owns 10 land parcels totaling 3.6 million square feet in 5 countries.

NCR is headquartered in Duluth, Georgia, USA. Our address at our corporate headquarters is 3097 Satellite Boulevard, Duluth, Georgia, 30096, USA.

Item 3. LEGAL PROCEEDINGS

Information regarding legal proceedings is included in Item 8 of Part II of this Report as part of Note 9, "Commitments and Contingencies," of the Notes to Consolidated Financial Statements and is incorporated herein by reference.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

Item 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

NCR common stock is listed on the New York Stock Exchange and trades under the symbol "NCR." There were approximately 114,642 holders of NCR common stock as of February 12, 2013. The following table presents the high and low per share prices for NCR common stock for each quarter of 2012 and 2011 as reported on the NYSE.

	2012	
	High	Low
1st quarter	**$22.19**	**$16.39**
2nd quarter	**$23.91**	**$20.05**
3rd quarter	**$25.99**	**$21.55**
4th quarter	**$25.75**	**$20.92**

	2011	
	High	Low
1st quarter	$20.62	$15.32
2nd quarter	$20.04	$17.67
3rd quarter	$20.97	$15.28
4th quarter	$20.48	$15.56

Dividends

Historically NCR has not paid cash dividends and does not anticipate the payment of cash dividends on NCR common stock in the immediate future. The declaration of dividends is restricted under our senior secured credit facility and the terms of the indentures for our senior unsecured notes, and would be further subject to the discretion of NCR's Board of Directors.

Stock Performance Graph

The following graph compares the relative investment performance of NCR stock, the Standard & Poor's MidCap 400 Stock Index, Standard & Poor's 500 Information Technology Sector and the Standard & Poor's 500 Stock Index. This graph covers the five-year period from December 31, 2007 through December 31, 2012.



Company / Index	2008	2009	2010	2011	2012
NCR Corporation	$56	$44	$ 61	$ 66	$102
S&P 500 Stock Index	$63	$80	$ 92	$ 94	$109
S&P 500 Information Technology Sector	$57	$92	$101	$104	$119
S&P MidCap 400 Stock Index	$64	$88	$111	$109	$129

(1) In each case, assumes a $100 investment on December 31, 2007, and reinvestment of all dividends, if any.

Purchase of Company Common Stock In October 1999, the Company's Board of Directors authorized a share repurchase program that provided for the repurchase of up to $250 million of its common stock, with no expiration from the date of authorization. On October 31, 2007 and July 28, 2010, the Board authorized the repurchase of an additional $250 million and $210 million, respectively, under this share repurchase program. In December 2000, the Board approved a systematic share repurchase program, with no expiration from the date of authorization, to be funded by the proceeds from the purchase of shares under the Company's Employee Stock Purchase Plan and the exercise of stock options, for the purpose of offsetting the dilutive effects of the employee stock purchase plan and outstanding options. As of December 31, 2012, approximately $179 million and $62 million remained available for further repurchases of the Company's common stock under the 1999 and 2000 Board of Directors share repurchase programs, respectively. The Company's ability to repurchase its common stock is restricted under the Company's senior secured credit facility and terms of the indentures for the Company's senior unsecured notes.

During the three months ended December 31, 2012, the Company did not repurchase any shares of its common stock. The Company occasionally purchases vested restricted stock shares at the current market price to cover withholding taxes. During the three months ended December 31, 2012, the Company did not purchase any vested restricted shares.



Item 6. SELECTED FINANCIAL DATA

In millions, except per share and employee and contractor amounts **For the years ended December 31**	**2012**	**2011**	**2010**	**2009**	**2008**
Continuing Operations [a]					
Revenue	**$ 5,730**	$ 5,291	$ 4,711	$ 4,579	$ 5,300
Income from operations	**$ 232**	$ 212	$ 149	$ 134	$ 328
Other (expense) income, net	**$ (8)**	$ (3)	$ (11)	$ (31)	$ 16
Income tax expense (benefit)	**$ 42**	$ 51	$ (11)	$ 8	$ 70
Income from continuing operations attributable to NCR common stockholders	**$ 140**	$ 146	$ 144	$ 82	$ 253
Income (loss) from discontinued operations, net of tax	**$ 6**	$ (93)	$ (10)	$ (115)	$ (25)
Basic earnings (loss) per common share attributable to NCR common stockholders:					
From continuing operations [a,b]	**$ 0.88**	$ 0.92	$ 0.90	$ 0.52	$ 1.53
From discontinued operations	**$ 0.04**	$ (0.58)	$ (0.06)	$ (0.73)	$ (0.15)
Total basic earnings (loss) per common share	**$ 0.92**	$ 0.34	$ 0.84	$ (0.21)	$ 1.38
Diluted earnings (loss) per common share attributable to NCR common stockholders:					
From continuing operations [a,b]	**$ 0.85**	$ 0.91	$ 0.89	$ 0.51	$ 1.51
From discontinued operations	**$ 0.04**	$ (0.58)	$ (0.06)	$ (0.72)	$ (0.15)
Total diluted earnings (loss) per common share	**$ 0.89**	$ 0.33	$ 0.83	$ (0.21)	$ 1.36
Cash dividends per share	**$ —**	$ —	$ —	$ —	$ —
As of December 31					
Total assets	**$ 6,371**	$ 5,591	$ 4,361	$ 4,094	$ 4,255
Total debt	**$ 1,963**	$ 853	$ 11	$ 15	$ 308
Total NCR stockholders' equity	**$ 1,247**	$ 785	$ 883	$ 564	$ 440
Number of employees and contractors	**25,700**	23,500	21,000	21,500	22,400

(a) Continuing operations excludes the costs and insurance recoveries relating to certain environmental obligations associated with discontinued operations, including the Fox River, Japan and Kalamazoo River matters, the closure of NCR's EFT payment processing business in Canada, and the results from our previously disposed healthcare solutions and Entertainment businesses.

(b) The following income (expense) amounts, net of tax are included in income from continuing operations for the years ended December 31:

In millions	**2012**	**2011**	**2010**	**2009**	**2008**
Impairment charges	**$ (7)**	$—	$ (9)	$ (30)	$—
Acquisition related costs	**(16)**	(28)	—	—	—
Acquisition related amortization of intangibles	**(25)**	(8)	—	—	—
OFAC and FCPA investigations	**(2)**	—	—	—	—
Legal settlements and charges	**—**	2	(5)	(4)	(8)
Japan valuation reserve release	**—**	—	39	—	—
Incremental costs directly related to the relocation of the worldwide headquarters	**—**	—	(11)	(4)	—
Organizational realignment initiative	**—**	—	—	—	(45)
Net gains from sales of real estate	**—**	—	—	—	13
Total	**$ (50)**	$ (34)	$ 14	$ (38)	$ (40)

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

BUSINESS OVERVIEW

NCR Corporation is a leading global technology company that provides innovative products and services that enable businesses to connect, interact and transact with their customers and enhance their customer relationships by addressing consumer demand for convenience, value and individual service. Our portfolio of self-service and assisted-service solutions serve customers in the financial services, retail, hospitality, travel, and telecommunications and technology industries and include automated teller machines (ATMs), self-service kiosks and point of sale devices, as well as software applications that can be used by consumers to enable them to interact with businesses from their computer or mobile device. We also complement these product solutions by offering a complete portfolio of services that support both NCR and third party solutions. We also resell third-party networking products and provide related service offerings in the telecommunications and technology sectors.

We have four operating segments: Financial Services, Retail Solutions, Hospitality and Emerging Industries. Each of our lines of business derives its revenues by selling products and services in each of the sales theaters in which NCR operates.

Our solutions are based on a foundation of long-established industry knowledge and consulting expertise, value-added software, hardware technology, global customer support services, and a complete line of business consumables and specialty media products.

NCR's reputation is founded upon over 128 years of providing quality products, services and solutions to our customers. At the heart of our customer and other business relationships is a commitment to acting responsibly, ethically and with the highest level of integrity. This commitment is reflected in NCR's Code of Conduct, which is available on the Corporate Governance page of our website.

2012 OVERVIEW

As more fully discussed in later sections of this MD&A, the following were significant themes and events for 2012:

- Revenue growth of approximately 8% compared to full year 2011
- Gross margin improvement of approximately 120 basis points compared to full year 2011
- Continued realization of the benefits of our cost reduction initiatives
- Continued growth of higher margin software and services offerings and improvements in revenue mix
- Completion of phase two of our pension strategy
- Completion of the offering of $600 million aggregate principal amount of 5.00% senior unsecured notes due in 2022, and $500 million aggregate principal amount of 4.625% senior notes due in 2021
- Entered into a definitive Agreement and Plan of Merger to acquire Retalix Ltd. for a cash purchase price of approximately $800 million
- Completion of the disposition of our Entertainment business to Redbox Automated Retail, LLC for cash consideration of $100 million

OVERVIEW OF STRATEGIC INITIATIVES

We have a focused and consistent business strategy targeted at revenue growth, gross margin expansion and improved customer loyalty. To execute this strategy, we identified three key imperatives that aligned with our financial objectives for 2012 and beyond: deliver disruptive innovation; focus on migrating our revenue to higher margin software and services revenue; and more fully enable our sales force with a consultative selling model

that better leverage the innovation we are bringing to the market. Our strategy, on which we will remain focused in 2013, is summarized in more detail below:

- *Gain profitable share*—We seek to optimize our investments in demand creation to increase NCR's market share in areas with the greatest potential for profitable growth, which include opportunities in self-service technologies with our core financial services, retail, and hospitality customers as well as the shift of our business model to focus on growth of higher margin software and services. We focus on expanding our presence in our core industries, while seeking additional growth by:
  - penetrating market adjacencies in single and multi-channel self-service segments;
  - expanding and strengthening our geographic presence and sales coverage across customer tiers through use of the indirect channel; and
  - leveraging NCR Services and consumables solutions to grow our share of customer revenue, improve customer retention, and deliver increased value to our customers.
- *Expand into emerging growth industry segments*—We are focused on broadening the scope of our self-service solutions from our existing customers to expand these solution offerings to customers in newer industry-vertical markets including telecommunications and technology as well as travel and gaming. We expect to grow our business in these industries through integrated service offerings in addition to targeted acquisitions and strategic partnerships.
- *Build the lowest cost structure in our industry*—We strive to increase the efficiency and effectiveness of our core functions and the productivity of our employees through our continuous improvement initiatives.
- *Enhance our global service capability*—We continue to identify and execute various initiatives to enhance our global service capability. We also focus on improving our service positioning, increasing customer service attach rates for our products and improving profitability in our services business. Our service capability can provide us a competitive advantage in winning customers and it provides NCR with an attractive and stable revenue source.
- *Innovation of our people*—We are committed to solution innovation across all customer industries. Our focus on innovation has been enabled by closer collaboration between NCR Services and our lines of business, as well as a model to apply best practices across all industries through one centralized research and development organization and one business decision support function. Innovation is also driven through investments in training and developing our employees by taking advantage of our new world-class training centers. We expect that these steps and investments will accelerate the delivery of new innovative solutions focused on the needs of our customers and changes in consumer behavior.
- *Enhancing the customer experience*—We are committed to providing a customer experience to drive loyalty, focusing on product and software solutions based on the needs of our customers, a sales force enabled with the consultative selling model to better leverage the innovative solutions we are bringing to market, and sales and support service teams focused on delivery and customer interactions. We continue to rely on the Customer Loyalty Survey, among other metrics, to measure our current state and set a course for our future state where we aim to continuously improve with solution innovations as well as through the execution of our service delivery programs.
- *Pursue strategic acquisitions that promote growth and improve gross margin*—We are continually exploring potential acquisition opportunities in the ordinary course of business to identify acquisitions that can accelerate the growth of our business and improve our gross margin mix, with a particular focus on software-oriented transactions. We may fund acquisitions through either equity or debt, including borrowings under our senior secured credit facility.

FUTURE TRENDS

We are encouraged by our market position for 2013 and are forecasting revenue to be slightly higher than 2012. We plan to continue to manage our costs effectively and balance our investments in areas that generate high returns.

We see the following as the most significant risks to the execution of our initiatives:

- The global economic and credit environment and its effect on capital spending by our customers
- Competition that can drive further price erosion and potential loss of market share
- Difficulties associated with introduction of products in new self-service markets
- Market adoption of our products by customers
- Management and servicing of our existing indebtedness
- Integration of previously completed acquisitions

RESULTS FROM OPERATIONS

The following table shows our results for the years ended December 31:

In millions	2012	2011	2010
Revenue	**$5,730**	$5,291	$4,711
Gross margin	**1,345**	1,182	990
Gross margin as a percentage of revenue	**23.5%**	22.3%	21.0%
Operating expenses			
Selling, general and administrative expenses	**894**	794	685
Research and development expenses	**219**	176	156
Income from operations	**$ 232**	$ 212	$ 149

The following table shows our revenues and gross margins from products and services, respectively, for the years ended December 31:

In millions	2012	2011	2010
Product revenue	**$2,854**	$2,592	$2,301
Cost of products	**2,177**	2,011	1,799
Product gross margin	**$ 677**	$ 581	$ 502
Product gross margin as a percentage of revenue	**23.7%**	22.4%	21.8%
Services revenue	**$2,876**	$2,699	$2,410
Cost of services	**2,208**	2,098	1,922
Services gross margin	**$ 668**	$ 601	$ 488
Services gross margin as a percentage of revenue	**23.2%**	22.3%	20.2%

The following table shows our revenues by theater for the years ended December 31:

In millions	2012	% of Total	2011	% of Total	% Increase (Decrease)	% Increase (Decrease) Constant Currency
Americas	**$2,823**	**49%**	$2,448	46%	15%	16%
Europe	**1,459**	**26%**	1,421	27%	3%	9%
Asia Middle East Africa (AMEA)	**1,448**	**25%**	1,422	27%	2%	4%
Consolidated revenue	**$5,730**	**100%**	$5,291	100%	8%	11%

2012 compared to 2011 results discussion

Revenue

Revenue increased 8% in 2012 from 2011 due to improvement in our financial services and hospitality lines of business offset by declines in our retail solutions and emerging industries lines of business. The effects of foreign currency fluctuations had a 3% unfavorable impact on revenue for the year. For the year ended December 31, 2012, our product revenue increased 10% and services revenue increased 7% compared to the year ended December 31, 2011. The increase in our product revenue was due to growth in the financial services line of business in the Americas, Europe and AMEA theaters, and growth in the hospitality line of business in the Americas theater offset by declines in the retail solutions line of business in the Americas and Europe theaters. The increase in our services revenue was primarily attributable to increases in professional and installation services and maintenance services in the financial services and hospitality lines of business in the Americas theater offset by declines in such services in the retail solutions line of business in the Americas and Europe theaters.

Gross Margin

Gross margin as a percentage of revenue was 23.5% in 2012 compared to 22.3% in 2011. Product gross margin in 2012 increased to 23.7% compared to 22.4% in 2011. During 2012 and 2011, product gross margin was adversely affected by approximately $19 million and $6 million, respectively, of acquisition related amortization of intangibles. After considering this item, the product gross margin increased due to favorable sales mix with an increase in software revenue.

Services gross margin increased to 23.2% in 2012 compared to 22.3% in 2011. Services gross margin was negatively impacted by $33 million in higher pension expense, or 1.1% as a percentage of services revenue, year over year. After considering this item, the increase in services gross margin was due to lower labor and service delivery costs.

2011 compared to 2010 results discussion

Revenue

Revenue increased 12% in 2011 from 2010 due to improvement across all lines of business. The effects of foreign currency fluctuations had a 3% favorable impact on revenue. For the year ended December 31, 2011, our product revenue increased 13% and services revenue increased 12% compared to the year ended December 31, 2010. The increase in our product revenue was due to increases in sales volumes in the financial services and retail lines of business in the Americas and AMEA theaters coupled with incremental revenues generated in the hospitality line of business following the acquisition of Radiant Systems, Inc. on August 24, 2011. The increase in our services revenue was primarily attributable to increases in professional and installation services and maintenance services in the financial services and retail lines of business in the Americas, Europe and AMEA theaters. The acquisition of Radiant also led to an incremental increase in services revenue in the Americas theater.

Gross Margin

Gross margin as a percentage of revenue was 22.3% in 2011 compared to 21.0% in 2010. Product gross margin in 2011 increased slightly to 22.4% compared to 21.8% in 2010 due to improved sales mix.

Services gross margin increased to 22.3% in 2011 compared to 20.2% in 2010. Services gross margin was negatively impacted by $18 million in higher pension expense, or 0.7% as a percentage of services revenue. After considering the effect of pension expense, the increase in services gross margin was due to lower labor and service delivery costs and continued focus on overall cost containment.

Effects of Pension, Postemployment, and Postretirement Benefit Plans

NCR's income from continuing operations for the years ended December 31 was impacted by certain employee benefit plans as shown below:

In millions	2012	2011	2010
Pension expense	**$292**	$222	$208
Postemployment expense	**37**	46	43
Postretirement benefit	**(14)**	(13)	(4)
Total expense	**$315**	$255	$247

In 2012, pension expense increased to $292 million compared to $222 million in 2011 and $208 million in 2010. In 2012, pension expense included a one-time settlement charge of $119 million related to the voluntary lump sum offer to certain participants of the U.S. qualified pension plan that was completed in the fourth quarter of 2012. Excluding this charge, pension expense was $173 million, which decreased primarily due to a reduction in the amortization of actuarial losses for plans which have less than 10% active participants where, as of January 1, 2012, the amortization is now being calculated based on average remaining life expectancy rather than remaining service period. This change reflects our ongoing accounting policy for the evolving demographics of our pension plans, and was effective for the U.S. qualified pension plan and our largest U.K. plan beginning in the first quarter of 2012. In 2012, approximately 41% of the pension expense was included in selling, general and administrative and research and development expenses, with the remaining 59% included in cost of products and services.

Postemployment expense (severance and disability medical) was $37 million in 2012 compared to $46 million in 2011 and $43 million in 2010. The decrease in postemployment expense in 2012 was primarily related to approximately $6 million of Radiant acquisition related severance costs incurred in 2011. In 2012, approximately 62% of total postemployment expense was included in cost of products and services, with the balance included in selling, general and administrative and research and development expenses.

Postretirement plans provided a $14 million benefit in 2012, a $13 million benefit in 2011, and a $4 million benefit in 2010. The increase in postretirement benefit in 2012 and 2011 from 2010 is primarily related to an increase in the level of amortization of prior service benefit associated with changes in the benefits provided under the Company's previously closed U.S. Post-65 Retiree Medical Plan, which were announced in December 2010.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $100 million to $894 million in 2012 from $794 million in 2011. As a percentage of revenue, these expenses were 15.6% in 2012 and 15.0% in 2011. In 2012, selling, general, and administrative expenses included $86 million of pension costs, $23 million of acquisition related costs, $19 million of amortization of acquisition related intangible assets and $4 million of legal costs related to the previously disclosed FCPA and OFAC internal investigations. In 2011, selling, general, and administrative expenses included $66 million of pension costs, $37 million of acquisition related costs, and $6 million of amortization of acquisition related intangible assets. After considering these items, selling, general and administrative expenses increased as a percentage of revenue to 13.3% in 2012 from 12.9% in 2011 primarily due to additional investments in sales resources.

Selling, general, and administrative expenses increased $109 million to $794 million in 2011 from $685 million in 2010. As a percentage of revenue, these expenses were 15.0% in 2011 and 14.5% in 2010. In 2011, selling, general, and administrative expenses included $66 million of pension costs, $37 million of acquisition related costs, and $6 million amortization of acquisition related intangible assets. In 2010, selling, general, and administrative expenses included $67 million of pension costs, $18 million of incremental costs related to the relocation of our worldwide headquarters and $8 million related to a litigation charge offset by a $6 million gain

related to the sale of an office building in France. After considering these items, selling, general, and administrative expenses slightly increased as a percentage of revenue to 12.9% in 2011 from 12.7% in 2010.

Research and Development Expenses

Research and development expenses increased $43 million to $219 million in 2012 from $176 million in 2011. As a percentage of revenue, these costs were 3.8% in 2012 and 3.3% in 2011. Pension costs included in research and development expenses were $34 million in 2012 as compared to $24 million in 2011. After considering this item, research and development expenses slightly increased to 3.2% in 2012 from 2.9% in 2011 as a percentage of revenue and are in line with management expectations as we continue to invest in broadening our self-service solutions.

Research and development expenses increased $20 million to $176 million in 2011 from $156 million in 2010. Pension costs included in research and development expenses were $24 million in 2011 as compared to $25 million in 2010. After considering this item, research and development costs increased slightly as a percentage of revenue from 2.8% in 2010 to 2.9% in 2011 and are in line with management expectations as we continue to invest in broadening our self-service solutions.

Interest and Other Expense Items

Interest expense was $42 million in 2012 compared to $13 million in 2011 and $2 million in 2010. For the years ended December 31, 2012 and 2011, interest expense is primarily related to borrowings under the Company's senior secured credit facility. The increase is primarily related to a full year of interest expense in 2012 compared to a partial year in 2011 as the facility was entered into during August 2011.

Other expense (income), net was $8 million in 2012 compared to $3 million in 2011 and $11 million in 2010. Other expense (income), net includes items such as gains or losses on equity investments, interest income, among others. Interest income was $6 million in 2012, $5 million in 2011, and $5 million in 2010. In 2012, other expense (income), net included $7 million related to the impairment of an investment and $5 million in bank related fees. In 2011, other expense (income), net included $7 million related to loss from foreign currency fluctuations partially offset by income from the sale of certain patents and a benefit of $3 million from final settlement of a litigation matter. In 2010, other expense (income), net included $14 million related to the impairment of an investment.

Income Taxes

The effective tax rate was 23% in 2012, 26% in 2011, and (8)% in 2010. During 2012, we favorably settled examinations with Canada for the 2003 tax year and Japan for tax years 2001 through 2006 that resulted in tax benefits of $14 million and $13 million, respectively. In addition, the 2012 tax rate was favorably impacted by the mix of taxable profits and losses by country. These benefits were partially offset by an increase of $17 million to the U.S. valuation allowance for deferred tax assets, primarily related to tax attributes expiring by 2015. During 2011, we favorably settled examinations with Canada for 1997 through 2001 that resulted in a $12 million tax benefit. The 2010 tax rate was favorably impacted by the release of a $40 million valuation allowance in the third quarter of 2010 that was no longer required on specific deferred tax assets in NCR's subsidiary in Japan and by the mix of taxable profits and losses by country.

In connection with the American Taxpayer Relief Act of 2012 that was signed into law in January 2013, we expect to record a one-time benefit of approximately $16 million related to retroactive tax relief for certain tax law provisions that expired in 2012. Because the legislation was signed into law after the end of our 2012 fiscal year, the retroactive effects of the bill will be reflected in the first quarter of 2013. We anticipate that our effective tax rate will be approximately 26% in 2013. However, changes in profit mix or other events, such as tax audit settlements or changes in our valuation allowances, could impact this anticipated rate.

During 2011, the Internal Revenue Service commenced examinations of our 2009 and 2010 income tax returns, which are ongoing. During 2012, we favorably settled the examination of Radiant's 2009 and 2010

income tax returns with the Internal Revenue Service. While we are subject to numerous federal, state and foreign tax audits, we believe that the appropriate reserves exist for issues that might arise from these audits. Should these audits be settled, the resulting tax effect could impact the tax provision and cash flows in future periods. During 2013, the Company expects to resolve certain tax matters related to U.S. and foreign tax jurisdictions. These resolutions could have a material impact on the effective tax rate in 2013.

Income (Loss) from Discontinued Operations

For the year ended December 31, 2012, income from discontinued operations was $6 million, net of tax, which includes a $4 million loss from the Entertainment business, an $8 million benefit from favorable changes in uncertain tax benefits related to Teradata and a $2 million benefit from an insurance recovery from a previously agreed settlement related to the Fox River environmental matter.

For the year ended December 31, 2011, loss from discontinued operations was $93 million, net of tax, which includes a $96 million operating loss from the Entertainment business, a $1 million operating loss from the closure of NCR's EFT payment processing business in Canada, a $4 million operating loss from the divestiture of our healthcare solutions business, offset by $2 million income from environmental matters which included favorable impact of changes in estimates related to the Fox River reserve offset by an accrual for litigation fees related to the Kalamazoo River environmental matter and an accrual for anticipated future disposal costs related to an environmental matter in Japan, and a $6 million benefit from favorable changes in uncertain tax benefits attributable to Teradata.

For the year ended December 31, 2010, loss from discontinued operations was $10 million, net of tax, which includes a $28 million operating loss from the Entertainment business and a $5 million operating loss from our healthcare solutions business offset by $20 million benefit primarily from settlements of Fox River related insurance claims with insurance carriers and a $3 million benefit from favorable changes in uncertain tax benefits attributable to Teradata.

Revenue and Operating Income by Segment

As described in Note 12, "Segment Information and Concentrations" of the Notes to Consolidated Financial Statements, the Company manages and reports its businesses in the following segments:

- **Financial Services**—We offer solutions to enable customers in the financial services industry to reduce costs, generate new revenue streams and enhance customer loyalty. These solutions include a comprehensive line of ATM and payment processing hardware and software and cash management software, and related installation, maintenance, and managed and professional services. We also offer a complete line of printer consumables.
- **Retail Solutions**—We offer solutions to customers in the retail industry designed to improve selling productivity and checkout processes as well as increase service levels. These solutions primarily include retail-oriented technologies, such as point of sale terminals and related software, bar-code scanners, as well as innovative self-service kiosks, such as self-checkout. We also offer installation, maintenance, and managed and professional services and a complete line of printer consumables.
- **Hospitality (formerly Hospitality and Specialty Retail)**—We offer technology solutions to customers in the hospitality industry, serving businesses that range from a single store or restaurant to global chains and sports and entertainment venues. Our solutions include point of sale hardware and software solutions, installation, maintenance, and managed and professional services and a complete line of printer consumables.
- **Emerging Industries**—We offer maintenance as well as managed and professional services for third-party computer hardware provided to select manufacturers, primarily in the telecommunications industry, who value and leverage our global service capability. Also included in the Emerging Industries segment are solutions designed to enhance the customer experience for the travel and gaming industries, including self-service kiosks, as well as related installation, maintenance, and managed and professional services.

As of January 1, 2012, the specialty retail customer accounts that were formerly part of the Hospitality and Specialty Retail segment are now included in the Retail Solutions segment, and the hospitality customer accounts that were formerly part of the Retail Solutions segment are now included in the Hospitality segment. As a result, the former Hospitality and Specialty Retail segment has been renamed Hospitality. Prior period information has not been reclassified to conform to the current period presentation, as the change was not considered material.

Each of these segments derives its revenues by selling products and services in the sales theaters in which NCR operates. Segments are measured for profitability by the Company's chief operating decision maker based on revenue and segment operating income. For purposes of discussing our operating results by segment, we exclude the impact of certain items from segment operating income, consistent with the manner by which management reviews each segment, evaluates performance, and reports our segment results under accounting principles generally accepted in the United States of America (otherwise known as GAAP). This format is useful to investors because it allows analysis and comparability of operating trends. It also includes the same information that is used by NCR management to make decisions regarding the segments and to assess our financial performance.

Certain amounts have been excluded from segment operating income for each reporting segment presented below, including pension expense and certain other significant, non-recurring items. Our segment results are reconciled to total Company results reported under GAAP in Note 12, "Segment Information and Concentrations" of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report.

In the segment discussions below, we have disclosed the impact of foreign currency fluctuations as it relates to our segment revenue due to its significance.

Financial Services Segment

The following table presents the Financial Services revenue and segment operating income for the years ended December 31:

In millions	2012	2011	2010
Revenue	**$3,180**	$2,999	$2,645
Operating income	**$ 319**	$ 313	$ 250
Operating income as a percentage of revenue	**10.0%**	10.4%	9.5%

Financial Services revenue increased 6% in 2012 compared to 2011 and 13% in 2011 compared to 2010. Revenue growth in 2012 compared to 2011 was primarily generated from higher product volumes in the Americas, Europe and AMEA theaters, and higher services revenue in the Americas and Europe theaters. Foreign currency fluctuations negatively impacted the year-over-year revenue comparison by 3%. Revenue growth in 2011 compared to 2010 was primarily generated from higher product volumes and services revenue in the Americas, AMEA and Europe theaters and higher services revenues in the AMEA theater. Foreign currency fluctuations favorably impacted the year-over-year revenue comparison by 3%.

Operating income was $319 million in 2012, $313 million in 2011 and $250 million in 2010. The improvement in the Financial Services operating income in 2012 compared to 2011 was driven by higher product sales and an improved mix of services revenue, slightly offset by a continued investment in services and research and development. The improvement in 2011 compared to 2010 was driven by higher product volumes and favorable product mix as well as higher services revenue and lower service delivery costs.

Retail Solutions Segment

The following table presents the Retail Solutions revenue and segment operating income for the years ended December 31:

In millions	2012	2011	2010
Revenue	**$1,667**	$1,778	$1,717
Operating income	**$ 102**	$ 71	$ 73
Operating income as a percentage of revenue	**6.1%**	4.0%	4.3%

Retail Solutions revenue decreased 6% in 2012 compared to 2011 and increased 4% in 2011 compared to 2010. The decrease in revenue in 2012 compared to 2011 was primarily driven by declines in product sales and services revenue in the Americas and Europe theaters. Foreign currency fluctuations negatively impacted the year-over-year revenue comparison by 1%. The increase in revenue in 2011 compared to 2010 was primarily driven by higher services revenue in the Americas and AMEA theaters partially offset by declines in product volumes in the Americas and Europe theaters. Foreign currency fluctuations positively impacted the year-over-year revenue comparison by 3%.

Operating income was $102 million in 2012, $71 million in 2011 and $73 million in 2010. The improvement in the Retail Solutions operating income in 2012 compared to 2011 was driven by a favorable mix of revenue and the movement of accounts, as described above. The decrease in the Retail Solutions operating income in 2011 compared to 2010 was primarily due to the negative impact of higher paper prices.

Hospitality Segment

The following table presents the Hospitality revenue and segment operating income for the years ended December 31:

In millions	2012	2011	2010
Revenue	**$ 522**	$ 141	—
Operating income	**$ 85**	$ 22	—
Operating income as a percentage of revenue	**16.3%**	15.6%	— %

The Hospitality segment generated revenue of $522 million in 2012 compared to $141 million in 2011. In each period, the revenue is driven largely by product sales and services revenue in the Americas theater.

Operating income for Hospitality was $85 million in 2012 compared to $22 million in 2011.

The company completed its acquisition of Radiant Systems on August 24, 2011. Because the acquisition was completed during the third quarter of 2011, the revenue and operating income results being reflected for the Hospitality segment for the year ended December 31, 2011 are partial, and reflect only the period from August 24, 2011 through the end of the year.



Emerging Industries Segment

The following table presents the Emerging Industries revenue and segment operating income for the years ended December 31:

In millions	2012	2011	2010
Revenue	**$ 361**	$ 373	$ 349
Operating income	**$ 83**	$ 77	$ 60
Operating income as a percentage of revenue	**23.0%**	20.6%	17.2%

Emerging Industries revenue decreased 3% in 2012 compared to 2011 and increased 7% in 2011 compared to 2010. The decrease in revenue in 2012 compared to 2011 was primarily driven by a decline in services revenue related to telecommunications and technology in the Americas theater. Foreign currency fluctuations negatively impacted the year-over-year revenue comparison by 2%. The increase in revenue in 2011 compared to 2010 was driven primarily by higher services revenue related to telecommunications and technology in the Europe and Americas theaters. Foreign currency fluctuations favorably impacted the year-over-year revenue comparison by 3%.

Operating income was $83 million in 2012, $77 million in 2011, and $60 million in 2010. The improvement in the Emerging Industries operating income in 2012 compared to 2011 was primarily due to improved product and services mix and lower service delivery costs, partially offset by the decline in revenue. The increase in the Emerging Industries operating income in 2011 compared to 2010 was primarily due to improved services mix and lower service delivery costs.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

In the year ended December 31, 2012, cash used in operating activities was $180 million and for the year ended December 31, 2011 cash provided by operating activities was $388 million.

NCR's management uses a non-GAAP measure called "free cash flow," which we define as net cash provided by (used in) operating activities and cash provided by (used in) discontinued operations, less capital expenditures for property, plant and equipment, and additions to capitalized software, to assess the financial performance of the Company. Free cash flow does not have a uniform definition under GAAP, and therefore NCR's definition may differ from other companies' definitions of this measure. The components used to calculate free cash flow are GAAP measures that are taken directly from the Consolidated Statements of Cash Flows. We believe free cash flow information is useful for investors because it relates the operating cash flows from the Company's continuing and discontinued operations to the capital that is spent to continue and improve business operations. In particular, free cash flow indicates the amount of cash available after capital expenditures for, among other things, investments in the Company's existing businesses, strategic acquisitions and investments, repurchase of NCR stock and repayment of debt obligations. Free cash flow does not represent the residual cash flow available for discretionary expenditures, since there may be other non-discretionary expenditures that are not deducted from the measure. This non-GAAP measure should not be considered a substitute for, or superior to, cash flows from operating activities under GAAP. The table below reconciles net cash (used in) provided by operating activities, the most directly comparable GAAP measure, to NCR's non-GAAP measure of free cash flow for the year ended December 31:

In millions	2012	2011	2010
Net cash (used in) provided by operating activities	**$(180)**	$388	$ 279
Less: Expenditures for property, plant and equipment, net of grant reimbursements	**(80)**	(61)	(69)
Less: Additions to capitalized software	**(80)**	(62)	(57)
Net cash used in discontinued operations	**(114)**	(77)	(116)
Free cash (used) flow (non-GAAP)	**$(454)**	$188	$ 37

In 2012, net cash provided by operating activities decreased $568 million, net capital expenditures increased $19 million, capitalized software additions increased $18 million, and net cash used in discontinued operations increased $37 million, which contributed to a net decrease in free cash flow of $642 million in comparison to 2011. Both net cash provided by operating activities and free cash flow were negatively impacted by $600 million in discretionary contributions to the U.S. qualified pension plan. Excluding the discretionary contributions, free cash flow was $146 million in 2012. The increase in net capital expenditures and capitalized software was due to additional investment since the acquisition of Radiant. The cash used in discontinued operations was attributable to the operating loss from the Entertainment business as well as remediation payments associated with the Fox River environmental matter. For the twelve months ended December 31, 2012, net cash used in discontinued operations excludes cash provided by investing activities from discontinued operations of $99 million.

In 2011, net cash provided by operating activities increased $109 million, net capital expenditures decreased $8 million, capitalized software additions increased $5 million, and net cash used in discontinued operations decreased $39 million, which contributed to a net increase in free cash flow of $151 million in comparison to 2010. The cash used in discontinued operations was attributable to the operating loss from the Entertainment business as well as remediation payments made in connection with the Fox River environmental matter slightly offset by insurance recoveries in 2011.

Financing activities and certain other investing activities are not included in our calculation of free cash flow. Our other investing activities primarily include business acquisitions, divestitures and investments as well as proceeds from the sales of property, plant and equipment. During the year ended December 31, 2012, we completed multiple acquisitions that totaled $108 million, net of cash received. During the year ended December 31, 2011, we completed the acquisition of Radiant for approximately $1.087 billion, net of cash

received (which is discussed further below), and the divestiture of our healthcare business for approximately $2 million. During the year ended December 31, 2010 we completed an acquisition for approximately $16 million, which is included in other investing activities, net, in the Consolidated Statements of Cash Flows and generated proceeds from the sale of property, plant and equipment of $39 million, mainly due to the sale of an office building in France.

Our financing activities primarily include proceeds from employee stock plans, repurchases of NCR common stock and borrowings and repayments of credit facilities. During the year ended December 31, 2012, 2011 and 2010, proceeds from employee stock plans were $53 million, $18 million and $11 million respectively. During the year ended December 31, 2012, payments made for tax withholding on behalf of employees totaled $12 million. During the year ended December 31, 2011 and 2010, we repurchased approximately 3.6 million shares of NCR common stock for $70 million and approximately 1.5 million shares of NCR common stock for $20 million, respectively. Additionally, during the year ended December 31, 2011, we received proceeds of $43 million for the sale of a 49% voting equity interest in our manufacturing subsidiary in Brazil to Scopus Tecnologia, Ltda.

In connection with the acquisition of Radiant, on August 22, 2011, we entered into a new $1.4 billion senior secured credit facility with and among a syndicate of lenders with JPMorgan Chase Bank, N.A., as the administrative agent. The senior secured credit facility consisted of a term loan facility in the amount of $700 million and a revolving facility in the amount of $700 million, of which $1.1 billion was drawn to fund the acquisition. On August 22, 2012, we entered into an incremental facility agreement and a second amendment to the senior secured credit facility. The incremental facility agreement relates to, and was entered into pursuant to, the senior secured credit facility. The incremental facility agreement supplements the amounts available to NCR under the senior secured credit facility by $300 million by establishing a $150 million new tranche of term loan commitments and a $150 million new tranche of revolving loan commitments, bringing the total sum available to NCR under the senior secured credit facility and the incremental facility agreement to $1.7 billion. As of December 31, 2012, the outstanding principal balance of the term loan facility was $850 million and the outstanding balance on the revolving facility was zero, which decreased from an initial balance of $140 million, as of December 31, 2011, due to net repayments.

On September 17, 2012, we issued $600 million aggregate principal amount of 5.00% senior unsecured notes due in 2022 and on December 18, 2012, we issued $500 million aggregate principal amount of 4.625% senior unsecured notes due in 2021. The 5.00% notes were sold at 100% of the principal amount and will mature on July 15, 2022. The 4.625% notes were sold at 100% of the principal amount and will mature on February 15, 2021. Both the 5.00% and the 4.625% notes are unsecured senior obligations of NCR Corporation and are guaranteed, on an unsecured senior basis, by our subsidiaries, NCR International, Inc. and Radiant Systems, Inc., which also guarantee our obligations under the senior secured credit facility.

The net proceeds of the 5.00% notes of $592 million were used for a $500 million discretionary contribution to our U.S. qualified pension plan in the third quarter of 2012 and a $100 million discretionary contribution to our U.S. qualified pension plan in the fourth quarter of 2012 pursuant to phase two of our pension strategy, as described below. The net proceeds of the 4.625% notes of $494 million are being used to help fund the acquisition of Retalix, which was completed during the first quarter of 2013.

See Note 5 "Debt Obligations," of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report for additional information on the senior secured credit facility and the 5.00% notes and the 4.625% notes.

During 2010, the Company completed phase one of its pension strategy, which included a comprehensive analysis of its capital allocation strategy, with specific focus on its approach to pension management and commenced a plan to substantially reduce future volatility in the value of assets held by its U.S. qualified pension plan by rebalancing the asset allocation to a portfolio substantially composed of fixed income assets by the end of 2012 and, to the extent possible, undertaking similar action with respect to its international pension plans. At the end of 2012, the Company had reallocated approximately 100% of U.S. pension assets and approximately 65% of international pension assets to fixed income assets.

During 2012, the Company completed phase two of its pension strategy. This phase consisted of making a contribution to the Company's U.S. qualified pension plan with funds raised from the 5.00% notes as described above, and offering a voluntary lump sum payment option to certain former employees who were deferred vested participants of the U.S. qualified pension plan who had not yet started monthly payments of their pension benefit. The voluntary lump sum payment offer was commenced in the third quarter of 2012 and closed during the fourth quarter of 2012. We recorded a $119 million settlement charge in connection with the offer.

We expect to make pension, postemployment and postretirement plan contributions of approximately $182 million in 2013. Refer to Note 8, "Employee Benefit Plans," of the Notes to the Consolidated Financial Statements for additional discussion on our pension, postemployment and postretirement plans and phase two of the pension strategy.

Cash and cash equivalents held by the Company's foreign subsidiaries was $509 million and $365 million at December 31, 2012 and 2011, respectively. Under current tax laws and regulations, if cash and cash equivalents and short-term investments held outside the United States are distributed to the United States in the form of dividends or otherwise, we may be subject to additional U.S. income taxes and foreign withholding taxes.

As of December 31, 2012, our cash and cash equivalents totaled $1.07 billion and our total debt was $1.96 billion. Our borrowing capacity under the term loan and revolver facility of our senior secured credit facility was $833 million at December 31, 2012. Our ability to generate positive cash flows from operations is dependent on general economic conditions, competitive pressures, and other business and risk factors described in Item 1A of Part I of this 2012 Annual Report on Form 10-K. If we are unable to generate sufficient cash flows from operations, or otherwise comply with the terms of our credit facilities, we may be required to seek additional financing alternatives.

We believe that we have sufficient liquidity based on our current cash position, cash flows from operations and existing financing to meet our expected pension, postemployment, and postretirement plan contributions, remediation payments related to the Fox River environmental matter, debt servicing obligations, and our operating requirements for the next twelve months.

Contractual Obligations In the normal course of business, we enter into various contractual obligations that impact, or could impact, the liquidity of our operations. The following table and discussion outlines our material obligations as of December 31, 2012 on an undiscounted basis, with projected cash payments in the years shown:

In millions	Total Amounts	2013	2014-2015	2016-2017	2018 & Thereafter	All Other
Debt obligations	$1,963	$ 72	$172	$611	$1,108	$—
Interest on debt obligations	579	67	150	118	244	—
Estimated environmental liability payments	199	45	122	26	6	—
Lease obligations	258	98	113	41	6	—
Purchase obligations	1,012	858	61	62	31	—
Uncertain tax positions	161	23	—	—	—	138
Total obligations	$4,172	$1,163	$618	$858	$1,395	$138

As of December 31, 2012, we have short and long-term debt totaling $1.96 billion.

For purposes of this table, we used interest rates as of December 31, 2012 to estimate the future interest on debt obligations and have assumed no voluntary prepayments of existing debt. See Note 5, "Debt Obligations," of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report for additional disclosure related to our debt obligations and the related interest rate terms. We have also incorporated the expected fixed payments based on our interest rate swap related to our term loan. See Note 10, "Derivatives and Hedging Instruments," of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report for additional disclosure related to our interest rate swap.

The estimated environmental liability payments included in the table of contractual obligations shown above are related to the Fox River environmental matter. The amounts shown are NCR's expected payments, net of the payment obligations of its co-obligors; the amounts do not include an estimate for payments to be received from insurers or indemnification parties. For additional information, refer to Note 9, "Commitments and Contingencies," included in Item 8 of Part II of this Report.

Our lease obligations are primarily for certain sales and manufacturing facilities in various domestic and international locations as well as leases related to equipment and vehicles. Purchase obligations represent committed purchase orders and other contractual commitments for goods or services. The purchase obligation amounts were determined through information in our procurement systems and payment schedules for significant contracts. Included in the amounts are committed payments in relation to the long-term service agreement with Accenture under which NCR's transaction processing activities and functions are performed.

We have a $161 million liability related to our uncertain tax positions. Due to the nature of the underlying liabilities and the extended time often needed to resolve income tax uncertainties, we cannot make reliable estimates of the amount or timing of cash payments that may be required to settle these liabilities. For additional information, refer to Note 6, "Income Taxes," of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report.

We also have product warranties that may affect future cash flows. These items are not included in the table of obligations shown above, but are described in detail in Note 9, "Commitments and Contingencies," of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report.



Our U.S. and international employee benefit plans, which are described in Note 8, "Employee Benefit Plans," of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report, could require significant future cash payments. The funded status of NCR's U.S. pension plans is an underfunded position of $447 million as of December 31, 2012 compared to an underfunded position of $1.29 billion as of December 31, 2011. The improvement in our funded status is primarily attributable to the $600 million in discretionary contributions in 2012 and the impact of the voluntary lump sum offer to certain participants of the U.S. qualified pension plan which reduced the liability by approximately $240 million. The funded status of our international retirement plans improved to an underfunded position of $21 million as of December 31, 2012 from an underfunded position of $52 million as of December 31, 2011. Strong asset returns and cash contributions more than offset the increases in the plan liabilities driven by decreases in discount rates for these plans. We do not expect to make any contributions to the U.S. qualified pension plan in 2013. Contributions to international and executive pension plans are expected to be approximately $135 million in 2013.

Our senior secured credit facility and the indentures for our senior unsecured notes includes affirmative and negative covenants that restrict or limit our ability to, among other things, incur indebtedness; create liens on assets; engage in certain fundamental corporate changes or changes to our business activities; make investments; sell or otherwise dispose of assets; engage in sale-leaseback or hedging transactions; pay dividends or make similar distributions; repay other indebtedness; engage in certain affiliate transactions; or enter into agreements that restrict our ability to create liens, pay dividends or make loan repayments. The senior secured credit facility also includes financial covenants that require us to maintain:

- a consolidated leverage ratio on the last day of any fiscal quarter not to exceed (i) in the case of any fiscal quarter ending prior to December 31, 2013 (a) the sum of (x) 3.50 and (y) an amount (not to exceed 1.00) to reflect new debt used to reduce NCR's unfunded pension liabilities, to (b) 1.00, (ii) in the case of any fiscal quarter ending on or after December 31, 2013 and prior to December 31, 2015, (a) the sum of (x) 3.25 and (y) an amount (not to exceed 1.00) to reflect new debt used to reduce NCR's unfunded pension liabilities, to (b) 1.00, and (iii) in the case of any fiscal quarter ending on or after December 31, 2015, 3.50 to 1.00; and
- an interest coverage ratio of at least (i) 3.50 to 1.00, in the case of any four consecutive fiscal quarters ending prior to December 31, 2013, and (ii) 4.00 to 1.00, in the case of any four consecutive fiscal quarters ending on or after December 31, 2013.

Taking into account new debt used to reduce our unfunded pension liabilities, the current maximum consolidated leverage ratio under our senior secured credit facility is 4.50 to 1.00.

Off-Balance Sheet Arrangements We have no significant contractual obligations not fully recorded on our consolidated balance sheets or fully disclosed in the notes to our consolidated financial statements. We have no material off-balance sheet arrangements as defined by SEC Regulation S-K Item 303 (a) (4) (ii).

See Note 9, "Commitments and Contingencies," in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report for additional information on guarantees associated with NCR's business activities.

Disclosure Pursuant to Section 13(r)(1)(D)(iii) of the Securities Exchange Act. Pursuant to Section 13(r)(1)(D)(iii) of the Securities Exchange Act of 1934, as amended, we note that, during the period January 1, 2012 through December 31, 2012, the Company's branch in Syria maintained a bank account and guarantees at the Commercial Bank of Syria (CBS), which was designated as a Specially Designated National pursuant to Executive Order 13382 (EO 13382) on August 10, 2011. This bank account and the guarantees at CBS were maintained in the normal course of business prior to the listing of CBS pursuant to EO 13382. The bank account generated interest at a rate greater than or equal to 1 percent compounded semi-annually during the period covered by this Report. While we are unable to ascertain the exact amount of such interest, due to prevailing conditions in Syria, we note that the last known account balance as of June 2012 was approximately $10,858. The guarantees did not generate any revenue or profits for the Company. Pursuant to a license granted to the Company by the Office of Foreign Asset Controls (OFAC) on January 3, 2013, the Company is winding down its operations in Syria. See Note 16, "Subsequent Events," of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report. In connection with these efforts, the Company has also requested authorization from OFAC to close the CBS account and terminate any guarantees. Following the closure of the account and termination of the guarantees upon receipt of a license from OFAC for this purpose, the Company does not intend to engage in any further business activities with CBS.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with GAAP. In connection with the preparation of these financial statements, we are required to make assumptions, estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and the related disclosure of contingent liabilities. These assumptions, estimates and judgments are based on historical experience and are believed to be reasonable at the time. However, because future events and their effects cannot be determined with certainty, the determination of estimates requires the exercise of judgment. Our critical accounting policies are those that require assumptions to be made about matters that are highly uncertain. Different estimates could have a material impact on our financial results. Judgments and uncertainties affecting the application of these policies and estimates may result in materially different amounts being reported under different conditions or circumstances. Our management continually reviews these assumptions, estimates and judgments to ensure that our financial statements are presented fairly and are materially correct.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require significant management judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result. The significant accounting policies and estimates that we believe are the most critical to aid in fully understanding and evaluating our reported financial results are discussed in the paragraphs below. Our senior management has reviewed these critical accounting policies and related disclosures with our independent registered public accounting firm and the Audit Committee of our Board of Directors (see Note 1, "Description of Business and Significant Accounting Policies," of the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report, which contains additional information regarding our accounting policies and other disclosures required by GAAP).

Revenue Recognition NCR frequently enters into multiple-element arrangements with its customers including hardware, software, professional consulting services and maintenance support services. For

arrangements involving multiple deliverables, when deliverables include software and non-software products and services, NCR evaluates and separates each deliverable to determine whether it represents a separate unit of accounting based on the following criteria: (a) the delivered item has value to the customer on a stand-alone basis; and (b) if the contract includes a general right of return relative to the delivered item, delivery or performance of the undelivered items is considered probable and substantially in the control of NCR.

For arrangements entered into or materially modified after January 1, 2011, consideration is allocated to each unit of accounting based on the unit's relative selling prices. In such circumstances, the Company uses a hierarchy to determine the selling price to be used for allocating revenue to each deliverable: (i) vendor-specific objective evidence of selling price (VSOE), (ii) third-party evidence of selling price (TPE), and (iii) best estimate of selling price (BESP). VSOE generally exists only when the Company sells the deliverable separately and is the price actually charged by the Company for that deliverable. VSOE is established for our software maintenance services and we use TPE to establish selling prices for our non-software related services, which include hardware maintenance, non-software related professional services, and transaction services. The Company uses BESP to allocate revenue when we are unable to establish VSOE or TPE of selling price. BESP is primarily used for elements such as products that are not consistently priced within a narrow range. The Company determines BESP for a deliverable by considering multiple factors including product class, geography, average discount, and management's historical pricing practices. Amounts allocated to the delivered hardware and software elements are recognized at the time of sale provided the other conditions for revenue recognition have been met. Amounts allocated to the undelivered maintenance and other services elements are recognized as the services are provided or on a straight-line basis over the service period. In certain instances, customer acceptance is required prior to the passage of title and risk of loss of the delivered products. In such cases, revenue is not recognized until the customer acceptance is obtained. Delivery and acceptance generally occur in the same reporting period.

For arrangements entered into prior to January 1, 2011, the Company has not applied BESP. In such arrangements, if the Company has the requisite evidence of selling price for the undelivered elements but not for the delivered elements, the Company applies the residual method to allocate arrangement consideration.

In situations where NCR's solutions contain software that is more than incidental, revenue related to the software and software-related elements is recognized in accordance with authoritative guidance on software revenue recognition. For the software and software-related elements of such transactions, revenue is allocated based on the relative fair value of each element, and fair value is determined by VSOE. If the Company cannot objectively determine the fair value of any undelivered element included in such multiple-element arrangements, the Company defers revenue until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements. When the fair value of a delivered element has not been established, but fair value exists for the undelivered elements, the Company uses the residual method to recognize revenue. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

Revenue recognition for complex contractual arrangements, especially those with multiple elements, requires a significant level of judgment and is based upon a review of specific contracts, past experience, the selling price of undelivered elements when sold separately, creditworthiness of customers, international laws and other factors. Changes in judgments about these factors could impact the timing and amount of revenue recognized between periods.

Allowance for Doubtful Accounts We evaluate the collectability of our accounts receivable based on a number of factors. We establish provisions for doubtful accounts using percentages of our accounts receivable balance as an overall proxy to reflect historical average credit losses and specific provisions for known issues. The percentages are applied to aged accounts receivable balances. Aged accounts are determined based on the number of days the receivable is outstanding, measured from the date of the invoice, or from the date of revenue recognition. As the age of the receivable increases, the provision percentage also increases. This policy is applied consistently among all of our operating segments.

Based on the factors below, we periodically review customer account activity in order to assess the adequacy of the allowances provided for potential losses. Factors include economic conditions and judgments regarding collectability of account balances, each customer's payment history and creditworthiness.

The allowance for doubtful accounts was $16 million as of December 31, 2012, $16 million as of December 31, 2011, and $13 million as of December 31, 2010. These allowances represent, as a percent of gross receivables, 1.5% in 2012, 1.5% in 2011, and 1.4% in 2010.

Given our experience, the reserves for potential losses are considered adequate, but if one or more of our larger customers were to default on its obligations, we could be exposed to potentially significant losses in excess of the provisions established. We continually evaluate our reserves for doubtful accounts and continued economic deterioration could lead to the need to increase our allowances.

Inventory Valuation Inventories are stated at the lower of cost or market, using the average cost method. Each quarter, we reassess raw materials, work-in-process, parts and finished equipment inventory costs to identify purchase or usage variances from standards, and valuation adjustments are made. Additionally, to properly provide for potential exposure due to slow-moving, excess, obsolete or unusable inventory, a reserve against inventory is established. This reserve is established based on forecasted usage, orders, technological obsolescence and inventory aging. These factors are impacted by market conditions, technology changes and changes in strategic direction, and require estimates and management judgment that may include elements that are uncertain. On a quarterly basis, we review the current market value of inventory and adjust for any inventory exposure due to age or excess of cost over market value.

We have inventory in more than 40 countries around the world. We purchase inventory from third party suppliers and manufacture inventory at our plants. This inventory is transferred to our distribution and sales organizations at cost plus a mark-up. This mark-up is referred to as inter-company profit. Each quarter, we review our inventory levels and analyze our inter-company profit to determine the correct amount of inter-company profit to eliminate. Key assumptions are made to estimate product gross margins, the product mix of existing inventory balances and current period shipments. Over time, we refine these estimates as facts and circumstances change. If our estimates require refinement, our results could be impacted.

Our excess and obsolete reserves were $87 million as of December 31, 2012, $83 million as of December 31, 2011, and $71 million as of December 31, 2010. These reserves represent, as a percent of gross inventory, 9.8% in 2012, 9.7% in 2011, and 8.7% in 2010. Although we strive to achieve a balance between market demands and risk of inventory obsolescence or excess quantities caused by these factors, it is possible that, should conditions change, additional reserves may be needed. Any changes in reserves will impact operating income during a given period. The policies described are consistently applied across all of our operating segments.

Warranty Reserves One of our key objectives is to provide superior quality products and services. To that end, we provide a standard manufacturer's warranty typically extending up to 12 months, allowing our customers to seek repair of products under warranty at no additional cost. A corresponding estimated liability for potential warranty costs is also recorded at the time of the sale. We sometimes offer extended warranties in the form of product maintenance services to our customers for purchase. We defer the fair value of these revenues and recognize revenue over the life of the extended warranty period. Refer to Note 1, "Description of Business and Significant Accounting Policies," in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report for further information regarding our accounting for extended warranties.

Future warranty obligation costs are based upon historical factors such as labor rates, average repair time, travel time, number of service calls per machine and cost of replacement parts. When a sale is consummated, the total customer revenue is recognized and the associated warranty liability is recorded based upon the estimated cost to provide the service over the warranty period.

Total warranty costs were $46 million in 2012, $42 million in 2011, and $48 million in 2010. Warranty costs as a percent of total product revenues were 1.6% in 2012, 1.6% in 2011, and 2.1% in 2010. Historically, the principal factor used to estimate our warranty costs has been service calls per machine. Significant changes in this factor could result in actual warranty costs differing from accrued estimates. Although no near-term changes in our estimated warranty reserves are currently anticipated, in the unlikely event of a significant increase in warranty claims by one or more of our larger customers, costs to fulfill warranty obligations would be higher than provisioned, thereby impacting results.

Goodwill Goodwill is tested at the reporting unit level for impairment on an annual basis during the fourth quarter or more frequently if certain events occur indicating that the carrying value of goodwill may be impaired. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include a decline in expected cash flows, a significant adverse change in legal factors or in the business climate, a decision to sell a business, unanticipated competition, or slower growth rates, among others.

During the fourth quarter of 2011, we adopted the changes to accounting guidance on impairment testing issued by the Financial Accounting Standards Board in September 2011. Under the new guidance, in the evaluation of goodwill for impairment, we first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than the carrying amount. If so, we perform a quantitative assessment and compare the fair value of the reporting unit to the carrying value. If the carrying value of a reporting unit exceeds its fair value, the goodwill of that reporting unit is potentially impaired and we proceed to step two of the impairment analysis. In step two of the analysis, we will record an impairment loss equal to the excess of the carrying value of the reporting unit's goodwill over its implied fair value. Fair value of the reporting units is estimated primarily using the income approach, which incorporates the use of discounted cash flow (DCF) analyses. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market shares, sales volumes and prices, costs to produce, tax rates, capital spending, discount rate and working capital changes. Most of these assumptions vary among reporting units. The cash flow forecasts are generally based on approved strategic operating plans.



For the fourth quarter of 2012, 2011 and 2010, we performed our annual impairment assessment of goodwill which did not indicate that an impairment existed. However, during the fourth quarter of 2011, we determined that it was probable that we would dispose of our Entertainment business which triggered an impairment review of the goodwill attributable to the Entertainment reporting unit. We evaluated the carrying value of these assets compared to the fair value based on a market approach using an independent third-party market price and determined that the $5 million of goodwill associated with the Entertainment reporting unit was fully impaired. The impairment was recorded within income (loss) from discontinued operations, net of tax, in the Consolidated Statements of Operations for the twelve months ended December 31, 2011. Refer to Note 4, "Goodwill and Other Long-Lived Assets," in the Notes to the Consolidated Financial Statements in Item 8 of Part II of this Report for further discussion regarding our impairment testing.

Valuation of Long-lived Assets and Amortizable Other Intangible Assets We perform impairment tests for our long-lived assets if an event or circumstance indicates that the carrying amount of our long-lived assets may not be recoverable. In response to changes in industry and market conditions, we may also strategically realign our resources and consider restructuring, disposing of, or otherwise exiting businesses. Such activities could result in impairment of our long-lived assets or other intangible assets. We also are subject to the possibility of impairment of long-lived assets arising in the ordinary course of business. We consider the likelihood of impairment if certain events occur indicating that the carrying value of the long-lived assets may be impaired and we may recognize impairment if the carrying amount of a long-lived asset or intangible asset is not recoverable from its undiscounted cash flows. Impairment is measured as the difference between the carrying amount and the fair value of the asset. We use both the income approach and market approach to estimate fair value. Our estimates of fair value are subject to a high degree of judgment since they include a long-term forecast of future operations. Accordingly, any value ultimately derived from our long-lived assets may differ from our estimate of fair value.

As noted above, in 2011, we determined that it was probable that we would dispose of our Entertainment business, which triggered an impairment assessment of the related assets which included long-lived assets, goodwill and definite-lived intangible assets. Based on this evaluation, we determined that the long-lived asset group, consisting of property, plant and equipment and definite-lived intangible assets, mainly customer relationships, related to the Entertainment business was impaired. Assets with a carrying amount of approximately $148 million had an estimated fair value of $65 million. Of the total impairment charge of $83 million, $81 million was allocated to property, plant and equipment and $2 million was allocated to definite-lived intangible assets. Fair value was based on a market approach using an independent third-party market price. The impairment was recorded within income (loss) from discontinued operations, net of tax, in the Consolidated Statements of Operations for the twelve months ended December 31, 2011. Refer to Note 4, "Goodwill and Other Long-Lived Assets," in the Notes to the Consolidated Financial Statements in Item 8 of Part II of this Report for further discussion regarding our impairment testing.

Pension, Postretirement and Postemployment Benefits We sponsor domestic and foreign defined benefit pension and postemployment plans as well as domestic postretirement plans. As a result, we have significant pension, postretirement and postemployment benefit costs, which are developed from actuarial valuations. Actuarial assumptions attempt to anticipate future events and are used in calculating the expense and liability relating to these plans. These factors include assumptions we make about interest rates, expected investment return on plan assets, rate of increase in healthcare costs, total and involuntary turnover rates, and rates of future compensation increases. In addition, our actuarial consultants advise us about subjective factors such as withdrawal rates and mortality rates to use in our valuations. We generally review and update these assumptions on an annual basis at the beginning of each fiscal year. We are required to consider current market conditions, including changes in interest rates, in making these assumptions. The actuarial assumptions that we use may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension, postretirement or postemployment benefits expense we have recorded or may record. Postemployment and postretirement expense impacts all of our segments. Pension expense is reported at the corporate level and is excluded from our segment results as it is not included in the evaluation of segment performance. See Note 12, "Segment Information and Concentrations," in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report for a reconciliation of our segment results to income from operations.

The key assumptions used in developing our 2012 expense were discount rates of 4.0% for our U.S. pension plans and 3.3% for our postretirement plan. We used an expected return on assets assumption of 4.8% for our U.S. plans in 2012. The U.S. plans represented 61% and 100% of total pension and postretirement plan obligations as of December 31, 2012. Holding all other assumptions constant, a 0.25% change in the discount rate used for the U.S. plans would have increased or decreased 2012 expense by an immaterial amount in pension expense and postretirement expense. A 0.25% change in the expected rate of return on plan assets assumption for the U.S. pension plan would have increased or decreased 2012 pension expense by approximately $6 million. Our expected return on plan assets has historically been and will likely continue to be material to net income. While it is required that we review our actuarial assumptions each year at the measurement date, we generally do not change them between measurement dates. We use a measurement date of December 31 for all of our plans.

We intend to use a discount rate of 3.8% and 2.6% in determining the 2013 pension and postretirement expense for the U.S. plans, respectively, and an expected rate of return on assets assumption of 3.8%. The most significant assumption used in developing our 2013 postemployment plan expense was the assumed rate of involuntary turnover of 5.5%. The involuntary turnover rate is based on historical trends and projections of involuntary turnover in the future. A 0.25% change in the rate of involuntary turnover would have increased or decreased 2012 expense by approximately $3 million. The sensitivity of the assumptions described above is specific to each individual plan and not to our pension, postretirement and postemployment plans in the aggregate.

Environmental and Legal Contingencies Each quarter, we review the status of each claim and legal proceeding and assess our potential financial exposure. If the potential loss from any claim or legal proceeding

would be material and is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. To the extent that the amount of such a probable loss is estimable only by reference to a range of equally likely outcomes, and no amount within the range appears to be a better estimate than any other amount, we accrue the amount at the low end of the range. Because of uncertainties related to these matters, the use of estimates, assumptions and judgments, and external factors beyond our control, accruals are based on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position. Except for the sharing agreement with Appleton Papers Inc. (API) with respect to a particular insurance settlement described in Note 9, "Commitments and Contingencies," in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report with respect to the Fox River matter, when insurance carriers or third parties have agreed to pay any amounts related to costs, and we believe that it is probable that we can collect such amounts, those amounts are reflected as receivables in our Consolidated Balance Sheet.

The most significant legal contingency impacting our Company relates to the Fox River matter, which is further described in detail in Note 9, "Commitments and Contingencies," in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report. NCR has been identified as a potentially responsible party (PRP) at the Fox River site in Wisconsin.

As described below and in Note 9, while substantial progress has been made in the engineering design of the Fox River clean-up and the clean-up itself, the extent of our potential liability continues to be subject to significant uncertainties. These uncertainties include the total clean-up costs for each of the segments of the river; the total natural resource damages for the site; the extent to which clean-up and other costs will be allocated to and paid by other PRPs; the solvency of other PRPs; the extent of NCR's eventual liability in the allocation litigation, including the favorable outcome of the February 2012 trial and the outcome of the Company's forthcoming appeal of the December 16, 2009 and February 28, 2011 orders described in Note 9; and the outcome of the state and federal governments' lawsuit regarding the Fox River filed in October 2010 against several parties, including NCR, also described in Note 9.

Our net reserve for the Fox River matter as of December 31, 2012 was approximately $115 million as further discussed in Note 9. The Company regularly re-evaluates the assumptions used in determining the appropriate reserve for the Fox River matter as additional information becomes available and, when warranted, makes appropriate adjustments.

In determining our reserve, we attempt to estimate a range of reasonably possible outcomes for relevant factors, although each range is itself highly uncertain. We use our best estimate within the range if that is possible. Where there is a range of equally likely outcomes, and there is no amount within that range that appears to be a better estimate than any other amount, we use the low end of the range. Our eventual liability for remediation, which we expect will be paid out over a period continuing into 2017 or later (and a longer period thereafter for long-term monitoring), will depend on a number of factors, the most significant of which are described in Note 9.

AT&T Corp. (AT&T) and Alcatel-Lucent are each responsible for indemnifying NCR for a portion of amounts NCR incurs for the Fox River matter over a certain threshold, which was reached in the fourth quarter of 2012. NCR's estimate of what AT&T and Alcatel-Lucent will pay under the indemnity is recorded as a long-term asset of approximately $84 million as of December 31, 2012, and is deducted in determining the net reserve discussed above.

While it remains difficult to predict, there could be significant changes in the future to some of the assumptions underlying the reserve that could have a material effect on the amount of our reserve. Also, there are other estimates for some of these factors that are significantly higher than the estimates described herein. It is the opinion of the Company that the effect of the Fox River matter will have a moderate, but manageable, impact on our liquidity and capital resources, assuming that the Company's expenditures with respect to the Fox River matter are required to be paid over the time frame currently contemplated. However, if such an amount were

required to be paid in a shorter time period or if any of NCR's co-obligors or indemnitors defaulted on or otherwise did not perform their contractual obligations, it could have a material impact on our liquidity and capital resources.

Income Taxes We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The deferred tax assets and liabilities are determined based on the enacted tax rates expected to apply in the periods in which the deferred tax assets or liabilities are anticipated to be settled or realized.

We regularly review our deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The determination as to whether a deferred tax asset will be realized is made on a jurisdictional basis and is based on the evaluation of positive and negative evidence. This evidence includes historical taxable income, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies. Projected future taxable income is based on our expected results and assumptions as to the jurisdiction in which the income will be earned. The expected timing of the reversals of existing temporary differences is based on current tax law and our tax methods of accounting.

If we are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, or if the tax laws change unfavorably, then we could be required to increase our valuation allowance against our deferred tax assets, resulting in an increase in our effective tax rate.

We had valuation allowances of $399 million as of December 31, 2012 and $412 million as of December 31, 2011, related to certain deferred income tax assets, primarily tax loss carryforwards, in jurisdictions where there is uncertainty as to the ultimate realization of a benefit from those tax assets. At December 31, 2012, our net deferred tax assets in the United States totaled approximately $590 million. For the three year period ended December 31, 2012, we had a cumulative net loss from continuing operations before income taxes, which is generally considered a negative indicator about our ability to realize the benefits of those assets. We further evaluated the realizability by weighing both positive and negative evidence, including our history of taxable income in the U.S., and the substantial length of time over which our deferred tax assets relating to net operating losses and employee pensions may be realized. Through this assessment, realization of the related benefits was determined to be more likely than not.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law until such time that the related tax benefits are recognized.

The provision for income taxes may change period-to-period based on non-recurring events, such as the settlement of income tax audits and changes in tax laws, as well as recurring factors including the geographic mix of income before taxes, state and local taxes and the effects of various global income tax strategies. We maintain certain strategic management and operational activities in overseas subsidiaries and our foreign earnings are taxed at rates that are generally lower than in the United States. As of December 31, 2012, we did not provide for U.S. federal income taxes or foreign withholding taxes on approximately $1.5 billion of undistributed earnings of our foreign subsidiaries as such earnings are expected to be reinvested indefinitely.

Refer to Note 6, "Income Taxes," in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report for disclosures related to foreign and domestic pretax income, foreign and domestic income tax (benefit) expense and the effect foreign taxes have on our overall effective tax rate.

Stock-based Compensation We measure compensation cost for stock awards at fair value and recognize compensation expense over the service period for which awards are expected to vest. We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant, which requires the input of highly subjective assumptions, including expected volatility and expected holding period. We estimate forfeitures for awards granted which are not expected to vest. The estimation of stock awards that will ultimately vest requires judgment, and to the extent that actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period in which estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards and historical experience. Actual results and future changes in estimates may differ from our current estimates.

In addition, we have performance-based awards that vest only if specific performance conditions are satisfied, typically at the end of a multi-year performance period. The number of shares that will be earned can vary based on actual performance. No shares will vest if the objectives are not met, and in the event the objectives are exceeded, additional shares will vest up to a maximum amount. The cost of these awards is expensed over the performance period based upon management's estimates of achievement against the performance criteria. Because the actual number of shares to be awarded is not known until the end of the performance period, the actual compensation expense related to these awards could differ from our current expectations.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

A discussion of recently issued accounting pronouncements is described in Note 1, "Description of Business and Significant Accounting Policies," of the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report, and we incorporate by reference such discussion in this MD&A.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

We are exposed to market risks primarily from changes in foreign currency exchange rates and interest rates. It is our policy to manage our foreign exchange exposure and debt structure in order to manage capital costs, control financial risks and maintain financial flexibility over the long term. In managing market risks, we employ derivatives according to documented policies and procedures, including foreign currency contracts and interest rate swaps. We do not use derivatives for trading or speculative purposes.

Foreign Exchange Risk

Since a substantial portion of our operations and revenue occur outside the United States, and in currencies other than the U.S. Dollar, our results can be significantly impacted by changes in foreign currency exchange rates. We have exposure to approximately 50 functional currencies and are exposed to foreign currency exchange risk with respect to our sales, profits and assets and liabilities denominated in currencies other than the U.S. dollar. Although we use financial instruments to hedge certain foreign currency risks, we are not fully protected against foreign currency fluctuations and our reported results of operations could be affected by changes in foreign currency exchange rates. To manage our exposures and mitigate the impact of currency fluctuations on the operations of our foreign subsidiaries, we hedge our main transactional exposures through the use of foreign exchange forward and option contracts. These foreign exchange contracts are designated as highly effective cash flow hedges. This is primarily done through the hedging of foreign currency denominated inter-company inventory purchases by the marketing units. All of these transactions are firmly committed or forecasted. We also use derivatives not designated as hedging instruments consisting primarily of forward contracts to hedge foreign currency denominated balance sheet exposures. For these derivatives we recognize gains and losses in the same period as the remeasurement losses and gains of the related foreign currency-denominated exposures.

We utilize non-exchange traded financial instruments, such as foreign exchange forward and option contracts that we purchase exclusively from highly rated financial institutions. We record these contracts on our balance sheet at fair market value based upon market price quotations from the financial institutions. We do not enter into non-exchange traded contracts that require the use of fair value estimation techniques, but if we did, they could have a material impact on our financial results.

For purposes of analyzing potential risk, we use sensitivity analysis to quantify potential impacts that market rate changes may have on the fair values of our hedge portfolio related to firmly committed or forecasted transactions. The sensitivity analysis represents the hypothetical changes in value of the hedge position and does not reflect the related gain or loss on the forecasted underlying transaction. A 10% appreciation or depreciation in the value of the U.S. Dollar against foreign currencies from the prevailing market rates would result in a corresponding increase or decrease of $3 million as of December 31, 2012 in the fair value of the hedge portfolio. The Company expects that any increase or decrease in the fair value of the portfolio would be substantially offset by increases or decreases in the underlying exposures being hedged.

The U.S. Dollar was slightly stronger in 2012 compared to 2011 based on comparable weighted averages for our functional currencies. This had an unfavorable impact of 3% on 2012 revenue versus 2011 revenue. This excludes the effects of our hedging activities and, therefore, does not reflect the actual impact of fluctuations in exchange rates on our operating income.

Interest Rate Risk

We are subject to interest rate risk principally in relation to variable-rate debt under our senior secured credit facility. We use derivative financial instruments to manage exposure to fluctuations in interest rates in connection with our risk management policies. We have entered into an interest rate swap for a portion of our senior secured credit facility. The interest rate swap effectively converts a designated portion of the credit facility from a variable interest rate to a fixed interest rate instrument. Approximately 66% of our borrowings under the credit facility were effectively on a fixed rate basis as of December 31, 2012. As of December 31, 2012, the net fair value of the interest rate swap was a liability of $16 million.

The potential gain in fair value of the swap from a hypothetical 100 basis point increase in interest rates would be approximately $16 million as of December 31, 2012. The annual increase in pre-tax interest expense from a hypothetical 100 basis point increase in variable interest rates (including the impact of the interest rate swap) would be approximately $3 million as of December 31, 2012.

Concentrations of Credit Risk

We are potentially subject to concentrations of credit risk on accounts receivable and financial instruments, such as hedging instruments and cash and cash equivalents. Credit risk includes the risk of nonperformance by counterparties. The maximum potential loss may exceed the amount recognized on the balance sheet. Exposure to credit risk is managed through credit approvals, credit limits, selecting major international financial institutions (as counterparties to hedging transactions) and monitoring procedures. Our business often involves large transactions with customers for which we do not require collateral. If one or more of those customers were to default in its obligations under applicable contractual arrangements, we could be exposed to potentially significant losses. Moreover, a prolonged downturn in the global economy could have an adverse impact on the ability of our customers to pay their obligations on a timely basis. We believe that the reserves for potential losses are adequate. As of December 31, 2012, we did not have any significant concentration of credit risk related to financial instruments.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of NCR Corporation:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of NCR Corporation and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia
March 1, 2013

NCR Corporation

Consolidated Statements of Operations

For the years ended December 31 (in millions except per share amounts)	2012	2011	2010
Product revenue	**$2,854**	$2,592	$2,301
Service revenue	**2,876**	2,699	2,410
Total revenue	**5,730**	5,291	4,711
Cost of products	**2,177**	2,011	1,799
Cost of services	**2,208**	2,098	1,922
Selling, general and administrative expenses	**894**	794	685
Research and development expenses	**219**	176	156
Total operating expenses	**5,498**	5,079	4,562
Income from operations	**232**	212	149
Interest expense	**(42)**	(13)	(2)
Other (expense) income, net	**(8)**	(3)	(11)
Income from continuing operations before income taxes	**182**	196	136
Income tax expense (benefit)	42	51	(11)
Income from continuing operations	**140**	145	147
Income (loss) from discontinued operations, net of tax	**6**	(93)	(10)
Net income	**146**	52	137
Net (loss) income attributable to noncontrolling interests	—	(1)	3
Net income attributable to NCR	**$ 146**	$ 53	$ 134
Amounts attributable to NCR common stockholders:			
Income from continuing operations	**$ 140**	$ 146	$ 144
Income (loss) from discontinued operations, net of tax	**6**	(93)	(10)
Net income	**$ 146**	$ 53	$ 134
Net income per share attributable to NCR common stockholders:			
Net income per common share from continuing operations			
Basic	**$ 0.88**	$ 0.92	$ 0.90
Diluted	**$ 0.85**	$ 0.91	$ 0.89
Net income per common share			
Basic	**$ 0.92**	$ 0.34	$ 0.84
Diluted	**$ 0.89**	$ 0.33	$ 0.83
Weighted average common shares outstanding			
Basic	**159.3**	158.0	159.8
Diluted	**163.8**	161.0	161.2



The accompanying notes are an integral part of the Consolidated Financial Statements.

NCR Corporation

Consolidated Statements of Comprehensive Income

For the years ended December 31 (in millions)	2012	2011	2010
Net income	**$ 146**	$ 52	$137
Other comprehensive income (loss):			
Currency translation adjustments	**72**	(26)	32
Unrealized (loss) gain on derivatives	**(9)**	(12)	3
Reclassification of realized (gains) losses arising during the period	**(4)**	4	3
Less income tax benefit (expense)	**3**	3	(1)
Unrealized loss on securities	**—**	(1)	(1)
Employee benefit plans			
Prior service benefit during the year	**(2)**	37	40
Amortization of prior service benefit	**(17)**	(14)	(14)
Net gain (loss) arising during the year	**91**	(425)	(62)
Actuarial loss included in benefits expense	**255**	212	203
Less income tax (expense) benefit	**(148)**	67	(27)
Total comprehensive income	**387**	(103)	313
Less comprehensive income attributable to noncontrolling interests:			
Net (loss) income	**—**	(1)	3
Currency translation adjustments	**(4)**	2	2
Amounts attributable to noncontrolling interests	**(4)**	1	5
Comprehensive income (loss) attributable to NCR common stockholders	**$ 391**	$(104)	$308

The accompanying notes are an integral part of the Consolidated Financial Statements.

NCR Corporation

Consolidated Balance Sheets

As of December 31 (in millions except per share amounts)	2012	2011
Assets		
Current assets		
Cash and cash equivalents	**$ 1,069**	$ 398
Accounts receivable, net	**1,086**	1,032
Inventories, net	**797**	774
Other current assets	**454**	311
Total current assets	**3,406**	2,515
Property, plant and equipment, net	**308**	365
Goodwill	**1,003**	913
Intangibles	**304**	312
Prepaid pension cost	**368**	339
Deferred income taxes	**534**	714
Other assets	**448**	433
Total assets	**$ 6,371**	$ 5,591
Liabilities and stockholders' equity		
Current liabilities		
Short-term borrowings	**$ 72**	$ 1
Accounts payable	**611**	525
Payroll and benefits liabilities	**197**	221
Deferred service revenue and customer deposits	**455**	418
Other current liabilities	**407**	394
Total current liabilities	**1,742**	1,559
Long-term debt	**1,891**	852
Pension and indemnity plan liabilities	**812**	1,662
Postretirement and postemployment benefits liabilities	**246**	256
Income tax accruals	**138**	148
Environmental liabilities	**171**	220
Other liabilities	**79**	59
Total liabilities	**5,079**	4,756
Commitments and Contingencies (Note 9)		
Redeemable noncontrolling interest	**15**	15
Stockholders' equity		
NCR stockholders' equity		
Preferred stock: par value $0.01 per share, 100.0 shares authorized, no shares issued and outstanding as of December 31, 2012 and December 31, 2011	—	—
Common stock: par value $0.01 per share, 500.0 shares authorized, 162.8 and 157.6 shares issued and outstanding as of December 31, 2012 and December 31, 2011, respectively	**2**	2
Paid-in capital	**358**	287
Retained earnings	**2,134**	1,988
Accumulated other comprehensive loss	**(1,247)**	(1,492)
Total NCR stockholders' equity	**1,247**	785
Noncontrolling interests in subsidiaries	**30**	35
Total stockholders' equity	**1,277**	820
Total liabilities and stockholders' equity	**$ 6,371**	$ 5,591



The accompanying notes are an integral part of the Consolidated Financial Statements.

NCR Corporation

Consolidated Statements of Cash Flows

For the years ended December 31 (in millions)	2012	2011	2010
Operating activities			
Net income	**$ 146**	$ 52	$ 137
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
(Income) loss from discontinued operations	**(6)**	93	10
Depreciation and amortization	**166**	128	114
Stock-based compensation expense	**49**	33	21
Excess tax benefit from stock-based compensation	**—**	(1)	—
Deferred income taxes	**(37)**	(13)	(48)
Gain on sale of property, plant and equipment	**(10)**	(5)	(10)
Impairment of long-lived and other assets	**7**	—	14
Changes in operating assets and liabilities:			
Receivables	**(53)**	(57)	(15)
Inventories	**(42)**	4	(39)
Current payables and accrued expenses	**97**	50	(13)
Deferred service revenue and customer deposits	**31**	34	34
Pension and indemnity plans	**(478)**	92	80
Other assets and liabilities	**(50)**	(22)	(6)
Net cash (used in) provided by operating activities	**(180)**	388	279
Investing activities			
Grant reimbursements from capital expenditures	**—**	—	5
Expenditures for property, plant and equipment	**(80)**	(61)	(74)
Proceeds from sales of property, plant and equipment	**8**	2	39
Additions to capitalized software	**(80)**	(62)	(57)
Business acquisitions, net of cash acquired	**(108)**	(1,085)	—
Other investing activities, net	**4**	—	(24)
Net cash used in investing activities	**(256)**	(1,206)	(111)
Financing activities			
Repurchases of Company common stock	**—**	(70)	(20)
Tax withholding payments on behalf of employees	**(12)**	—	—
Repayment of short-term borrowings	**—**	—	(4)
Repayment of long-term debt	**—**	—	(1)
Excess tax benefit from stock-based compensation	**—**	1	—
Proceeds from employee stock plans	**53**	18	11
Borrowings on term credit facility	**150**	700	—
Payments on revolving credit facility	**(860)**	(260)	(75)
Borrowings on revolving credit facility	**720**	400	75
Proceeds from bond offerings	**1,100**	—	—
Debt issuance cost	**(19)**	(29)	—
Proceeds from sale of noncontrolling interest	**—**	43	—
Dividend distribution to minority shareholder	**(1)**	(1)	—
Net cash provided by (used in) financing activities	**1,131**	802	(14)
Cash flows from discontinued operations			
Net cash used in operating activities	**(114)**	(37)	(16)
Net cash provided by (used in) investing activities	**99**	(40)	(100)
Net cash used in discontinued operations	**(15)**	(77)	(116)
Effect of exchange rate changes on cash and cash equivalents	**(9)**	(5)	7
Increase (decrease) in cash and cash equivalents	**671**	(98)	45
Cash and cash equivalents at beginning of period	**398**	496	451
Cash and cash equivalents at end of period	**$1,069**	$ 398	$ 496
Supplemental data			
Cash paid during the year for:			
Income taxes	**$ 32**	$ 55	$ 34
Interest	**$ 15**	$ 5	$ 2

The accompanying notes are an integral part of the Consolidated Financial Statements.

NCR Corporation

Consolidated Statements of Changes in Stockholders' Equity

in millions	NCR Stockholders						
	Common Stock		Paid-in	Retained	Accumulated Other Comprehensive	Non-Redeemable Noncontrolling Interests in	
	Shares	Amount	Capital	Earnings	(Loss) Income	Subsidiaries	Total
December 31, 2009	**160**	**$ 2**	**$270**	**$1,801**	**$(1,509)**	**$ 28**	**$ 592**
Comprehensive income (loss):							
Net income (loss)	—	—	—	134	—	3	137
Other comprehensive (loss) income:							
Currency translation adjustments	—	—	—	—	30	2	32
Unrealized gain (loss) from securities, net of tax expense of $0	—	—	—	—	(1)	—	(1)
Cash flow hedging gains (losses), net of tax expense of $1	—	—	—	—	5	—	5
Changes to unrecognized losses and prior service cost related to pension, postretirement and postemployment benefits, net of tax expense of $27	—	—	—	—	140	—	140
Total other comprehensive income	—	—	—	—	174	2	176
Total comprehensive (loss) income	—	—	—	134	174	5	313
Employee stock purchase and stock compensation plans	2	—	31	—	—	—	31
Repurchase of Company common stock	(2)	—	(20)	—	—	—	(20)
December 31, 2010	**160**	**$ 2**	**$281**	**$1,935**	**$(1,335)**	**$ 33**	**$ 916**
Comprehensive income (loss):							
Net income (loss)	—	—	—	53	—	1	54
Other comprehensive (loss) income:							
Currency translation adjustments	—	—	—	—	(28)	2	(26)
Unrealized gain (loss) from securities, net of tax expense of $0	—	—	—	—	(1)	—	(1)
Cash flow hedging gains (losses), net of tax benefit of $3	—	—	—	—	(5)	—	(5)
Changes to unrecognized losses and prior service cost related to pension, postretirement and postemployment benefits, net of tax benefit of $67	—	—	—	—	(123)	—	(123)
Total other comprehensive income (loss)	—	—	—	—	(157)	2	(155)
Total comprehensive (loss) income	—	—	—	53	(157)	3	(101)
Employee stock purchase and stock compensation plans	1	—	53	—	—	—	53
Repurchase of Company common stock	(3)	—	(70)	—	—	—	(70)
Dividends distribution to minority shareholder	—	—	—	—	—	(1)	(1)
Sale of redeemable noncontrolling interests	—	—	23	—	—	—	23
December 31, 2011	**158**	**$ 2**	**$287**	**$1,988**	**$(1,492)**	**$ 35**	**$ 820**
Comprehensive income (loss):							
Net income (loss)	—	—	—	146	—	—	146
Other comprehensive (loss) income:	—	—	—	—	—	—	—
Currency translation adjustments	—	—	—	—	76	(4)	72
Cash flow hedging gains (losses), net of tax benefit of $3	—	—	—	—	(10)	—	(10)
Changes to unrecognized losses and prior service cost related to pension, postretirement and postemployment benefits, net of tax expense of $148	—	—	—	—	179	—	179
Total other comprehensive income (loss)	—	—	—	—	245	(4)	241
Total comprehensive (loss) income	—	—	—	146	245	(4)	387
Employee stock purchase and stock compensation plans	5	—	71	—	—	—	71
Dividends distribution to minority shareholder	—	—	—	—	—	(1)	(1)
December 31, 2012	**163**	**$ 2**	**$358**	**$2,134**	**$(1,247)**	**$ 30**	**$1,277**

The accompanying notes are an integral part of the Consolidated Financial Statements.

NCR Corporation
Notes to Consolidated Financial Statements

1. DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business NCR Corporation (NCR or the Company, also referred to as "we," "us" or "our") and its subsidiaries provide innovative products and services that are designed to enable NCR's customers to connect, interact and transact with their customers and enhance their customer relationships by addressing consumer demand for convenience, value and individual service. NCR's portfolio of self-service and assisted-service solutions serve customers in the financial services, retail, hospitality, travel, telecommunications and technology industries and include automated teller machines (ATMs), self-service kiosks and point of sale devices as well as software applications that can be used by consumers to enable them to interact with businesses from their computer or mobile device. NCR complements these product solutions by offering a complete portfolio of services support both NCR and third party solutions. NCR also resells third-party networking products and provides related service offerings in the telecommunications and technology sector.

NCR's solutions are built on a foundation of long-established industry knowledge and consulting expertise, value-added software and hardware technology, global customer support services, and a complete line of business consumables and specialty media products.

Use of Estimates The preparation of financial statements in accordance with GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period reported. Actual results could differ from those estimates.

Evaluation of Subsequent Events The Company evaluated subsequent events through the date that our Consolidated Financial Statements were issued. Except as described in Note 16, "Subsequent Events," no matters were identified that required adjustment of the Consolidated Financial Statements or additional disclosure.

Out of Period Adjustments During the third quarter of 2012, the Company recorded a $5 million income tax benefit related to an error in the calculation of the interest portion included in income tax expense for 2011 and 2010. The Company determined the impact of this error was not material to the annual or interim financial statements of previous periods and the effect of correcting this error was not material to the 2012 annual or interim financial statements.

During the fourth quarter of 2011, the Company recorded charges of approximately $2 million in other income and expense related to foreign currency fluctuations from several inter-company transactions that were incorrectly included in the cumulative translation adjustment balance. Additionally, the Company recorded an increase in selling, general and administrative expenses of approximately $4 million to correct certain tax accounts in Brazil determined to be unrecoverable. The Company determined the impact of these errors was not material to the annual or interim financial statements of previous periods and the effect of correcting these errors in 2011 was not material to the 2011 annual financial statements.

Basis of Consolidation The consolidated financial statements include the accounts of NCR and its majority-owned subsidiaries. Long-term investments in affiliated companies in which NCR owns between 20% and 50%, and therefore, exercises significant influence, but which it does not control, are accounted for using the equity method. Investments in which NCR does not exercise significant influence (generally, when NCR has an investment of less than 20% and no significant influence, such as representation on the investee's board of directors) are accounted for using the cost method. All significant inter-company transactions and accounts have been eliminated. In addition, the Company is required to determine whether it is the primary beneficiary of economic income or losses that may be generated by variable interest entities in which the Company has such an interest. In circumstances where the Company determined it is the primary beneficiary, consolidation of that entity would be required. For the periods presented, no variable interest entities have been consolidated.

Reclassifications Certain prior-period amounts have been reclassified in the accompanying Consolidated Financial Statements and Notes thereto in order to conform to the current period presentation.

Revenue Recognition The Company records revenue, net of taxes, when it is realized, or realizable, and earned. The Company considers these criteria met when persuasive evidence of an arrangement exists, the products or services have been provided to the customer, the sales price is fixed or determinable, and collectability is reasonably assured. For product sales, delivery is deemed to have occurred when the customer has assumed risk of loss of the goods sold and all performance obligations are complete. For services sales, revenue is recognized as the services are provided or ratably over the service period, or, if applicable, after customer acceptance of the services.

NCR frequently enters into multiple-element arrangements with its customers including hardware, software, professional consulting services, transaction services and maintenance support services. For arrangements involving multiple deliverables, when deliverables include software and non-software products and services, NCR evaluates and separates each deliverable to determine whether it represents a separate unit of accounting based on the following criteria: (a) whether the delivered item has value to the customer on a stand-alone basis; and (b) if the contract includes a general right of return relative to the delivered item, whether delivery or performance of the undelivered items is considered probable and substantially in the control of NCR.

For arrangements entered into or materially modified after January 1, 2011, consideration is allocated to each unit of accounting based on the units' relative selling prices. In such circumstances, the Company uses a hierarchy to determine the selling price to be used for allocating revenue to each deliverable: (i) vendor-specific objective evidence of selling price (VSOE); (ii) third-party evidence of selling price (TPE); and (iii) best estimate of selling price (BESP). VSOE generally exists only when the Company sells the deliverable separately and is the price actually charged by the Company for that deliverable. VSOE is established for our software maintenance services and we use TPE to establish selling prices for our non-software related services, which include hardware maintenance, non-software related professional services, and transaction services. The Company uses BESP to allocate revenue when we are unable to establish VSOE or TPE of selling price. BESP is primarily used for elements such as products that are not consistently priced within a narrow range. The Company determines BESP for a deliverable by considering multiple factors including product class, geography, average discount, and management's historical pricing practices. Amounts allocated to the delivered hardware and software elements are recognized at the time of sale, provided the other conditions for revenue recognition have been met. Amounts allocated to the undelivered maintenance and other services elements are recognized as the services are provided or on a straight-line basis over the service period. In certain instances, customer acceptance is required prior to the passage of title and risk of loss of the delivered products. In such cases, revenue is not recognized until the customer acceptance is obtained. Delivery and acceptance generally occur in the same reporting period.



For arrangements entered into prior to January 1, 2011, the Company has not applied BESP. In such arrangements, if the Company has the requisite evidence of selling price for the undelivered elements but not for the delivered elements, the Company applies the residual method to allocate arrangement consideration.

In situations where NCR's solutions contain software that is more than incidental, revenue related to the software and software-related elements is recognized in accordance with authoritative guidance on software revenue recognition. For the software and software-related elements of such transactions, revenue is allocated based on the relative fair value of each element, and fair value is determined by VSOE. If the Company cannot objectively determine the fair value of any undelivered element included in such multiple-element arrangements, the Company defers revenue until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements. When the fair value of a delivered element has not been established, but fair value evidence exists for the undelivered elements, the Company uses the residual method to recognize revenue. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

NCR's customers may request that delivery and passage of title and risk of loss occur on a bill and hold basis. For the years ended December 31, 2012, 2011, and 2010, the revenue recognized from bill and hold transactions approximated 1% or less of total revenue.

In addition to the standard product warranty, the Company periodically offers extended warranties to its customers in the form of product maintenance services. For contracts that are not separately priced but include product maintenance, the Company defers revenue at an amount based on the selling price, using objective and reliable evidence, and recognizes the deferred revenue over the service term. For separately priced product maintenance contracts, NCR defers the stated amount of the separately priced contract and recognizes the deferred revenue ratably over the service term.

Shipping and Handling Costs related to shipping and handling are included in cost of products in the Consolidated Statements of Operations.

Cash and Cash Equivalents All short-term, highly liquid investments having original maturities of three months or less, including time deposits, are considered to be cash equivalents.

Allowance for Doubtful Accounts NCR establishes provisions for doubtful accounts using percentages of accounts receivable balances to reflect historical average credit losses and specific provisions for known issues.

Inventories Inventories are stated at the lower of cost or market, using the average cost method. Cost includes materials, labor and manufacturing overhead related to the purchase and production of inventories. Service parts are included in inventories and include reworkable and non-reworkable service parts. The Company regularly reviews inventory quantities on hand, future purchase commitments with suppliers and the estimated utility of inventory. If the review indicates a reduction in utility below carrying value, inventory is reduced to a new cost basis. Excess and obsolete reserves are established based on forecasted usage, orders, technological obsolescence and inventory aging.

Goodwill and Other Long-Lived Assets

Capitalized Software Certain direct development costs associated with internal-use software are capitalized within other assets and amortized over the estimated useful lives of the resulting software. NCR typically amortizes capitalized internal-use software on a straight-line basis over four to seven years beginning when the asset is substantially ready for use, as this is considered to approximate the usage pattern of the software.

Costs incurred for the development of software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established. These costs are included within other assets and are amortized over the estimated useful lives of the resulting software. The Company amortizes capitalized software on a sum-of-the-years' digits basis over three years beginning when the product is available for general release, as this approximates the sales pattern of the software. Costs capitalized include direct labor and related overhead costs. Costs incurred prior to technological feasibility or after general release are expensed as incurred. The following table identifies the activity relating to total capitalized software:

In millions	2012	2011	2010
Beginning balance as of January 1	**$118**	$107	$102
Capitalization	**80**	62	57
Amortization	**(56)**	(51)	(52)
Ending balance as of December 31	**$142**	$118	$107

Goodwill and Other Intangible Assets Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is tested at the reporting unit level for impairment on an annual basis during the fourth quarter or more frequently if certain events occur indicating that the carrying value of goodwill may be impaired. A significant amount of judgment is

involved in determining if an indicator of impairment has occurred. Such indicators may include a decline in expected cash flows, a significant adverse change in legal factors or in the business climate, a decision to sell a business, unanticipated competition, or slower growth rates, among others.

In the evaluation of goodwill for impairment, we first perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than the carrying amount. If so, we perform a quantitative assessment and compare the fair value of the reporting unit to the carrying value. If the carrying value of a reporting unit exceeds its fair value, the goodwill of that reporting unit is potentially impaired and we proceed to step two of the impairment analysis. In step two of the analysis, we will record an impairment loss equal to the excess of the carrying value of the reporting unit's goodwill over its implied fair value should such a circumstance arise. Fair values of the reporting units are estimated primarily using the income approach, which incorporates the use of discounted cash flow (DCF) analyses. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market shares, sales volumes and prices, costs to produce, tax rates, capital spending, discount rate and working capital changes. Most of these assumptions vary among reporting units. The cash flow forecasts are generally based on approved strategic operating plans.

For the fourth quarter of 2012, 2011, and 2010, we performed our annual impairment assessment of goodwill and indefinite-lived intangible assets which did not indicate that an impairment existed. Refer to Note 4, "Goodwill and Other Long-Lived Assets" in the Notes to the Consolidated Financial Statements for further discussion.

Acquired intangible assets other than goodwill are amortized over their weighted average amortization period unless they are determined to be indefinite. Acquired intangible assets are carried at cost, less accumulated amortization. For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish the carrying value. The fair value of acquired intangible assets is determined using common techniques, and the Company employs assumptions developed using the perspective of a market participant.



Property, Plant and Equipment Property, plant and equipment, and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the related assets primarily on a straight-line basis. Machinery and other equipment are depreciated over 3 to 20 years and buildings over 25 to 45 years. Leasehold improvements are depreciated over the life of the lease or the asset, whichever is shorter. Assets classified as held for sale are not depreciated. Upon retirement or disposition of property, plant and equipment, the related cost and accumulated depreciation or amortization are removed from the Company's accounts, and a gain or loss is recorded. Depreciation expense related to property, plant and equipment was $64 million, $58 million, and $55 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Valuation of Long-Lived Assets Long-lived assets such as property, plant and equipment, finite-lived intangible assets, and software are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable or in the period in which the held for sale criteria are met. For assets held and used, this analysis consists of comparing the asset's carrying value to the expected future cash flows to be generated from the asset on an undiscounted basis. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded. Fair values are determined based on quoted market values, discounted cash flows, or external appraisals, as applicable. Long-lived assets are reviewed for impairment at the individual asset or the asset group level for which the lowest level of independent cash flows can be identified. Refer to Note 4, "Goodwill and Other Long-Lived Assets" in the Notes to the Consolidated Financial Statements for further discussion.

Warranty and Sales Returns Provisions for product warranties and sales returns and allowances are recorded in the period in which NCR becomes obligated to honor the related right, which generally is the period in which the related product revenue is recognized. The Company accrues warranty reserves based upon historical factors such as labor rates, average repair time, travel time, number of service calls per machine and

cost of replacement parts. When a sale is consummated, a warranty reserve is recorded based upon the estimated cost to provide the service over the warranty period. The Company accrues sales returns and allowances using percentages of revenue to reflect the Company's historical average of sales return claims.

Research and Development Costs Research and development costs primarily include payroll and benefit-related costs, contractor fees, facilities costs, infrastructure costs, and administrative expenses directly related to research and development support and are expensed as incurred, except certain software development costs are capitalized after technological feasibility of the software is established.

Leases The Company accounts for material escalation clauses, free or reduced rents and landlord incentives contained in operating type leases on a straight-line basis over the lease term, including any reasonably assured lease renewals. For leasehold improvements that are funded by the landlord, the Company records the incentive as deferred rent. The deferred rent is then amortized as reductions to lease expense over the lease term.

For capital leases where NCR is the lessee, we record an amortizable debt and a related fixed asset in the Consolidated Balance Sheet.

Pension, Postretirement and Postemployment Benefits NCR has significant pension, postretirement and postemployment benefit costs, which are developed from actuarial valuations. Actuarial assumptions are established to anticipate future events and are used in calculating the expense and liabilities relating to these plans. These factors include assumptions the Company makes about interest rates, expected investment return on plan assets, rate of increase in healthcare costs, total and involuntary turnover rates, and rates of future compensation increases. In addition, NCR also uses subjective factors, such as withdrawal rates and mortality rates to develop the Company's valuations. NCR generally reviews and updates these assumptions on an annual basis. NCR is required to consider current market conditions, including changes in interest rates, in making these assumptions. The actuarial assumptions that NCR uses may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension, postretirement or postemployment benefits expense, and the related assets and liabilities, the Company has recorded or may record.

Foreign Currency For many NCR international operations, the local currency is designated as the functional currency. Accordingly, assets and liabilities are translated into U.S. Dollars at year-end exchange rates, and revenues and expenses are translated at average exchange rates prevailing during the year. Currency translation adjustments from local functional currency countries resulting from fluctuations in exchange rates are recorded in other comprehensive income. Where the U.S. Dollar is the functional currency, remeasurement adjustments are recorded in other income and expense.

Derivative Instruments In the normal course of business, NCR enters into various financial instruments, including derivative financial instruments. The Company accounts for derivatives as either assets or liabilities in the Consolidated Balance Sheets at fair value and recognizes the resulting gains or losses as adjustments to earnings or other comprehensive income. The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedge transactions. Hedging activities are transacted only with highly rated institutions, reducing exposure to credit risk in the event of nonperformance. Additionally, the Company completes assessments related to the risk of counterparty nonperformance on a regular basis.

The accounting for changes in fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company has designated the hedging instrument, based on the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. For derivative instruments designated as fair value hedges, the effective portion of the hedge is recorded as an offset to the change in the fair value of the hedged item, and the ineffective portion of the hedge, if any, is recorded in the Consolidated Statement of Operations. For derivative instruments designated as cash flow hedges and determined to be highly effective, the gains or losses are deferred

in other comprehensive income and recognized in the determination of income as adjustments of carrying amounts when the underlying hedged transaction is realized, canceled or otherwise terminated. When hedging certain foreign currency transactions of a long-term investment nature (net investments in foreign operations) gains and losses are recorded in the currency translation adjustment component of accumulated other comprehensive income (loss). Gains and losses on foreign exchange contracts that are not used to hedge currency transactions of a long-term investment nature, or that are not designated as cash flow or fair value hedges, are recognized in earnings as exchange rates change.

Fair Value of Assets and Liabilities Fair value is defined as an exit price, representing an amount that would be received to sell an asset or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the guidance prioritizes the inputs used to measure fair value into the following three-tier fair value hierarchy:

- Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities
- Level 2: Unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or inputs, other than quoted prices in active markets, that are observable either directly or indirectly
- Level 3: Unobservable inputs for which there is little or no market data

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on a quarterly basis. Changes to the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

NCR measures its financial assets and financial liabilities at fair value based on one or more of the following three valuation techniques:

- Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
- Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).
- Income approach: Techniques to convert future amounts to a single present amount based upon market expectations (including present value techniques, option pricing and excess earnings models).

We regularly review our investments to determine whether a decline in fair value, if any, below the cost basis is other than temporary. If the decline in the fair value is determined to be other than temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in the Consolidated Statement of Operations. For qualifying investments in debt or equity securities, a temporary impairment charge would be recognized in other comprehensive income (loss).

Environmental and Legal Contingencies In the normal course of business, NCR is subject to various proceedings, lawsuits, claims and other matters, including, for example, those that relate to the environment and health and safety, employee benefits, import/export compliance, intellectual property, data privacy and security, product liability, commercial disputes and regulatory compliance, among others. Additionally, NCR is subject to diverse and complex laws, regulations, and standards including those relating to corporate governance, public disclosure and reporting, environmental safety and the discharge of materials into the environment, product safety, import and export compliance, data privacy and security, antitrust and competition, government contracting, anti-corruption, and labor and human resources, which are rapidly changing and subject to many possible changes in the future. Compliance with these laws and regulations, including changes in accounting standards, taxation requirements, and federal securities laws among others, may create a substantial burden on, and substantially increase the costs to NCR or could have an impact on NCR's future operating results. NCR

believes that the amounts provided in its Consolidated Financial Statements are adequate in light of the probable and estimable liabilities. However, there can be no assurances that the actual amounts required to satisfy alleged liabilities from various lawsuits, claims, legal proceedings and other matters, including the Fox River and Kalamazoo River environmental matters discussed in Note 9, "Commitments and Contingencies," and to comply with applicable laws and regulations, will not exceed the amounts reflected in NCR's Consolidated Financial Statements or will not have a material adverse effect on the Company's consolidated results of operations, financial condition or cash flows. Any costs that may be incurred in excess of those amounts provided as of December 31, 2012 cannot currently be reasonably determined or are not currently considered probable.

Legal costs related to loss contingencies are typically expensed as incurred, except for certain costs associated with NCR's environmental remediation obligations. Costs and fees associated with litigating the extent and type of required remedial actions and the allocation of remediation costs among potentially responsible parties are typically included in the measurement of the environmental remediation liabilities.

Advertising Advertising costs are recognized in selling, general and administrative expenses when incurred.

Income Taxes Income tax expense is provided based on income before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred taxes are determined based on the enacted tax rates expected to apply in the periods in which the deferred assets or liabilities are expected to be settled or realized. NCR records valuation allowances related to its deferred income tax assets when it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being sustained upon examination by authorities. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law and until such time that the related tax benefits are recognized.

Redeemable Noncontrolling Interests In 2011, we sold a 49% voting equity interest in NCR Brasil—Indústria de Equipamentos para Automação S.A., a subsidiary of the Company (NCR Manaus) to Scopus Tecnologia Ltda. (Scopus) for a subscription price of approximately $43 million. In the event NCR Manaus does not meet a defined financial performance goal during the five year period ending in 2016, Scopus may elect to put its noncontrolling interest to us for its then-current fair value.

Earnings Per Share Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the reported period. The calculation of diluted earnings per share is similar to basic earnings per share, except that the weighted average number of shares outstanding includes the dilution from potential shares resulting from stock options and restricted stock awards. When calculating diluted earnings per share, the Company includes the potential windfall or shortfall tax benefits as well as average unrecognized compensation expense as part of the assumed proceeds from exercises of stock options. The Company uses the tax law ordering approach to determine the potential utilization of windfall benefits. The holders of unvested restricted stock awards do not have nonforfeitable rights to dividends or dividend equivalents and therefore, such unvested awards do not qualify as participating securities. See Note 7, "Employee Stock Compensation Plans," for share information on NCR's stock compensation plans.

The components of basic and diluted earnings per share attributable to NCR common stockholders are as follows for the years ended December 31:

In millions, except per share amounts	2012	2011	2010
Income from continuing operations	**$ 140**	$ 146	$ 144
Income (loss) from discontinued operations, net of tax	**6**	(93)	(10)
Net income attributable to NCR common stockholders	**$ 146**	$ 53	$ 134
Weighted average outstanding shares of common stock	**159.3**	158.0	159.8
Dilutive effect of employee stock options and restricted stock	**4.5**	3.0	1.4
Common stock and common stock equivalents	**163.8**	161.0	161.2
Basic earnings (loss) per share:			
From continuing operations	**$ 0.88**	$ 0.92	$ 0.90
From discontinued operations	**$ 0.04**	$ (0.58)	$ (0.06)
Total basic earnings (loss) per share	**$ 0.92**	$ 0.34	$ 0.84
Diluted earnings (loss) per share:			
From continuing operations	**$ 0.85**	$ 0.91	$ 0.89
From discontinued operations	**$ 0.04**	$ (0.58)	$ (0.06)
Total diluted earnings (loss) per share	**$ 0.89**	$ 0.33	$ 0.83

Options to purchase 1.2 million, 3.7 million, and 5.6 million shares of common stock for 2012, 2011, and 2010, respectively, were outstanding but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would have been anti-dilutive.

Stock Compensation Stock-based compensation represents the costs related to share-based awards granted to employees and non-employee directors. For all periods presented, the Company's outstanding stock-based compensation awards are classified as equity except for certain awards granted to non-employee directors. The Company measures stock-based compensation cost at the grant date, based on the estimated fair value of the award and recognizes the cost on a straight-line basis (net of estimated forfeitures) over the requisite service period. See Note 7, "Employee Stock Compensation Plans" for more information on NCR's stock-based compensation plans.



Related Party Transactions In 2011, concurrent with the sale of a noncontrolling interest in NCR Manaus to Scopus, we entered into a Master Purchase Agreement (MPA) with Banco Bradesco SA (Bradesco), the parent of Scopus. Through the MPA, Bradesco agreed to purchase up to 30,000 ATMs from us over the 5 year term of the agreement. Pricing of the ATMs will adjust over the term of the MPA using certain formulas which are based on prevailing market pricing. We recognized $145 million and $35 million in revenue related to Bradesco for the twelve months ended December 31, 2012 and 2011, respectively, and we had $9 million and $14 million in receivables outstanding from Bradesco as of December 31, 2012 and 2011, respectively.

Recently Issued Accounting Pronouncements In February 2013, the Financial Accounting Standards Board (FASB) issued an accounting standards update requiring new disclosures about reclassifications from accumulated other comprehensive loss to net income. These disclosures may be presented on the face of the statements or in the notes to the consolidated financial statements. The standards update is effective for fiscal years beginning after December 15, 2012. We will adopt this standards update and revise our disclosure, as required, beginning with the first quarter of 2013.

In July 2012, the FASB issued an accounting standards update with new guidance on annual impairment testing of indefinite-lived intangible assets. The standards update allows an entity to first assess qualitative factors to determine if it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. If based on its qualitative assessment an entity concludes it is more likely than not that

the fair value of an indefinite-lived intangible asset is less than its carrying amount, quantitative impairment testing is required. However, if an entity concludes otherwise, quantitative impairment testing is not required. The standards update is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The adoption of this standard will not have an impact on our consolidated financial statements.

2. SUPPLEMENTAL FINANCIAL INFORMATION (in millions)

For the years ended December 31	2012	2011	2010
Other (expense) income, net			
Interest income	**$ 6**	$ 5	$ 5
Impairment of an investment (Note 11)	**(7)**	—	(14)
Other, net	**(7)**	(8)	(2)
Total other (expense) income, net	**$(8)**	$ (3)	$ (11)

At December 31	2012	2011
Accounts Receivable		
Trade	**$ 1,056**	$ 1,002
Other	**46**	46
Accounts Receivable, gross	**1,102**	1,048
Less: allowance for doubtful accounts	**(16)**	(16)
Total accounts receivable, net	**$ 1,086**	$ 1,032
Inventories		
Work in process and raw materials, net	**$ 187**	$ 167
Finished goods, net	**167**	177
Service parts, net	**443**	430
Total inventories, net	**$ 797**	$ 774
Other current assets		
Current deferred tax assets	**$ 223**	$ 147
Other	**231**	164
Total other current assets	**$ 454**	$ 311
Property, plant and equipment		
Land and improvements	**$ 42**	$ 46
Buildings and improvements	**231**	234
Machinery and other equipment	**636**	674
Property, plant and equipment, gross	**909**	954
Less: accumulated depreciation	**(601)**	(589)
Total property, plant and equipment, net	**$ 308**	$ 365
Accumulated other comprehensive loss, net of tax		
Currency translation adjustments	**$ (6)**	$ (82)
Unrealized gain on securities	**1**	1
Unrealized loss on derivatives	**(10)**	—
Actuarial losses and prior service costs on employee benefit plans	**(1,232)**	(1,411)
Total accumulated other comprehensive loss	**$(1,247)**	$(1,492)

3. BUSINESS COMBINATIONS, INVESTMENTS AND DIVESTITURES

2012 Acquisitions and Investments

Following is a brief description of the Company's noteworthy acquisitions and investments completed during the 2012 fiscal year:

Acquisition of POS and RDS On February 7, 2012, the Company acquired all of the outstanding capital stock of POS Integrated Solutions Do Brasil Comercio E Servicos De Informatica S.A. ("POS") and RDS South America Comercio E Servicos De Informatica S.A. ("RDS") in exchange for approximately $1 million in cash, plus related acquisition costs. POS and RDS were resellers of certain of the Company's hardware and software, and their results have been reported within our Hospitality segment since the date of the acquisitions.

Acquisition of Wyse Sistemas de Informatica Ltda. On May 31, 2012, the Company acquired all of the outstanding units of membership interest of Wyse Sistemas de Informatica Ltda. ("Wyse") in exchange for approximately $13 million in cash, plus related acquisition costs. Wyse was a developer and provider of point of sale software specifically designed for the hospitality market in Brazil, and their results have been reported within our Hospitality segment since the date of the acquisition.

Hospitality Reseller Acquisitions During 2012, the Company acquired the assets of six of its domestic Hospitality resellers in separate transactions for aggregate cash consideration of approximately $17 million, plus related acquisition costs.

Acquisition of Transoft, Inc. On September 7, 2012, the Company acquired substantially all of the assets of Transoft, Inc. in exchange for approximately $40 million in cash, plus related acquisition costs, of which the Company will recognize $7 million as compensation expense included within selling, general and administrative expenses over a period of two years from the acquisition date. Transoft, Inc. was a global leader in cash management software for financial institutions, and their results have been reported within our Financial Services segment since the date of the acquisition.

Acquisition of uGenius Technology, Inc. On, December 31, 2012, the Company acquired substantially all of the assets of uGenius Technology, Inc. (uGenius) for aggregate consideration of approximately $37 million in cash, including the settlement of NCR's pre-existing 8.7% equity investment in uGenius Technology, LLC, plus related acquisition costs. uGenius was a provider of video banking solutions, and their results have been reported within our Financial Services segment since the date of the acquisition.

As a result of the Company's 2012 acquisitions, NCR recorded $34 million related to identifiable intangible assets consisting primarily of proprietary technology and customer relationships, which have a weighted-average amortization period of 7 years.

The operating results of the businesses acquired in 2012 have been included within NCR's results as of the closing date of each acquisition. The pro forma disclosures for these acquisitions are not being provided because the impact of these acquisitions is not considered material to the twelve months ended December 31, 2012. The purchase price of these businesses, reported in business acquisitions, net of cash acquired within investing activities in the Consolidated Statements of Cash Flows, has been allocated based on the estimated fair value of net tangible and intangible assets acquired, with any excess recorded as goodwill. Goodwill recognized in the Company's 2012 acquisitions was $85 million, of which it is expected that $55 million of the goodwill will be deductible for tax purposes.

2011 Acquisitions and Investments

Following is a brief description of the Company's noteworthy acquisitions and investments completed during the 2011 fiscal year:

Acquisition of Radiant Systems, Inc. On August 24, 2011, NCR completed the acquisition of Radiant Systems, Inc. (Radiant). The acquisition was completed through a tender offer and subsequent merger, with Radiant becoming a wholly-owned subsidiary of NCR. The total equity purchase price was approximately $1.2 billion.

Radiant was a leading provider of technology solutions for managing site operations in the hospitality and specialty retail industries, and is operated within NCR as a part of NCR's Hospitality line of business.

Recording of Assets Acquired and Liabilities Assumed in Radiant Acquisition

The fair value of consideration transferred to acquire Radiant was allocated to the identifiable assets acquired and liabilities assumed based upon their fair values as of the date of the acquisition as set forth below. This allocation is final as of December 31, 2011.

In millions

Purchase Consideration	Net Tangible Assets Acquired/(Liabilities Assumed)	Purchased Intangible Assets	Goodwill
$1,206	$78	$319	$809

Goodwill represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. The goodwill arising from the acquisition consists of the revenue and cost synergies expected from combining the operations of NCR and Radiant. It is expected that approximately $73 million of the goodwill recognized in connection with the acquisition will be deductible for tax purposes. The goodwill arising from the acquisition has been allocated as follows: approximately $624 million to the Hospitality segment; $86 million to the Financial Services segment; and $99 million to the Retail Solutions segment.

See Note 4, "Goodwill and Other Long-Lived Assets" for additional information related to the carrying amounts of goodwill by segment.

The intangible assets acquired in the acquisition include the following:

	Estimated Fair Value	Weighted Average Amortization Period[1]
	(In millions)	(years)
Reseller Network	88	13
Technology—Software and Hardware	106	6
Trademarks	48	9
Direct customer relationships	74	15
Noncompete agreements	2	2
Internally developed software	1	2
Total acquired intangible assets	$319	

(1) Determination of the weighted average amortization period of the individual categories of intangible assets was based on the nature of the applicable intangible asset and the expected future cash flows to be derived from the intangible asset. Amortization of intangible assets with definite lives is recognized over the period of time the assets are expected to contribute to future cash flows.

The Company incurred a total of $30 million of transaction expenses relating to the acquisition, which are included in selling, general and administrative expenses in the results of operations for the year ended December 31, 2011. See Note 12, "Segment Information and Concentrations" for additional information related to revenues and operating income reported by segment.

Unaudited Pro forma Information

The following unaudited pro forma information presents the consolidated results of NCR and Radiant for the year ended December 31, 2011 and 2010. The unaudited pro forma information is presented for illustrative purposes only. It is not necessarily indicative of the results of operations of future periods, or the results of operations that actually would have been realized had the entities been a single company during the periods

presented or the results that the combined company will experience after the acquisition. The unaudited pro forma information does not give effect to the potential impact of current financial conditions, regulatory matters or any anticipated synergies, operating efficiencies or cost savings that may be associated with the acquisition. The unaudited pro forma information also does not include any integration costs or remaining future transaction costs that the companies may incur related to the acquisition as part of combining the operations of the companies.

The unaudited pro forma consolidated results of operations, assuming the acquisition had occurred on January 1, 2010, are as follows:

In millions	Year ended December 31, 2011	Year ended December 31, 2010
Revenue	**$5,538**	$5,057
Net income attributable to NCR	**$ 64**	$ 102

2010 Acquisitions and Investments

Following is a brief description of the Company's noteworthy acquisitions and investments completed during the 2010 fiscal year:

Acquisition of Mobiqa Limited On October 15, 2010, the Company completed the acquisition of Mobiqa Limited for aggregate consideration of $16 million in cash. Mobiqa provided solutions for the delivery of mobile optimized content, as well as tickets, boarding passes, downloadable applications and coupons in the travel, entertainment and retail sectors.

Goodwill recognized in the Mobiqa acquisition was $14 million, none of which is expected to be deductible for tax purposes.

As a result of the Mobiqa acquisition, NCR recorded $2 million related to identifiable intangible assets consisting primarily of proprietary technology and customer relationships, which have a weighted-average amortization period of 4 years.



The operating results of the Mobiqa business have been included within NCR's results as of the closing date of the acquisition. The pro forma disclosures for this acquisition is not being provided because the impact of the acquisition is not considered material to the periods in which it occurred. The purchase price of this business, reported in other investing activities in the Consolidated Statements of Cash Flows, has been allocated based on the estimated fair value of net tangible and intangible assets acquired, with any excess recorded as goodwill.

Divestitures

On February 3, 2012, NCR entered into an Asset Purchase Agreement (the "Agreement") with Redbox Automated Retail, LLC ("Purchaser") pursuant to which NCR would sell certain assets of its Entertainment business (the "Entertainment Business"), including, but not limited to, substantially all of NCR's DVD kiosks, certain retailer contracts, select DVD inventory and certain intellectual property to Purchaser (the "Transaction"). Pursuant to the terms of the Agreement, as amended on June 22, 2012, and upon the terms and conditions thereof, on June 22, 2012, NCR completed the disposition of the assets of its Entertainment Business to Purchaser for cash consideration of $100 million. As of the date of the sale, total assets sold of $67 million included $51 million of property, plant and equipment, $15 million of inventory, and $1 million of intangible assets.

NCR agreed to provide Purchaser with certain short-term support services following the closing under a transition services agreement. The Agreement also contemplates that, for a period of five years following the closing, Purchaser and its affiliates may procure certain hardware, software and services from NCR under a manufacturing and services agreement. If, at the end of such five-year period, Purchaser and its affiliates have not procured hardware, software and services that have yielded $25 million in margin to NCR, Purchaser will pay the difference to NCR.

We determined that the cash inflows under the transition services agreement and the manufacturing and services agreement will not constitute significant continuing involvement with the operations of the Entertainment Business after the sale. In addition, the ongoing cash inflows related to the Entertainment Business under the manufacturing and services agreement are substantially unrelated to the business sold. Therefore, we have reclassified the operating results of the Entertainment Business, for all historical periods, to income (loss) from discontinued operations, net of tax in the accompanying Consolidated Statements of Operations. During the year ended December 31, 2011, we determined that disposal of the Entertainment business was probable, and we assessed the assets of the business for impairment, which resulted in charges which reduced the carrying values of goodwill, long-lived assets and certain inventories. Refer to Note 4, "Goodwill and Other Long-Lived Assets" for additional discussion.

The following table includes the results of the Entertainment Business, which we historically included in our Entertainment segment:

In millions	For the year ended December 31		
	2012	2011	2010
Revenue	**$ 62**	$ 152	$ 99
Operating expenses	**101**	299	142
Loss from operations	**(39)**	(147)	(43)
Gain from divestiture of the business	**33**	—	—
Loss before income taxes	**(6)**	(147)	(43)
Income tax benefit	**(2)**	(51)	(15)
Loss from discontinued operations, net of tax	**$ (4)**	$ (96)	$ (28)

4. GOODWILL AND OTHER LONG-LIVED ASSETS

Goodwill

The carrying amounts of goodwill by segment as of December 31, 2012 and 2011 are included in the table below. Foreign currency fluctuations are included within other adjustments.

	January 1, 2012						December 31, 2012		
In millions	Goodwill	Accumulated Impairment Losses	Total	Additions	Impairment	Other	Goodwill	Accumulated Impairment Losses	Total
Financial Services	**$152**	**$—**	**$152**	**$ 50**	**$—**	**$—**	**$ 202**	**$—**	**$ 202**
Retail Solutions	**120**	**(3)**	**117**	**—**	**—**	**—**	**120**	**(3)**	**117**
Hospitality	**619**	**—**	**619**	**35**	**—**	**5**	**659**	**—**	**659**
Entertainment	**5**	**(5)**	**—**	**—**	**—**	**—**	**5**	**(5)**	**—**
Emerging Industries	**25**	**—**	**25**	**—**	**—**	**—**	**25**	**—**	**25**
Total	**$921**	**$ (8)**	**$913**	**$ 85**	**$—**	**$ 5**	**$1,011**	**$ (8)**	**$1,003**

	January 1, 2011						December 31, 2011		
In millions	Goodwill	Accumulated Impairment Losses	Total	Additions	Impairment	Other	Goodwill	Accumulated Impairment Losses	Total
Financial Services	$ 67	$—	$ 67	$ 86	$—	$ (1)	$ 152	$—	$ 152
Retail Solutions	21	(3)	18	99	—	—	120	(3)	117
Hospitality	—	—	—	624	—	(5)	619	—	619
Entertainment	5	—	5	—	(5)	—	5	(5)	—
Emerging Industries	25	—	25	—	—	—	25	—	25
Total	$118	$ (3)	$115	$809	$ (5)	$ (6)	$ 921	$ (8)	$ 913

For 2012, based on our qualitative assessments, we determined that it is more likely than not that our reporting units' fair values were greater than their respective carrying amounts. Our qualitative assessment included, but was not limited to, consideration of macroeconomic conditions, industry and market conditions, cost factors, cash flows, changes in key management and our share price.

As of December 31, 2011, we determined that it was probable that we would dispose of our Entertainment business, which triggered an impairment assessment of the related assets which include long-lived assets, goodwill and definite-lived intangible assets. We evaluated the carrying value of these assets compared to the fair value based on a market approach using an independent third-party market price and determined the goodwill associated with the Entertainment reporting unit was fully impaired. The impairment of $5 million was recorded within income (loss) from discontinued operations, net of tax, in the Consolidated Statements of Operations for the twelve months ended December 31, 2011.

Long-Lived Assets

NCR's identifiable intangible assets, reported in other assets in the Consolidated Balance Sheets, were specifically identified when acquired, and are deemed to have finite lives. The gross carrying amount and accumulated amortization for NCR's identifiable intangible assets were as follows. The increase in the gross carrying amount is primarily due to the acquisitions detailed in Note 3, "Business Combinations, Investments and Divestitures."

In millions	Amortization Period (in Years)	December 31, 2012 Gross Carrying Amount	December 31, 2012 Accumulated Amortization	December 31, 2011 Gross Carrying Amount	December 31, 2011 Accumulated Amortization
Identifiable intangible assets					
Reseller & customer relationships	1 - 15	**$179**	**$ (17)**	$167	$ (8)
Intellectual property	4 - 7	**180**	**(80)**	164	(59)
Tradenames	4 - 9	**49**	**(8)**	49	(3)
Non-compete arrangements	2 - 5	**8**	**(7)**	7	(5)
Total identifiable intangible assets		**$416**	**$(112)**	$387	$(75)

As noted above, as of December 31, 2011, we determined that it was probable that we would dispose of our Entertainment business, which triggered an impairment assessment of the related assets which include long-lived assets, goodwill and definite-lived intangible assets.

Based on this evaluation, we determined that the long-lived asset group, consisting of property, plant and equipment and definite-lived intangible assets, mainly customer relationships, related to the Entertainment business was impaired. These assets had a carrying amount of approximately $148 million, and an estimated fair value of $65 million. Of the total impairment charge of $83 million, $81 million was allocated to property, plant and equipment and $2 million was allocated to definite-lived intangible assets. Fair value was based on a market approach using an independent third-party market price. The impairment was recorded within income (loss) from discontinued operations, net of tax, in the Consolidated Statements of Operations for the twelve months ended December 31, 2011.

The aggregate amortization expense (actual and estimated) for identifiable intangible assets for the following periods is:

In millions	December 31, 2012	For the years ended December 31 (estimated) 2013	2014	2015	2016	2017
Amortization expense	**$37**	$44	$43	$41	$37	$27

5. DEBT OBLIGATIONS

As of December 31, 2012, the Company's total debt was $1.96 billion, with $72 million included in short term borrowings and $1.89 billion included in long term debt, as follows:

In millions	December 31, 2012	December 31, 2011
Senior Secured Credit Facility:		
Term loan facility	**$ 850**	$700
Revolving credit facility	**—**	140
5.00% Senior Notes due July 15, 2022	**600**	—
4.625% Senior Notes due February 15, 2021	**500**	—
Other	**13**	13
Total debt	**$1,963**	$853

Senior Secured Credit Facility In August 2011, the Company entered into a five-year senior secured credit facility (the Senior Secured Credit Facility) with JPMorgan Chase Bank, N.A. (JPMCB), as administrative agent, and a syndicate of lenders to borrow up to $1.4 billion. The Senior Secured Credit Facility consists of a term loan facility in an aggregate principal amount of $700 million and a revolving credit facility in an aggregate principal amount of $700 million. On August 22, 2012, we entered into an Incremental Facility Agreement with and among the lenders party thereto and JPMCB, as administrative agent. The Incremental Facility Agreement relates to, and was entered into pursuant to, the Senior Secured Credit Facility, amended as of December 21, 2011 and as amended and restated as of August 22, 2012, with and among the lenders party thereto and JPMCB, as the administrative agent (the Second Amendment). The Incremental Facility Agreement supplemented the amounts available to us by $300 million by establishing a $150 million new tranche of term loan commitments and a $150 million new tranche of revolving loan commitments, bringing the total sum available under the Second Amendment and the Incremental Facility Agreement to $1.7 billion.

As of December 31, 2012, the outstanding balance under the term loan facility, was $850 million, with $70 million included in short term borrowings and $780 million included in long term debt, and the outstanding balance under the revolving credit facility was zero. The revolving credit facility also allows a portion of the availability to be used for outstanding letters of credit, and as of December 31, 2012, outstanding letters of credit totaled approximately $17 million.

Of the outstanding principal balance of the term loan facility, $700 million is required to be repaid in quarterly installments of $17.5 million beginning March 31, 2013, with the balance of $455 million being due in August 2016, and $150 million is required to be repaid in quarterly installments of $3.75 million beginning March 31, 2014, with the balance of $97.5 million being due in August 2017. Borrowings under the revolving portion of the credit facility are due in August 2016 or, in the case of the Incremental Facility, in August 2017. Amounts outstanding under the Senior Secured Credit Facility bear interest, at the Company's option, at a base rate equal to the highest of (i) the federal funds rate plus 0.50%, (ii) the administrative agent's "prime rate" and (iii) the one-month LIBOR rate plus 1.00% (the Base Rate) or LIBOR, plus a margin ranging from 0.25% to 1.50% for Base Rate-based loans that are either term loans or revolving loans and ranging from 1.25% to 2.50% for LIBOR-based loans that are either term loans or revolving loans, depending on the Company's consolidated leverage ratio. The terms of the Senior Secured Credit Facility also require certain other fees and payments to be made by the Company.

The Company's obligations under the Senior Secured Credit Facility are guaranteed by certain of its wholly-owned domestic subsidiaries. The Senior Secured Credit Facilities and these guarantees are secured by a first priority lien and security interest in certain equity interests owned by the Company and the guarantor subsidiaries in certain of their respective domestic and foreign subsidiaries. These security interests would be released if the Company achieves an "investment grade" rating, and would remain released so long as the Company maintained that rating.

The Senior Secured Credit Facility and the indentures for our senior unsecured notes include affirmative and negative covenants that restrict or limit the ability of the Company and its subsidiaries to, among other things, incur indebtedness; create liens on assets; engage in certain fundamental corporate changes or changes to the Company's business activities; make investments; sell or otherwise dispose of assets; engage in sale-leaseback or hedging transactions; repurchase stock, pay dividends or make similar distributions; repay other indebtedness; engage in certain affiliate transactions; or enter into agreements that restrict the Company's ability to create liens, pay dividends or make loan repayments. The Senior Secured Credit Facility also includes financial covenants that require us to maintain:

- a consolidated leverage ratio on the last day of any fiscal quarter, not to exceed (i) in the case of any fiscal quarter ending prior to December 31, 2013, (a) the sum of (x) 3.50 and (y) an amount (not to exceed 1.00) to reflect new debt used to reduce NCR's unfunded pension liabilities, to (b) 1.00, (ii) in the case of any fiscal quarter ending on or after December 31, 2013 and prior to December 31, 2015, (a) the sum of (x) 3.25 and (y) an amount (not to exceed 1.00) to reflect new debt used to reduce NCR's unfunded pension liabilities, to (b) 1.00, and (iii) in the case of any fiscal quarter ending on or after December 31, 2015 3.50 to 1.00; and
- an interest coverage ratio of at least (i) 3.50 to 1.00, in the case of any four consecutive fiscal quarters ending prior to December 31, 2013, and (ii) 4.00 to 1.00, in the case of any four consecutive fiscal quarters ending on or after December 31, 2013.

Taking into account new debt used to reduce the Company's unfunded pension liabilities, the current maximum consolidated leverage ratio under the Senior Secured Credit Facility is 4.50 to 1.00.

The Senior Secured Credit Facility also contains events of default, which are customary for similar financings. Upon the occurrence of an event of default, the lenders may, among other things, terminate the loan commitments, accelerate all loans and require cash collateral deposits in respect of outstanding letters of credit.

The Company may request, at any time and from time to time, but the lenders are not obligated to fund, the establishment of one or more term loans and/or revolving credit facilities, the proceeds of which can be used for working capital requirements and other general corporate purposes. On February 5, 2013, the Company entered into a third amendment to the Senior Secured Credit Facility that modified the maximum aggregate commitments with respect to such incremental facilities. See Note 16, "Subsequent Events," for additional information.



In connection with the Senior Secured Credit Facility, the Company deferred approximately $29 million of debt issuance costs in 2011, which are being amortized to interest expense over the life of the debt. The Second Amendment and Incremental Facility Agreement were considered modifications, not extinguishments of our credit facility, and therefore the unamortized debt issuance costs continue to be deferred. In connection with the Second Amendment and Incremental Facility Agreement, the Company deferred an additional $3 million of debt issuance costs in 2012, which are being amortized to interest expense over the life of the new debt.

Senior Notes On September 17, 2012, the Company issued $600 million aggregate principal amount of 5.00% senior unsecured notes due in 2022 (the "5.00% Notes"). These 5.00% Notes were sold at 100% of the principal amount and will mature on July 15, 2022. On December 18, 2012, the Company issued $500 million aggregate principal amount of 4.625% senior unsecured notes due in 2021 (the "4.625% Notes"). The 4.625% Notes were sold at 100% of the principal amount and will mature on February 15, 2021. These 5.00% and 4.625% Notes are unsecured senior obligations of the Company and are guaranteed, on an unsecured senior basis, by our subsidiaries, NCR International, Inc. and Radiant Systems, Inc., which also guarantee our obligations under the Senior Secured Credit Facility.

We have the option to redeem the 5.00% Notes, in whole or in part, at any time on or after July 15, 2017, at a redemption price of 102.5%, 101.667%, 100.833% and 100% during the 12-month periods commencing on July 15, 2017, 2018, 2019 and 2020 and thereafter, respectively, plus accrued and unpaid interest to the redemption date. Prior to July 15, 2017, we may redeem the 5.00% Notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus a make-whole premium and accrued and unpaid interest to the

redemption date. Prior to July 15, 2015, we may redeem the 5.00% Notes in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the notes originally issued at a redemption price of 105% plus accrued and unpaid interest to the redemption date, with the net cash proceeds from one or more qualified equity offerings under certain further requirements.

We have the option to redeem the 4.625% Notes, in whole or in part, at any time on or after February 15, 2017, at a redemption price of 102.313%, 101.156% and 100% during the 12-month periods commencing on February 15, 2017, 2018 and 2019 and thereafter, respectively, plus accrued and unpaid interest to the redemption date. Prior to February 15, 2017, we may redeem the 4.625% Notes, in whole or in part, at a redemption price equal to 100% of the principal amount plus a make-whole premium and accrued and unpaid interest to the redemption date. Prior to February 15, 2016, we may redeem the 4.625% Notes in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the notes originally issued at a redemption price of 104.625% plus accrued and unpaid interest to the redemption date, with the net cash proceeds from one or more qualified equity offerings under certain further requirements.

The terms of the indenture for these notes limit the ability of the Company and certain of its subsidiaries to, among other things, incur additional debt or issue redeemable preferred stock; pay dividends or make certain other restricted payments or investments; incur liens; sell assets; incur restrictions on the ability of our subsidiaries to pay dividends to us; enter into affiliate transactions; engage in sale and leaseback transactions; and consolidate, merge, sell or otherwise dispose of all or substantially all of our assets. These covenants are subject to significant exceptions and qualifications. For example, if these notes are assigned an investment grade rating by Moody's or S&P and no default has occurred or is continuing, certain covenants will be terminated.

In connection with the issuances of the 5.00% Notes and the 4.265% Notes, the Company entered into registration rights agreements with J.P. Morgan Securities LLC as representative of the initial purchasers of the applicable notes, and NCR International, Inc. and Radiant Systems, Inc. in their capacities as subsidiary guarantors. Each registration rights agreement requires the Company and the subsidiary guarantors, at their cost, to among other things:

- use their commercially reasonable efforts to file a registration statement on an appropriate registration form with respect to a registered offer to exchange the notes for new notes that are guaranteed by the guarantors with terms substantially identical in all material respects to the notes (except that the exchange notes will not contain terms with respect to transfer restrictions or any increase in annual interest rate);
- use their commercially reasonable efforts to cause the registration statement to become effective under the Securities Act of 1933, as amended; and
- promptly after the applicable registration statement is effective, commence an exchange offer.

In addition, under certain circumstances, the Company and the subsidiary guarantors may be required to file shelf registration statements to cover sales of the notes by their holders.

If the Company and the subsidiary guarantors do not comply with their registration statement and exchange offer obligations under a registration rights agreement, then additional interest shall accrue on the principal amount of the notes that are registrable securities (as defined in each registration rights agreement) at a rate of 0.25% per annum for the first 90-day period beginning on the day immediately following such registration default (which rate will be increased by an additional 0.25% per annum for each subsequent 90-day period that such additional interest continues to accrue, provided that the rate at which such additional interest accrues may in no event exceed 1.00% per annum).

This summary of the provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement.

Additionally, in connection with the 5.00% Notes and the 4.625% Notes, the Company deferred approximately $10 million and $7 million of debt issuance costs, respectively, which are being amortized to interest expense over the life of the debt.

Debt Maturities—Maturities of long-term debt outstanding, in principal amounts, at December 31, 2012 are summarized below:

In millions	Total	For the years ended December 31 2013	2014	2015	2016	2017	Thereafter
Debt maturities	$1,963	$72	$86	$86	$505	$106	$1,108

Fair Value of Debt—The fair value of debt is based on a discounted cash flow model that incorporates a market yield curve based on the Company's credit rating with adjustments for duration. As of December 31, 2012 and 2011, the fair value of debt was $1.97 billion and $855 million, respectively.

6. INCOME TAXES

For the years ended December 31, income from continuing operations before income taxes consisted of the following:

In millions	2012	2011	2010
(Loss) income before income taxes			
United States	**$(200)**	$(110)	$ (59)
Foreign	**382**	306	195
Total income from continuing operations before income taxes	**$ 182**	$ 196	$136

For the years ended December 31, income tax expense (benefit) consisted of the following:

In millions	2012	2011	2010
Income tax expense (benefit)			
Current			
Federal	**$ 6**	$ 2	$ (8)
State	**—**	1	1
Foreign	**73**	61	44
Deferred			
Federal	**(10)**	(15)	(8)
State	**(4)**	—	(1)
Foreign	**(23)**	2	(39)
Total income tax expense (benefit)	**$ 42**	$ 51	$(11)

The following table presents the principal components of the difference between the effective tax rate and the U.S. federal statutory income tax rate for the years ended December 31:

In millions	2012	2011	2010
Income tax expense (benefit) at the U.S. federal tax rate of 35%	**$ 64**	$ 68	$ 47
Foreign income tax differential	**(33)**	(19)	(23)
U.S. permanent book/tax differences	**(3)**	3	2
Tax audit settlements	**(12)**	(12)	—
Change in liability for unrecognized tax benefits	**12**	2	4
Nondeductible transaction costs	**1**	4	—
U.S valuation allowance	**17**	5	—
Japan valuation allowance release	**—**	—	(40)
Other, net	**(4)**	—	(1)
Total income tax expense (benefit)	**$ 42**	$ 51	$ (11)

NCR's tax provisions include a provision for income taxes in certain tax jurisdictions where its subsidiaries are profitable, but reflect only a portion of the tax benefits related to certain foreign subsidiaries' tax losses due to the uncertainty of the ultimate realization of future benefits from these losses. During 2012, we favorably settled examinations with Canada for the 2003 tax year and Japan for tax years 2001 through 2006 that resulted in tax benefits of $14 million and $13 million, respectively. In addition, the 2012 tax rate was favorably impacted by the mix of taxable profits and losses by country. These benefits were partially offset by an increase of $17 million to the U.S. valuation allowance for deferred tax assets, primarily related to tax attributes expiring by 2015. During 2011, we favorably settled examinations with Canada for 1997 through 2001 that resulted in a $12 million tax benefit. The 2010 tax benefit was favorably impacted by the release of a $40 million valuation allowance in the third quarter of 2010 that was no longer required on specific deferred tax assets in NCR's subsidiary in Japan and by the mix of taxable profits and losses by country.

Deferred income tax assets and liabilities included in the Consolidated Balance Sheets as of December 31 were as follows:

In millions	2012	2011
Deferred income tax assets		
Employee pensions and other benefits	**$ 324**	$ 658
Other balance sheet reserves and allowances	**140**	148
Tax loss and credit carryforwards	**628**	376
Capitalized research and development	**86**	67
Property, plant and equipment	**8**	49
Other	**54**	56
Total deferred income tax assets	**1,240**	1,354
Valuation allowance	**(399)**	(412)
Net deferred income tax assets	**841**	942
Deferred income tax liabilities		
Intangibles	**83**	81
Capitalized software	**16**	10
Other	**11**	9
Total deferred income tax liabilities	**110**	100
Total net deferred income tax assets	**$ 731**	$ 842

NCR recorded valuation allowances related to certain deferred income tax assets due to the uncertainty of the ultimate realization of the future benefits from those assets. The valuation allowances cover deferred tax assets, primarily tax loss carryforwards, in tax jurisdictions where there is uncertainty as to the ultimate realization of a benefit from those tax losses. At December 31, 2012, our net deferred tax assets in the United States totaled approximately $590 million. For the three year period ended December 31, 2012, we had a cumulative net loss from continuing operations before income taxes, which is generally considered a negative indicator about our ability to realize the benefits of those assets. We further evaluated the realizability of the U.S. deferred tax assets by weighing other positive and negative evidence, including our history of taxable income in the U.S., and the substantial length of time over which our deferred tax assets relating to net operating losses and employee pensions may be realized. Through this assessment, realization of the related benefits was determined to be more likely than not. If we are unable to generate sufficient future taxable income in the time period within which the temporary differences underlying our deferred tax assets become deductible, or before the expiration of our loss and credit carryforwards, additional valuation allowance could be required.

As of December 31, 2012, NCR had U.S. federal and foreign tax attribute carryforwards of approximately $1.5 billion. The net operating loss carryforwards, subject to expiration, expire in the years 2013 through 2032. The amount of tax deductions in excess of previously recorded windfall tax benefits associated with stock-based compensation included in U.S. federal net operating loss carryforwards but not reflected in deferred tax assets for the year ended December 31, 2012 was $42 million. Upon realization of the U.S. federal net operating losses, the

Company will recognize a windfall tax benefit as an increase to additional paid-in capital. In addition, the company had US tax credit carryforwards of $114 million. Approximately $21 million of the credit carryforwards do not expire, and $93 million expires in the years 2014 through 2032.

The aggregate changes in the balance of our gross unrecognized tax benefits were as follows for the years ended December 31:

In millions	2012	2011
Gross unrecognized tax benefits—January 1	**$273**	$303
Increases related to tax positions from prior years	**21**	24
Decreases related to tax positions from prior years	**(18)**	(31)
Increases related to tax provisions taken during the current year	**34**	23
Settlements with tax authorities	**(40)**	(33)
Lapses of statutes of limitation	**(20)**	(13)
Total gross unrecognized tax benefits—December 31	**$250**	$273

Of the total amount of gross unrecognized tax benefits as of December 31, 2012 up to $131 million would affect NCR's effective tax rate if realized. The Company's liability arising from uncertain tax positions is recorded in income tax accruals and other current liabilities in the Consolidated Balance Sheets.

We recognized interest and penalties associated with uncertain tax positions as part of the provision for income taxes in our Consolidated Statements of Operations of $4 million of expense, $11 million of benefit, and $9 million of benefit for the years ended December 31, 2012, 2011, and 2010, respectively. The gross amount of interest and penalties accrued as of December 31, 2012 and 2011 was $51 million and $48 million, respectively.

In the U.S., NCR files consolidated federal and state income tax returns where statutes of limitations generally range from three to five years. U.S. federal tax years remain open from 2009 forward. In 2011, the IRS commenced an examination of our 2009 and 2010 income tax returns, which is ongoing. In 2012, we favorably settled the IRS examination of Radiant's 2009 and 2010 income tax returns. We are still open to examination by certain foreign taxing authorities for the years 2001 onward, including several major taxing jurisdictions. We are open to examination from 2001 onward in Korea and India and from 2002 onward in Canada.



During 2013, the Company expects to resolve certain tax matters related to U.S. and foreign jurisdictions. As of December 31, 2012, we estimate that it is reasonably possible that unrecognized tax benefits may decrease by $20 million to $25 million in the next 12 months due to the resolution of these issues. With the exception of these tax matters, the Company does not expect any significant changes in unrecognized tax benefits in 2013.

NCR did not provide for U.S. federal income taxes or foreign withholding taxes in 2012 on approximately $1.5 billion of undistributed earnings of its foreign subsidiaries as such earnings are intended to be reinvested indefinitely. Due to the complex structure of the Company's international holdings, and the various methods available for repatriation, quantification of the deferred tax liability, if any, associated with these undistributed earnings is not practicable.

See the Consolidated Statements of Changes in Stockholders' Equity for details of the tax effects on the components of other comprehensive income and Note 8, "Employee Benefit Plans."

7. EMPLOYEE STOCK COMPENSATION PLANS

The Company recognizes all share-based payments, including grants of stock options, as compensation expense in its financial statements based on their fair value.

As of December 31, 2012, the Company's primary types of stock-based compensation were restricted stock and stock options. The Company recorded stock-based compensation expense, the components of which are further described below, for the years ended December 31 as follows:

In millions	2012	2011	2010
Restricted stock	**$ 46**	$ 27	$15
Stock options	**3**	6	6
Total stock-based compensation (pre-tax)	**49**	33	21
Tax benefit	**(14)**	(10)	(7)
Total stock-based compensation (net of tax)	**$ 35**	$ 23	$14

Stock-based compensation expense for the years ended December 31, 2012, 2011 and 2010 was computed using the fair value of options as calculated using the Black-Scholes option-pricing model. The weighted average fair value of options granted was estimated based on the below weighted average assumptions and was $8.24 per share in 2012, $7.38 per share in 2011, and $5.49 per share in 2010.

	2012	2011	2010
Dividend yield	**—**	—	—
Risk-free interest rate	**0.78%**	2.04%	2.27%
Expected volatility	**40.1%**	40.4%	46.8%
Expected holding period (years)	**5.0**	5.1	4.8

Expected volatility incorporates a blend of both historical volatility of the Company's stock over a period equal to the expected term of the options and implied volatility from traded options on the Company's stock, as management believes this is more representative of prospective trends. The Company uses historical data to estimate option exercise and employee terminations within the valuation model. The expected holding period represents the period of time that options are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the 5-year U.S. Treasury yield curve in effect at the time of grant.

Approximately 17 million shares are authorized to be issued under the 2011 Amended and Restated Stock Incentive Plan (formerly the 2006 Stock Incentive Plan) (SIP). Details of the Company's stock-based compensation plans are discussed below.

Restricted Stock and Restricted Stock Units

The SIP provides for the issuance of restricted stock, as well as restricted stock units. These types of awards can have either service-based or performance-based vesting with performance goals being established by the Compensation and Human Resource Committee. Any grant of restricted stock or restricted stock units is subject to a vesting period of at least three years, except that a one-year term of service may be required if vesting is conditioned upon achievement of performance goals. Performance-based grants are subject to future performance measurements, which include NCR's achievement of specific return on capital and other financial metrics (as defined in the SIP) during the performance period. Performance-based grants must be earned, based on performance, before the actual number of shares to be awarded is known. The Company considers the likelihood of meeting the performance criteria based upon management's estimates and analysis of achievement against the performance criteria. At the date of grant, a recipient of restricted stock has all the rights of a stockholder subject to certain restrictions on transferability and a risk of forfeiture. A recipient of restricted stock units does not have the rights of a stockholder and is subject to restrictions on transferability and risk of forfeiture. Other terms and conditions applicable to any award of restricted stock or restricted stock units will be determined by the Compensation and Human Resource Committee and set forth in the agreement relating to that award.

The following table reports restricted stock activity during the year ended December 31, 2012:

Shares in thousands	Number of Shares	Weighted Average Grant-Date Fair Value per Share
Unvested shares as of January 1	5,384	$15.22
Shares granted	2,427	$19.59
Shares vested	(2,854)	$12.39
Shares forfeited	(237)	$18.04
Unvested shares as of December 31	4,720	$19.02

The total intrinsic value of shares vested and distributed was $68 million in 2012, $1 million in 2011, and $9 million in 2010. As of December 31, 2012, there was $47 million of unrecognized compensation cost related to unvested restricted stock grants. The unrecognized compensation cost is expected to be recognized over a remaining weighted-average period of 1.6 years.

The following table represents the composition of restricted stock grants in 2012:

Shares in thousands	Number of Shares	Weighted Average Grant-Date Fair Value
Service-based shares	660	$21.59
Performance-based shares	1,767	$18.85
Total restricted stock grants	2,427	$19.59

The 2012 performance-based share grant activity above includes 1.2 million shares related to the 2012 to 2013 performance period. The remaining performance-based share grant activity in 2012 relates to the achievement of performance goals in 2012 associated with performance-based shares granted in a prior period.



Stock Options

The SIP also provides for the grant of several different forms of stock-based compensation, including stock options to purchase shares of NCR common stock. The Compensation and Human Resource Committee of the Board of Directors has discretion to determine the material terms and conditions of option awards under the SIP, provided that (i) the exercise price must be no less than the fair market value of NCR common stock (defined as the closing price) on the date of grant, (ii) the term must be no longer than ten years, and (iii) in no event shall the normal vesting schedule provide for vesting in less than one year. Other terms and conditions of an award of stock options will be determined by the Compensation and Human Resource Committee of the Board of Directors as set forth in the agreement relating to that award. The Compensation and Human Resource Committee has authority to administer the SIP, except that the Committee on Directors and Governance will administer the SIP with respect to non-employee members of the Board of Directors. New shares of the Company's common stock are issued as a result of stock option exercises.

The following table summarizes the Company's stock option activity for the year ended December 31, 2012:

Shares in thousands	Shares Under Option	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding as of January 1	8,156	$16.23		
Granted	65	$23.06		
Exercised	(3,264)	$14.45		
Forfeited or expired	(99)	$17.55		
Outstanding as of December 31	4,858	$17.49	4.34	$38
Fully vested and expected to vest as of December 31	4,799	$17.53	4.47	$37
Exercisable as of December 31	4,168	$18.05	3.85	$30

The total intrinsic value of all options exercised was $31 million in 2012, $8 million in 2011, and $3 million in 2010. Cash received from option exercises under all share-based payment arrangements was $47 million in 2012, $13 million in 2011, and $6 million in 2010. The tax benefit realized from these exercises was $10 million in 2012, $3 million in 2011, and $1 million in 2010. As of December 31, 2012, there was $2 million of total unrecognized compensation cost related to unvested stock option grants. The cost is expected to be recognized over a weighted-average period of 1 year.

Other Share-based Plans

The Employee Stock Purchase Plan (ESPP) enables eligible employees to purchase NCR's common stock at a discount to the average of the highest and lowest sale prices on the last trading day of each month. The ESPP discount is 5% of the average market price. Accordingly, this plan is considered non-compensatory. Employees may authorize payroll deductions of up to 10% of eligible compensation for common stock purchases. Employees purchased approximately 0.3 million shares in 2012, 0.3 million shares in 2011, and 0.4 million shares in 2010 for approximately $6 million in 2012, $5 million in 2011, and $5 million in 2010. A total of 4 million shares were originally authorized to be issued under the new ESPP and approximately 1.9 million authorized shares remain unissued as of December 31, 2012.

8. EMPLOYEE BENEFIT PLANS

Pension, Postretirement and Postemployment Plans NCR sponsors defined benefit plans for many of its U.S. and international employees. For salaried employees, the defined benefit plans are based primarily upon compensation and years of service. For certain hourly employees in the U.S., the benefits are based on a fixed dollar amount per years of service. NCR's U.S. pension plans ceased the accrual of additional benefits after December 31, 2006 and are closed to new participants. Certain international plans are also closed to new participants. NCR's funding policy is to contribute annually not less than the minimum required by applicable laws and regulations. Assets of NCR's defined benefit plans are primarily invested in publicly traded common stocks, corporate and government debt securities, real estate investments, and cash or cash equivalents.

NCR recognizes the funded status of each applicable plan on the Consolidated Balance Sheets. Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. Changes to the funded status are recognized as a component of accumulated other comprehensive loss in stockholders' equity.

Prior to September 1998, substantially all U.S. employees who reached retirement age while working for NCR were eligible to participate in a postretirement benefit plan. The plan provides medical care and life insurance benefits to retirees and their eligible dependents. In September 1998, the plan was amended whereby U.S. participants who had not reached a certain age and years of service with NCR were no longer eligible for

such benefits. Non-U.S. employees are typically covered under government-sponsored programs, and NCR generally does not provide postretirement benefits other than pensions to non-U.S. retirees. NCR generally funds these benefits on a pay-as-you-go basis.

NCR offers various postemployment benefits to involuntarily terminated and certain inactive employees after employment but before retirement. These benefits are paid in accordance with NCR's established postemployment benefit practices and policies. Postemployment benefits include mainly severance as well as disability benefits, supplemental unemployment benefits, workers' compensation benefits, and continuation of healthcare benefits and life insurance coverage. NCR provides appropriate accruals for these postemployment benefits. These postemployment benefits are funded on a pay-as-you-go basis.

Amounts to be Recognized

The amounts in accumulated other comprehensive loss that are expected to be recognized as components of net periodic benefit cost (income) during 2013 are as follows:

In millions	U.S. Pension Benefits	International Pension Benefits	Total Pension Benefits	Postretirement Benefits	Postemployment Benefits
Prior service cost (income)	$—	$ 5	$ 5	$(18)	$(6)
Actuarial loss	$ 45	$72	$117	$ 3	$ 9

Pension Plans

Reconciliation of the beginning and ending balances of the benefit obligations for NCR's pension plans are as follows:

In millions	U.S. Pension Benefits		International Pension Benefits		Total Pension Benefits	
	2012	2011	2012	2011	2012	2011
Change in benefit obligation						
Benefit obligation as of January 1	**$4,027**	$3,595	**$2,033**	$1,927	**$6,060**	$5,522
Net service cost	**—**	—	**14**	15	**14**	15
Interest cost	**159**	182	**83**	90	**242**	272
Amendment	**—**	—	**9**	(3)	**9**	(3)
Actuarial loss	**203**	451	**130**	126	**333**	577
Benefits paid	**(687)**	(201)	**(111)**	(121)	**(798)**	(322)
Plan participant contributions	**—**	—	**3**	3	**3**	3
Curtailment	**—**	—	**(1)**	—	**(1)**	—
Settlement	**(240)**	—	**(2)**	—	**(242)**	—
Currency translation adjustments	**—**	—	**91**	(4)	**91**	(4)
Benefit obligation as of December 31	**$3,462**	$4,027	**$2,249**	$2,033	**$5,711**	$6,060
Accumulated benefit obligation as of December 31	**$3,462**	$4,027	**$2,166**	$1,955	**$5,628**	$5,982



A reconciliation of the beginning and ending balances of the fair value of the plan assets of NCR's pension plans are as follows:

In millions	U.S. Pension Benefits 2012	U.S. Pension Benefits 2011	International Pension Benefits 2012	International Pension Benefits 2011	Total Pension Benefits 2012	Total Pension Benefits 2011
Change in plan assets						
Fair value of plan assets as of January 1	**$2,733**	$2,692	**$1,981**	$1,833	**$4,714**	$4,525
Actual return on plan assets	**318**	233	**181**	154	**499**	387
Company contributions	**651**	9	**101**	116	**752**	125
Benefits paid	**(687)**	(201)	**(111)**	(121)	**(798)**	(322)
Settlement	**—**	—	**(2)**	—	**(2)**	—
Currency translation adjustments	**—**	—	**75**	(4)	**75**	(4)
Plan participant contributions	**—**	—	**3**	3	**3**	3
Fair value of plan assets as of December 31	**$3,015**	$2,733	**$2,228**	$1,981	**$5,243**	$4,714

The following table presents the funded status and the reconciliation of the funded status to amounts recognized in the Consolidated Balance Sheets and in accumulated other comprehensive loss as of December 31:

In millions	U.S. Pension Benefits 2012	U.S. Pension Benefits 2011	International Pension Benefits 2012	International Pension Benefits 2011	Total Pension Benefits 2012	Total Pension Benefits 2011
Funded Status	**$(447)**	$(1,294)	**$ (21)**	$ (52)	**$ (468)**	$(1,346)
Amounts recognized in the Consolidated Balance Sheets						
Noncurrent assets	**$—**	$ —	**$ 368**	$ 339	**$ 368**	$ 339
Current liabilities	**(9)**	(8)	**(15)**	(15)	**(24)**	(23)
Noncurrent liabilities	**(438)**	(1,286)	**(374)**	(376)	**(812)**	(1,662)
Net amounts recognized	**$(447)**	$(1,294)	**$ (21)**	$ (52)	**$ (468)**	$(1,346)
Amounts recognized in accumulated other comprehensive loss						
Net actuarial loss	**$ 858**	$ 1,272	**$ 809**	$ 781	**$1,667**	$ 2,053
Prior service cost	**—**	—	**5**	3	**5**	3
Total	**$ 858**	$ 1,272	**$ 814**	$ 784	**$1,672**	$ 2,056

For pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of assets were $4,271 million, $4,243 million, and $3,450 million, respectively, as of December 31, 2012, and $4,831 million, $4,802 million and $3,173 million, respectively, as of December 31, 2011.

The net periodic benefit (income) cost of the pension plans for the years ended December 31 was as follows:

In millions	U.S. Pension Benefits 2012	U.S. Pension Benefits 2011	U.S. Pension Benefits 2010	International Pension Benefits 2012	International Pension Benefits 2011	International Pension Benefits 2010	Total Pension Benefits 2012	Total Pension Benefits 2011	Total Pension Benefits 2010
Net service cost	**$—**	$—	$—	**$ 14**	$ 15	$ 15	**$ 14**	$ 15	$ 15
Interest cost	**159**	182	190	**83**	90	89	**242**	272	279
Expected return on plan assets	**(116)**	(156)	(166)	**(96)**	(110)	(109)	**(212)**	(266)	(275)
Settlement charge	**119**	—	—	**4**	3	8	**123**	3	8
Amortization of:									
Prior service cost	**—**	—	—	**7**	6	—	**7**	6	—
Actuarial loss	**56**	123	119	**62**	69	62	**118**	192	181
Net benefit cost	**$ 218**	$ 149	$ 143	**$ 74**	$ 73	$ 65	**$ 292**	$ 222	$ 208

On September 17, 2012, the Company completed the offering of the 5.00% Notes, the proceeds of which were used to fund a $500 million discretionary contribution to the Company's U.S. qualified pension plan in the third quarter of 2012 and a subsequent $100 million discretionary contribution in the fourth quarter of 2012. In the third quarter of 2012, the Company also offered a voluntary lump sum payment option to certain former employees who were deferred vested participants of the Company's U.S. pension plan who had not yet started monthly payments of their pension benefit. The voluntary lump sum payment offer was completed during the fourth quarter of 2012, which resulted in a reduction in the pension liability of the U.S. qualified pension plan of $240 million and accumulated other comprehensive loss of $359 million and a settlement charge of $119 million.

The weighted average rates and assumptions used to determine benefit obligations as of December 31 were as follows:

	U.S. Pension Benefits		International Pension Benefits		Total Pension Benefits	
	2012	2011	2012	2011	2012	2011
Discount rate	**3.8%**	4.0%	**3.7%**	4.1%	**3.7%**	4.0%
Rate of compensation increase	**N/A**	N/A	**2.5%**	3.0%	**2.5%**	3.0%

The weighted average rates and assumptions used to determine net periodic benefit cost for the years ended December 31 were as follows:

	U.S. Pension Benefits			International Pension Benefits			Total Pension Benefits		
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Discount rate	**4.0%**	5.3%	5.8%	**4.1%**	4.6%	4.9%	**4.0%**	5.0%	5.4%
Expected return on plan assets	**4.8%**	6.8%	7.5%	**4.8%**	5.5%	6.0%	**4.8%**	6.3%	6.9%
Rate of compensation increase	**N/A**	N/A	N/A	**3.0%**	3.5%	3.7%	**3.0%**	3.5%	3.7%

The discount rate used to determine December 31, 2012 U.S. benefit obligations was derived by matching the plans' expected future cash flows to the corresponding yields from the Aon Hewitt AA Bond Universe Curve. This yield curve has been constructed to represent the available yields on high-quality, fixed-income investments across a broad range of future maturities. International discount rates were determined by examining interest rate levels and trends within each country, particularly yields on high-quality, long-term corporate bonds, relative to our future expected cash flows.



NCR employs a building block approach as its primary approach in determining the long-term expected rate of return assumptions for plan assets. Historical market returns are studied and long-term relationships between equities and fixed income are preserved consistent with the widely accepted capital market principle that assets with higher volatilities generate higher returns over the long run. Current market factors, such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The expected long-term portfolio return is established for each plan via a building block approach with proper rebalancing consideration. The result is then adjusted to reflect additional expected return from active management net of plan expenses. Historical plan returns, the expectations of other capital market participants, and peer data are all used to review and assess the results for reasonableness and appropriateness.

The expected return on plan assets component of pension expense for our U.S. pension plan was determined using the expected rate of return and a calculated value of assets, referred to as the "market-related value." The market-related value for this plan was $2,735 million and $2,496 million as of December 31, 2012 and 2011, respectively, which is less than the fair value of plan assets by $278 million and $234 million, respectively. Differences between the assumed and actual returns are amortized to the market-related value on a straight-line basis over a 5-year period. Differences in excess of 10% of the market value are recognized immediately. Similar approaches are employed in determining expense for NCR's international plans.

Gains and losses have resulted from changes in actuarial assumptions and from differences between assumed and actual experience, including, among other items, changes in discount rates and differences between

actual and assumed asset returns. These gains and losses (except those differences being amortized to the market-related value) are only amortized to the extent that they exceed 10% of the higher of the market-related value or the projected benefit obligation of each respective plan. As a result, for the U.S. pension plan, unrecognized net losses of $334 million are not expected to be amortized during fiscal 2013. The remaining unrecognized net losses in excess of the corridor are $758 million.

In 2012, this loss was amortized over the expected remaining lifetime of plan participants because almost all of the participants are inactive. This is a change from prior years in which losses were amortized over the expected service period of active plan participants. In 2012, our largest UK plan also began amortizing losses over the expected remaining lifetime of plan participants. For NCR's other U.S. and international plans where all or almost all of the plan participants are inactive, the gains or losses will also be amortized over the expected remaining lifetime of the participants.

Plan Assets The weighted average asset allocations as of December 31, 2012 and 2011 by asset category are as follows:

	U.S. Pension Fund			International Pension Fund		
	Actual Allocation of Plan Assets as of December 31		Target Asset Allocation	Actual Allocation of Plan Assets as of December 31		Target Asset Allocation
	2012	2011		2012	2011	
Equity securities	—	18%	0-2%	**24%**	24%	24-31%
Debt securities	**97%**	80%	96-100%	**65%**	65%	61-68%
Real estate	**1%**	2%	0-2%	**6%**	6%	3-5%
Other	**2%**	—	0-2%	**5%**	5%	3-6%
Total	**100%**	100%		**100%**	100%	

The fair value of plan assets as of December 31, 2012 and 2011 by asset category is as follows:

In millions	Notes	U.S.				International			
		Fair Value as of December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value as of December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets									
Equity securities:									
Common stock	1	$ 2	$ 1	$ —	$ 1	$ 170	$170	$ —	$—
Fixed income securities:									
Government securities	2	228	—	228	—	114	—	114	—
Corporate debt	3	1,214	—	1,214	—	199	—	199	—
Other types of investments:									
Money market funds	4	33	—	33	—	46	—	46	—
Common and commingled trusts—Equities	4	—	—	—	—	246	105	141	—
Common and commingled trusts—Bonds	4	1,191	—	1,191	—	907	—	907	—
Common and commingled trusts—Short Term Investments	4	49	—	49	—	—	—	—	—
Common and commingled trusts—Balanced	4	1	—	1	—	36	—	36	—
Partnership/joint venture interests—Real estate	5	40	—	—	40	—	—	—	—
Partnership/joint venture interests—Other	5	22	—	—	22	62	—	—	62
Mutual funds	4	206	206	—	—	261	261	—	—
Insurance products	4	28	—	28	—	56	—	56	—
Real estate and other	5	1	—	1	—	131	—	—	131
Total		$3,015	$207	$2,745	$ 63	$2,228	$536	$1,499	$193



In millions	Notes	U.S. Fair Value as of December 31, 2011	U.S. Quoted Prices in Active Markets for Identical Assets (Level 1)	U.S. Significant Other Observable Inputs (Level 2)	U.S. Significant Unobservable Inputs (Level 3)	International Fair Value as of December 31, 2011	International Quoted Prices in Active Markets for Identical Assets (Level 1)	International Significant Other Observable Inputs (Level 2)	International Significant Unobservable Inputs (Level 3)
Assets									
Equity securities:									
Preferred stock	1	$ —	$—	$ —	$—	$ 1	$ 1	$ —	$—
Common stock	1	201	200	—	1	259	259	—	—
Fixed income securities:									
Government securities	2	225	—	225	—	163	—	163	—
Corporate debt	3	781	—	781	—	88	—	88	—
Other types of investments:									
Money market funds	4	32	—	32	—	40	—	40	—
Common and commingled trusts—Equities	4	209	—	209	—	123	—	123	—
Common and commingled trusts—Bonds	4	964	—	964	—	968	—	968	—
Common and commingled trusts—Short Term Investments	4	20	—	20	—	—	—	—	—
Common and commingled trusts—Balanced	4	1	—	1	—	31	—	31	—
Partnership/joint venture interests—Real estate	5	42	—	—	42	—	—	—	—
Partnership/joint venture interests—Other	5	53	—	—	53	55	—	—	55
Mutual funds	4	200	200	—	—	60	60	—	—
Insurance products	4	1	—	1	—	54	—	54	—
Real estate and other	5	4	4	—	—	139	7	—	132
Total		$2,733	$404	$2,233	$ 96	$1,981	$327	$1,467	$187

Notes:

1. Common and preferred stocks are valued based on quoted market prices at the closing price as reported on the active market on which the individual securities are traded.
2. Government securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the security is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields on similar instruments but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks.
3. Corporate debt is valued primarily based on observable market quotations for similar bonds at the closing price reported on the active market on which the individual securities are traded. When such quoted prices are not available, the bonds are valued using a discounted cash flows approach using current yields on similar instruments of issuers with similar credit ratings.
4. Common/collective trusts and registered investment companies (RICs) such as mutual funds are valued using a Net Asset Value (NAV) provided by the manager of each fund. The NAV is based on the underlying net assets owned by the fund, divided by the number of shares or units outstanding. The fair value of the underlying securities within the fund, which are generally traded on an active market, are valued at the closing price reported on the active market on which those individual securities are traded. For investments not traded on an active market, or for which a quoted price is not publicly available, a variety of

unobservable valuation methodologies, including discounted cash flow, market multiple and cost valuation approaches, are employed by the fund manager to value investments. This valuation approach is often used in valuing insurance products with underlying investments in mutual funds, commingled funds and pooled separate accounts.

5. Partnership/joint ventures and hedge funds are valued based on the fair value of the underlying securities within the fund, which include investments both traded on an active market and not traded on an active market. For those investments that are traded on an active market, the values are based on the closing price reported on the active market on which those individual securities are traded and in the case of hedge funds they are valued using a Net Asset Value (NAV) provided by the manager of each fund. For investments not traded on an active market, or for which a quoted price is not publicly available, a variety of unobservable valuation methodologies, including discounted cash flow, market multiples and cost valuation approaches, are employed by the fund manager to value investments.

The following table presents the reconciliation of the beginning and ending balances of those plan assets classified within Level 3 of the valuation hierarchy. When the determination is made to classify the plan assets within Level 3, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement.

In millions	U.S. Pension Plans	International Pension Plans
Balance, December 31, 2010	$109	$174
Realized and unrealized gains and losses, net	1	2
Purchases, sales and settlements, net	(15)	11
Transfers, net	1	—
Balance, December 31, 2011	$ 96	$187
Realized and unrealized gains and losses, net	4	17
Purchases, sales and settlements, net	(37)	(11)
Transfers, net	—	—
Balance, December 31, 2012	$ 63	$193



Investment Strategy NCR has historically employed a total return investment approach, whereby a mix of fixed-income, equities and real estate investments are used to maximize the long-term return of plan assets subject to a prudent level of risk. The risk tolerance is established for each plan through a careful consideration of plan liabilities, plan funded status and corporate financial condition. During the first quarter of 2010, the Company completed a comprehensive analysis of its capital allocation strategy, with specific focus on its approach to pension management. As a result of this analysis, the Company implemented a plan to reduce future volatility in the value of assets held by the U.S. pension plan by rebalancing the asset allocation to a portfolio of entirely fixed income assets by the end of 2012. At the end of 2012, the Company had reallocated approximately 100% of pension assets to fixed income assets compared to 80% at the end of 2011. Similar investment strategy changes are under consideration or being implemented in a number of NCR's international plans.

The investment portfolios contain a diversified blend of fixed-income and equity investments. Furthermore, fixed-income assets are also diversified across U.S. and non-U.S. issuers, type of fixed-income security (i.e., government bonds, corporate bonds, mortgage-backed securities) and credit quality. Equity investments are diversified across U.S. and non-U.S. stocks, small and large capitalization stocks, and growth and value stocks. Where applicable, real estate investments are made through real estate securities, partnership interests or direct investment and are diversified by property type and location. Other assets, such as cash or private equity are used judiciously to improve portfolio diversification and enhance risk-adjusted portfolio returns. Derivatives may be used to adjust market exposures in an efficient and timely manner. Due to the timing of security purchases and sales, cash held by fund managers is classified in the same asset category as the related investment. Rebalancing algorithms are applied to keep the asset mix of the plans from deviating excessively from their targets. Investment risk is measured and monitored on an ongoing basis through regular performance reporting, investment manager reviews, actuarial liability measurements and periodic investment strategy reviews.

Postretirement Plans

Reconciliation of the beginning and ending balances of the benefit obligation for NCR's U.S. postretirement plan is as follows:

In millions	Postretirement Benefits	
	2012	2011
Change in benefit obligation		
Benefit obligation as of January 1	**$ 44**	$ 55
Gross service cost	**—**	—
Interest cost	**1**	2
Amendment	**(4)**	—
Actuarial loss (gain)	**(1)**	(6)
Plan participant contributions	**3**	4
Benefits paid	**(8)**	(11)
Benefit obligation as of December 31	**$ 35**	$ 44

The following table presents the funded status and the reconciliation of the funded status to amounts recognized in the Consolidated Balance Sheets and in accumulated other comprehensive loss as of December 31:

In millions	Postretirement Benefits	
	2012	2011
Benefit obligation	**$(35)**	$ (44)
Amounts recognized in the Consolidated Balance Sheets		
Current liabilities	**$ (5)**	$ (8)
Noncurrent liabilities	**(30)**	(36)
Net amounts recognized	**$(35)**	$ (44)
Amounts recognized in accumulated other comprehensive loss		
Net actuarial loss	**$ 29**	$ 33
Prior service benefit	**(88)**	(102)
Total	**$(59)**	$ (69)

The net periodic benefit (income) cost of the postretirement plan for the years ended December 31 was:

In millions	Postretirement Benefits		
	2012	2011	2010
Interest cost	**$ 1**	$ 2	$ 5
Net service cost	**—**	—	—
Amortization of:			
Prior service benefit	**(18)**	(18)	(13)
Actuarial loss	**3**	3	4
Net periodic benefit (income) cost	**$ (14)**	$ (13)	$ (4)

The assumptions utilized in accounting for postretirement benefit obligations as of December 31 and for postretirement benefit income for the years ended December 31 were:

	Postretirement Benefit Obligations		Postretirement Benefit Costs		
	2012	2011	2012	2011	2010
Discount rate	**2.6%**	3.3%	**3.3%**	4.3%	5.0%

Assumed healthcare cost trend rates as of December 31 were:

	2012		2011	
	Pre-65 Coverage	Post-65 Coverage	Pre-65 Coverage	Post-65 Coverage
Healthcare cost trend rate assumed for next year	**8.0%**	**6.5%**	9.0%	7.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.0%**	**5.0%**	5.0%	5.0%
Year that the rate reaches the ultimate rate	**2018**	**2018**	2018	2018

In addition, a one percentage point change in assumed healthcare cost trend rates would have the following effects on the postretirement benefit income and obligation:

In millions	1% Increase	1% Decrease
Service cost and interest cost for the year ended December 31, 2012	$—	$—
Postretirement benefit obligation as of December 31, 2012	$ 1	$ (1)

Postemployment Benefits

Reconciliation of the beginning and ending balances of the benefit obligation for NCR's postemployment plan was:

	Postemployment Benefits	
In millions	2012	2011
Change in benefit obligation		
Benefit obligation as of January 1	**$264**	$313
Restructuring program cost	**(1)**	6
Service cost	**24**	25
Interest cost	**9**	10
Amendments	**(3)**	(41)
Benefits paid	**(37)**	(31)
Foreign currency exchange	**1**	2
Actuarial (gain) loss	**1**	(20)
Benefit obligation as of December 31	**$258**	$264

During the fourth quarter of 2011, the Company approved changes in the benefits provided under its severance plan in Japan. With these changes, the plan's participants will receive a reduced benefit. This change reduced the Company's postemployment plan liability and accumulated other comprehensive loss by $44 million.



The following tables present the funded status and the reconciliation of the unfunded status to amounts recognized in the Consolidated Balance Sheets and in accumulated other comprehensive loss at December 31:

In millions	Postemployment Benefits	
	2012	**2011**
Benefit obligation	**$(258)**	$(264)
Amounts recognized in the Consolidated Balance Sheets		
Current liabilities	**$ (42)**	$ (44)
Noncurrent liabilities	**(216)**	(220)
Net amounts recognized	**$(258)**	$(264)
Amounts recognized in accumulated other comprehensive loss		
Net actuarial loss	**$ 87**	$ 97
Prior service benefit	**(36)**	(40)
Total	**$ 51**	$ 57

The net periodic benefit cost of the postemployment plan for the years ended December 31 was:

In millions	Postemployment Benefits		
	2012	**2011**	**2010**
Service cost	**$24**	$25	$22
Interest cost	**9**	10	11
Amortization of:			
Prior service benefit	**(6)**	(9)	(1)
Actuarial loss	**11**	14	12
Net benefit cost	**$38**	$40	$44
Restructuring severance cost	**(1)**	6	(1)
Net periodic benefit cost	**$37**	$46	$43

During the third quarter of 2011, NCR recorded approximately $6 million of severance costs related to the acquisition of Radiant.

During the second quarter of 2011, NCR announced a change in the long term disability benefits provided to former employees, effective July 1, 2011. This action reduced the actuarial liability associated with this benefit by approximately $6 million in the second quarter of 2011.

The weighted average assumptions utilized in accounting for postemployment benefit obligations as of December 31 and for postemployment benefit costs for the years ended December 31 were:

	Postemployment Benefit Obligations		Postemployment Benefit Costs		
	2012	**2011**	**2012**	**2011**	**2010**
Discount rate	**2.9%**	3.5%	**3.5%**	3.9%	4.3%
Salary increase rate	**2.6%**	3.2%	**3.2%**	3.4%	3.6%
Involuntary turnover rate	**5.5%**	5.5%	**5.5%**	5.5%	5.0%

The below table presents each relevant component of other comprehensive income related to NCR's benefit plans as of December 31, 2012, including the tax effects of each component:

In millions	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount
Prior service cost during year	$ (2)	$ (2)	$ (4)
Amortization of prior service benefit	(17)	8	(9)
Net gain arising during year	91	(82)	9
Actuarial loss included in benefits expense	255	(72)	183
Total benefit plans	$327	$(148)	$179

Cash Flows Related to Employee Benefit Plans

Cash Contributions NCR does not plan to contribute to the U.S. qualified pension plan in 2013, and plans to contribute approximately $125 million to the international pension plans and $10 million to the executive pension plan in 2013. The Company also plans to make contributions of $5 million to the U.S. postretirement plan and $42 million to the postemployment plan in 2013.

Estimated Future Benefit Payments NCR expects to make the following benefit payments reflecting past and future service from its pension, postretirement and postemployment plans:

In millions	U.S. Pension Benefits	International Pension Benefits	Total Pension Benefits	Postretirement Benefits	Postemployment Benefits
Year					
2013	$ 223	$102	$ 325	$ 5	$ 42
2014	$ 221	$101	$ 322	$ 5	$ 39
2015	$ 220	$100	$ 320	$ 4	$ 37
2016	$ 218	$104	$ 322	$ 3	$ 36
2017	$ 217	$102	$ 319	$ 3	$ 34
2018—2022	$1,071	$528	$1,599	$10	$144

Savings Plans U.S. employees and many international employees participate in defined contribution savings plans. These plans generally provide either a specified percent of pay or a matching contribution on participating employees' voluntary elections. NCR's matching contributions typically are subject to a maximum percentage or level of compensation. Employee contributions can be made pre-tax, after-tax or a combination thereof. The expense under the U.S. plan was approximately $10 million in 2012, $8 million in 2011, and $8 million in 2010. The expense under international and subsidiary savings plans was $17 million in 2012, $16 million in 2011, and $14 million in 2010.



9. COMMITMENTS AND CONTINGENCIES

In the normal course of business, NCR is subject to various proceedings, lawsuits, claims and other matters, including, for example, those that relate to the environment and health and safety, employee benefits, import/export compliance, intellectual property, data privacy and security, product liability, commercial disputes and regulatory compliance, among others. Additionally, NCR is subject to diverse and complex laws and regulations, including those relating to corporate governance, public disclosure and reporting, environmental safety and the discharge of materials into the environment, product safety, import and export compliance, data privacy and security, antitrust and competition, government contracting, anti-corruption, and labor and human resources, which are rapidly changing and subject to many possible changes in the future. Compliance with these laws and regulations, including changes in accounting standards, taxation requirements, and federal securities laws among others, may create a substantial burden on, and substantially increase costs to NCR or could have an impact on NCR's future operating results. NCR believes the amounts provided in its Consolidated Financial Statements, as prescribed by GAAP, are currently adequate in light of the probable and estimable liabilities with respect to such matters, but there can be no assurances that the amounts required to satisfy alleged liabilities from such matters

will not impact future operating results. Other than as stated below, the Company does not currently expect to incur material capital expenditures related to such matters. However, there can be no assurances that the actual amounts required to satisfy alleged liabilities from various lawsuits, claims, legal proceedings and other matters, including, but not limited to the Fox River and Kalamazoo River environmental matters and other matters discussed below, and to comply with applicable laws and regulations, will not exceed the amounts reflected in NCR's Consolidated Financial Statements or will not have a material adverse effect on its consolidated results of operations, capital expenditures, competitive position, financial condition or cash flows. Any costs that may be incurred in excess of those amounts provided as of December 31, 2012 cannot currently be reasonably determined, or are not currently considered probable.

In 2012, NCR received anonymous allegations from a purported whistleblower regarding certain aspects of the Company's business practices in China, the Middle East and Africa. The principal allegations related to the Company's compliance with the Foreign Corrupt Practices Act (FCPA) and federal regulations that prohibit U.S. persons from engaging in certain activities in Syria. NCR promptly retained experienced outside counsel and began an internal investigation of those allegations that was completed in 2013. See Note 16, "Subsequent Events." On August 31, 2012, the Board of Directors received a demand letter from an individual shareholder demanding that the Board investigate and take action in connection with certain of the whistleblower allegations. The Board formed a Special Committee to investigate those matters, and that Special Committee also separately retained experienced outside counsel and completed an investigation in 2013. See Note 16, "Subsequent Events."

With respect to Syria, in 2012 NCR voluntarily notified the U.S. Treasury Department, Office of Foreign Assets Control (OFAC) of potential violations and ceased operations in Syria, which were commercially insignificant. The notification related to confusion stemming from the Company's failure to register in Syria the transfer of the Company's Syrian branch to a foreign subsidiary and to deregister the Company's legacy Syrian branch, which was a branch of NCR Corporation.

With respect to the FCPA, the Company made a presentation to the staff of the Securities and Exchange Commission (SEC) and the U.S. Department of Justice (DOJ) providing the facts known to the Company related to the whistleblower's FCPA allegations, and advising the government that many of these allegations were unsubstantiated. The Company is responding to a subpoena of the SEC and requests of the DOJ for documents and information related to the FCPA, including matters related to the whistleblower's FCPA allegations.

The Company is fully cooperating with the authorities with respect to all of these matters. There can be no assurance that the Company will not be subject to fines or other remedial measures as a result of OFAC's, the SEC's or the DOJ's investigations.

The United States Department of Justice conducted an investigation regarding the propriety of the Company's former Teradata Data Warehousing business's arrangements and understandings with others in connection with certain federal contracts. In connection with the spin-off of Teradata on September 30, 2007, the responsibility for this matter, together with the related reserve, was distributed to Teradata Corporation. The claims in this matter were settled in December 2012. Teradata Corporation is obligated to pay the amount of the settlement.

A separate portion of the government's investigation related to the adequacy of pricing disclosures made to the government in connection with negotiation of the Company's General Services Administration Federal Supply Schedule and to whether certain subsequent price reductions were properly passed on to the government. In connection with the settlement described in the preceding paragraph, the government is no longer pursuing this investigation.

In relation to a patent infringement case filed by a company known as Automated Transactions, Limited (ATL) the Company agreed to defend and indemnify its customers, 7-Eleven and Cardtronics. On behalf of those customers, the Company won summary judgment in the case in March 2011. ATL's appeal of that ruling was decided in favor of 7-Eleven and Cardtronics in 2012, and ATL's motion for reconsideration of that decision was

denied in the third quarter of 2012. (There are further proceedings to occur in the trial court on the indemnified companies' counterclaims against ATL, such that the case is not fully resolved, although ATL's claims of infringement have now been fully adjudicated.) ATL contends that Vcom terminals sold by the Company to 7-Eleven (Cardtronics ultimately purchased the business from 7-Eleven) infringed certain ATL patents that purport to relate to the combination of an ATM with an Internet kiosk, in which a retail transaction can be realized over an Internet connection provided by the kiosk. Independent of the litigation, the U.S. Patent and Trademark Office (USPTO) rejected the parent patent as invalid in view of certain prior art, although related continuation patents were not reexamined by the USPTO. ATL filed a second suit against the same companies with respect to a broader range of ATMs, based on the same patents plus a more recently issued patent; that suit has been consolidated with the first case. See Note 16, "Subsequent Events," for additional information regarding this matter.

Environmental Matters NCR's facilities and operations are subject to a wide range of environmental protection laws, and NCR has investigatory and remedial activities underway at a number of facilities that it currently owns or operates, or formerly owned or operated, to comply, or to determine compliance, with such laws. Also, NCR has been identified, either by a government agency or by a private party seeking contribution to site clean-up costs, as a potentially responsible party (PRP) at a number of sites pursuant to various state and federal laws, including the Federal Water Pollution Control Act, the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and comparable state statutes. Other than the Fox River matter and the litigation expenses in the Kalamazoo River matter detailed below, we currently do not anticipate material expenses and liabilities from these environmental matters.



NCR is one of eight entities that were formally notified by governmental and other entities (such as local Native American tribes) that they are PRPs for environmental claims under CERCLA and other statutes arising out of the presence of polychlorinated biphenyls (PCBs) in sediments in the lower Fox River and in the Bay of Green Bay in Wisconsin. NCR was identified as a PRP because of alleged PCB discharges from two carbonless copy paper manufacturing facilities it previously owned, which were located along the Fox River. Some parties contend that NCR is also responsible for PCB discharges from paper mills owned by other companies because NCR carbonless copy paper "broke" was allegedly purchased by those mills as a raw material for their paper making processes. NCR sold its facilities in 1978 to Appleton Papers Inc. (API), which was also identified as a PRP. The other Fox River PRPs that received notices are P.H. Glatfelter Company, Georgia-Pacific Consumer Products LP (GP, successor to Fort James Operating Company), WTM I Co. (formerly Wisconsin Tissue Mills, now owned by Canal Corporation, formerly known as Chesapeake Corporation), CBC Corporation (formerly Riverside Paper Corporation), U.S. Paper Mills Corp. (owned by Sonoco Products Company), and Menasha Corporation.

In the October 2010 Government enforcement action discussed below, the federal and state governments assert certain claims against the eight parties referenced above as well as four other entities. These claims, filed under CERCLA and other statutes, relate to the presence of PCBs at the Fox River site, and as a result the four newly named parties are also properly viewed as PRPs with respect to the site. Those entities are NewPage Wisconsin Systems, Inc., Neenah-Menasha Sewerage Commission, Kimberly-Clark Corporation, and the City of Appleton, Wisconsin.

During the past several years, the United States Environmental Protection Agency (USEPA) and Wisconsin Department of Natural Resources (WDNR) (together, the Governments) assessed and developed clean-up plans for the upper and lower parts of the Fox River and for portions of the Bay of Green Bay, contained in various Records of Decisions (RODs) issued in January 2003, July 2003 and June 2007 (the last is referred to as the Amended ROD). In general, the clean-up plan or remedy calls for a combination of dredging and capping to remediate the sediments in the river, and for monitored natural attenuation in the Bay of Green Bay. Since 2004, the Company has been involved in certain aspects of the clean-up project, including performance, with GP, of engineering design work for the clean-up under an Administrative Order on Consent (AOC) entered into with the Governments. In addition, the Company, with U.S. Paper Mills, performed specific remedial action involving an area of elevated PCB incidence downriver of the De Pere Dam (Phase 1 work), pursuant to a consent decree with the Governments that was approved in November 2006.

On November 13, 2007, the Governments issued a unilateral administrative order (the 2007 Order) under Section 106 of CERCLA to all eight of the original PRPs identified above. The 2007 Order required these PRPs to implement the remedial work in the lower river in accordance with the requirements of the Amended ROD. NCR and, until April 2012, API has worked with the Governments to implement certain provisions of the 2007 Order. In-water work began on schedule in April 2009, following construction of a facility to house the remediation operations in Green Bay, Wisconsin.

In April 2009, the NCR Board of Directors approved the terms of a contract with Tetra Tech, an environmental remediation contractor, to perform the remediation work at the Fox River consistent with the requirements of the Amended ROD. Also in April 2009, the Board of Directors approved the formation of a limited liability company (LLC), which NCR and API formed on April 27, 2009. The LLC entered into a remediation contract with Tetra Tech on April 27, 2009, and in-water dredging and remediation by Tetra Tech commenced thereafter. The Company has funded the LLC's operations on a regular basis tied to the remediation schedule, consistent with the Company's Fox River reserve, discussed below. The Tetra Tech contract also requires that the LLC members provide promissory notes to provide Tetra Tech financial assurance against the prospect that the LLC will terminate the contract before completion of the remediation for reasons other than "cause." The current maximum obligation under the Company's note, originally $20 million, is now approximately $15 million; the amount will vary based on a formula tied to conditions set forth in the contract, and generally is expected to decrease over time.

NCR and API, along with B.A.T Industries p.l.c., share a portion of the cost of the Fox River clean-up and natural resource damages based upon an agreement and an arbitration award, which was subsequently confirmed as a judgment, both arising out of the previously referenced 1978 sale of certain facilities located on the Fox River. The agreement and award result in a 45% share for NCR of the first $75 million of such costs (a threshold that was reached in 2008) and a 40% share for amounts in excess of $75 million. The balance is shared jointly and severally by API and B.A.T Industries p.l.c.

In 2008, NCR and API filed a lawsuit in federal court in Green Bay, Wisconsin, seeking a judicial ruling determining the allocable responsibility of several PRPs for the cost of performing the remedial work at the Fox River (the "allocation litigation"). A number of counterclaims seeking contribution under CERCLA and under various state law theories were filed against NCR and API. On September 23, 2008, the court issued a Case Management Decision and Scheduling Order setting a "Phase I trial" limited to the questions of (i) when each party knew or should have known that recycling NCR-brand carbonless copy paper would result in the discharge of PCBs to a waterbody, thereby risking environmental damage; and (ii) what, if any, actions each party took upon acquiring such knowledge to avoid the risk of further PCB contamination. The court's order also limited initial discovery proceedings to the same questions.

On December 16, 2009, the court issued a ruling canceling the Phase I trial and granting motions for summary judgment filed by certain of the defendants with respect to NCR's and API's claims. The court held that NCR and API could not recover from these defendants any costs that NCR and API have incurred in the Fox River cleanup (the ruling does not affect the Governments' potential claims against such parties). In a further ruling dated February 28, 2011, the court granted partial summary judgment to the defendants on certain of their contribution counterclaims against NCR and API, with respect to certain Fox River response costs incurred by them. The Company intends to appeal both rulings to the United States Court of Appeals for the Seventh Circuit, after the remaining claims in the litigation are resolved. A trial in that case took place in February 2012 to address the primary remaining issues in the case, including whether the Company has so-called "arranger" liability in the portion of the Fox River that is upriver of the area where the Company's former facilities were located, the amount of certain insurance setoffs to be applied to the counterclaims, and the amount of recoverable counterclaim damages. The trial was to the judge, without a jury.

On July 3, 2012, the Wisconsin federal court issued its ruling on the issues that were the subject of the February 2012 trial. The court ruled in NCR's favor on the issue of "arranger" liability as applied to Operable Unit 1 of the Fox River, and held, among other things, that the Company's predecessor companies at the Fox River did not, in the sale of carbonless copy paper "broke," intend to arrange for the disposal of hazardous

substances. The court issued other rulings regarding insurance offsets and certain aspects of counterclaim damages. The ruling required no additions to the Company's Fox River reserve. Additional issues were resolved by further court orders later in 2012 and, as of December 31, 2012, the last remaining issue to be decided by the court in this case was an insurance offset applicable to one party. When a final judgment is entered, the Company will pursue an appeal to the United States Court of Appeals for the Seventh Circuit with respect to certain of the court's orders, including the orders of December 2009 and February 2011.

On October 14, 2010, the Governments filed a lawsuit (the "Government enforcement action") in federal court in Wisconsin against twelve parties, including the companies named in the 2007 Order mandating the cleanup (i.e., the eight original PRPs), and NewPage Wisconsin Systems, Inc., Neenah-Menasha Sewerage Commission, Kimberly-Clark Corporation, and the City of Appleton, Wisconsin (the four additional PRPs), with respect to the presence of PCBs at the Fox River. The Government enforcement action seeks payment of the Governments' unreimbursed response costs in connection with the Fox River matter as well as compensation for natural resource damages. The Governments also request a judicial declaration that the eight 2007 Order recipients are required to comply with its provisions. With respect to NCR, there are no claims asserted against the Company in the Government enforcement action that were not previously contemplated in the Company's Fox River reserve, as discussed herein. A trial of the first phase of the Government enforcement action took place in December 2012 to address the Governments' request for a declaratory judgment that all recipients of the 2007 Order must comply with its terms (other than the terms relating to reimbursement of Government response costs, which will be deferred to a subsequent phase). The case was tried to the court, without a jury; a decision is expected in the first half of 2013.

On April 10, 2012, the court granted an API motion for reconsideration in connection with its motion for summary judgment in the Government enforcement action, and ruled that API did not have direct liability to the Governments under CERCLA, without disturbing API's continuing obligation to pay under the above-referenced agreement, arbitration award and judgment. Accordingly, the court dismissed the Governments' claims against API. API sought to withdraw from the LLC as a result of this decision. API and the Company disagree whether the court's decision allows API to withdraw from the LLC. As a result of the court's decision, and API's unilateral withdrawal from the LLC, the Company funded the full cost of the 2012 remediation activity that had been ordered by the court and sought payment from API under the referenced agreement, arbitration award and judgment. The total of the payment demands made by NCR of API in 2012 and outstanding as of December 31, 2012 is approximately $40 million; the Company expects to make further demands of API as future obligations become due. The court has observed that "the arbitration award set in stone the 60% figure" (referring to API's 60% payment obligation discussed herein), but has stated that the amount to which the 60% obligation applies "must be determined through agreement of the parties or some other means." As a result, the Company and API are engaged in formal dispute resolution procedures under the 1998 agreement referenced above. In connection with the dispute, the Company notes that in public filings in November 2012, API stated that the Wisconsin federal court's rulings "do not affect Appleton's rights or obligations to share defense and liability costs with NCR in accordance with the terms of a 1998 agreement and a 2005 arbitration determination . . ." Appleton also reports in the same filing that "[t]he current carrying amount of Appleton's liability under the [a]rbitration is $40.8 million which represents Appleton's best estimate of amounts to be paid during 2012." The Company believes that the court's decision dismissing the Governments' claims against API has no effect on API's independent contractual and judgment-based obligations to NCR with respect to the Fox River.



In the quarter ended December 31, 2010, the Governments publicly announced proposed monetary settlements of Fox River—related claims with four entities: GP, Brown County (Wisconsin), the City of Green Bay, and the United States itself (with respect to potential liabilities asserted against the Army Corps of Engineers for certain dredging and disposal activities, and against other federal agencies for certain carbonless copy paper recycling activities). All of those entities are defendants in the allocation litigation case described above. The GP settlement, which has received court approval, releases GP from liability for, and provides contribution protection for claims relating to government oversight costs and certain claims relating to clean-up actions upriver of GP's facilities (it does not affect claims for clean-up actions in that portion of the river near those facilities). The settlement with Brown County, the City of Green Bay and the United States, if approved, would release those entities and provide contribution protection for all claims relating to the Fox River site.

The extent of NCR's potential liability remains subject to many uncertainties. NCR's eventual remediation liability which is expected to be paid out over a period extending through approximately 2017, followed by long-term monitoring for several decades will depend on a number of factors. In general, the most significant factors include: (1) the total clean-up costs for the remaining segments of the river; (2) the total natural resource damages for the site; (3) the share NCR (and, whether directly or indirectly, API) will bear of future clean-up costs and natural resource damages; (4) the share of NCR's payments for such clean-up costs and natural resource damages that API or B.A.T Industries p.l.c., will bear; and (5) NCR's transaction and litigation costs to defend itself in this matter, including participation in the allocation litigation and the Government enforcement actions. In establishing the reserve, NCR attempts to estimate a range of reasonably possible outcomes for each of these factors, although each range is itself highly uncertain. NCR uses its best estimate within the range, if that is possible. Where there is a range of equally possible outcomes, and there is no amount within that range that is considered to be a better estimate than any other amount, NCR uses the low end of the range. These factors are discussed below.

For the first factor described above, NCR utilizes a best estimate of $827 million as the total of the clean-up costs for the segments of the river. The estimated total cost amount of $827 million includes estimates for the Operable Unit (OU) 1 through OU 5 work, including the remaining amount of work to be performed under the April 2009 Tetra Tech remediation contract, the Phase 1 work and the remedial design work. It adds to these estimates a 5% contingency for probable cost overruns based on historical experience; an estimate for the Governments' future oversight costs; an amount for the Governments' past oversight costs; an estimate for long-term monitoring extending over several decades; an estimate for value engineering savings (potential projects intended to reduce the cost of the remediation) and the Company's share of estimated natural resource damages. There can be no assurances that this estimated total cost amount will not be significantly higher as remediation work progresses.

Second, for total natural resource damages (NRD), NCR uses a best estimate of $76 million. NCR believes the range of reasonably possible outcomes for NRD, if it were to be litigated, is between zero and $246 million. The federal government indicated, in a 2009 filing in a PRP's bankruptcy proceeding, that claims for NRD could be as high as $382 million. The Government enforcement action filed in October 2010 does not set forth a particular amount for the NRD claim.

Third, for the NCR share of NRD, which is discussed above, NCR uses a best estimate. In a ruling dated September 30, 2011, the Wisconsin federal court ruled that the defendants in the allocation litigation could seek recovery against NCR and API for overpayments of NRD. Whether the federal government is entitled to NRD recovery on behalf of NRD trustees is an issue that is not expected to be determined before 2013 or 2014, when that phase of the Government enforcement action is reached.

The NCR share of remaining clean-up costs is expected to be determined in the allocation litigation (including appeals) or possibly in or as a result of the Government enforcement action filed in October 2010. In light of the Wisconsin federal court's December 16, 2009, February 28, 2011, April 10, 2012, and July 3, 2012 rulings described above, NCR's reserve at December 31, 2012 assumed that NCR (subject to the obligations of its co-obligors and indemnitors discussed below) will be responsible for the full extent of the cleanup activities in OUs 2 through 5, which the Company considers a best estimate, and for the counterclaim damages determined in the February 2012 trial.

The Company will seek to overturn the trial court's prior summary judgment rulings on appeal and believes that the NCR allocable share of total site costs is less than 100%, based on equitable factors, principles of divisibility as developed under applicable law, and/or an apportionment of the claimed harm. Until such time, if any, that such a result is achieved, the Company assumes in its reserve that NCR (and indirectly, API) will pay for the full extent of the remaining cleanup. NCR's reserve does not at present assume any payments or reduction of exposure based either on the forthcoming appeal or on Government enforcement against the other 2007 Order recipients or defendants.

Fourth, for the payment by API of its share of payments made by NCR, as discussed above relative percentage shares were established by a 1998 agreement between NCR and API and by a subsequent award in a 2005 allocation arbitration, which was subsequently confirmed as a judgment. (The 1998 agreement and the 2005 arbitration award resolved disputes that arose out of certain agreements entered into in connection with the Company's 1978 sale of the facilities on the Fox River to API.) As a result of unrelated transactions, API is itself indemnified by Windward Prospects Limited, which has funded and managed most of API's liability to date. NCR's analysis of this factor assumes that API is financially viable and pays its percentage share. As noted above, in April 2012 the court ruled that API has no direct CERCLA liability to the Governments. The Company believes that the court's ruling on this point has no effect on API's contractual and judgment-based obligations to contribute to NCR's funding for the remediation, nor on the Company's Fox River reserve. API's obligation to NCR is shared on a joint and several basis by a third party, B.A.T Industries p.l.c., which, by virtue of various prior corporate transactions and other agreements not specifically directed to the Fox River matter, is a co-party to the same 1998 agreement and the subsequent arbitration award to which API is a party. This analysis also assumes that B.A.T Industries p.l.c. would be financially viable and willing to pay the joint and several obligation if API does not.

Finally, NCR estimated the transaction costs it is likely to incur to defend this matter through approximately 2017, the time period NCR's engineering consultants believe it will take to implement the remedy for the river. This estimate is based on an analysis of NCR's costs since this matter first arose in 1995 and estimates of what NCR's defense and transaction costs will be in the future. NCR expects that the bulk of these transaction costs have been and will be incurred in the 2008-2013 time period. The costs incurred and expected to be incurred during that period include, in particular, transaction costs and fees related to completion of the design work, equipment purchases, commencement and continuation of clean-up activities in the river, and the allocation litigation, Government enforcement action, and other legal matters discussed above.

In light of several factors, among them, the remedial design work conducted by NCR and GP; settlement possibilities; the efforts to implement the 2007 Order for clean-up of the lower river; the pending allocation litigation and the prospective appeals; whether there will be judicial recognition of allocable harm at the Fox River site and thus of divisible shares of liability among the various parties; the extent to which the Governments press claims against the parties in the Government enforcement actions or otherwise for NRD, government oversight costs and remediation liability; change orders or cost overruns that may result from the ongoing remediation efforts; the continued viability and willingness to pay of NCR's various indemnitors and co-obligors, and the outcome of any related disputes; and the subsequent value engineering efforts designed to make the cleanup more efficient and less costly, calculation of the Company's Fox River reserve has become subject to added layers of complexities, and it is possible there could be additional changes to some elements of the reserve over upcoming periods, although we are unable to predict or estimate such changes at this time. There can be no assurance that the clean-up and related expenditures will not have a material effect on NCR's capital expenditures, earnings, financial condition, cash flows, or competitive position.

As of December 31, 2012, the net reserve for the Fox River matter was approximately $115 million, compared to $160 million as of December 31, 2011. The decrease in the reserve is due to payments for clean-up activities and litigation costs. NCR regularly re-evaluates the assumptions used in determining the appropriate reserve for the Fox River matter as additional information becomes available and, when warranted, makes appropriate adjustments. NCR contributes to the LLC in order to fund remediation activities and generally, by contract, funds three months' worth of remediation activities in advance. As of December 31, 2012 and December 31, 2011, approximately $3 million and $1 million, respectively, remained from this funding and was recorded in other current assets in the Consolidated Balance Sheets. NCR's reserve for the Fox River matter is reduced as the LLC makes payments to Tetra Tech and other vendors with respect to remediation activities.

Under a 1996 agreement, AT&T and Alcatel-Lucent are responsible severally (not jointly) for indemnifying NCR for certain portions of the amounts paid by NCR for the Fox River matter over a defined threshold and subject to certain offsets. (The agreement governs certain aspects of AT&T Corp.'s divestiture of NCR, then known as AT&T Global Information Solutions Company, and of what was formerly known as Lucent Technologies, and specifically relates to contingent gains and liabilities of the former constituent companies

within AT&T.) NCR's estimate of what AT&T and Alcatel-Lucent will pay under the indemnity is recorded as a long-term asset of approximately $84 million as of December 31, 2012 and $79 million as of December 31, 2011, and is deducted in determining the net reserve discussed above. The Company reached the indemnity threshold in the quarter ended December 31, 2012 and invoiced AT&T and Alcatel-Lucent. Payment was received in the quarter ended December 31, 2012. The Company expects to continue such invoicing on a regular basis as expenses are incurred.

In connection with the Fox River and other matters, through December 31, 2012, NCR has received a combined total of approximately $162 million in connection with settlements reached with its principal insurance carriers. Portions of most of these settlements are payable to a law firm that litigated the claims on the Company's behalf. Some of the settlements cover not only the Fox River, but also other environmental sites. Of the total amount collected to date, $9 million is subject to competing claims by API, and NCR and API have agreed that these funds will be used for Fox River costs and will be shared on an agreed-upon basis (subject to reallocation at a later date). NCR's agreed-upon share of the $9 million is estimated to be $4 million.

As of December 31, 2012, NCR had reached settlement with all but one of the insurance companies against which it had advanced claims with respect to the Fox River. The Company will pursue its claim against this remaining insurance company vigorously.

In November 2010, the United States Environmental Protection Agency (EPA) issued a "general notice letter" to NCR with respect to the Allied Paper, Inc./Portage Creek/Kalamazoo River Superfund Site (Kalamazoo River Site) in Michigan. Three other parties—International Paper, Mead Corporation, and Consumers Energy—also received general notice letters at or about the same time. The EPA asserts that the site is contaminated by various substances, primarily PCBs as a result of discharges by various paper mills located along the river. The EPA does not claim that the Company made direct discharges into the Kalamazoo River, but indicated that "NCR may be liable under Section 107 of CERCLA ... as an arranger, who by contract or agreement, arranged for the disposal, treatment and/or transportation of hazardous substances at the Site." The EPA stated that it "may issue special notice letters to [NCR] and other PRPs for future RI/FS [remedial investigation / feasibility studies] and RD/RA [remedial design / remedial action] negotiations." The Company disagrees that it may have liability at the Kalamazoo River Site, and will dispute such claims if formally asserted by the EPA. If the Company were to be found liable with respect to the Kalamazoo River, it would have claims against API and B.A.T Industries p.l.c. under the agreement, arbitration award and judgment discussed above in connection with the Fox River matter.

Also in connection with the Kalamazoo River Site, in December 2010 the Company was sued in federal court by three GP entities in a contribution and cost recovery action for alleged pollution at the site. The suit, pending in Michigan, asks that the Company pay a "fair portion" of the GP entities' costs, which are represented as $79 million to date; various removal and remedial actions remain to be performed at the Kalamazoo River Site. The suit alleges that the Company is liable as an "arranger" under CERCLA and under other theories. The Michigan federal court set the case to begin trial on February 19, 2013. The Company is contesting the allegations in the GP suit vigorously. As of December 31, 2012, there are a total of three defendants in the case; the other two defendants have asserted cross-claims against the Company.

The July 3, 2012 decision by the Wisconsin federal court in NCR's favor with respect to the Company's purported "arranger" liability at the Fox River may have a bearing on the claims and potential claims against the Company at the Kalamazoo River. The Kalamazoo River litigation claims include claims based on alleged "arranger" liability arising from alleged shipments of "broke" claimed to have come from Fox River locations. Certain aspects of "broke" transactions involving the Fox River locations were the primary focus of the February 2012 trial in the Fox River matter. On July 27, 2012 the Company moved for summary judgment in the Kalamazoo River case based, in part, on the July 3, 2012 ruling in the Fox River matter. See Note 16, "Subsequent Events," for additional information related to this matter.

It is difficult to estimate the future financial impact of environmental laws, including potential liabilities. NCR records environmental provisions when it is probable that a liability has been incurred and the amount or range of the liability is reasonably estimable. Provisions for estimated losses from environmental restoration and

remediation are, depending on the site, based primarily on internal and third-party environmental studies (except for the Fox River site, where the estimated costs and natural resource damages are estimated as described above), estimates as to the number and participation level of any other PRPs, the extent of the contamination, estimated amounts for attorney and other fees and the nature of required clean-up and restoration actions. Reserves are adjusted as further information develops or circumstances change. Management expects that the amounts reserved from time to time will be paid out over the period of investigation, negotiation, remediation and restoration for the applicable sites. The amounts provided for environmental matters in NCR's Consolidated Financial Statements are the estimated gross undiscounted amounts of such liabilities, without deductions for insurance, third-party indemnity claims or recoveries from the other PRPs, except as qualified in the following sentences. Except for the sharing agreement with API described above with respect to a particular insurance settlement, in those cases where insurance carriers or third-party indemnitors have agreed to pay any amounts and management believes that collectibility of such amounts is probable, the amounts are recorded in the Consolidated Financial Statements. For the Fox River site, as described above, assets relating to the AT&T and Alcatel-Lucent indemnity and to the API/BAT joint and several obligation, are recorded because payment is considered probable and is supported by contractual agreements and/or public filings.

Guarantees and Product Warranties Guarantees associated with NCR's business activities are reviewed for appropriateness and impact to the Company's financial statements. As of December 31, 2012 and December 31, 2011, NCR had no material obligations related to such guarantees, and therefore its financial statements do not have any associated liability balance.

NCR provides its customers a standard manufacturer's warranty and records, at the time of the sale, a corresponding estimated liability for potential warranty costs. Estimated future obligations due to warranty claims are based upon historical factors, such as labor rates, average repair time, travel time, number of service calls per machine and cost of replacement parts. When a sale is consummated, the total customer revenue is recognized, provided that all revenue recognition criteria are otherwise satisfied, and the associated warranty liability is recorded using pre-established warranty percentages for the respective product classes. From time to time, product design or quality corrections are accomplished through modification programs. When identified, associated costs of labor and parts for such programs are estimated and accrued as part of the warranty reserve.



The Company recorded the activity related to the warranty reserve for the years ended December 31 as follows:

In millions	2012	2011	2010
Warranty reserve liability			
Beginning balance as of January 1	**$ 23**	$ 24	$ 25
Accruals for warranties issued	**46**	42	48
Settlements (in cash or in kind)	**(43)**	(43)	(49)
Ending balance as of December 31	**$ 26**	$ 23	$ 24

In addition, NCR provides its customers with certain indemnification rights. In general, NCR agrees to indemnify the customer if a third party asserts patent or other infringement on the part of its customers for its use of the Company's products subject to certain conditions that are generally standard within the Company's industries. On limited occasions the Company will undertake additional indemnification obligations for business reasons. From time to time, NCR also enters into agreements in connection with its acquisition and divestiture activities that include indemnification obligations by the Company. The fair value of these indemnification obligations is not readily determinable due to the conditional nature of the Company's potential obligations and the specific facts and circumstances involved with each particular agreement. The Company has not recorded a liability in connection with these indemnifications, and no current indemnification instance is material to the Company's financial position. Historically, payments made by the Company under these types of agreements have not had a material effect on the Company's consolidated financial condition, results of operations or cash flows.

Purchase Commitments The Company has purchase commitments for materials, supplies, services, and property, plant and equipment as part of the normal course of business. This includes a long-term service agreement with Accenture under which many of NCR's key transaction processing activities and functions are performed.

Leases NCR conducts certain of its sales and manufacturing operations using leased facilities, and also operates certain equipment and vehicles under leases, the initial lease terms of which vary in length. Many of the leases contain renewal options and escalation clauses that are not material to the overall lease portfolio. Future minimum lease payments under non-cancelable operating leases as of December 31, 2012, for the following fiscal years were:

In millions	2013	2014	2015	2016	2017
Minimum lease obligations	$98	$67	$46	$29	$12

Total rental expense for operating leases was $102 million in 2012, $100 million in 2011, and $87 million in 2010.

10. DERIVATIVES AND HEDGING INSTRUMENTS

NCR is exposed to risks associated with changes in foreign currency exchange rates and interest rates. NCR utilizes a variety of measures to monitor and manage these risks, including the use of derivative financial instruments. NCR has exposure to approximately 50 functional currencies. Since a substantial portion of our operations and revenues occur outside the United States (U.S.), and in currencies other than the U.S. Dollar, our results can be significantly impacted, both positively and negatively, by changes in foreign currency exchange rates.

Foreign Currency Exchange Risk The accounting guidance for derivatives and hedging requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the Consolidated Balance Sheets. The Company designates foreign exchange contracts as cash flow hedges of forecasted inter-company inventory purchases when they are determined to be highly effective at inception.

Our risk management strategy includes hedging, on behalf of certain subsidiaries, a portion of our forecasted, non-functional currency denominated cash flows for a period of up to 15 months. As a result, some of the impact of currency fluctuations on non-functional currency denominated transactions (and hence on subsidiary operating income, as stated in the functional currency), is mitigated in the near term. The amount we hedge and the duration of hedge contracts may vary significantly. In the longer term (greater than 15 months), the subsidiaries are still subject to the effect of translating the functional currency results to U.S. Dollars. To manage our exposures and mitigate the impact of currency fluctuations on the operations of our foreign subsidiaries, we hedge our main transactional exposures through the use of foreign exchange forward and option contracts. This is primarily done through the hedging of foreign currency denominated inter-company inventory purchases by NCR's marketing units and the foreign currency denominated inputs to our manufacturing units. As these transactions are firmly committed and forecasted, the related foreign exchange contracts are designated as highly effective cash flow hedges. The gains or losses on these hedges are deferred in AOCI and reclassified to income when the underlying hedged transaction has been completed and is recorded in earnings. As of December 31, 2012, the balance in AOCI related to foreign exchange derivative transactions was zero. The gains or losses from derivative contracts related to inventory purchases are recorded in cost of products when the inventory is sold to an unrelated third party.

We also utilize foreign exchange contracts to hedge our exposure of assets and liabilities denominated in non-functional currencies. We recognize the gains and losses on these types of hedges in earnings as exchange rates change. We do not enter into hedges for speculative purposes.

Interest Rate Risk The Company is party to an interest rate swap agreement that fixes the interest rate on a portion of the Company's LIBOR indexed floating rate borrowings under its Senior Secured Credit Facility through August 22, 2016. The notional amount of the interest rate swap starts at $560 million and amortizes to $341 million over the term. The Company designates the interest rate swap as a cash flow hedge of forecasted quarterly interest payments made on three-month LIBOR indexed borrowings under the Senior Secured Credit Facility. The interest rate swap was determined to be highly effective at inception.

Our risk management strategy includes hedging a portion of our forecasted interest payments. These transactions are firmly committed and forecasted and the related interest rate swap agreement is designated as a highly effective cash flow hedge. The gains or losses on this hedge are deferred in AOCI and reclassified to income when the underlying hedged transaction has been completed and is recorded in earnings. As of December 31, 2012, the balance in AOCI related to the interest rate swap agreement was a loss of $10 million, net of tax, which relates to an interest rate swap instrument expiring in 2016. The gains or losses from this derivative contract related to interest payments are recorded in interest expense when the interest is accrued and affects earnings.

The following tables provide information on the location and amounts of derivative fair values in the Consolidated Balance Sheets:

	Fair Values of Derivative Instruments					
	December 31, 2012			**December 31, 2012**		
In millions	**Balance Sheet Location**	**Notional Amount**	**Fair Value**	**Balance Sheet Location**	**Notional Amount**	**Fair Value**
Derivatives designated as hedging instruments						
Interest rate swap	Other current assets	$—	$—	Other current liabilities and other liabilities*	$560	$ 16
Foreign exchange contracts	Other current assets	28	—	Other current liabilities	72	1
Total derivatives designated as hedging instruments			$—			$ 17
Derivatives not designated as hedging instruments						
Foreign exchange contracts	Other current assets	$169	$ 1	Other current liabilities	$245	$ 3
Total derivatives not designated as hedging instruments			$ 1			$ 3
Total derivatives			$ 1			$ 20

	Fair Values of Derivative Instruments					
	December 31, 2011			December 31, 2011		
In millions	Balance Sheet Location	Notional Amount	Fair Value	Balance Sheet Location	Notional Amount	Fair Value
Derivatives designated as hedging instruments						
Interest rate swap	Other current assets	$—	$—	Other current liabilities and other liabilities*	$560	$ 9
Foreign exchange contracts	Other current assets	166	6	Other current liabilities	58	—
Total derivatives designated as hedging instruments			$ 6			$ 9
Derivatives not designated as hedging instruments						
Foreign exchange contracts	Other current assets	$114	$—	Other current liabilities	$148	$ 3
Total derivatives not designated as hedging instruments			$—			$ 3
Total derivatives			$ 6			$ 12

* As of December 31, 2012, approximately $5 million was recorded in other current liabilities and $11 million was recorded in other liabilities related to the interest rate swap. As of December 31, 2011, approximately $3 million was recorded in other current liabilities and $6 million was recorded in other liabilities related to the interest rate swap.



The effect of derivative instruments on the Consolidated Statement of Operations for the years ended December 31 were as follows:

In millions	Amount of Gain (Loss) Recognized in Other Comprehensive Income (OCI) on Derivative (Effective Portion)				Amount of Gain (Loss) Reclassified from AOCI into the Consolidated Statement of Operations (Effective Portion)				Amount of Gain (Loss) Recognized in the Consolidated Statement of Operations (Ineffective Portion and Amount Excluded from Effectiveness Testing)		
Derivatives in Cash Flow Hedging Relationships	For the year ended December 31, 2012	For the year ended December 31, 2011	For the year ended December 31, 2010	Location of Gain (Loss) Reclassified from AOCI into the Consolidated Statement of Operations (Effective Portion)	For the year ended December 31, 2012	For the year ended December 31, 2011	For the year ended December 31, 2010	Location of Gain (Loss) Recognized in the Consolidated Statement of Operations (Ineffective Portion and Amount Excluded from Effectiveness Testing)	For the year ended December 31, 2012	For the year ended December 31, 2011	For the year ended December 31, 2010
Interest rate swap	$(7)	$(9)	$—	Interest expense	$—	$(1)	$—	Interest expense	$—	$—	$—
Foreign exchange contracts ...	$(2)	$(3)	$ 3	Cost of Products	$ 4	$(3)	$ (3)	Other (expense) income	$—	$ 1	$—

In millions		Amount of Gain (Loss) Recognized in the Consolidated Statement of Operations		
Derivatives not Designated as Hedging Instruments	Location of Gain (Loss) Recognized in the Consolidated Statement of Operations	For the year ended December 31, 2012	For the year ended December 31, 2011	For the year ended December 31, 2010
Foreign exchange contracts ...	Other (expense) income	$(1)	$3	$ —
Foreign exchange contracts ...	Cost of Products	$(7)	$3	$ (1)

Refer to Note 11, "Fair Value of Assets and Liabilities" for further information on derivative assets and liabilities recorded at fair value on a recurring basis.

Concentration of Credit Risk NCR is potentially subject to concentrations of credit risk on accounts receivable and financial instruments such as hedging instruments and cash and cash equivalents. Credit risk includes the risk of nonperformance by counterparties. The maximum potential loss may exceed the amount recognized on the Consolidated Balance Sheets. Exposure to credit risk is managed through credit approvals, credit limits, selecting major international financial institutions (as counterparties to hedging transactions) and monitoring procedures. NCR's business often involves large transactions with customers, and if one or more of those customers were to default on its obligations under applicable contractual arrangements, the Company could be exposed to potentially significant losses. However, management believes that the reserves for potential losses are adequate. As of December 31, 2012 and 2011, NCR did not have any major concentration of credit risk related to financial instruments.

11. FAIR VALUE OF ASSETS AND LIABILITIES

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Assets and liabilities recorded at fair value on a recurring basis as of December 31, 2012 and 2011 are set forth as follows:

In millions	Fair Value as of December 31, 2012	Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Deposits held in money market funds*	$527	$527	$—	$—
Available for sale securities**	11	11	—	
Foreign exchange contracts ***	1	—	1	—
Total	$539	$538	$ 1	$—
Liabilities:				
Interest rate swap ****	$ 16	$—	$ 16	$—
Foreign exchange contracts****	4	—	4	—
Total	$ 20	$—	$ 20	$—

In millions	Fair Value as of December 31, 2011	Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Deposits held in money market funds*	$ 33	$ 33	$—	$—
Available for sale securities**	10	10	—	—
Foreign exchange contracts ***	6	—	6	—
Total	$ 49	$ 43	$ 6	$—
Liabilities:				
Interest rate swap ****	$ 9	$—	$ 9	$—
Foreign exchange contracts****	$ 3	$—	$ 3	$—
Total	$ 12	$—	$ 12	$—

* Included in Cash and cash equivalents in the Consolidated Balance Sheets.
** Included in Other assets in the Consolidated Balance Sheets.
*** Included in Other current assets in the Consolidated Balance Sheets.
****Included in Other current liabilities and Other liabilities in the Consolidated Balance Sheets.

Deposits Held in Money Market Funds—A portion of the Company's excess cash is held in money market funds which generate interest income based on prevailing market rates. Money market fund holdings are measured at fair value using quoted market prices and are classified within Level 1 of the valuation hierarchy.

Available-For-Sale Securities—The Company has investments in mutual funds and equity securities that are valued using the market approach with quotations from the NASDAQ stock exchange and two stock exchanges in Japan. As a result, available-for-sale securities are classified within Level 1 of the valuation hierarchy.

Interest rate swap—As a result of our Senior Secured Credit Facility, we are exposed to risk from changes in LIBOR, which may adversely affect our financial condition. To manage our exposure and mitigate the impact

of changes in LIBOR on our financial results, we hedge a portion of our forecasted interest payments through the use of an interest rate swap agreement. The interest rate swap is valued using the income approach inclusive of nonperformance and counterparty risk considerations and is classified within Level 2 of the valuation hierarchy.

Foreign Exchange Contracts—As a result of our global operating activities, we are exposed to risks from changes in foreign currency exchange rates, which may adversely affect our financial condition. To manage our exposures and mitigate the impact of currency fluctuations on our financial results, we hedge our primary transactional exposures through the use of foreign exchange forward and option contracts. The foreign exchange contracts are valued using the market approach based on observable market transactions of forward rates and are classified within Level 2 of the valuation hierarchy.

Assets Measured at Fair Value on a Non-recurring Basis

Certain assets have been measured at fair value on a nonrecurring basis using significant unobservable inputs (Level 3). The following table presents the nonrecurring losses recognized for the years ended December 31, and the carrying value and asset classification of the related assets as of December 31:

In millions	2012		2011	
	Carrying Value	Total Losses	Carrying Value	Total Losses
Property, plant and equipment	$—	$—	$144	$(81)
Goodwill	—	—	5	(5)
Definite-lived intangible assets	—	—	4	(2)
Investment	—	(7)	—	—
Total	$—	$ (7)	$153	$(88)

NCR measures certain assets, including intangible assets and cost and equity method investments, at fair value on a non-recurring basis. These assets are recognized at fair value when initially valued and when deemed to be impaired.

NCR reviews the carrying values of investments when events and circumstances warrant and considers all available evidence in evaluating when declines in fair value are other-than-temporary declines. NCR carries equity investments in privately-held companies at cost or at fair value when NCR recognizes an other-than-temporary impairment charge. During 2012, we measured the fair value of an investment utilizing the income approach based on the use of discounted cash flows. The discounted cash flows are based on unobservable inputs, including assumptions of projected revenues, expenses, earnings, capital spending, as well as a discount rate determined by management's estimates of risk associated with the investment. As a result, for the twelve months ended December 31, 2012, we recorded an other-than-temporary impairment charge of $7 million in Other (expense) income, net in the Consolidated Statements of Operations based on Level 3 valuations.

The property, plant and equipment, goodwill, and definite-lived intangible assets were valued in 2011 using a market approach based on an independent third-party market price. For the twelve months ended December 31, 2011, we recorded $88 million within income (loss) on discontinued operations in the Consolidated Statements of Operations. Refer to Note 4, "Goodwill and Other Long-Lived Assets" for additional discussion.

12. SEGMENT INFORMATION AND CONCENTRATIONS

Operating Segment Information The Company manages and reports its businesses in the following four segments:

- **Financial Services**—We offer solutions to enable customers in the financial services industry to reduce costs, generate new revenue streams and enhance customer loyalty. These solutions include a comprehensive line of ATM and payment processing hardware and software and cash management software, and related installation, maintenance and managed and professional services. We also offer a complete line of printer consumables.

- **Retail Solutions**—We offer solutions to customers in the retail industry designed to improve selling productivity and checkout processes as well as increase service levels. These solutions primarily include retail-oriented technologies, such as point of sale terminals and related software, bar-code scanners, as well as innovative self-service kiosks, such as self-checkout. We also offer installation, maintenance, and managed and professional services and a complete line of printer consumables.
- **Hospitality**—We offer technology solutions to customers in the hospitality industry, serving businesses that range from a single store or restaurant to global chains and sports and entertainment venues. Our solutions include point of sale hardware and software solutions, installation, maintenance, and managed and professional services and a complete line of printer consumables.
- **Emerging Industries**—We offer maintenance as well as managed and professional services for third-party computer hardware provided to select manufacturers, primarily in the telecommunications industry, who value and leverage our global service capability. Also included in our Emerging Industries segment are solutions designed to enhance the customer experience for the travel and gaming industries, including self-service kiosks, as well as related installation, maintenance, and managed and professional services.

As of January 1, 2012, the specialty retail customer accounts that were formerly part of the Hospitality and Specialty Retail segment are now included in the Retail Solutions segment, and the hospitality customer accounts that were formerly part of the Retail Solutions segment are now included in the Hospitality segment. As a result, the former Hospitality and Specialty Retail segment has been renamed Hospitality. Prior period information has not been reclassified to conform to the current period presentation, as the change was not considered material.

These segments represent components of the Company for which separate financial information is available that is utilized on a regular basis by the chief operating decision maker in assessing segment performance and in allocating the Company's resources. Management evaluates the performance of the segments based on revenue and segment operating income. Assets are not allocated to segments, and thus are not included in the assessment of segment performance, and consequently, we do not disclose total assets by reportable segment.



The accounting policies used to determine the results of the operating segments are the same as those utilized for the consolidated financial statements as a whole. Intersegment sales and transfers are not material.

In recognition of the volatility of the effects of pension expense on our segment results, and to maintain operating focus on business performance, pension expense, as well as other significant, non-recurring items, are excluded from the segment operating results utilized by our chief operating decision maker in evaluating segment performance and are separately delineated to reconcile to income from operations.

The following table presents revenue and operating income by segment for the years ended December 31:

In millions	2012	2011	2010
Revenue by segment			
Financial Services	**$3,180**	$2,999	$2,645
Retail Solutions	**1,667**	1,778	1,717
Hospitality (1)	**522**	141	—
Emerging Industries	**361**	373	349
Consolidated revenue	**5,730**	5,291	4,711
Operating income by segment			
Financial Services	**319**	313	250
Retail Solutions	**102**	71	73
Hospitality (1)	**85**	22	—
Emerging Industries	**83**	77	60
Subtotal—segment operating income	**589**	483	383
Pension expense	**292**	222	208
Other adjustments (2)	**65**	49	26
Income from operations	**$ 232**	$ 212	$ 149

(1) The acquisition of Radiant was completed on August 24, 2011. Because the transaction was completed during 2011, the revenue and operating income results reflected for the Hospitality segment are partial, and reflect only the period from August 25, 2011 through December 31, 2011.

(2) Other adjustments for the twelve months ended December 31, 2012 include $23 million of acquisition related costs, $38 million of acquisition related amortization of intangible assets and $4 million of legal costs incurred related to the OFAC and FCPA investigations. For the twelve months ended December 31, 2011, other adjustments include $37 million of acquisition related costs and $12 million of acquisition related amortization of intangible assets. For the twelve months ended December 31, 2010, other adjustments include an $8 million litigation charge and $18 million of incremental costs directly related to the relocation of the Company's worldwide headquarters.

The following table presents revenue from products and services for NCR for the years ended December 31:

In millions	2012	2011	2010
Product revenue	**$2,854**	$2,592	$2,301
Professional and installation services revenue	**927**	764	581
Total solution revenue	**3,781**	3,356	2,882
Support services revenue	**1,949**	1,935	1,829
Total revenue	**$5,730**	$5,291	$4,711

Revenues are attributed to the geographic area/country to which the product is delivered or in which the service is provided. The following table presents revenue by geographic area for NCR for the years ended December 31:

In millions	2012	%	2011	%	2010	%
Revenue by Geographic Area						
United States	**$2,198**	**38%**	$1,914	36%	$1,548	33%
Americas (excluding United States)	**625**	**11%**	534	10%	466	10%
Europe	**1,459**	**26%**	1,421	27%	1,378	29%
Asia Middle East Africa	**1,448**	**25%**	1,422	27%	1,319	28%
Consolidated revenue	**$5,730**	**100%**	$5,291	100%	$4,711	100%

The following table presents property, plant and equipment by geographic area as of December 31:

In millions	2012	2011
Property, plant and equipment, net		
United States	**$188**	$246
Americas (excluding United States)	**23**	21
Europe	**26**	21
Asia Middle East Africa	**71**	77
Consolidated property, plant and equipment, net	**$308**	$365

Concentrations No single customer accounts for more than 10% of NCR's consolidated revenue. As of December 31, 2012, NCR is not aware of any significant concentration of business transacted with a particular customer that could, if suddenly eliminated, have a material adverse effect on NCR's operations. NCR also lacks a concentration of available sources of labor, services, licenses or other rights that could, if suddenly eliminated, have a material adverse effect on its operations.

A number of NCR's products, systems and solutions rely primarily on specific suppliers for microprocessors and other component products, manufactured assemblies, operating systems, commercial software and other central components. NCR also utilizes contract manufacturers in order to complete manufacturing activities. There can be no assurances that any sudden impact to the availability or cost of these technologies or services would not have a material adverse effect on NCR's operations.



13. QUARTERLY INFORMATION (unaudited)

In millions, except per share amounts	First	Second	Third	Fourth
2012				
Total revenues	**$1,244**	**$1,409**	**$1,435**	**$1,642**
Gross margin	**298**	**357**	**358**	**332**
Operating income (loss)	**49**	**101**	**89**	**(7)**
Income (loss) from continuing operations (attributable to NCR)	**38**	**67**	**58**	**(23)**
Income (loss) from discontinued operations, net of tax	**(9)**	**13**	**(1)**	**3**
Net income (loss) attributable to NCR	**$ 29**	**$ 80**	**$ 57**	**$ (20)**
Income (loss) per share attributable to NCR common stockholders:				
Income (loss) per common share from continuing operations				
Basic	**$ 0.24**	**$ 0.42**	**$ 0.36**	**$ (0.14)**
Diluted	**$ 0.23**	**$ 0.41**	**$ 0.35**	**$ (0.14)**
Net income (loss) per common share:				
Basic	**$ 0.18**	**$ 0.50**	**$ 0.36**	**$ (0.12)**
Diluted	**$ 0.18**	**$ 0.49**	**$ 0.35**	**$ (0.12)**
2011				
Total revenues	$1,058	$1,272	$1,360	$1,601
Gross margin	219	279	299	385
Operating income (loss)	20	62	28	102
Income (loss) from continuing operations (attributable to NCR)	19	45	23	59
Income (loss) from discontinued operations, net of tax	(6)	(12)	(7)	(68)
Net income (loss) attributable to NCR	$ 13	$ 33	$ 16	$ (9)
Income (loss) per share attributable to NCR common stockholders:				
Income (loss) per common share from continuing operations				
Basic	$ 0.12	$ 0.29	$ 0.15	$ 0.37
Diluted	$ 0.12	$ 0.28	$ 0.14	$ 0.37
Net income (loss) per common share:				
Basic	$ 0.08	$ 0.21	$ 0.10	$ (0.06)
Diluted	$ 0.08	$ 0.21	$ 0.10	$ (0.06)

The table above reflects adjustments to previously reported results related the presentation of the Entertainment business as a discontinued operation. Refer to Note 14, "Discontinued Operations" for additional information.

Net income per share in each quarter is computed using the weighted-average number of shares outstanding during that quarter while net income per share for the full year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the four quarters' net income per share will not necessarily equal the full-year net income per share.

14. DISCONTINUED OPERATIONS

Income (loss) from discontinued operations, net of tax includes activity related to environmental matters, the divestiture of our Entertainment business, the spin-off of Teradata Data Warehousing (Teradata), the closure of NCR's EFT payment processing business in Canada, and the divestiture of our healthcare solutions business.

The income (loss) from discontinued operations for the years ended December 31 was:

	2012		2011		2010	
	Pre - Tax	Net of Tax	Pre - Tax	Net of Tax	Pre - Tax	Net of Tax
Environmental matters	$ 3	$ 2	$ 3	$ 2	$ 31	$ 20
Divestiture of the Entertainment business	(6)	(4)	(147)	(96)	(43)	(28)
Spin-off of Teradata	—	8	—	6	—	3
Closure of the EFT Canadian business	—	—	(2)	(1)	—	—
Divestiture of the Healthcare business	—	—	(5)	(4)	(7)	(5)
Total	$ (3)	$ 6	$(151)	$(93)	$(19)	$(10)

Environmental Matters For the year ended December 31, 2012, income from discontinued operations primarily includes previously agreed settlements with insurance carriers related to the Fox River matter. For the year ended December 31, 2011, (loss) income from discontinued operations included an accrual for an environmental matter in Japan, which relates to anticipated future disposal requirements of certain materials generated by a former NCR manufacturing facility in that country, and accruals for litigation fees related to the Kalamazoo River environmental matter. These accruals were offset by Fox River related activities which include scheduled payments from an insurer in connection with a settlement that had been agreed to in prior years coupled with the favorable impact of changes in estimates and assumptions of the total costs. For the year ended December 31, 2010, income from discontinued operations was primarily due to settlements with insurance carriers related to the Fox River matter. Refer to Note 9, "Commitments and Contingencies," for additional information regarding the Fox River environmental matter.

Divestiture of the Entertainment Business As described in Note 3, "Business Combinations, Investments and Divestitures" on June 22, 2012, we sold certain assets of our Entertainment business. Beginning in the first quarter of 2012, we accounted for the Entertainment business as a discontinued operation and as a result, for each period presented, the results of operations and cash flows of the Entertainment business have been presented as a discontinued operation. For the year ended December 31, 2012, income (loss) from discontinued operations included the results of operations of the Entertainment business, as well as a $33 million, or $21 million net of tax, gain from the divestiture of the business.

Spin-off of Teradata On September 30, 2007, NCR completed the spin-off of Teradata through the distribution of a tax-free stock dividend to its stockholders. The results of operations and cash flows of Teradata have been presented as a discontinued operation. There was no operating activity related to the spin-off of Teradata in 2012, 2011 and 2010. For the years ended December 31, 2012, 2011 and 2010, income from discontinued operations, net of tax, related to favorable changes in uncertain tax benefits attributable to Teradata.

Closure of the Canadian EFT Business In the second quarter of 2011, we closed our EFT payment processing business in Canada. For each of the years presented, we have included the results of operations of the EFT business under (loss) income from discontinued operations.

Divestiture of our Healthcare Solutions Business In December 2011, we sold our healthcare solutions business. For each of the years presented, we have included the results of operations of the healthcare solutions business under (loss) income from discontinued operations.

15. REAL ESTATE TRANSACTIONS

During the year ended December 31, 2012, the Company recognized $10 million in gains from the sale of real estate in the Consolidated Statement of Operations which were recorded as a reduction to selling, general and administrative expenses, $4 million of which was previously deferred. The net proceeds of $8 million from these sales were recorded in investing activities and the net gains are recorded in operating activities in the Consolidated Statement of Cash Flows.

During the year ended December 31, 2011, the Company recognized $5 million in gains from the sale of real estate in the Consolidated Statement of Operations which were recorded as a reduction to selling, general and administrative expenses, which includes $4 million of gains previously deferred. The net proceeds of $2 million from these sales were recorded in investing activities and the net gains are recorded in operating activities in the Consolidated Statement of Cash Flows.

During the year ended December 31, 2010, the Company recognized $10 million in gains from the sale of real estate in the Consolidated Statement of Operations which were recorded as a reduction to selling, general and administrative expenses, which includes $3 million of gains previously deferred. The net proceeds of $39 million from these sales were recorded in investing activities and the net gains are recorded in operating activities in the Consolidated Statement of Cash Flows.

16. SUBSEQUENT EVENTS

Acquisition of Retalix, Ltd. On February 6, 2013, the Company, through its indirect wholly owned subsidiary, Moon S.P.V. (Subsidiary) Ltd., a private company formed under the laws of the State of Israel (Merger Sub), completed the acquisition of Retalix Ltd., pursuant to the previously announced Agreement and Plan of Merger, dated November 28, 2012, by and among the Company, Merger Sub, and Retalix. In the acquisition, the Company paid $30.00 per Retalix share, representing an aggregate cash purchase price of approximately $800 million or approximately $650 million, net of cash acquired. The purchase price is being paid from the net proceeds from the 4.625% Notes and borrowings under the senior secured credit facility. As a result of the acquisition, Retalix became an indirect wholly owned subsidiary of NCR. The transaction will be accounted for as a business combination.

NCR incurred acquisition-related transaction costs of approximately $8 million which consist primarily of investment banking , legal and accounting fees. Approximately $3 million were incurred during the year ended December 31, 2012 and are included in selling, general and administrative expenses in the accompanying Consolidated Statements of Income.

These disclosures are based on our preliminary estimates of the fair values of the consideration paid. As NCR's acquisition of Retalix closed on February 6, 2013, management is still determining the purchase price allocation. However, the substantial majority of the purchase price is expected to be allocated to goodwill and intangible assets. Additionally, management is still determining the pro forma impact of the Retalix acquisition on the 2012 results.

Amendment of Senior Secured Credit Facility On February 5, 2013, the Company entered into a third amendment to its senior secured credit facility. Among other things, the third amendment modified:

- the incremental facility feature of the senior secured credit facility to permit the Company to request incremental term loans and/or revolving credit facilities with commitments in an aggregate amount not to exceed:
    - prior to the date that the Company obtains an investment grade rating, the greater of (i) the remaining existing incremental facility capacity (currently $200 million), and (ii) an aggregate amount that would not cause the secured leverage ratio under the senior secured credit facility, calculated on a pro forma basis including the incremental facility and assuming that it and the revolver are fully drawn, to exceed 2.75 to 1.00; and
    - after the date that the Company obtains an investment grade rating, an aggregate amount that would not cause the leverage ratio under the senior secured credit facility, calculated on a pro forma basis including the incremental facility and assuming that it and the revolver are fully drawn, to exceed a level that is 0.50 less than the then-applicable leverage ratio covenant; and
- the covenant on restricted payments to permit share repurchases, dividends and other restricted payments in an amount not to exceed $50 million in any fiscal year, with the ability to carry forward unused amounts for share repurchases, dividends and other restricted payments in future fiscal years.

Commitments and Contingencies With regard to the first matter described in Note 9, "Commitments and Contingencies," in early 2013 the Company and the Special Committee of the Company's Board of Directors each completed their respective internal investigations regarding the anonymous allegations received from a purported whistleblower in 2012 regarding certain aspects of the Company's business practices in China, the Middle East and Africa. The principal allegations related to the Company's compliance with the Foreign Corrupt Practices Act (FCPA) and federal regulations that prohibit U.S. persons from engaging in certain activities in Syria.

With respect to Syria, in January 2013, the Company received a wind down license from OFAC that permits the Company to take measures required to wind down its past operations in Syria. The Company also submitted a detailed report to OFAC regarding this matter, including a description of the Company's comprehensive export control program and related remedial measures.

The Company's investigations of the whistleblower's FCPA allegations identified a few opportunities to strengthen the Company's comprehensive FCPA compliance program, and remediation measures were proposed and are being implemented.

In addition, on January 23, 2013, upon the recommendation of the Special Committee following its review, the Board of Directors adopted a resolution rejecting the shareholder demand that the Company received by letter on August 31, 2012 related to the whistleblower's OFAC and FCPA allegations. As part of its resolution, the Board determined, among other things, that the officers and directors named in the demand had not breached their fiduciary duties and that the Company will not commence litigation against the named officers and directors. The Board further resolved to review measures proposed and implemented by management to strengthen the Company's compliance with trade embargos, export control laws and anti-bribery laws.

In the ATL litigation described in Note 9, "Commitments and Contingencies," ATL's petition for review by the United States Supreme Court of the decision in favor of the Company's indemnitees was denied in January 2013.

In the Kalamazoo River litigation described in Note 9, "Commitments and Contingencies," the Company's summary judgment motion was denied in its entirety in January 2013, and trial in the case commenced on February 19, 2013.

Pension and postemployment plans During the first quarter of 2013, NCR amended the U.S. separation plan to eliminate the accumulation and vesting of postemployment benefits. This amendment is expected to result in a reduction of the postemployment liability by approximately $50 million and a curtailment benefit of approximately $14 million.

On February 25, 2013, the Compensation and Human Resource Committee approved the termination of the U.S. non-qualified pension plans.



Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

NCR has established disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the Exchange Act)) to ensure that information required to be disclosed by NCR in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by NCR in the reports that it files or submits under the Exchange Act is accumulated and communicated to NCR's management, including its Chief Executive and Chief Financial Officers, as appropriate to allow timely decisions regarding required disclosure. Based on their evaluation as of the end of the period covered by this Report, conducted under their supervision and with the participation of management, the Company's Chief Executive and Chief Financial Officers have concluded that NCR's disclosure controls and procedures are effective to meet such objective and that NCR's disclosure controls and procedures adequately alert them on a timely basis to material information relating to the Company (including its consolidated subsidiaries) required to be included in NCR's Exchange Act filings.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations due to, for example, the potential for human error or circumvention of controls, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.* Based on our assessment, we determined that, as of December 31, 2012, the Company's internal control over financial reporting was effective based on those criteria.

PricewaterhouseCoopers LLP, our independent registered public accounting firm, has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2012 as stated in their report which appears in Item 8 of this Report.

Item 9B. OTHER INFORMATION

Beginning in 2010, in connection with its overall strategic goals and to improve the capital structure of the Company, the Board of Directors determined that it was in the best interests of the Company and its stockholders to undertake a multi-phase process of funding and de-risking certain of the Company's pension liabilities, which included making certain cash contributions in fiscal year 2012 that resulted in an improvement by approximately $880 million in the Company's year-end pension under-funded position (the "Pension Contribution"), as further described in the Company's current report filed on Form 8-K and dated as of February 7, 2013. Despite the substantial positive effect the Company's multi-phase pension strategy in general, and the Pension Contribution in particular, had on the Company's overall financial position, the Pension Contribution resulted in a decrease in the cash flow metric used under the Company's 2011 Economic Profit Plan, as amended from time to time (the "EPP"). The cash flow metric under the EPP is one of the factors under the EPP that determines the timing of certain EPP bonus payments. The Compensation and Human Resource Committee determined on February 25, 2013 to exclude the Pension Contribution for the purpose of calculating the cash flow metric under the EPP. No amount earned under the EPP was affected by this determination.

On February 25, 2013 the Compensation and Human Resource Committee approved the termination of the NCR Nonqualified Excess Plan (the "Excess Plan") and the Retirement Plan for Officers of NCR (the "Officer Plan") in which Peter Dorsman, our Executive Vice President, Chief Quality Officer, participates. In connection with the termination of the Excess Plan and the Officer Plan, Mr. Dorsman will be eligible to receive a lump sum payment of $142,492 which will be paid at the same time payments are made to other participants.



PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERANCE

Except as set forth in the following paragraphs of this Item 10, the information required by this Item 10 will be set forth under the headings "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Committees of the Board" in the Definitive Proxy Statement for our 2013 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2012 year, and is incorporated herein by reference. The information required by this Item 10 regarding our executive officers is set forth under the heading "Executive Officers of the Registrant" in Part I of this Form 10-K and is incorporated herein by reference.

We have not materially changed the procedures by which stockholders may recommend nominees to the Company's Board of Directors.

We have a Code of Conduct that sets the standard for ethics and compliance for all of our directors and employees, including our chief executive officer, our chief financial officer and our chief accounting officer. Our Code of Conduct is available on the Corporate Governance page at our website at http://www.ncr.com/about-ncr/corporate-governance under the heading "Code of Conduct." We intend to disclose any amendments to or waivers of the Code of Conduct with respect to any director as well as our principal executive officer, principal financial officer, and principal accounting officer, on the Corporate Governance page of our website promptly following the date of such amendment or waiver.

Item 11. EXECUTIVE COMPENSATION

The information required by this Item 11 will be set forth under the headings "Executive Compensation," "Compensation and Human Resource Committee," and "Board Compensation and Human Resource Committee Report on Executive Compensation" in the Definitive Proxy Statement for our 2013 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2012 year, and is incorporated herein by reference.

Item 12. SECURITY OWNERSHIPS OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 will be set forth under the headings "Stock Ownership" and "Equity Compensation Plan Information" in the Definitive Proxy Statement for our 2013 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2012 year, and is incorporated herein by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item 13 will be set forth under the headings "Related Person Transactions" and "Corporate Governance" in the Definitive Proxy Statement for our 2013 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2012 year, is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 will be set forth under the heading "Fees Paid to Independent Registered Public Accounting Firm" in the Definitive Proxy Statement for our 2013 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2012 year, and is incorporated herein by reference.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

(a)(1) *Financial Statements*: The following is an index of the consolidated financial statements of the Company and the Report of Independent Registered Public Accounting Firm filed as part of this Form 10-K:

	Page of Form 10-K
Report of Independent Registered Public Accounting Firm	46
Consolidated Statements of Operations for the years ended December 31, 2012, 2011, and 2010	47
Consolidated Statements of Comprehensive Income Operations for the years ended December 31, 2012, 2011, and 2010	48
Consolidated Balance Sheets at December 31, 2012 and 2011	49
Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011, and 2010	50
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2012, 2011, and 2010	51
Notes to Consolidated Financial Statements	52

(2) *Financial Statement Schedule*: Financial Statement Schedule II—Valuation and Qualifying Accounts is included in this Form 10-K. All other schedules are not required under the related instructions or are not applicable.

(3) *Exhibits*: See Index of Exhibits below for a listing of all exhibits to this Form 10-K. The management contracts and compensatory plans or arrangements required to be filed as an exhibit to this Form 10-K are identified in the Index of Exhibits by an asterisk (*).

(b) The following is an index of all exhibits to this Form 10-K. Exhibits identified in parentheses in the index below, on file with the SEC, are incorporated herein by reference as exhibits hereto.

2.1	Separation and Distribution Agreement, dated as of August 27, 2007 between NCR Corporation and Teradata Corporation (Exhibit 2.1 to the Form 10 of Teradata Corporation (the "Teradata Form 10")).
2.2	Agreement and Plan of Merger by and among NCR Corporation, Ranger Acquisition Corporation and Radiant Systems, Inc., dated as of July 11, 2011 (Exhibit 2.1 to the Current Report on Form 8-K of NCR Corporation dated July 12, 2011).
2.3	Asset Purchase Agreement, dated as of February 3, 2012, by and between Redbox Automated Retail, LLC and NCR Corporation.
2.4	First Amendment to Asset Purchase Agreement, dated as of June 22, 2012, by and between Redbox Automated Retail, LLC and NCR Corporation (Exhibit 2.3 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 2012).
2.5	Agreement and Plan of Merger, dated November 28, 2012, by and among NCR Corporation, Moon S.P.V. (Subsidiary) Ltd., and Retalix, Ltd. (Exhibit 2.1 to the Current Report on Form 8-K of NCR Corporation dated February 6, 2013).
3.1	Articles of Amendment and Restatement of NCR Corporation as amended May 14, 1999 (Exhibit 3.1 to the NCR Corporation Form 10-Q for the quarter ended June 30, 1999).
3.2	Bylaws of NCR Corporation, as amended and restated on January 26, 2011 (Exhibit 3(ii) to the Current Report on Form 8-K of NCR Corporation dated January 31, 2011).
4.1	Common Stock Certificate of NCR Corporation (Exhibit 4.1 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 1999).



4.2 Indenture, dated September 17, 2012, among NCR Corporation, as issuer, NCR International Inc. and Radiant Systems Inc. as subsidiary guarantors and U.S. Bank National Association, as trustee (Exhibit 4.01 to the Current Report on Form 8-K of NCR Corporation dated September 18, 2012 (the "September 18, 2012 Form 8-K")).

4.3 Indenture, dated December 18, 2012, among NCR Corporation, as issuer, NCR International Inc. and Radiant Systems Inc. as subsidiary guarantors and U.S. Bank National Association, as trustee (Exhibit 4.01 to the Current Report on Form 8-K of NCR Corporation dated December 18, 2012 (the "December 18, 2012 Form 8-K")).

10.1 Separation and Distribution Agreement, dated as of February 1, 1996 and amended and restated as of March 29, 1996 (Exhibit 10.1 to the Lucent Technologies Inc. Registration Statement on Form S-1 (No. 333-00703) (the "Lucent Registration Statement")).

10.2 Employee Benefits Agreement, dated as of November 20, 1996, by and between AT&T Corp. and NCR Corporation (Exhibit 10.2 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 1996 (the "1996 Annual Report").

10.3 Patent License Agreement, effective as of March 29, 1996, by and among AT&T Corp., NCR Corporation, and Lucent Technologies Inc. (Exhibit 10.7 to the Lucent Registration Statement).

10.4 Amended and Restated Technology License Agreement, effective as of March 29, 1996, by and among AT&T Corp., NCR Corporation, and Lucent Technologies Inc. (Exhibit 10.8 to the Lucent Registration Statement).

10.5 Tax Sharing Agreement, dated as of February 1, 1996, and amended and restated as of March 29, 1996, by and among AT&T Corp., NCR Corporation, and Lucent Technologies Inc. (Exhibit 10.6 to the Lucent Registration Statement).

10.6 Purchase and Manufacturing Services Agreement effective as of January 19, 2007, between NCR Corporation and Solectron Corporation (now Flextronics International Ltd.) (incorporated by reference to Exhibit 10.6 to the Form 10-K/A for the fiscal year ended December 31, 2006, filed June 4, 2008). Certain portions of this exhibit were granted confidential treatment by the Securities and Exchange Commission on October 2, 2008.

10.7 Tax Sharing Agreement, dated as of September 21, 2007, between NCR Corporation and Teradata Corporation (Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation dated September 21, 2007 (the "September 21, 2007 Form 8-K")).

10.8 Employee Benefits Agreement, dated as of September 21, 2007, between NCR Corporation and Teradata Corporation (Exhibit 10.2 to the September 21, 2007 Form 8-K).

10.9 Form of Exclusive Patent License Agreement between NCR Corporation and Teradata US, Inc. (Exhibit 10.4 to the Teradata Form 10).

10.10 Form of Patent License Agreement between NCR Corporation and Teradata US, Inc. (Exhibit 10.5 to the Teradata Form 10).

10.11 Form of Technology Agreement between NCR Corporation and Teradata US, Inc. (Exhibit 10.6 to the Teradata Form 10).

10.12 Form of Master Agreement between NCR Corporation and Teradata Corporation for Enterprise Data Warehousing Sales and Support (Exhibit 10.16 to the Teradata Form 10).

10.13 Form of Network Support Agreement between NCR Corporation and Teradata Corporation (Exhibit 10.17 to the Teradata Form 10).

10.14 Form of Service Provider Agreement between NCR Corporation and Teradata Corporation (Exhibit 10.18 to the Teradata Form 10).

10.15	Form of Master Reseller Agreement for Middle East and Africa between NCR Corporation and Teradata Corporation (Exhibit 10.19 to the Teradata Form 10).
10.16	NCR Management Stock Plan (Exhibit 10.8 to the 1996 Annual Report). *
10.16.1	First Amendment to the NCR Management Stock Plan dated April 30, 2003 (Exhibit 10.4 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2003). *
10.16.2	Amendment to NCR Management Stock Plan effective as of December 31, 2008 (Exhibit 10.17.2 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 2008 (the "2008 Annual Report")). *
10.16.3	Form of Stock Option Agreement under the NCR Management Stock Plan (Exhibit 10.6.3 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 2005 (the "2005 Annual Report")). *
10.16.4	Form of Restricted Stock Agreement under the NCR Management Stock Plan (Exhibit 10.6.4 to the 2005 Annual Report). *
10.17	NCR Corporation 2011 Amended and Restated Stock Incentive Plan (formerly the NCR 2006 Stock Incentive Plan, as amended and restated effective as of December 31, 2008) (Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation dated April 27, 2011). *
10.17.1	Form of 2009 Stock Option Agreement under the NCR Corporation 2011 Amended and Restated Stock Incentive Plan (the "Stock Incentive Plan") (Exhibit 10.5 to the Current Report on Form 8-K of NCR Corporation dated December 12, 2008). *
10.17.2	Form of 2009 Restricted Stock Unit Agreement under the Stock Incentive Plan (Exhibit 10.2 to the Current Report on Form 8-K of NCR Corporation dated December 12, 2008).
10.17.3	Form of 2010 Stock Option Agreement under the Stock Incentive Plan (Exhibit 10.2 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (the "First Quarter 2010 Quarterly Report")). *
10.17.4	Form of 2010 Restricted Stock Agreement under the Stock Incentive Plan (Exhibit 10.3 to the First Quarter 2010 Quarterly Report). *
10.17.5	Form of 2010 Restricted Stock Unit Agreement under the Stock Incentive Plan (Exhibit 10.4 to the First Quarter 2010 Quarterly Report). *
10.17.6	Form of 2010 Performance Based Restricted Stock Agreement under the Stock Incentive Plan (Exhibit 10.5 to the First Quarter 2010 Quarterly Report). *
10.17.7	Form of 2010 Performance Based Restricted Stock Unit Agreement under the Stock Incentive Plan (Exhibit 10.6 to the First Quarter 2010 Quarterly Report). *
10.17.8	Form of 2011 Stock Option Agreement under the Stock Incentive Plan (Exhibit 10.1 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (the "First Quarter 2011 Quarterly Report")). *
10.17.9	Form of 2011 Restricted Stock Agreement under the Stock Incentive Plan (Exhibit 10.2 to the First Quarter 2011 Quarterly Report). *
10.17.10	Form of 2011 Restricted Stock Unit Agreement under the Stock Incentive Plan (Exhibit 10.3 to the First Quarter 2011 Quarterly Report). *
10.17.11	Form of 2011 Performance Based Restricted Stock Agreement under the Stock Incentive Plan (Exhibit 10.4 to the First Quarter 2011 Quarterly Report). *
10.17.12	Form of 2011 Performance Based Restricted Stock Unit Agreement under the Stock Incentive Plan (Exhibit 10.5 to the First Quarter 2011 Quarterly Report). *



10.17.13	Amendment to the 2011 Restricted Stock Unit Agreement for William Nuti dated April 19, 2012 (Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation filed April 19, 2012). *
10.17.14	Form of 2012 Restricted Stock Unit Award Agreement for Non-Executive Employees under the Stock Incentive Plan (Exhibit 10.2 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (the "First Quarter 2012 Quarterly Report").) *
10.17.15	Form of 2012 Restricted Stock Unit Award Agreement for Executives under the Stock Incentive Plan (Exhibit 10.3 to the First Quarter 2012 Quarterly Report). *
10.17.16	Form of 2012 Performance Based Restricted Stock Unit Award Agreement for Non-Executive Employees under the Stock Incentive Plan (Exhibit 10.4 to the First Quarter 2012 Quarterly Report). *
10.17.17	Form of 2012 Performance Based Restricted Stock Unit Award Agreement for Executives under the Stock Incentive Plan (Exhibit 10.5 to the First Quarter 2012 Quarterly Report). *
10.18	NCR Management Incentive Program for Executive Officers (Exhibit 10.19 to the 1996 Annual Report). *
10.19	Amended and Restated NCR Management Incentive Plan (Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation dated April 27, 2011). *
10.20	NCR Director Compensation Program effective April 21, 2009 (Exhibit 10.7 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the "First Quarter 2009 Form 10-Q")). *
10.20.1	2009 Director Option Grant Statement under the NCR Director Compensation Program (Exhibit 10.8 to the First Quarter 2009 Form 10-Q). *
10.20.2	2009 Director Restricted Stock Unit Grant Statement under the NCR Director Compensation Program (Exhibit 10.9 to the First Quarter 2009 Form 10-Q). *
10.21	Amended and Restated NCR Change in Control Severance Plan effective December 31, 2008 (Exhibit 10.24.2 to the 2008 Annual Report). *
10.21.1	First Amendment to the Amended and Restated NCR Change in Control Severance Plan (Exhibit 10.6 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 2011). *
10.22	Amended and Restated NCR Nonqualified Excess Plan, effective December 31, 2008 (Exhibit 10.26.6 to the 2008 Annual Report). *
10.22.1	First Amendment to the NCR Nonqualified Excess Plan dated October 24, 2012. *
10.23	Employment Agreement with William Nuti, dated July 29, 2005 (Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation filed August 2, 2005). *
10.23.1	Letter agreement dated July 26, 2006 with William Nuti (Exhibit 10.4 to the Current Report on Form 8-K of NCR Corporation filed July 27, 2006). *
10.23.2	Second Amendment effective as of December 12, 2008 to Letter Agreement with William Nuti dated July 29, 2005, as amended July 26, 2006 (Exhibit 10.30.2 to the 2008 Annual Report). *
10.24	NCR Director Compensation Program Effective April 27, 2010 (Exhibit 10.1 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (the "Second Quarter 2010 Quarterly Report")). *
10.24.1	Form of 2010 Director Option Grant Statement (Exhibit 10.2 to the Second Quarter 2010 Quarterly Report). *
10.24.2	Form of 2010 Director Restricted Stock Unit Grant Statement (Exhibit 10.3 to the Second Quarter 2010 Quarterly Report). *

10.25	Letter Agreement with Robert Fishman dated March 17, 2010 (Exhibit 10.7 to the First Quarter 2010 Quarterly Report). *
10.26	Letter Agreement with John Bruno dated October 27, 2008 (Exhibit 10.8 to the First Quarter 2010 Quarterly Report). *
10.27	Letter Agreement with Peter Leav dated December 28, 2008 (Exhibit 10.9 to the First Quarter 2010 Quarterly Report). *
10.28	Letter Agreement with Peter Dorsman dated April 4, 2006 (Exhibit 10.1 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 2010). *
10.29	NCR Corporation 2011 Economic Profit Plan (Exhibit 10.3 to the Current Report on Form 8-K of NCR Corporation dated April 27, 2011). *
10.29.1	First Amendment to NCR Corporation 2011 Economic Profit Plan (Exhibit 10.29.1 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 2011). *
10.29.2	Second Amendment to NCR Corporation 2011 Economic Profit Plan, dated January 25, 2012 (Exhibit 10.1 to the First Quarter 2012 Quarterly Report).
10.30	Tender and Voting Agreement, dated as of July 11, 2011, by and among NCR Corporation, Ranger Acquisition Corporation and certain shareholders of Radiant Systems, Inc. (Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation dated July 12, 2011).
10.31	First Amendment to Tender and Voting Agreement, dated as of July 21, 2011, by and among NCR Corporation, Ranger Acquisition Corporation and certain shareholders of Radiant Systems, Inc. (Exhibit 10.2 to the Current Report on Form 8-K/A of NCR Corporation dated July 21, 2011).
10.32	Equity Subscription Agreement, dated July 26, 2011, among NCR Corporation, Scopus Industrial S.A., Scopus Tecnologia Ltda. and NCR Brasil—Indústria de Equipamentos Para Automação Ltda., including Schedule I—The form of Shareholders' Agreement (Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation dated August 1, 2011).
10.33	Credit Agreement, dated as of August 22, 2011, by and among NCR Corporation, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation dated August 26, 2011).
10.34	Guarantee and Pledge Agreement, dated as of August 22, 2011, by and among NCR Corporation, the subsidiaries of NCR Corporation identified therein and JPMorgan Chase Bank, N.A., as Administrative Agent (Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation dated August 26, 2011).
10.35	The Retirement Plan for Officers of NCR (Amended and Restated effective December 31, 2008) (Exhibit 10.22.5 to the 2008 Annual Report). *
10.35.1	First Amendment to the Retirement Plan for Officers of NCR dated October 23, 2012. *
10.36	Registration Rights Agreement, dated September 17, 2012, among NCR Corporation, as issuer, NCR International Inc. and Radiant Systems Inc. as subsidiary guarantors and J.P. Morgan Securities LLC) as representative of the initial purchasers (Exhibit 10.01 to the September 18, 2012 Form 8-K).
10.37	Incremental Facility Agreement, dated as of August 22, 2012, by and among NCR Corporation, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent (Exhibit 10.1 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 (the "Third Quarter 2012 Quarterly Report")).
10.38	Reaffirmation Agreement, dated as of August 22, 2012, by and among NCR Corporation, the subsidiaries of NCR Corporation identified therein, and JPMorgan Chase Bank, N.A., as Administrative Agent (Exhibit 10.2 to the Third Quarter 2012 Quarterly Report).

10.39	Second Amendment, dated as of August 22, 2012, by and among NCR Corporation, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent, relating to the Credit Agreement, dated as of August 22, 2011 and amended as of December 21, 2011, by and among NCR Corporation, the Lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent (Exhibit 10.3 to the Third Quarter 2012 Quarterly Report).
10.40	Voting and Support Agreement, dated as of November 28, 2012, by and among NCR Corporation, Moon S.P.V. (Subsidiary) Ltd. and each of Boaz Dotan, Eli Gelman, Nehemia Lemelbaum, Avinoam Naor and Mario Segal (Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation dated November 28, 2012).
10.41	Registration Rights Agreement, dated December 18, 2012, among NCR Corporation, as issuer, NCR International Inc. and Radiant Systems Inc. as subsidiary guarantors and J.P. Morgan Securities LLC) as representative of the initial purchasers (Exhibit 10.01 to the December 18, 2012 Form 8-K).
21	Subsidiaries of NCR Corporation.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934.
31.2	Certification pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934.
32	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Tax Opinion of Wachtell, Lipton, Rosen & Katz in connection with the Spin off of Teradata, dated August 27, 2007 (Exhibit 99.2 to the Current Report on Form 8-K of NCR Corporation dated September 30, 2007).
101	Financials in XBRL Format.

* Management contracts or compensatory plans/arrangements

NCR Corporation

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(In millions)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at Beginning of Period	Charged to Costs & Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year Ended December 31, 2012					
Allowance for doubtful accounts	**$ 16**	**$—**	**$—**	**$—**	**$ 16**
Deferred tax asset valuation allowance	**$412**	**$ 17**	**$—**	**$ 30**	**$399**
Inventory excess and obsolete reserves	**$ 83**	**$134**	**$—**	**$130**	**$ 87**
Reserves related to business restructuring	**$ 2**	**$—**	**$—**	**$ 2**	**$—**
Year Ended December 31, 2011					
Allowance for doubtful accounts	$ 13	$ 3	$—	$—	$ 16
Deferred tax asset valuation allowance	$410	$ 2	$—	$—	$412
Inventory excess and obsolete reserves	$ 71	$105	$—	$ 93	$ 83
Reserves related to business restructuring	$ 3	$—	$—	$ 1	$ 2
Year Ended December 31, 2010					
Allowance for doubtful accounts	$ 24	$—	$—	$ 11	$ 13
Deferred tax asset valuation allowance	$528	$—	$—	$118	$410
Inventory excess and obsolete reserves	$100	$ 80	$—	$109	$ 71
Reserves related to business restructuring	$ 4	$—	$—	$ 1	$ 3



SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NCR CORPORATION

Date: March 1, 2013

By: /s/ ROBERT P. FISHMAN
Robert P. Fishman
Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title
/s/ WILLIAM R. NUTI **William R. Nuti**	Chairman of the Board of Directors, Chief Executive Officer and President
/s/ ROBERT P. FISHMAN **Robert P. Fishman**	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ LINDA FAYNE LEVINSON **Linda Fayne Levinson**	Director
/s/ EDWARD P. BOYKIN **Edward P. Boykin**	Director
/s/ RICHARD L. CLEMMER **Richard L. Clemmer**	Director
/s/ GARY DAICHENDT **Gary Daichendt**	Director
/s/ ROBERT P. DERODES **Robert P. DeRodes**	Director
/s/ KURT P. KUEHN **Kurt P. Kuehn**	Director
/s/ DEANNA W. OPPENHEIMER **Deanna W. Oppenheimer**	Director

Date: March 1, 2013

Annual Meeting of Stockholders
Stockholders are invited to attend NCR's Annual Meeting of Stockholders at 9:00 a.m. on April 24, 2013, to be held at:

NCR Corporation
Auditorium
3097 Satellite Boulevard
Duluth, Georgia 30096

Stockholder Account Inquiries
Inquiries concerning stockholder accounts of NCR's Direct Stock Purchase/Sell Program should be directed to:

NCR Corporation
c/o Wells Fargo Bank, N.A.
Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120

or

Wells Fargo Bank, N.A.
P.O. Box 64854
St. Paul, MN 55164-0854
Ph. 800-NCR-2303 (800-627-2303)
Ph. 651-450-4064 (Outside the U.S.)
Website address:
www.shareowneronline.com

NCR Annual Report on Form 10-K
The Company's annual report filed with the U.S. Securities and Exchange Commission (SEC) on Form 10-K for current and prior years can be accessed via the "Investor Relations" page under "About NCR" at NCR's website at www.ncr.com.

Company Information
Information requests for NCR's SEC filings, annual report on Form 10-K, quarterly reports and other financial information can be obtained without charge by writing or calling:

NCR Investor Relations
3097 Satellite Boulevard
Building 700
Duluth, Georgia 30096-5810
Ph. 1-800-225-5627
investor.relations@ncr.com
http://investor.ncr.com

Stockholders can help NCR reduce printing and mailing costs by viewing NCR's annual reports and proxy statements online as instructed on the Notice of Internet Availability of Proxy Materials (the "Notice") that we will send to you. If you would like a paper copy you may request one at no cost to you as instructed in the Notice.

NCR's Executive Officers

William R. Nuti
Chairman of the Board,
Chief Executive Officer (CEO), and President

Robert P. Fishman
Senior Vice President and Chief Financial Officer (CFO)

John G. Bruno
Executive Vice President and Chief Technology Officer

Jennifer M. Daniels
Senior Vice President, General Counsel and Secretary

Peter A. Dorsman
Executive Vice President and Chief Quality Officer

Peter A. Leav
Executive Vice President and President, Industry and Field Operations

Andrea L. Ledford
Senior Vice President and Chief Human Resources Officer

NCR's Board of Directors

William R. Nuti
Chairman of the Board,
NCR Corporation

Edward P. Boykin
Former President and
Chief Operating Officer,
Computer Sciences Corporation

Richard L. Clemmer
President and Chief Executive Officer,
NXP B.V.

Gary J. Daichendt
Former President and
Chief Operating Officer,
Nortel Networks Corporation

Robert P. DeRodes
Former Executive Vice President,
Global Operations & Technology,
First Data Corporation

Kurt P. Kuehn
Chief Financial Officer,
United Parcel Service, Inc.

Linda Fayne Levinson
Former Chair of the Board,
Connexus Corporation

Deanna W. Oppenheimer
Chief Executive Officer,
CameoWorks, LLC



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3097 Satellite Boulevard
Duluth, Georgia 30096
www.ncr.com

